HANNY VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)



06019228

Date: 27 November 2006



SEC MAIL
RECEIVED
PROCESSING
DEC 05 2006
WASH. D.C.
152
SECTION

082-03638

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

BY AIRMAIL

SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of the response document of the Company dated 27 November 2006 in response to the mandatory conditional cash offers made by Famex Investment Limited for the securities of the Company for filing under the ISIN US 41068T2087.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

p.p. Florence Kam
Company Secretary
/vw
Encl.

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

dlw 12/14

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

O:\Hanny 2006\Correspondence\Letter\218-US Sec-resp.doc dd 27 Nov 06.doc

THIS OFFEREE DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this offeree document or as to the action to be taken, you should consult a licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your securities in Hanny Holdings Limited, you should at once hand this offeree document to the purchaser or other transferee or to the licensed securities dealer or registered institution in securities, the bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock code: 275)

DOCUMENT IN RESPONSE TO THE MANDATORY CONDITIONAL CASH OFFERS BY KINGSTON SECURITIES LIMITED FOR AND ON BEHALF OF FAMEX INVESTMENT LIMITED (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ITC CORPORATION LIMITED) FOR ALL THE ISSUED SHARES AND OUTSTANDING CONVERTIBLE BONDS OF HANNY HOLDINGS LIMITED (OTHER THAN THOSE ALREADY OWNED BY OR AGREED TO BE ACQUIRED BY FAMEX INVESTMENT LIMITED AND PARTIES ACTING IN CONCERT WITH IT (EXCEPT COBBLEFORD LIMITED))

Financial adviser to Hanny Holdings Limited



SOMERLEY LIMITED

Independent financial adviser to
the independent board committee of Hanny Holdings Limited

Hercules

Hercules Capital Limited

A letter from the board of directors of Hanny Holdings Limited is set out on pages 7 to 13 of this offeree document.

A letter from the Independent Hanny Board Committee containing its advice to the Independent Hanny Shareholders and the holders of the Convertible Bonds is set out on page 14 of this offeree document.

A letter from Hercules Capital Limited, the independent financial adviser, containing its advice to the Independent Hanny Board Committee is set out on pages 15 to 30 of this offeree document.

27 November 2006

CONTENTS

EXPECTED TIMETABLE

The following expected timetable for the Offers is extracted from the Offer Document.

	2006 *(Hong Kong time)*
Commencement of the Offers	Monday, 13 November
Latest time and date for acceptance of the Offers *(Note 1)*	4:00 p.m. on Monday, 11 December
Posting of announcement on the Stock Exchange's website as to whether the Offers have been revised or extended, have expired, or have become or been declared unconditional *(Note 2)*	by 7:00 p.m. on Monday, 11 December
First Closing Date *(Note 2)*	Monday, 11 December
Latest date for posting of remittances for the amounts due under the Offers in respect of valid acceptances received on or before 4:00 p.m. on 11 December 2006, if the Share Offer has been declared unconditional on 11 December 2006 *(Note 3)*	Wednesday, 20 December
Latest time and date for acceptance of the Offers if the Share Offer has been declared unconditional on 11 December 2006	4:00 p.m. on Wednesday, 27 December
Final Closing Date if the Share Offer has been declared unconditional on 11 December 2006 (unless the Offers have been revised or extended)	Wednesday, 27 December
	2007 *(Hong Kong time)*
Last day by which the Share Offer can be declared unconditional *(Note 4)*	Friday, 12 January

Notes:

1. The Offers will be subject to Famex having received acceptances in respect of Hanny Shares, which together with Hanny Shares already held by it and parties acting in concert with it before or during the Offers, will result in Famex and parties acting in concert with it holding more than 50% of the voting rights of Hanny. Unless the Share Offer has previously become or been declared unconditional or revised, the latest time for acceptance of the Offers is 4:00 p.m. on Monday, 11 December 2006. Pursuant to the Takeovers Code, where the Share Offer is declared unconditional, the Offers will remain open for acceptance for not less than 14 days thereafter. Famex will make an announcement as and when the Share Offer becomes unconditional.

2. Famex reserves the right to revise or extend the Offers until such time and/or date as it may determine and in accordance with the Takeovers Code. Famex will issue an announcement to be posted on the Stock Exchange's website by 7:00 p.m. on Monday, 11 December 2006, being the first Closing Date, as to whether the Offers have been revised or extended, have expired, or have become or been declared unconditional as to acceptances. Such announcement will be published in the newspapers on the next business day thereafter.

3. Subject to the Share Offer becoming unconditional, the amounts due to each of the Hanny Shareholders or the holders of the Convertible Bonds (as the case may be) who accepts the Offers should be paid by Famex to such Hanny Shareholders and holders of the Convertible Bonds (as the case may be) as soon as possible but in any event within 10 days of the later of the date on which the Share Offer becomes, or is declared, unconditional and the date of receipt by the registrar of all relevant documents to render the acceptance under the Offers complete and valid.

4. In accordance with the Takeovers Code, except with the consent of the Executive, the Share Offer may not become or be declared unconditional as to acceptances after 7:00 p.m. on the 60th day after the date on which the Offer Document has been posted. Accordingly, unless the Share Offer has previously become or been declared unconditional as to acceptances, the Offers shall not be kept open after Friday, 12 January 2007.

In this offeree document, unless the context requires otherwise, the following expressions have the following meanings:

"Acquisition"	the acquisition of the Sale Shares by Famex from the Vendor pursuant to the Agreement, which was completed on 7 November 2006
"acting in concert"	has the meaning ascribed thereto in the Takeovers Code
"Agreement"	the sale and purchase agreement dated 17 August 2006 (as supplemented by supplemental agreements dated 28 August 2006 and 4 October 2006) entered into between the Vendor and Famex in relation to the Acquisition
"Announcement"	the announcement jointly made by ITC and Hanny dated 1 September 2006 in relation to, amongst other things, the Acquisition, the Offers and the Supplemental Agreements
"associates"	has the meanings ascribed to it in the Listing Rules
"CB Offer"	the mandatory conditional cash offer made by Kingston Securities Limited on behalf of Famex to acquire the Convertible Bonds (other than those already owned or agreed to be acquired by Famex and parties acting in concert with it (except Cobbleford Limited)) in accordance with Rule 13 of the Takeovers Code
"China Strategic"	China Strategic Holdings Limited (Stock Code: 235), a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"Closing Date"	the closing date of the Offers or any subsequent closing date(s) as may be determined and announced by the Offeror in accordance with the Takeovers Code
"Completion"	completion of the Acquisition
"Convertible Bonds"	the 2% convertible bonds of Hanny due 2011 with outstanding aggregate principal amount of HK$770,724,726, which is convertible into new Hanny Shares starting from June 2006 at an initial conversion price of HK$9.0 per Hanny Share
"Dividend Shares"	scrip dividend of 2,097,260 Hanny Shares issued on 29 September 2006 pursuant to the scrip dividend scheme of Hanny
"Dr. Chan"	Dr. Chan Kwok Keung, Charles, the controlling shareholder of ITC and an executive director and the chairman of each of ITC and Hanny
"Executive"	the Executive Director of Corporate Finance Division of the SFC or any of his delegates

"Famex" or "Offeror"	Famex Investment Limited, the offeror of the Offers, which is a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of ITC
"First Announcement"	the announcement of Hanny dated 8 August 2006 in relation to a possible mandatory offer in the securities of Hanny which might be made by ITC
"GDI"	Group Dragon Investments Limited, a company incorporated in the British Virgin Islands with limited liability
"GDI Offer"	the voluntary unconditional securities exchange offer made by Well Orient Limited, a wholly-owned subsidiary of Hanny, to acquire all the shares of GDI not already held by Well Orient Limited and parties acting in concert with it, which was closed on 16 June 2006
"GH"	Golden Harvest Entertainment (Holdings) Limited (Stock Code: 1132), a company incorporated in Bermuda with limited liability and whose shares are listed on the Main Board of the Stock Exchange
"Hanny"	Hanny Holdings Limited (Stock Code: 275), a company incorporated in Bermuda with limited liability and whose shares are listed on the Main Board of the Stock Exchange
"Hanny Board"	board of Hanny Directors
"Hanny Director(s)"	director(s) of Hanny
"Hanny Group"	Hanny and its subsidiaries
"Hanny Notes"	the US$150 million (equivalent to approximately HK$1,164.9 million) 1% convertible exchangeable notes due 2011 proposed to be issued by Hanny and subscribed by ITC and four other subscribers pursuant to the Subscription Agreements and the Supplemental Agreements
"Hanny Share(s)"	ordinary share(s) of HK$0.01 each in the issued share capital of Hanny
"Hanny Shareholder(s)"	holder(s) of Hanny Shares
"Hercules"	Hercules Capital Limited, a corporation licensed to carry out type 6 (advising on corporate finance) regulated activity under the SFO and the independent financial adviser to the Independent Hanny Board Committee in respect of the Offers
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Hanny Board Committee"	the independent board committee of Hanny established to advise the Independent Hanny Shareholders and holders of the Convertible Bonds in respect of the Offers

"Independent Hanny Shareholders"	Hanny Shareholders other than Famex and parties acting in concert with it (including Dr. Chan but excluding Cobbleford Limited) and their respective associates
"ITC"	ITC Corporation Limited (Stock Code: 372), a company incorporated in Bermuda with limited liability and whose shares are listed on the Main Board of the Stock Exchange
"Last Trading Day"	Thursday, 17 August 2006, being the last trading day prior to the suspension of trading in the Hanny Shares on the Stock Exchange at 2:30 p.m. on Thursday, 17 August 2006
"Latest Practicable Date"	24 November 2006, being the latest practicable date prior to the printing of this Offeree Document for the purposes of ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mei Ah"	Mei Ah Entertainment Group Limited (Stock Code: 391), a company incorporated in Bermuda with limited liability and whose shares are listed on the Main Board of the Stock Exchange
"MPP"	Macau Prime Properties Holdings Limited (Stock Code: 199) (formerly known as "Cheung Tai Hong Holdings Limited"), a company incorporated in Bermuda with limited liability and whose shares are listed on the Main Board of the Stock Exchange
"Offer Document"	the offer document dated 13 November 2006 issued by the Offeror to the Hanny Shareholders and the holders of the Convertible Bonds setting out the terms and other particulars of the Offers
"Offer Price"	HK$3.8 per Hanny Share under the Share Offer
"Offer Shares"	all issued Hanny Shares but excluding the Sale Shares and any other Hanny Shares owned by Famex and parties acting in concert with it (except Cobbleford Limited) on the date of Completion and/or acquired or agreed to be acquired by Famex and parties acting in concert with it (except Cobbleford Limited) while the Offers remain open for acceptance
"Offeree Document"	this response document in respect of the Offers issued by Hanny to the Hanny Shareholders and the holders of the Convertible Bonds in accordance with the Takeovers Code
"Offers"	the Share Offer and the CB Offer
"Other Concert Party"	Mr. Cheung Shu Wan, the sole shareholder of a company which holds a 50% interest in a 50%-owned associated company of ITC

"PRC"	the People's Republic of China, which for the purpose of this Offeree Document, excludes Hong Kong, the Macao Special Administrative Region of the PRC and Taiwan
"PYI"	PYI Corporation Limited (Stock Code: 498) (formerly known as "Paul Y. – ITC Construction Holdings Limited"), an associated company of ITC incorporated in Bermuda with limited liability and whose shares are listed on the Main Board of the Stock Exchange
"Relevant Period"	the period between 8 February 2006 (being the date falling six months prior to the date of the First Announcement) and the Latest Practicable Date
"Sale Shares"	the 22,812,359 Hanny Shares acquired by the Offeror pursuant to the Agreement, representing approximately 9.11% of the issued share capital of Hanny as at the date of the Announcement and approximately 9.03% of the issued share capital of Hanny as at the Latest Practicable Date respectively
"SCL"	See Corporation Limited (Stock Code: 491) (formerly known as "Ruili Holdings Limited"), a company incorporated in Bermuda with limited liability and whose shares are listed on the Main Board of the Stock Exchange
"SFC"	the Securities and Futures Commission of Hong Kong
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share Offer"	the mandatory conditional cash offer made by Kingston Securities Limited on behalf of Famex for all the Offer Shares in accordance with Rule 26.1 of the Takeovers Code
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Agreements"	the five conditional subscription agreements all dated 27 June 2006 entered into between Hanny and each of ITC and four other subscribers in relation to the subscription of the Hanny Notes
"Supplemental Agreement(s)"	the supplemental agreement(s) all dated 30 August 2006 entered into between Hanny and each of the subscribers of Hanny Notes, pursuant to which the Subscription Agreements are amended to the effect that, among others, completion of the Subscription Agreements is to be conditional on the closing or lapse (whichever is earlier) of the Offers
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Undertaking"	the undertaking given by Dr. Yap, Allan as set out under the subparagraph headed "Undertaking" in the "Letter from the Hanny Board" in this Offeree Document

"Vendor"	Mr. Ma Ho Man, Hoffman, the vendor of the Sale Shares, who is an independent third party neither connected nor acting in concert with ITC and its connected persons (as defined in the Listing Rules)
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"NT$"	New Taiwan dollars, the lawful currency of Taiwan
"US$"	United States dollars, the lawful currency of the United States of America
"%"	per cent.

For illustration purposes, amounts expressed in US$ in this document have been converted into HK$ at the rate of US$1.0 = HK$7.766 unless otherwise stated herein.



HANNY HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock code: 275)

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent non-executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head office and principal place of business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

27 November 2006

To the Hanny Shareholders and the holders of Convertible Bonds

Dear Sir or Madam,

DOCUMENT IN RESPONSE TO THE MANDATORY CONDITIONAL CASH OFFERS BY KINGSTON SECURITIES LIMITED FOR AND ON BEHALF OF FAMEX INVESTMENT LIMITED (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ITC CORPORATION LIMITED) FOR ALL THE ISSUED SHARES AND OUTSTANDING CONVERTIBLE BONDS OF HANNY HOLDINGS LIMITED (OTHER THAN THOSE ALREADY OWNED BY OR AGREED TO BE ACQUIRED BY FAMEX INVESTMENT LIMITED AND PARTIES ACTING IN CONCERT WITH IT (EXCEPT COBBLEFORD LIMITED))

INTRODUCTION

As set out in the First Announcement, ITC was in negotiation with an independent third party for a possible acquisition of Hanny Shares by ITC which might result in a possible mandatory offer in securities of Hanny under the Takeovers Code. Further to the First Announcement, on 1 September 2006, Hanny and ITC jointly announced that on 17 August 2006, Famex, an indirect wholly-owned subsidiary of ITC, entered into the Agreement with the Vendor, pursuant to which Famex conditionally agreed to acquire 22,812,359 Sale Shares at a consideration of HK$86,686,964.20 (equivalent to HK$3.8 per Sale Share). Completion of the Agreement took place on 7 November 2006.

Immediately upon Completion, Famex and parties acting in concert with it were, in aggregate, interested in approximately 38.67% of the voting rights of Hanny. Accordingly, Famex was required to make a mandatory conditional cash offer to acquire all the issued Hanny Shares (other than those already owned or agreed to be acquired by Famex and parties acting in concert with it (except Cobbleford Limited)) under Rule 26.1 of the Takeovers Code and a comparable offer to the holders of the Convertible Bonds (other than those already owned or agreed to be acquired by Famex and parties acting in concert with it (except Cobbleford Limited)) pursuant to Rule 13 of the Takeovers Code. Accordingly, Kingston Securities Limited has made the Offers on behalf of the Offeror. Details of the Offers and information on Famex were set out in the Offer Document and the forms of acceptance and transfer in relation to the Offers accompanied therewith.

The Offers are conditional upon Famex having received valid acceptances of the Share Offer which, together with the Hanny Shares already owned or agreed to be acquired by Famex and parties acting in concert with it before or during the period of the Offers, will result in Famex and the parties acting in concert with it holding Hanny Shares representing more than 50% of the voting rights of Hanny. As stated in the Offer Document, Famex has reserved its right to extend the period of the Offers if the above condition is not fulfilled by the first Closing Date on 11 December 2006.

As at the Latest Practicable Date, the Hanny Board consisted of three executive Hanny Directors and three independent non-executive Hanny Directors. In accordance with Rule 2.8 of the Takeovers Code, members of the Independent Hanny Board Committee should comprise all non-executive Hanny Directors who have no direct or indirect interest in the Offers. As such, the Independent Hanny Board Committee comprising Messrs. Kwok Ka Lap, Alva, Wong King Lam, Joseph and Sin Chi Fai, all being independent non-executive Hanny Directors having no direct or indirect interest in the Offers and all being independent of and not acting in concert with Famex and its concert parties, has been established to advise the Independent Hanny Shareholders and the holders of the Convertible Bonds in relation to the Offers. Hercules has been appointed as the independent financial adviser to advise the Independent Hanny Board Committee in respect of the terms of the Offers.

The purpose of this Offeree Document is to set out (i) Hanny's response in relation to the Offers; (ii) the respective advice and recommendation of the Independent Hanny Board Committee and Hercules in relation to the Offers; and (iii) information on the Hanny Group as contained in the appendices to this Offeree Document.

MANDATORY CONDITIONAL GENERAL OFFERS

Issued securities of Hanny as at the Latest Practicable Date

As at the Latest Practicable Date, there were (i) 252,554,498 Hanny Shares in issue; and (ii) Convertible Bonds with an outstanding aggregate principal amount of HK$770,724,726 entitling holders thereof to convert into a total of 85,636,080 new Hanny Shares (based on the initial conversion price of HK$9.0 per Hanny Share under the terms of the Convertible Bonds). Save as aforesaid, Hanny had no other outstanding options, warrants or conversion rights convertible into Hanny Shares as at the Latest Practicable date.

Undertaking

Dr. Yap, Allan (being an executive Hanny Director and a director of a subsidiary of ITC) has undertaken to ITC and Famex that he will not accept the Offers in respect of his 4,906,260 Hanny Shares.

Subscription Agreements and Supplemental Agreements

As set out in the announcement jointly issued by ITC and Hanny dated 6 July 2006, Hanny entered into the Subscription Agreements on 27 June 2006 with ITC and four other subscribers to subscribe for the Hanny Notes with principal amount of US$150 million (equivalent to approximately

HK$1,164.9 million). Upon full conversion of the Hanny Notes at the initial conversion price of US$0.51 (equivalent to approximately HK$3.96) per Hanny Share, an aggregate of 294,117,645 Hanny Shares will be issued. Completion of the Subscription Agreements is subject to, among other things, the Hanny Shareholders' approval. On 25 September 2006, the Subscription Agreements and the Supplemental Agreements were approved by the Hanny Shareholders.

On 30 August 2006, Hanny entered into the Supplemental Agreements with each of ITC and the four other subscribers of the Hanny Notes pursuant to which they agreed to amend the Subscription Agreements to the effect that:

(i) completion of the subscription of the Hanny Notes will be subject to fulfilment of two additional conditions, namely, (i) the closing or lapse (whichever is earlier) of the Offers; and (ii) (if immediately after the close of the Offers, there are insufficient public float in the Hanny Shares for the purposes of Rule 8.08(1)(a) of the Listing Rules) Hanny notifying the relevant subscribers of the day on which public float has been restored for the purposes of that rule. Only the second additional condition is capable of being waived by the relevant subscribers; and

(ii) subject to the fulfilment (or waiver as appropriate) of the last of all the conditions precedent to completion, and assuming that the new conditions are the last to be fulfilled, then completion will take place on a date to be agreed between Hanny and the relevant subscribers and should be no later than 60 days after the fulfilment of those conditions.

The amendments have been agreed after arms' length negotiations between Hanny and the relevant subscribers, and on the basis that the subscription of the Hanny Notes is to be completed after there is more clarity on the shareholding structure of Hanny after the Offers.

As no Hanny Notes will be issued before the close or lapse of the Offers, Famex will not extend the Offers or make any comparable offer arising out of or in relation to the Share Offer for any Hanny Notes pursuant to the Takeovers Code.

Hanny Shares and Convertible Bonds subject to the Offers

As at the Latest Practicable Date, Famex was the single largest Hanny Shareholder holding approximately 42.96% issued share capital of Hanny. Hollyfield Group Limited, an indirect wholly-owned subsidiary of ITC, held the Convertible Bonds with principal amount of HK$95,966,280. As at the Latest Practicable Date, Famex and the parties acting in concert with it (except Cobbleford Limited) were interested an aggregate of 111,788,654 Hanny Shares and held Convertible Bonds with aggregate amount of HK$135,666,015.

Taking into account (i) the 111,788,654 Hanny Shares and the Convertible Bonds with principal amount of HK$135,666,015 held by Famex and the parties acting in concert with it (except Cobbleford Limited); (ii) the Supplemental Agreements entered into between Hanny and each of the subscribers of the Hanny Notes; and (iii) the 4,906,260 Hanny Shares subject to the Undertaking, 135,859,584 Offer Shares and the Convertible Bonds with the principal amount of HK$635,058,711 were subject to the Offers pursuant to the Takeovers Code as at the Latest Practicable Date.

Principal terms of the Offers

Kingston Securities Limited has, on behalf of Famex, made the Offers in compliance with the Takeovers Code on the following bases:

For each Offer Share	HK$3.80
For each HK$15 face value of the Convertible Bond (based on the Offer Price of HK$3.8 per Offer Share divided by the initial conversion price of HK$9 per Hanny Share) *(Note 1)*	HK$6.3334 *(Note 2)*

Notes:

1. Pursuant to the Convertible Bond certificates, unless Hanny agrees otherwise (which it may do or refuse to do at its discretion and without assigning any reason), any transfer of the Convertible Bonds shall be in respect only of the whole or any part (in integral multiples of HK$30,000, or if less as represents the entire holding of that transferor of the Convertible Bonds) of the outstanding principal amount of the Convertible Bonds comprised in a Convertible Bond certificate (the "Transfer Condition"). Hanny has agreed that the acceptance under the CB Offer will not be restricted by such Transfer Condition.

2. Pursuant to and in accordance with the Takeovers Code, the price for the CB Offer will be rounded up to HK$6.3334 for each HK$15 face value of the Convertible Bonds.

Subject to the Share Offer becoming unconditional, all the Offer Shares and the Convertible Bonds to be acquired under the Offers will be fully paid and free from all liens, claims, equities, charges and encumbrances and together with all rights now and thereafter attaching thereto, including the right to receive and retain all dividends and other distributions declared, made or paid after the date of the Announcement (except for the final dividend for the year ended 31 March 2006 proposed in July 2006 which was paid on 29 September 2006).

The Offer Price is the same as the price paid by Famex for each Sale Share under the Agreement.

The Offers do not involve any issue of unlisted securities.

Comparison of value

The Offer Price of HK$3.8 per Offer Share represents:

- a premium of approximately 1.06% over the closing price of the Hanny Shares of HK$3.76 as quoted on the Stock Exchange on 7 August 2006, being the last trading day prior to the First Announcement;
- a premium of approximately 13.43% over the closing price of the Hanny Shares of HK$3.35 as quoted on the Stock Exchange on 8 August 2006, being the date of the First Announcement;
- a premium of approximately 7.65% over the closing price of the Hanny Shares of HK$3.53 as quoted on the Stock Exchange on the Last Trading Day;
- a premium of approximately 9.51% over the average closing price of the Hanny Shares of approximately HK$3.47 for the last 5 trading days up to and including the Last Trading Day;
- a premium of approximately 8.57% over the average closing price of the Hanny Shares of approximately HK$3.50 for the last 10 trading days up to and including the Last Trading Day;

- a premium of approximately 1.60% over the closing price of the Hanny Shares of HK$3.74 as quoted on the Stock Exchange on the Latest Practicable Date; and
- a discount of approximately 51.78% to the audited consolidated net asset value of approximately HK$7.88 per Hanny Share as at 31 March 2006.

Condition of the Offers

The Offers are conditional upon Famex having received valid acceptances of the Share Offer which, together with the Hanny Shares already owned or agreed to be acquired by Famex and parties acting in concert with it before or during the period of the Offers, will result in Famex and the parties acting in concert with it holding Hanny Shares representing more than 50% of the voting rights of Hanny.

As stated in the Offer Document, Famex has reserved its rights to extend the period of the Offers if the above condition is not fulfilled by the first Closing Date on 11 December 2006.

Total consideration

As at the Latest Practicable Date, there were 252,554,498 Hanny Shares in issue. Based on the Offer Price of HK$3.8 per Offer Share, the entire issued share capital of Hanny was valued at approximately HK$959.7 million and all the Offer Shares under the Share Offer were valued at approximately HK$516.3 million and the Convertible Bonds under the CB Offer were valued at approximately HK$268.1 million.

Effect of accepting the Offers

By accepting (i) the Share Offer, the accepting Hanny Shareholders will sell to Famex their respective Hanny Shares free from all liens, claims, charges, encumbrances, equities and third party rights and together with all rights attached thereto; and (ii) the CB Offer, the accepting holders of the Convertible Bonds will transfer to Famex the Convertible Bonds free from all liens, claims, charges, encumbrances, equities and third party rights and together with all rights attached thereto.

Settlement of the consideration

Stamp duty arising in connection with acceptance of the Share Offer amounting to HK$1.00 for every HK$1,000 or part thereof of the amount payable in respect of relevant acceptances by the Hanny Shareholders, or the market value of the Hanny Shares, whichever is greater, will be deducted from the amount payable to the Hanny Shareholders who accept the Share Offer. Famex will then pay such stamp duty to the stamp office of the Inland Revenue Department of Hong Kong.

Stamp duty arising in connection with acceptance of the CB Offer amounting to HK$1.00 for every HK$1,000 or part thereof of the amount payable in respect of relevant acceptances by the holders of the Convertible Bonds, or the face value of the Convertible Bonds in respect of the relevant acceptances by the holders of the Convertible Bonds, whichever is greater, will be deducted from the amount payable to the holders of the Convertible Bonds who accept the CB Offer. Famex will then pay such stamp duty to the stamp office of the Inland Revenue Department of Hong Kong.

You are recommended to consult your own professional advisers if you are in any doubt as to the taxation implications of your acceptance of the Offers, in particular, if you are resident outside Hong Kong or subject to overseas taxes or Hong Kong taxation on securities dealings. None of Hanny, Somerley Limited, Famex and parties acting in concert with it, Kingston Securities Limited, and any of their respective directors or any other persons involved in the Offers accepts responsibility for any taxation effects or liabilities of any person or persons as a result of their acceptance of the Offers.

Subject to the Offers becoming unconditional, the amounts due to the Hanny Shareholders or the holders of the Convertible Bonds (as the case may be) who accept the Offers will be paid by Famex as soon as possible but in any event within 10 days of the later of the date on which the Offers become, or are declared, unconditional and the date of receipt of duly completed acceptances in accordance with the Takeovers Code.

Further details of the Offers including, among other things, the terms and conditions of the Offers and the procedures for acceptance are set out in the Offer Document and the forms of acceptance and transfer in relation to the Offers accompanied therewith.

INFORMATION ON HANNY

Following the completion of the disposal of the business of trading of computer related products and consumer electronic products and marketing of data storage media in April 2006, the Hanny Group is now principally engaged in the trading of securities, property investment and trading, holding of vessels for sand mining and other strategic investments including investments in associated companies which are listed on the Stock Exchange and the Singapore Exchange Limited and long-term convertible notes issued by companies whose shares are listed on the Stock Exchange. Hanny itself is an investment holding company. A summary of the financial information on the Hanny Group, comprising a summary of the financial results of the Hanny Group for each of the three years ended 31 March 2004, 2005 and 2006 and the audited financial statements of the Hanny Group for the year ended 31 March 2006 is set out in Appendix I to this Offeree Document.

INFORMATION ON FAMEX

The information in this section has been extracted from the Offer Document.

Famex is an investment holding company incorporated in Hong Kong and is an indirect wholly-owned subsidiary of ITC. ITC is an investment holding company which directly and indirectly holds strategic investments in a number of listed companies, namely, PYI, Hanny, Trasy Gold Ex Limited ("Trasy") and Burcon NutraScience Corporation. Through its listed associated companies, namely, PYI and Hanny, the ITC Group has indirect interests in Paul Y. Engineering Group Limited, China Strategic, Wing On Travel (Holdings) Limited, China Enterprises Limited, MRI Holdings Limited, PSC Corporation Limited, Tat Seng Packaging Group Limited and Intraco Limited. The principal activities of the ITC Group comprise investment holding, the provision of finance, the provision of management services, property investment, treasury investment and trading of building materials and machinery and the provision and operation of an internet precious metals trading platform through Trasy.

INTENTION OF FAMEX REGARDING HANNY

Your attention is drawn to the intention of the Offeror with respect to the Hanny Group set out below, which information has been extracted from the Offer Document.

It is the intention of Famex to continue the existing business of the Hanny Group. Famex is confident about the future prospects of the Hanny Group's business and intends to hold its Hanny Shares on a long term basis. Famex has no intention to introduce any major changes to the Hanny Group's business, including any redeployment of the fixed assets of Hanny, injecting any material assets or businesses into the Hanny Group or disposing of any of its major assets. If there is any asset injection or disposal by the Hanny Group following the close of the Offers, the implementation of such will be in accordance with all applicable laws, regulations and relevant provisions under the Listing Rules. It is also the intention of Famex that there will not be any material changes in the management or employees of the Hanny Group as a result of the Offers.

MAINTAINING THE LISTING STATUS OF HANNY

As stated in the Offer Document, Famex has no intention to privatise Hanny. Famex will use its reasonable endeavours to maintain the listing of the Hanny Shares on the Stock Exchange and will use its reasonable endeavours to ensure that not less than 25% of the Hanny Shares will be held by the public at all times.

The Stock Exchange has indicated that if, upon closing of the Offers, less than the minimum prescribed percentage applicable to Hanny, being 25% of the issued Hanny Shares, are held by the public or if the Stock Exchange believes that:

(i) a false market exists or may exist in the trading of the Hanny Shares; or

(ii) there are insufficient Hanny Shares in public hands to maintain an orderly market,

it will consider exercising its discretion to suspend trading in the Hanny Shares.

RECOMMENDATIONS

Your attention is drawn to (i) the "Letter from the Independent Hanny Board Committee" on page 14 of this Offeree Document which sets out the Independent Hanny Board Committee's recommendation relating to the Offers to the Independent Hanny Shareholders and the holders of the Convertible Bonds; and (ii) the "Letter from Hercules" on pages 15 to 30 of this Offeree Document which contains the advice and recommendation in relation to the Offers from Hercules to the Independent Hanny Board Committee and the principal factors and reasons considered by it in arriving at its advice and recommendation.

ADDITIONAL INFORMATION

You are recommended to read the Offer Document and the forms of acceptance and transfer accompanied therewith which set out, among other things, details of the Offers, the Offeror, the Offeror's intention on the Hanny Group, and the procedures in relation to the acceptance of the Offers. Your attention is also drawn to the appendices to this Offeree Document for further information on the Hanny Group.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)
(Stock code: 275)

27 November 2006

*To the Independent Hanny Shareholders
and the holders of the Convertible Bonds*

Dear Sir or Madam,

DOCUMENT IN RESPONSE TO THE MANDATORY CONDITIONAL CASH OFFERS BY KINGSTON SECURITIES LIMITED FOR AND ON BEHALF OF FAMEX INVESTMENT LIMITED (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ITC CORPORATION LIMITED) FOR ALL THE ISSUED SHARES AND OUTSTANDING CONVERTIBLE BONDS OF HANNY HOLDINGS LIMITED (OTHER THAN THOSE ALREADY OWNED BY OR AGREED TO BE ACQUIRED BY FAMEX INVESTMENT LIMITED AND PARTIES ACTING IN CONCERT WITH IT (EXCEPT COBBLEFORD LIMITED))

We refer to the offeree document issued by Hanny Holdings Limited to its shareholders and holders of convertible bonds dated 27 November 2006 (the "Offeree Document"), of which this letter forms part. Terms defined in the Offeree Document shall have the same meanings in this letter unless the context otherwise requires.

We have been appointed by the Hanny Board to form the Independent Hanny Board Committee to consider the terms of the Offers and to make recommendations to the Independent Hanny Shareholders and the holders of the Convertible Bonds in connection with the Offers. Hercules has been appointed as the independent financial adviser to advise us in this respect. Details of Hercules' advice, including the principal factors and reasons taken into consideration in arriving at such advice, are set out in its letter on pages 15 to 30 of the Offeree Document. Your attention is also drawn to (i) the letter from the Hanny Board; and (ii) the additional information set out in the appendices to the Offeree Document.

Having taken into account the terms of the Offers, and the advice and recommendation of Hercules, we consider that the terms of the Offers are not fair and reasonable so far as the Independent Hanny Shareholders and the holders of the Convertible Bonds are concerned. Accordingly, we recommend the Independent Hanny Shareholders and the holders of the Convertible Bonds not to accept the Offers.

Yours faithfully,
Independent Hanny Board Committee
Kwok Ka Lap, Alva   Wong King Lam, Joseph   Sin Chi Fai
Independent non-executive Hanny Directors

The following is the text of the letter of advice to the Independent Hanny Board Committee from Hercules prepared for the incorporation in this Offeree Document.

Hercules

Hercules Capital Limited

1503 Ruttonjee House
11 Duddell Street
Central
Hong Kong

27 November 2006

To the Independent Hanny Board Committee

Dear Sirs,

THE MANDATORY CONDITIONAL CASH OFFERS BY KINGSTON SECURITIES LIMITED FOR AND ON BEHALF OF FAMEX INVESTMENT LIMITED (AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF ITC CORPORATION LIMITED) FOR ALL THE ISSUED SHARES AND OUTSTANDING CONVERTIBLE BONDS OF HANNY HOLDINGS LIMITED (OTHER THAN THOSE ALREADY OWNED BY OR AGREED TO BE ACQUIRED BY FAMEX INVESTMENT LIMITED AND PARTIES ACTING IN CONCERT WITH IT (EXCEPT COBBLEFORD LIMITED))

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Hanny Board Committee with respect to the terms of the Offers, details of which are set out in the Offer Document and the response document dated 27 November 2006 (the "**Offeree Document**") to the Hanny Shareholders and the holders of Convertible Bonds (the "**Bondholders**"), of which this letter forms part. Terms used in this letter have the same meanings as defined elsewhere in the Offeree Document unless the context otherwise requires.

Pursuant to Rules 2.1 and 2.8 of the Takeovers Code, an Independent Hanny Board Committee, comprising all the independent non-executive Hanny Directors, namely Messrs. Kwok Ka Lap, Alva, Wong King Lam, Joseph and Sin Chi Fai, has been formed to advise the Independent Hanny Shareholders and the Bondholders on whether the terms of the Offers are fair and reasonable and whether the Independent Hanny Shareholders and Bondholders should accept the Offers. Hercules has been appointed to act as the independent financial adviser to advise the Independent Hanny Board Committee in these regards.

In formulating our recommendations, we have reviewed, *inter alia*, the Offer and Offeree Documents and certain publicly available financial statements and other business and financial information relating to the Hanny Group. We have also reviewed certain information provided by management of Hanny relating to the operations, financial condition and prospects of the Hanny Group. We have considered the market valuations at which Hanny's comparable companies (being all Hong

Kong publicly listed companies not listed pursuant to Chapter 21 of the Listing Rules and with over 70% of their turnover derived from trading of securities, property investment and trading, and other investments based on their published annual report prior to the Latest Practicable Date) are currently trading; and the terms of cash/securities exchange offers made within a 24-month period prior to the Latest Practicable Date for companies which derived over 70% of their turnover from trading of securities, property investment and trading, and other investments which are listed on the Main Board of the Stock Exchange not pursuant to Chapter 21 of the Listing Rules. Also, we have considered such other information, analyses and market criteria which we deemed relevant. The Hanny Directors have jointly and severally accepted full responsibility for the accuracy of the information contained in the Offeree Document (other than those relating to ITC, the Offeror and parties acting with the Offeror and ITC) and have confirmed, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in the Offeree Document have been arrived at after due and careful consideration and there are no other facts not contained in the Offeree Document, the omission of which would make any statements in the Offeree Document misleading (other than those relating to ITC, the Offeror and parties acting with the Offeror and ITC). We have relied on, and assumed, without independent verification, the accuracy and completeness of the information reviewed by us for the purpose of this letter. We have not, for the purpose of this exercise, conducted any independent detailed investigation or audit into the businesses, financial conditions or affairs or the future prospects of the Hanny Group. Our opinion is necessarily based on the financial, economic, and market and other conditions in effect, and the information made available to us at the Latest Practicable Date.

We have not considered the tax consequences on the Independent Hanny Shareholders and the Bondholders arising from acceptances or non-acceptances of the Offers since these are particular to their individual circumstances. In particular, the Independent Hanny Shareholders and Bondholders who are residents outside of Hong Kong or subject to overseas taxes or Hong Kong taxation on securities dealings should consider their tax position with regard to the Offers and, if in any doubt, should consult their own professional advisers.

BACKGROUND TO AND TERMS OF THE OFFERS

On 7 November 2006, Famex, an indirect wholly-owned subsidiary of ITC, completed the purchase of a total of 22,812,359 Hanny Shares from the Vendor pursuant to the Agreement. As a result of the aforesaid transaction, the shareholdings of Famex together with parties acting in concert with it in Hanny increased from 29.64% to 38.67% immediately after the Acquisition. Famex is therefore obliged to make a conditional mandatory cash offer to acquire all the issued Hanny Shares (other than those already owned or agreed to be acquired by Famex and parties acting in concert with it (except Cobbleford Limited)) pursuant to Rule 26.1 of the Takeovers Code and a comparable offer to acquire all outstanding Convertible Bonds (other than those already owned or agreed to be acquired by Famex and parties acting in concert with it (except Cobbleford Limited)) pursuant to Rule 13 of the Takeovers Code.

Kingston Securities Limited has made the Offers on behalf of Famex on the following bases:

For each Offer Share HK$3.80 in cash

For each HK$15 face value of the Convertible Bond HK$6.3334 in cash

The Offer Price is the same as the per share consideration paid by Famex under the Agreement.

On the basis that the Bondholders exercise their rights to convert their Convertible Bonds at the conversion price of HK$9.0 per Hanny Share, the CB Offer is equal to the same amount as would be received by a Bondholder who validly converts his Convertible Bonds into Hanny Shares and accepts the Share Offer in respect of such shares.

All the Offer Shares and the Convertible Bonds to be acquired under the Offers will be fully paid and free from all liens, claims equities, charges and encumbrances and together with all rights now and thereafter attaching thereto, including the right to receive and retain all dividends and other distributions declared, made or paid after the date of the Announcement (except for the final dividend for the year ended 31 March 2006 proposed in July 2006 which was paid on 29 September 2006).

Condition of the Offers

The Offers are conditional upon Famex having received valid acceptances of the Share Offer which, together with the Hanny Shares already owned or agreed to be acquired by Famex and parties acting in concert with it before or during the period of the Offers, will result in Famex and the parties acting in concert with it holding Hanny Shares representing more than 50% of the voting rights of Hanny.

As stated in the Offer Document, Famex has reserved its rights to extend the period of the Offers if the above condition is not fulfilled by the first Closing Date on 11 December 2006.

PRINCIPAL FACTORS AND REASONS CONSIDERED

The principal factors and reasons that we have taken into consideration in assessing the Offers and arriving at our opinion are set out below. In reaching our conclusion, we have considered all the factors and analyses in light of each other and ultimately reached our opinion based on the results of all the analyses taken as a whole.

(1) Information on the Hanny Group

Hanny is an investment holding company. Following completion of the disposal of the business of trading of computer related products and consumer electronic products and marketing of data storage media (the "**Memorex® Business**") in April 2006, the Hanny Group is now principally engaged in the trading of securities, property investment and trading, holding of vessels for sand mining and other strategic investments including investments in associated companies which are listed on the Stock Exchange and the Singapore Exchange Limited, and long-term convertible notes issued by companies whose shares are listed on the Stock Exchange. As at the Latest Practicable Date, Hanny had a market capitalisation of approximately HK$944.6 million.

(a) Historical financial performance

Based on Hanny's 2006 annual report, the operations of trading of computer related products under the trade name of Memorex® and trading of consumer electronic products were discontinued on 28 April 2006 but the operation of trading of other non-Memorex® computer related products would continue. As such, the continuing operations of Hanny comprised three business segments, namely trading of computer related products, trading of securities and property development and trading. Summarised in Table 1 below are the segment results of the continuing operations of the Hanny Group for the three years ended 31 March 2006.

Table 1: Segment results of the continuing operations

	For the year ended 31 March				
	2006		2005		2004
	HK$'000	*% change*	*HK$'000*	*% change*	*HK$'000*
Revenue					
Trading of computer related products	51,452	(58.6)%	124,172	6.6%	116,473[2]
Trading of securities	146,386	55.9%	93,884	168.6%	34,949
Property development and trading	118,800	200.0%	39,600	147.5%	16,000
Segment results					
Trading of computer related products	(28,635)	(316.7)%	13,212	n.a.	(46,953)[2]
Trading of securities	175,698	127.4%	77,263	271.4%	20,804
Property development and trading	11,886	464.7%	2,105	(62.8)%	5,656
Segment profit margin[3]					
Trading of computer related products	*n.a.*		*10.6%*		*n.a.*
Trading of securities	*120.0%*		*82.3%*		*59.5%*
Property development and trading	*10.0%*		*5.3%*		*35.4%*

Notes:

1. Extracted from Hanny's 2006 and 2005 annual reports unless otherwise stated.

2. In Hanny's 2005 and 2004 annual reports, the results of the two segments, namely trading of computer related products under the brand name Memorex® and trading of computer related products were combined in the presentation of segment information. These figures excluded the revenue and results (as the case may be) of the trading of computer related products under the brand name Memorex® segment and were provided by management of Hanny.

3. Calculated as segment results divided by segmental revenue.

4. n.a. denotes not applicable

As illustrated in Table 1, revenue from trading of securities accounted for an increasingly significant portion of the total revenue from continuing operations of the Hanny Group. On the contrary, contribution from trading of computer related products to revenue from continuing operations of the Hanny Group was on a declining trend. The businesses of trading of securities and property development and trading together accounted for over 80.0% of the total turnover from continuing operations of the Hanny Group for the financial year 2006.

Trading of computer related products reported losses for the financial years 2004 and 2006. We have been advised by the Hanny Directors that following the disposal of the Memorex® Business, only the unprofitable brands remained in the Hanny Group and the results for trading of computer related products were attributable to the trading of the unprofitable computer related products. The profit for trading of computer related products for the financial year 2005 was primarily attributable to an approximately HK$50 million one-off commission fee received. Ignoring the one-off commission fee, a loss of approximately HK$36.8 million for the financial year 2005 was reported.

On the other hand, results for trading of securities continued to make strong progress in terms of revenue and profitability. According to the Hanny Directors, despite the property development and trading segment posted triple-digit growth in revenue, property prices vary with size, location and condition of the property and resulted in relatively unstable profit margin.

A summary of the financial information of the Hanny Group, comprising a summary of the financial results of the Hanny Group for each of the three years ended 31 March 2004, 2005 and 2006 and the audited financial statements of the Hanny Group for the year ended 31 March 2006 is set out in appendix I to the Offeree Document. We set out below an analysis of the financial results of the Hanny Group for the three years ended 31 March 2006.

Financial year 2006 versus financial year 2005

For the year ended 31 March 2006, the Hanny Group's revenue from continuing operations increased by 22.9% to 316.6 million on the basis of a 55.9% increase in revenue from trading of securities to HK$146.4 million as well as a two times increase in revenue from property development and trading to HK$118.8 million. Despite the Hanny Group reported an impairment loss on trademark licences of HK$164.7 million, an over three-fold increase in finance costs to HK$63.5 million, and a 70.4% increase in other expenses to HK$50.6 million during the financial year 2006, loss from continuing operations decreased by approximately 41.3% to HK$148.4 million. The improvement was mainly attributable to (i) an increase in fair value of the conversion options embedded in the convertible notes of HK$114.0 million (compared to nil for the financial year 2005); (ii) a 66.9% decrease in share of losses of associated companies to HK$21.5 million; (iii) a 15.6% decrease in the aggregate distribution, selling and administrative expenses to HK$113.7 million; (iv) a 13.6% increase in other income to HK$116.6 million, which was primarily attributable to the increases in interest on loans receivable and unrealised fair value gain on investments; and (v) a net gain on disposal of subsidiaries and associated companies of HK$921,000 (compared to a net loss of HK$15.7 million for the financial year 2005). However, the profit attributable to equity holders of Hanny amounted to HK$8.9 million for the financial year 2006 compared to a loss of HK$161.9 million for the financial year 2005.

Financial year 2005 versus financial year 2004

Based on Table 1, for the year ended 31 March 2005, the Hanny Group's revenue from trading of computer related products, trading of securities and property development and trading increased by 53.9% to HK$257.7 million. According to the Hanny Directors, the Memorex® Business posted an after-tax profit of approximately HK$241.9 million for the financial year 2004. Ignoring the after-tax profit from the Memorex® Business, the Hanny Group reported a loss of approximately HK$132.1 million from trading of computer related products, trading of securities and property development and trading. For the financial year 2005, losses from continuing operations amounted to HK$252.8 million, representing an increase of 91.4%. The deterioration was mainly attributable to (i) an impairment loss on goodwill arising from the acquisition of an associated company of HK$177.4 million; (ii) a HK$29.7 million loss on disposal of investment securities; (iii) a 59.1% increase in amortization of goodwill arising from the acquisition of associated companies to HK$28.1 million; and (iv) a HK$15.7 million net loss on disposal of subsidiaries and associated companies. A loss of HK$161.9 million was attributable to the equity holders of Hanny for the financial year 2005 compared to a profit of HK$13.3 million for the financial year 2004.

(b) Additional information

Subsequent to the reporting period for the financial year 2006, the Hanny Group subscribed for three convertible notes issued by MPP, Mei Ah and GH with a total principal amount of HK$370 million. The Hanny Directors consider that the aforesaid subscriptions

would enable the Hanny Group to diversify its investment portfolio into the entertainment industry and property developments in Macau by converting such notes into shares of the note issuers if they achieve outstanding performances, while at the same time providing the Hanny Group with a stable return on investments. The conversion rights attached to the convertible notes give the Hanny Group flexibility to acquire marketable equity shares and an opportunity to enjoy any potential capital gain in the value of the marketable equity shares. As noted in Hanny's 2006 annual report, the Hanny Group will look for further strategic investments that will both strengthen and bring diversity to the present portfolio in the future.

In June 2006, Hanny acquired a 69.6% stake in GDI which serves as an investment vehicle for projects in Asia and mainland China. The business coverage of GDI group and its associated companies includes property development, holding vessels for sand mining, manufacturing and marketing of tires, business of providing tour, travel and other related services and hotel operations and other investment holding business. On 6 July 2006, Hanny proposed to raise approximately US$150 million by way of an issue of convertible notes, of which US$100 million would be used for the subscription of the convertible notes issued by China Enterprises Limited, a subsidiary of GDI and a vehicle through which the Hanny Group expands its business in the PRC property market. The net proceeds of approximately US$99 million from the issue of convertible notes by China Enterprises Limited are expected to be used in full by China Enterprises Limited to acquire investment properties in major cities of China. As stated in the letter from the board, pursuant to the Supplemental Agreements entered into between Hanny, ITC and other subscribers of the Hanny Notes, completion of the subscription of the Hanny Notes is to be conditional on, *inter alia*, the closing or lapse (whichever is earlier) of the Offers. As no Hanny Notes will be issued before the close or lapse of the Offers, Famex will not extend the Offers or make any comparable offer arising out of or in relation to the Share Offer for any Hanny Notes pursuant to the Takeovers Code.

The disposal of the Memorex® Business was completed in April 2006. Based on Hanny's circular dated 10 April 2006, the consideration for the disposal of the Memorex® Business comprises, *inter alia*, an earnout amount which will be determined by reference to the EBITDA of the Memorex® Business for each of the twelve-month periods ending on 31 March 2007, 31 March 2008 and 31 March 2009, and the earnout amount shall have a cumulative minimum of US$5 million and a cumulative maximum of US$45 million. We note in Hanny's circular dated 10 April 2006 that assuming the Disposal had been completed on 31 December 2005 and based on the initial consideration of US$330 million, the Group would record a gain of approximately HK$673.1 million. In view of the aforesaid gain on disposal and the guaranteed cumulative minimum earnout amount, the disposal of the Memorex® Business is expected to give rise to a substantial gain and cash inflow to the Hanny Group in the first half of financial year 2007. The cashflow and financial positions of the Hanny Group would thus be strengthened and increased by the actual earnout amount received in each of the coming three financial years, which in our opinion should also leave room for future dividend payments as well as significant upside valuation potential to Hanny Shares.

(2) Trading performance of the Hanny Shares

Chart 1 depicts the historical closing prices and trading volumes of the Hanny Shares for the twelve full calendar months prior to the date of the Announcement and up to the Latest Practicable Date (the "**Review Period**"):

Chart 1: Share price performance


Price (HK$)
6
5.5
5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
Volume
Sep-05 Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06 Nov-06
Volume
Closing Price
Offer Price

Source: Stock Exchange website

Notes: On market days when Hanny Shares are not traded, the closing price equals to that of the preceding trading day.

During the Review Period, the Hanny Shares traded within a range between HK$2.57 to HK$5.45 and there were substantial fluctuations in the trading volume of the Hanny Shares. The following announcements were made with respect to such fluctuations:

- on 4 October 2005, Hanny announced that it had been approached by different independent third parties who had expressed interests in acquiring certain interests in the trading business of Hanny and they were not aware of any reasons for the increases in price and trading volume of the Hanny Shares;

- on 21 October 2005, Hanny made an announcement to confirm that they were not aware of any reason for the increase in the trading volume of the Hanny Shares save that Hanny had been informed by Famex that Famex had acquired 11,000,000 Hanny Shares, representing 93.65% of the total trading volume of the Hanny Shares as at the date of the announcement, from the market at a price of HK$4.00 per Hanny Share and the interest of Famex in Hanny had increased from 20.61% to 25.48%;

- on 27 January 2006, Hanny announced that save for the announcement made on 26 January 2006 regarding the very substantial disposal of the Memorex® Business, there had been no negotiations or agreements relating to intended acquisitions or realisations which were discloseable under the Rule 13.23 of the Listing Rules and that they were not aware of any reason for the increases in price and trading volume of the Hanny Shares;

- on 13 and 14 June 2006, Hanny announced that they were not aware of any reason for the increase in the trading volume of the Hanny Shares;
- on 25 July 2006, Hanny announced that they were not aware of any reason for the increase in the trading volume of the Hanny Shares;
- on 21 November 2006, Hanny announced that it had been informed by Famex that Famex had acquired 5,942,000 Hanny Shares from the market on the same day at prices ranging from HK$3.74 to HK$3.75 per Hanny Share and following the aforesaid acquisition, Famex was interested in 90,860,916 Hanny Share, representing approximately 35.98% of the issued share capital of Hanny; and
- on 22 November 2006, Hanny announced that it had been informed by Famex that Famex had acquired 17,500,000 Hanny Shares from the market at prices ranging from HK$3.74 to HK$3.75 per Hanny Share and following the aforesaid acquisition, Famex was interested in 108,360,916 Hanny Share, representing approximately 42.91% of the issued share capital of Hanny.

(a) Market price of the Hanny Shares

Table 2 below shows the premiums/discounts implied by the Offer Price, based on the closing prices of the Hanny Shares of various reference periods prior to the Last Trading Day:

Table 2: Trading statistics for the period from 1 September 2005 to the Last Trading Day (the "Pre-Announcement Period")

	Closing Price *HK$*	Premium/ (discount) implied by the Offer Price
Last Trading Day	3.53	7.6%
Highest (10 February 2006)	5.45	(30.3)%
Lowest (27 July 2006)	2.57	67.6%
Average during the 30-day period prior to the date of the Announcement	3.03	25.4%
Average during the 60-day period prior to the date of the Announcement	3.63	4.8%
Average during the 90-day period prior to the date of the Announcement	4.00	(5.1)%
Average during the 180-day period prior to the date of the Announcement	4.18	(9.0)%
Average during the Pre-Announcement Period	4.14	(8.1)%

Source: Stock Exchange website

Note: Simple average used for calculation of the average closing prices of various reference periods.

During the Pre-Announcement Period, the Hanny Shares traded in the range from HK$2.57 to HK$5.45. Based on the average closing prices of the Hanny Shares for the 30-day, 60-day, 90-day and 180-day periods, we note that the share price has been generally

on a downward trend over the Pre-Announcement Period. In addition, the Offer Price represents a discount of approximately 8.1% to the average closing price of the Hanny Shares during the entire Pre-Announcement Period.

Table 3 shows the implied premium/discounts implied by the Offer Price, based on the closing prices of the Hanny Shares for the period from 4 September 2006 (being the trading day immediately after the date of the Announcement) to the Latest Practicable Date (the "**Post-Announcement Period**"):

Table 3: Trading statistics for the Post-Announcement Period

	Closing Price *HK$*	**Premium/ (discount) implied by the Offer Price**
4 September 2006, being the trading day immediately after the date of the Announcement	3.71	2.4%
Latest Practicable Date	3.74	1.6%
Highest (25 September 2006, 20 and 23 November 2006)	3.75	1.3%
Lowest (6 November 2006)	3.60	5.6%
Average during the Post-Announcement Period	3.68	3.1%

Source: Stock Exchange website

Note: Simple average used for calculation of the average closing price during the Post-Announcement Period.

Following announcement of the Offers, Hanny's share price has risen by as much as 5.1% to HK$3.71 on 4 September 2006, the premium implied by the Offer price has decreased to as low as 2.4%. Thereafter, the prices of the Hanny Shares traded closely to the Offer Price and closed at HK$3.74 per Hanny Share as at the Latest Practicable Date. Although there is no certainty as to the specific causes for such increase in share prices, we believe that it could have been prompted by the higher value of the Offer Price relative to the market prices of the Hanny Shares before the Announcement.

(b) Liquidity of the Hanny Shares

Table 4 below sets out the total number and average daily number of the Hanny Shares traded per month and the respective percentages of monthly trading volume compared to the issued share capital and the Hanny Shares held by the public during the Review Period:

Table 4: Historical trading volume of the Hanny Shares

Month	Total trading volume *(Shares)*	Average daily trading volume *(Shares)*	Average daily trading volume to total issued Hanny Shares[(1)]	Average daily trading volume to total issued Hanny Shares held by the public[(2)]
2005				
September	5,136,578	244,599	0.097%	0.130%
October	17,925,023	896,251	0.355%	0.477%
November	2,957,224	134,419	0.053%	0.072%
December	5,668,510	283,426	0.112%	0.151%
2006				
January	6,111,725	321,670	0.127%	0.171%
February	12,622,773	631,139	0.250%	0.336%
March	2,901,542	126,154	0.050%	0.067%
April	1,903,981	111,999	0.044%	0.060%
May	2,385,438	119,272	0.047%	0.064%
June	23,082,575	1,049,208	0.415%	0.559%
July	21,310,243	1,014,773	0.402%	0.541%
August	12,764,391	554,974	0.220%	0.337%
September	11,322,905	539,186	0.213%	0.327%
October	3,821,288	191,064	0.076%	0.116%
November (up to the Latest Practicable Date)	32,315,536	1,795,308	0.711%	1.089%

Notes:

1. Based on 252,554,498 Hanny Shares in issue as at the Latest Practicable Date.

2. Public float for September 2005 to July 2006 is based on 187,710,203 Hanny Shares held by the Independent Hanny Shareholders, calculated as 252,554,498 Hanny Shares in issue before the Acquisition less 64,844,295 Hanny Shares held by Famex and its concert parties (excluding Cobbleford Limited) before the Acquisition. Hanny made an announcement on 8 August 2006 regarding the negotiations between ITC and an independent third party for a possible acquisition of Hanny Shares by ITC which may result in a possible mandatory offer in securities of Hanny under the Takeovers Code; public float for August 2006 to the Latest Practicable Date is based on 164,897,844 Hanny Shares held by the Independent Hanny Shareholders, calculated as 252,554,498 Hanny Shares in issue after the Acquisition less 87,656,654 Hanny Shares held by Famex and its concert parties (excluding Cobbleford Limited) immediately after the Acquisition).

As illustrated in Table 4, the daily trading volume of the issued Hanny Shares has been relatively thin at less than 1% of both the total issued Hanny Shares and the total Hanny Shares held by the public during September 2005 to October 2006. During the entire Review

Period, the highest monthly trading volume was recorded in November 2006 at 32,315,536 Hanny Shares, the average daily trading volume of approximately 1,795,308 Hanny Shares represented approximately 1.089% of the public float of that month. In light of the low trading volume of the Hanny Shares during the Review Period, there may not be sufficient liquidity for the Independent Hanny Shareholders to dispose of the Hanny Shares in the open market if they wish to and the market price of the Hanny Shares may encounter a downward pressure if the Independent Hanny Shareholders dispose of their considerable shareholdings in Hanny in the open market.

(3) Indicative valuation benchmarks

(a) Net asset value

Based on the unaudited pro forma balance sheet of the Hanny Group set out in the subsection headed "(C) Unaudited pro forma balance sheet of the Hanny Group" in Appendix I, the equity attributable to equity holders of Hanny ("**NAV**") amounted to approximately HK$2.7 billion, equivalent to approximately HK$10.64 per Hanny Share (based on 252,554,498 Hanny Shares in issue as at the Latest Practicable Date). The Offer Price represents a discount of 64.3% to the NAV per Hanny Share and implies a price to book ratio ("**P/B**") of approximately 0.4 times.

(b) Price/earnings multiples

The Hanny Group reported a loss from continuing operations of approximately HK$148.4 million for the year ended 31 March 2006, the use of price/earnings multiple ("**P/E**") as reference to assess the Offer Price is therefore not applicable.

(c) Dividend yield

Based on the total dividends per Hanny Share for the financial year 2006 of HK$0.1 per Hanny Share, the Offer Price implies a dividend yield of 2.6%.

(4) Comparable Company Analysis

For the purpose of assessing the Offer Price, we have compared the valuation statistics of Hanny implied by the Offer Price with the market valuations at which its comparable companies are currently trading. In choosing appropriate comparable companies (the "**Comparables**") for Hanny, we have (i) identified, to the best of our knowledge, all Hong Kong publicly listed companies with over 70% of their turnover derived from trading of securities, property investment and trading, and other investments based on their latest published annual report prior to the Latest Practicable Date; and (ii) excluded the investment companies that are listed pursuant to Chapter 21 of the Listing Rules ("**Chapter 21 Companies**") as these companies are subject to certain investment objectives, distribution policies and restrictions which effectively affect their earnings, growth, capital structure, dividend payout ratio, risk profile and expected rate of return and ultimately their valuation statistics. As the operation and investments of Hanny are not subject to similar policies and restrictions, we consider the Chapter 21 Companies incomparable to Hanny in terms of business nature and associated risks.

Table 5: Trading multiples of the Comparables

Comparables (stock code)	Principal activities	Market capitalisation[1] *HK$'million*	P/E[2] *times*	P/B[2] *times*	Dividend yield[3]
Capital Strategic Investment Limited (497)	Sale and leasing of properties and property development, and securities investment	1,187	4.1	0.6	1.3%
China National Resources Development Holdings Limited (661)	Corporate investment, trading in securities, property investment and management consultancy	509	n.a.	8.6	n.a.
Kowloon Development Company Limited (34)	Property investment and development, securities investments, financing and other businesses	12,105	8.4	1.8	3.0%
Polytec Asset Holdings Limited (208)	Property investment, trading and development, manufacturing of ice and provision of cold storage and related services and financial investment and other miscellaneous activities	11,007	6.5	2.9	1.0%
Rivera (Holdings) Limited (281)	Property development and investment and securities trading	704	37.5	0.8	n.a.
S E A Holdings Limited (251)	Property development and investment, garment manufacturing and trading and investment in financial instruments	2,674	3.0	0.6	2.4%
Tomson Group Limited (258)	Property development and investment, hospitality and leisure activities, manufacturing of PVC pipes and securities trading	2,780	119.2	0.7	2.4%
Winfair Investment Company Limited (287)	Securities investments, property leasing and development	156	4.8	0.6	3.1%
Maximum		**12,105**	**119.2**	**8.6**	**3.1%**
Minimum		**156**	**3.0**	**0.6**	**1.0%**
Average		**3,890**	**26.2**	**2.1**	**2.2%**
Average (ex-high and low outliers)		3,144	12.3	1.2	2.3%
Hanny		960	n.a.	0.4	2.6%

Notes:

1. Market capitalisations of the Comparables as at the Latest Practicable Date are quoted from Bloomberg. Market capitalisation of Hanny is calculated based on the Offer Price and 252,554,498 Hanny Shares in issue as at the Latest Practicable Date.

2. Trading multiples for the Comparables as at the Latest Practicable Date are quoted from Bloomberg. Implied P/E, P/B and dividend yield of Hanny are calculated based on the Offer Price.

3. n.a. denotes not applicable as the relevant Comparable reported losses or did not declare dividends for the latest financial year.

As illustrated in Table 6 above, the implied dividend yield of Hanny, based on the Offer Price, of 2.6% represents a premium of approximately 18.2% over the average dividend yield of the Comparables. However, Hanny's implied P/B ratio, based on the Offer Price, of 0.4 times represents a significant discount of approximately 81.0% to the average P/B ratio of the Comparables. We note that although China National Resources Development Holdings Limited reported a net loss and did not declare any dividend for its latest financial year, its P/B is the highest amongst all the Comparables.

(5) Cash offer precedents

We have also identified, for reference purposes, all the cash/securities exchange offers made within a 24-month period prior to the Latest Practicable Date for companies listed on the Main Board of the Stock Exchange (other than Chapter 21 Companies for the reasons stated in the section headed "(4) Comparable Company Analysis" above) and, according to their published annual reports prior to the respective date of announcements, over 70% of their turnover was derived from trading of securities, property investment and trading, and other investments (the "**Comparable Offers**"). Table 6 below is a summary of the terms of the Comparable Offers.

Table 6: Comparable Offers

Company (stock code)	Principal activities	Market capitalisation[1] *HK$'million*	Date of announcement	Premium/ (discount) represented by the share offer price over/(to) the closing price on the last trading day	P/E[2] *times*	P/B[3] *times*	Dividend yield[4] *%*
Capital Strategic Investment Limited (497)	Property investment and securities investment	211	15-Nov-04 21 Dec 04	23.6%	6.9	0.3[5]	n.a.
China National Resources Development Holdings Limited (661)	Corporate investment, trading in securities, property investment and management consultancy	62	14-Sep-05	(81.1)%	n.a.	1.8	n.a.[6]
Average		**136.5**		**n.a.**	**6.9**	**1.1**	**n.a.**
The Company	Trading of securities, property investment and trading, holding of vessels for sand mining and other strategic investments	960	01-Sep-06	7.6%	n.a.	0.4	2.6%

Source: Stock Exchange website

Notes:

1. Market capitalisations for the Comparable Offers are calculated based on the offer price and shares in issue as at the date of the respective announcements. Market capitalisation of Hanny is calculated based on the Offer Price and 252,554,498 Hanny Shares in issue as at the Latest Practicable Date.

2. The implied P/E is calculated as the share offer price divided by the latest published audited basic earnings per share prior to the date of the respective announcements and n.a. denotes not applicable as losses were reported for the latest financial year prior to the date of the respective announcements.

3. The implied P/B is calculated as the share offer price divided by the latest published net asset value per share prior to the date of the respective announcements.

4. Implied dividend yield is calculated as the share offer price divided by the dividend paid for the ordinary shares for the latest financial year prior to the date of the respective announcements.

5. Adjustments made to take into account the effect of the share consolidation.

6. The company paid preferential dividends to holders of preference shares and no dividend was paid to ordinary shareholders.

As shown, the premium represented by the Offer Price over the closing price on the Last Trading Day of 7.6% represents a discount of 67.8% to that of Capital Strategic Investment Limited, the only Comparable Offer with a premium to the closing price of its shares on the last trading day. Notwithstanding the fact that only Capital Strategic Investment Limited could produce an implied P/E, its implied P/B is lower than that of Hanny and China National Resources Development Holdings Limited. Although there is no certainty as to the specific causes for such low implied P/B for Capital Strategic Investment Limited, we believe that it could be attributable to its dividend payment record of not declaring any dividend in the wake of profitable results for the past four financial years prior to the announcement of the offer. We note that despite only Hanny paid dividends to the Hanny Shareholders for its latest financial year prior to the date of the Announcement, the Offer Price implies a P/B which is materially lower than the average P/B of the Comparables Offers and is therefore inadequate relative to the preceding offers in the similar sector.

(6) Undertaking of non-acceptance of Offer

Dr. Yap, Allan (being an executive Hanny Director and a director of a subsidiary of ITC) has undertaken to ITC and Famex that he will not accept the Offers in respect of any of his interest in the Hanny Shares.

(7) Intention of Famex regarding the future of the Hanny Group

As set out in the Offer Document, it is the intention of Famex to continue the existing business of the Hanny Group and Famex has no intention to put forward any major changes to the business of the Hanny Group, including any redeployment of the fixed assets of Hanny, injecting any material assets or businesses into the Hanny Group or disposing of any if its major assets.

It is proposed that there will not be any material changes in the management or employees of the Hanny Group as a result of the Offers.

As stated in the Offer Document, Famex intends to maintain the listing of the Hanny Shares on the Stock Exchange. Famex will use its reasonable endeavours to ensure that not less than 25% of the Hanny Shares will be held by the public at all times.

The Stock Exchange has indicated that if, upon closing of the Offers, less than the minimum prescribed percentage applicable to Hanny, being 25% of the issued Hanny Shares, are held by the public or if the Stock Exchange believes that:

(i) a false market exists or may exist in the Hanny Shares; or

(ii) there are insufficient Hanny Shares in public hands to maintain an orderly market,

it will consider exercising its discretion to suspend trading in the Hanny Shares.

Despite the intention of the Offeror, in light of the above statements made by the Stock Exchange, the Independent Hanny Shareholders and the Bondholders should note that, upon completion of the Offers, there may be insufficient public float for the Hanny Shares and therefore, trading in the Hanny Shares may be suspended until a sufficient level of public float is attained.

RECOMMENDATION

Having considered the principal factors discussed above, in particular, the following:

(i) the Offer Price represents a premium of approximately 7.6% to the closing price of HK$3.53 per Hanny Share as quoted on the Stock Exchange on the Last Trading Day, which represents a discount of 67.8% to that of Capital Strategic Investment Limited, the only Comparable Offer with a premium to the closing price of its shares on the last trading day;

(ii) the Offer Price implies a P/B ratio which is inadequate relative to the preceding offers in the similar sector and the market valuation of the trading Comparables discussed in the sections headed "(5) Cash offer precedents" and "(4) Comparable Company Analysis" above, and thus is materially inadequate and does not reflect the underlying fair value of the Hanny Shares;

(iii) the cashflow and financial positions of the Hanny Group for the coming three financial years could be enhanced as a result of the earnout payments as stipulated in the sale and purchase agreement dated 19 January 2006 in relation to the disposal of the Memorex® Business, such earnout payments shall have a cumulative minimum of US$5 million and a cumulative maximum of US$45 million, which in our opinion leave room for future dividend payments as well as significant upside valuation potential to Hanny Shares; and

(iv) it is the intention of Famex that the existing principal activities of Hanny will remain unchanged and Famex has no intention to put forward any major changes to the business of the Hanny Group and there is no existing plan for asset injection by either Famex or ITC;

we consider that the Offer Price is not fair and, on this basis, the Share Offer is neither fair nor reasonable so far as the Independent Hanny Shareholders are concerned. As the CB Offer has been determined as being the "see-through" price on the basis of the Offer Price and the exercise price of HK$9.0 per Hanny Share for HK$15 principal amount of the Convertible Bonds, it can therefore be inferred that the CB Offer price is also neither fair nor reasonable so far as the Bondholders are concerned. We therefore recommend the Independent Board Committee to recommend to the Independent Hanny Shareholders and the Bondholders to reject the Offers.

For those Independent Hanny Shareholders and the Bondholders who, having regard to their own circumstances, wish to realise part or all of their investments in the Hanny Shares or the Convertible Bonds (as the case may be), are reminded that they should closely monitor the market price and the liquidity of the Hanny Shares during the offer period and consider selling their Hanny Shares (or convert the Convertible Bonds into Hanny Shares for sale in the case of the Bondholders) in the open market during the offer period, rather than accepting the Offers, if the realisable amount from the sale of such Hanny Shares in the open market would exceed that receivable under the Offers. For Bondholders who intend to convert their Convertible Bonds and dispose of the Hanny Shares so converted in the open market instead of accepting the CB Offer, they should allow for approximately 14 business days for the issue of the share certificates and note that the market price of the Hanny Shares may or may not represent a premium to the Offer Price by the time the share certificates are issued.

However, the Independent Hanny Shareholders and the Bondholders should note that the aggregate amount of Hanny Shares owned by the Independent Hanny Shareholders as at the Latest Practicable Date represents approximately 211.5 times the average daily trading volume for the Review Period. Although the trading volume of the Hanny Shares became relatively higher after the date of the Announcement, there is no assurance that it would remain at a high level after the close of the Share Offer. In view of the low liquidity of the Hanny Shares in the past, Independent Hanny Shareholders, especially those with relatively sizeable shareholdings, may find it difficult to dispose of their Hanny Shares in the open market without adversely affecting the market price of the Hanny Shares in the short term. Independent Hanny Shareholders, as well as the Bondholders who intend to convert their Convertible Bonds and dispose of the Hanny Shares so converted in the open market instead of accepting the CB Offer, who believe that because of the size of their shareholding they will be unable to sell the Hanny Shares in the open market at a price higher than the Offer Price should consider the Share Offer and the CB Offer as alternative exits for their investments. Furthermore, as the Convertible Bonds are not listed or traded on any stock exchange or marketplace, Bondholders who opt to reject the CB Offer will only be able to redeem their Convertible Bonds at the principal amount upon maturity.

Independent Hanny Shareholders and the Bondholders should read carefully the procedures for accepting the Offers as detailed in appendix I to the Offer Document and the accompanying form of acceptance thereto and are strongly advised that the decision to realise or hold their investments is subject to individual circumstances and investment objectives.

Yours faithfully,
For and on behalf of
Hercules Capital Limited
Louis Koo
Managing Director

1. FINANCIAL SUMMARY

Set out below is the summary of the results, assets and liabilities of the Hanny Group as extracted from the relevant annual reports of Hanny:

Results

	Year ended 31 March		
	2006	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*
	(audited)	*(audited and restated) (Note 1)*	*(audited and restated) (Note 1)*
Turnover	316,638	257,656	5,025,930
(Loss) profit before income tax	(144,092)	(248,508)	135,245
Income tax expense	(4,331)	(4,282)	(25,469)
(Loss) profit for the year from continuing operations	(148,423)	(252,790)	109,776
Profit for the year from discontinued operations	52,419	152,552	–
(Loss) profit for the year	(96,004)	(100,238)	109,776
Attributable to:			
Equity holders of Hanny	8,915	(161,862)	13,300
Minority interests	(104,919)	61,624	96,476
	(96,004)	(100,238)	109,776
Dividends	22,463	11,193	11,221
Earnings (loss) per Hanny Share – Basic	HK$0.04	HK$(0.82)	HK$0.08
Dividend per Hanny Share			
– Final, paid	HK$0.06	HK$0.06	HK$0.02
– Interim, paid	HK$0.04	–	HK$0.05

Assets and liabilities

	As at 31 March		
	2006	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*
	(audited)	*(audited and restated) (Note 1)*	*(audited and restated) (Note 1)*
Non-current assets	1,524,205	1,288,994	1,643,529
Current assets	2,668,975	2,367,559	2,299,707
	4,193,180	3,656,553	3,943,236
Current liabilities	1,871,839	1,240,452	1,653,951
Non-current liabilities	102,018	160,110	10,947
	1,973,857	1,400,562	1,664,898

Notes:

1. Figures for the three years ended 31 March 2004, 2005 and 2006 were prepared under the new Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants that are effective for accounting periods beginning on or after 1 January 2005. Restatements have been made for figures published previously. Details of the effects of the new HKFRSs are set out in note 3 to the financial statements of the Hanny Group contained in the sub-section headed "Audited financial statements" in this appendix.

2. No extraordinary or exceptional items were recorded in each of the three financial years ended 31 March 2004, 2005 and 2006. No qualification was contained in the auditors' reports of the Hanny Group for the aforesaid financial years.

2. AUDITED FINANCIAL STATEMENTS

Set out below are the audited consolidated income statement, consolidated balance sheet, consolidated statement of changes in equity and consolidated cash flow statement of the Hanny Group together with the relevant notes to the financial statements as extracted from the annual report of Hanny for the year ended 31 March 2006:

"Consolidated Income Statement
For the year ended 31 March 2006

	NOTES	**2006** *HK$'000*	**2005** *HK$'000* *(Restated)*
Continuing Operations			
Revenue	*8*	316,638	257,656
Cost of sales		(278,353)	(145,060)
Gross profit		38,285	112,596
Other income	*10*	116,585	102,646
Distribution and selling expenses		(2,339)	(12,432)
Administrative expenses		(111,342)	(122,317)
Other expenses	*11*	(50,623)	(29,712)
Impairment loss on trademark licenses	*23*	(164,667)	–
Realization of negative goodwill arising on acquisition of additional interest in an associate		–	2,057
Change in fair value of conversion options embedded in convertible notes		114,048	–
Finance costs	*12*	(63,466)	(15,155)
Share of results of associates		(21,494)	(64,909)
Impairment loss on goodwill arising on acquisition of an associate	*13, 25*	–	(177,446)
Amortization of goodwill arising on acquisition of associates	*25*	–	(28,089)
Net gain (loss) on disposal of subsidiaries and associates	*14*	921	(15,747)
Loss before income tax		(144,092)	(248,508)
Income tax expense	*15*	(4,331)	(4,282)
Loss for the year from continuing operations		(148,423)	(252,790)
Discontinued Operations			
Profit for the year from discontinued operations	*16*	52,419	152,552
Loss for the year	*17*	(96,004)	(100,238)

	NOTES	2006 HK$'000	2005 HK$'000 (Restated)
Attributable to:			
Equity holders of the Company		8,915	(161,862)
Minority interests		(104,919)	61,624
		(96,004)	(100,238)
Distributions	19	22,463	11,193
Earnings (loss) per share	20		
From continuing and discontinued operations			
– Basic		HK$0.04	HK$(0.82)
– Diluted		HK$0.04	N/A
From continuing operations			
– Basic		HK$(0.08)	HK$(1.16)
– Diluted		HK$(0.08)	N/A

Consolidated Balance Sheet
At 31 March 2006

	NOTES	2006 HK$'000	2005 HK$'000 (Restated)
NON-CURRENT ASSETS			
Property, plant and equipment	21	38,567	70,557
Investment properties	22	133,000	–
Intangible assets	23	–	233,475
Goodwill	24	6,621	167,908
Interests in associates	25	616,871	632,201
Amount due from an associate	25	–	2,197
Loan to an associate	25	1,331	1,331
Investments in securities	26	–	123,534
Available-for-sale investments	27	534,045	–
Deposits for acquisition of long-term investments	29	190,175	35,000
Deferred tax assets	40	–	18,418
Club debentures		3,595	4,373
		1,524,205	1,288,994
CURRENT ASSETS			
Other asset	30	–	108,000
Inventories	31	8,553	587,078
Trade and other receivables	32	59,730	761,904
Available-for-sale investments	27	73,500	–
Investments held for trading	33	421,997	–
Conversion options embedded in convertible notes	33	231,509	–
Investments in securities	26	–	144,435
Short-term loan receivables	28	20,162	111,851
Short-term loan receivables from related companies	50	159,559	224,233
Margin loan receivables	34	18,680	30,586
Amounts due from associates	25	2,623	–
Tax recoverable		923	19,855
Pledged bank deposit	35	19,966	20,014
Bank balances and cash		6,514	359,603
		1,023,716	2,367,559
Assets classified as held for sale	16	1,645,259	–
		2,668,975	2,367,559

	NOTES	2006 HK$'000	2005 HK$'000 (Restated)
CURRENT LIABILITIES			
Trade and other payables	36	358,856	1,011,814
Margin loan payables	34	153	253
Bills payable	34	422	3,644
Tax payable		33,264	91,420
Borrowings – due within one year	37	591,629	85,881
Obligations under finance leases – due within one year	38	–	462
Bank overdrafts	37	33,187	46,978
		1,017,511	1,240,452
Liabilities directly associated with assets classified as held for sale	16	854,328	–
		1,871,839	1,240,452
NET CURRENT ASSETS		797,136	1,127,107
TOTAL ASSETS LESS CURRENT LIABILITIES		2,321,341	2,416,101
NON-CURRENT LIABILITIES			
Borrowings – due after one year	37	95,693	157,470
Amount due to a minority shareholder	39	–	2,526
Deferred tax liabilities	40	6,325	114
		102,018	160,110
		2,219,323	2,255,991
CAPITAL AND RESERVES			
Share capital	41	2,372	2,236
Reserves		1,866,517	1,804,138
Equity attributable to equity holders of the Company		1,868,889	1,806,374
Minority interests		350,434	449,617
		2,219,323	2,255,991

Consolidated Statement of Changes in Equity

For the year ended 31 March 2006

	Attributable to equity holders of the Company											
	Share capital *HK$'000*	**Share premium** *HK$'000*	**Capital reserve** *HK$'000* *(note a)*	**Contributed surplus** *HK$'000* *(note c)*	**Currency translation reserve** *HK$'000*	**Capital redemption reserve** *HK$'000*	**Investment revaluation reserves** *HK$'000*	**Other reserves** *HK$'000* *(note b)*	**Retained profits** *HK$'000*	**Total** *HK$'000*	**Minority interests** *HK$'000*	**Total equity** *HK$'000*
At 1 April 2004	1,866	99,221	(21,581)	1,603,329	16,426	592	–	14,448	158,880	1,873,181	405,157	2,278,338
Currency realignment	–	–	–	–	2,475	–	–	–	–	2,475	(4,273)	(1,798)
Share of reserves of associates	–	–	–	–	–	–	–	(14,249)	–	(14,249)	–	(14,249)
Net income (expense) recognized directly in equity	–	–	–	–	2,475	–	–	(14,249)	–	(11,774)	(4,273)	(16,047)
Realized on disposal of subsidiaries	–	–	(556)	–	7,842	–	–	(7,810)	–	(524)	–	(524)
Release upon disposal/deemed disposal of interest in associates	–	–	–	–	–	–	–	(187)	–	(187)	–	(187)
Realized on liquidation of an associate	–	–	–	–	27	–	–	–	–	27	–	27
(Loss) profit for the year, as restated	–	–	–	–	–	–	–	–	(161,862)	(161,862)	61,624	(100,238)
Total recognized income and expense for the year	–	–	(556)	–	10,344	–	–	(22,246)	(161,862)	(174,320)	57,351	(116,969)
Issue of shares	370	118,976	–	–	–	–	–	–	–	119,346	–	119,346
Share issue expenses	–	(640)	–	–	–	–	–	–	–	(640)	–	(640)
Dividend paid	–	–	–	–	–	–	–	–	(11,193)	(11,193)	–	(11,193)
Acquisition of further interest in a subsidiary	–	–	–	–	–	–	–	–	–	–	(12,891)	(12,891)
Transfer	–	–	–	(155,127)	–	–	–	–	155,127	–	–	–
At 31 March 2005, as restated	2,236	217,557	(22,137)	1,448,202	26,770	592	–	(7,798)	140,952	1,806,374	449,617	2,255,991
Effect of adoption of new accounting policies *(note 3)*	–	–	22,137	–	–	–	–	11,947	22,100	56,184	–	56,184
At 1 April 2005 – as restated	2,236	217,557	–	1,448,202	26,770	592	–	4,149	163,052	1,862,558	449,617	2,312,175
Currency realignment	–	–	–	–	(739)	–	–	–	–	(739)	4,897	4,158
Share of reserves of associates	–	–	–	–	–	–	(642)	8,246	–	7,604	–	7,604
Fair value change in available-for-sale investments	–	–	–	–	–	–	(31,856)	–	–	(31,856)	–	(31,856)

Consolidated Statement of Changes in Equity *(Cont'd)*

For the year ended 31 March 2006

	Attributable to equity holders of the Company											
	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000 (note a)	Contributed surplus HK$'000 (note c)	Currency translation reserve HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserves HK$'000	Other reserves HK$'000 (note b)	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
Net income (expense) recognized directly in equity	-	-	-	-	(739)	-	(32,498)	8,246	-	(24,991)	4,897	(20,094)
Arising on acquisition of interest in a subsidiary	-	-	-	-	-	-	-	-	-	-	559	559
Realized on disposal of subsidiaries	-	-	-	-	569	-	-	-	-	569	280	849
Realized on disposal of an associate	-	-	-	-	-	-	-	(2,463)	-	(2,463)	-	(2,463)
(Loss) profit for the year	-	-	-	-	-	-	-	-	8,915	8,915	(104,919)	(96,004)
Total recognized income and expense for the year	-	-	-	-	(170)	-	(32,498)	5,783	8,915	(17,970)	(99,183)	(117,153)
Issue of shares	100	34,050	-	-	-	-	-	-	-	34,150	-	34,150
Issue of shares upon scrip dividend	36	12,578	-	-	-	-	-	-	-	12,614	-	12,614
Distributions	-	-	-	-	-	-	-	-	(22,463)	(22,463)	-	(22,463)
At 31 March 2006	2,372	264,185	-	1,448,202	36,600	592	(32,498)	9,932	149,504	1,868,889	350,434	2,219,323

Notes:

(a) Capital reserve represents the goodwill arising on acquisitions of subsidiaries and associates prior to 1 April 2001.

(b) Other reserves represent the goodwill reserve and other reserves of the Group's associates shared by the Group prior to 1 April 2005. The goodwill and other reserves of HK$11,947,000 as at 31 March 2005 was transferred to retained profits as at 1 April 2005 in accordance with the transitional provision of HKFRS 3.

(c) The contributed surplus of the Company at the respective balance sheet date represented:

(i) the credit arising from the transfer of the share premium account of the Company as at 20 February 1998 and 19 February 2003 to the contributed surplus account of the Company;

(ii) the credit arising from the reduction of the nominal value of the shares of the Company in 1999 and 2003; and

(iii) a balance as reduced by amounts transferred to the deficit account to eliminate the deficit of the Group as at 31 January 2000, 31 January 2001, 20 March 2003 and 31 March 2005.

Consolidated Cash Flow Statement
For the year ended 31 March 2006

	2006 HK$'000	2005 HK$'000 (Restated)
OPERATING ACTIVITIES		
Loss for the year	(96,004)	(100,238)
Adjustments for:		
Interest income	(44,398)	(22,651)
Finance costs	75,894	18,198
Income tax expense	53,669	117,397
Increase in fair value of conversion options embedded in convertible notes	(114,048)	–
Share of results of associates	21,494	64,909
Impairment loss on goodwill arising on acquisition of an associate	–	177,446
Impairment loss on trademark licenses	164,667	–
Impairment loss on available-for-sale investments	49,845	–
Impairment loss on club debentures	778	–
Amortization of goodwill arising from acquisition of associates	–	28,089
Net (gain) loss on disposal of subsidiaries and associates	(921)	15,747
Net unrealized holding gain on other investments	–	(17,223)
Increase in fair value of investments held for trading	(43,313)	–
Allowance for (reversal of allowance for) margin loan receivables	4,922	(2,387)
Realization of negative goodwill arising on acquisition of an associate	–	(8)
Amortization of intangible assets	806	51,066
Allowance for slow moving and obsolete inventories	75,732	25,588
Allowance for bad and doubtful debts	16,672	22,269
Depreciation and amortization of property, plant and equipment	13,804	19,785
Allowance for loan receivables	11,542	8,338
Loss on disposal of property, plant and equipment	2,736	1,098
Net loss on disposal of investment securities	–	29,712
Realization of negative goodwill arising on acquisition of additional interest in an associate	–	(2,057)

	NOTES	2006 HK$'000	2005 HK$'000 (Restated)
Operating cash flows before movements in working capital		193,877	435,078
Decrease in other asset		108,000	37,085
(Increase) decrease in inventories		(113,068)	262,639
Increase in trade and other receivables		(70,193)	(36,899)
(Increase) decrease in investments held for trading/other investments		(214,890)	13,623
Decrease in margin loan receivables		9,945	4,174
Increase (decrease) in trade and other payables		46,790	(260,297)
Decrease in margin loan payables		(100)	(587)
Decrease in bills payable		(3,222)	(1,295)
Cash (used in) generated from operations		(42,861)	453,521
Interest and finance charges paid		(59,891)	(8,369)
Overseas tax paid		(132,172)	(43,607)
Hong Kong Profits Tax (paid) refunded		(662)	386
NET CASH (USED IN) FROM OPERATING ACTIVITIES		(235,586)	401,931
INVESTING ACTIVITIES			
Repayment of short-term loan receivables		234,543	29,588
Decrease (increase) in pledged bank deposits		48	(20,014)
Interest received		40,573	18,123
Amounts (repaid to) advanced by associates		(4,166)	14,256
Disposal of subsidiaries	43	2,819	7,353
Proceeds from disposal of property, plant and equipment		365	1,274
Increase in short-term loan receivables		(31,802)	(105,755)
Acquisition of interest in associates		(24,123)	(44,148)
Purchase of property, plant and equipment		(15,470)	(14,229)
Acquisition of available-for-sale investments/investment securities		(33,176)	(123,348)
Proceeds from disposal of investment securities		–	150,255
Repayment of short-term loan receivable from a related company		131,693	32,890
Dividend received from an associate		1,542	4,668
Increase in short-term loan receivable from a related company		(92,324)	(89,758)
Proceeds from disposal of an associate		1,750	10
Deposits paid for acquisition of long-term investments		(155,175)	(35,000)
Acquisition of an interest in subsidiaries	42	(42,389)	–
Acquisition of additional interest in subsidiaries		–	(37,320)
Redemption (acquisition) of unlisted debt security		12,000	(12,000)
Purchase of convertible notes		(650,000)	–
NET CASH USED IN INVESTING ACTIVITIES		(623,292)	(223,155)

	2006 *HK$'000*	2005 *HK$'000* *(Restated)*
FINANCING ACTIVITIES		
Bank loans raised	976,527	886,161
Other loans raised	783,000	10,000
Net proceeds from issue of shares	34,150	118,500
Repayments of bank loans	(855,136)	(1,010,697)
Repayments of other loans	(384,241)	–
Repayments of obligations under finance leases	(462)	(1,070)
Repayment to a minority shareholder	–	(10)
Dividends paid	(9,850)	(10,987)
NET CASH FROM (USED IN) FINANCING ACTIVITIES	543,988	(8,103)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(314,890)	170,673
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	312,625	141,094
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	1,608	858
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	(657)	312,625
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Bank balances and cash	6,514	359,603
Bank overdrafts	(33,187)	(46,978)
Bank balances and cash classified as assets held for sale	26,016	–
	(657)	312,625

Notes to the Financial Statements
For the year ended 31 March 2006

1. GENERAL

The Company was incorporated in Bermuda on 3 September 1991 as an exempted company with limited liability under the Companies Act 1981 of Bermuda (as amended) and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The address of the registered office of the Company is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda and the address of the principal place of business of the Company is 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

During the year, the Group was principally engaged in trading of computer related products, consumer electronic products, securities trading and property development, investment and trading.

As set out in Note 16, the business of trading of computer related products was disposed of and the business of trading of consumer electronic products was discontinued subsequent to the balance sheet date.

The financial information are presented in Hong Kong Dollars, which is the same as the functional currency of the Company.

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates and discontinued operations have been changed under HKAS 1 "Presentation of Financial Statements". The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and prior accounting years are prepared and presented (see Note 3 for the financial impact).

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Cont'd)*

Business Combinations

In the prior year, the Group has applied HKFRS 3 Business Combinations which is effective for business combinations for which the agreement date is on or after 1 January 2005. On 1 April 2005, the Group has applied the transitional provision of HKFRS 3 in relation to goodwill and negative goodwill arising from business combinations for which the agreement date is before 1 January 2005 previously recognized and brought forward as at 1 January 2005 and the principal effects are summarized below:

Goodwill

In previous periods, goodwill arising on acquisitions prior to 1 April 2001 was held in reserves, and goodwill arising on acquisitions after 1 April 2001 was capitalized and amortized over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3 (the "Transitional Provision"). Goodwill previously recognized in reserves has been transferred to the Group's retained profits on 1 April 2005. With respect to goodwill arising on acquisitions after 1 April 2001 which previously capitalized on the balance sheet and included in intangible assets or included in interests in associates, the Group has discontinued amortizing such goodwill from 1 April 2005 onwards and goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after 1 January 2005 is measured at cost less accumulated impairment losses after initial recognition. As a result of this change in accounting policy, no amortization of goodwill has been charged for the year ended 31 March 2006. In accordance with the Transitional Provision, the Group has transferred goodwill previously held in capital reserves and other reserves of approximately HK$22,566,000 and HK$11,947,000 respectively to retained profits as at 1 April 2005 (see Note 3 for the financial impact).

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognized immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions prior to 1 April 2001 of approximately HK$429,000 was held in capital reserve and negative goodwill arising on acquisitions after 1 April 2001 of approximately HK$225,000 was presented as a deduction from interest in associates and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the Transitional Provision, the Group has derecognized all discount on acquisition as at 1 April 2005 of which negative goodwill of approximately HK$429,000 previously recorded in capital reserve, and approximately HK$225,000 previously presented as a deduction from interests in associates (see Note 3 for the financial impact).

2. **CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS** ***(Cont'd)***

Intangible assets

In previous periods, intangible assets were amortized over their estimated useful lives. For the period beginning on 1 April 2005, the Group applies, for the first time, HKAS 38 "Intangible Assets" which requires intangible assets to be assessed at the individual asset level as having either finite or indefinite life. A finite-life intangible asset is amortized over its estimated useful life whereas an intangible asset with an indefinite useful life is carried at cost less accumulated impairment losses (if any). Intangible assets with indefinite lives are not subject to amortization but are tested for impairment annually or more frequently when there are indications of impairment. In accordance with the transitional provisions in HKAS 38, the Group reassessed the useful lives of its intangible assets on 1 April 2005 and concluded that certain trademark licenses with a total carrying amount of HK$226,687,000 recognized under the predecessor accounting standard have indefinite useful lives. The Group has applied the revised useful lives prospectively and discontinued amortizing intangible assets with indefinite useful lives from 1 April 2005. No amortization has been charged in relation to intangible assets with indefinite useful lives for the year ended 31 March 2006. As a result of this change in accounting estimate, amortization charge for the year ended 31 March 2006 has decreased by approximately HK$4,566,000. Comparative figures have not been restated.

Owner-occupied Leasehold Interest in Land

In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment measured using a combination of revaluation model. In the current year, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortized over the lease term on a straight-line basis. As no reliable allocation between the land and buildings elements can be made, the leasehold interests in land continue to be accounted for as property, plant and equipment and the adoption of this accounting policy has had no impact on the consolidated financial statements.

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Cont'd)*

Financial Instruments

In the current year, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. The adoption of HKAS 32 has had no material effect on the presentation of financial instruments in the financial statements of the Group. HKAS 39, which is effective for accounting periods beginning on or after 1 April 2005, generally does not permit to recognize, derecognize or measure financial assets and liabilities on a retrospective basis. The principal effects on the Group as a result of implementation of HKAS 39 are summarized below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

Debts are equity securities previously accounted for under the benchmark treatment of SSAP 24

On or before 31 March 2005, the Group classified and measured its investments in debt and equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Policies No 24 "Accounting for Investment in Securities" ("SSAP 24"). Under SSAP 24, investments in debt or equity securities are classified as "investment securities", "other investments" or "held-to-maturity investments" as appropriate. "Investment securities" are carried at cost less any identified impairment losses while "other investments" are measured at fair value, with unrealized gains or losses included in the profit or loss. Held-to-maturity investments are carried at amortized cost less any identified impairment losses. From 1 April 2005 onwards, the Group classifies and measures its investments in debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit and loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity investments". "Financial assets at fair value through profit and loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognized in profit and loss and equity, respectively. "Loans and receivables" and "held-to-maturity investments" are measured at amortized cost using the effective interest method (see Note 3 for the financial impact).

On 1 April 2005, the Group classified and measured its investments in equity securities in accordance with the transitional provisions of HKAS 39. As a result, "investments in securities" amounted to HK$123,534,000 and HK$144,435,000 have been classified as "available-for-sale investments" and "investments held for trading", respectively. On 1 April 2005, unquoted equity investments of which their fair value cannot be determined reliably are carried at cost less impairment (see Note 3 for the financial impact).

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Cont'd)*

Financial Instruments ***(Cont'd)***

Financial assets and financial liabilities other than debt and equity securities

From 1 April 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". Other financial liabilities are carried at amortized cost using the effective interest method. The adoption of HKAS 39 has had no material effect to the financial assets and financial liabilities as at 1 April 2005 other than debt and equity securities of the Group.

Derivatives

From 1 April 2005 onwards, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless they are deemed as held for trading or designated as effective hedging instruments. For derivatives that are deemed as held for trading, changes in fair values are recognized in profit or loss for the period in which they arise.

In the prior years, gain on disposal on 17.5% interest in a subsidiary has been deferred as the Group has written a put option to the purchaser which provides an option to the purchaser to put the 17.5% equity interest back to the Group at a fixed price. The put option has an exercise period of three years from the date of original disposal in December 2003. The put option constitutes a financial derivative which was required to be measured at fair value upon application of HKAS 39.

In addition to the conversion options embedded in the debt instrument in respect of convertible notes set out below, the Group reassesses the fair value of the put option written by the Group in respect of the 17.5% equity interest of a subsidiary and restated the put option at fair value on 1 April 2005 with the corresponding adjustment of HK$28,594,000 credited to retained earnings (see Note 3 for the financial impact).

Investment in convertible notes

From 1 April 2005 onwards, the Group has applied HKAS 39 to the convertible notes, which comprise of a conversion option embedded in a debt instrument, it acquired during the year ended 31 March 2006. In accordance with HKAS 39, the conversion option embedded in the debt instrument is accounted for separately as a derivative deemed as held for trading. Changes in fair value of the conversion options are recognized directly in profit or loss. The debt component is designated as "available-for-sale investments" with fair value changes recognized directly in equity (see Note 3 for the financial impact).

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Cont'd)*

Non-current assets held for sale and discontinued operations

In the current year, the Group has, for the first time, applied HKFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations" ("HKFRS 5"). HKFRS 5 requires an entity to classify a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than continuing use. The assets classified as held for sale should be measured at the lower of carrying amount and fair value, less costs to sell. The Group has applied the relevant transitional provisions in HKFRS 5 and elected to apply HKFRS 5 prospectively to non-current assets (or disposal groups) that meet the criteria of held for sale and operations that meet the criteria to be classified as discontinued on or after 1 April 2005. In the current year, assets with carrying amounts of HK$1,645,259,000 and the associated liabilities with carrying amounts of HK$854,328,000 have been classified as "assets held for sale" and "liabilities associated with assets classified as held for sale", respectively. Comparative consolidated income statement is also represented for discontinued operations.

Share-based payment

From 1 April 2005 onwards, the Group has applied HKFRS 2 "Share-based payment" which requires an expense to be recognized where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares of rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of directors' and employees' share options of the Company and its subsidiaries determined at the date of grant of the share options over the vesting period. Prior to the application of HKFRS 2, the Group did not recognize the financial effect of these share options until they were exercised. In relation to shares granted before 1 April 2005, the Group has not applied HKFRS 2 to shares granted on or before 7 November 2002 and shares granted after 7 November 2002 and had vested before 1 April 2005 in accordance with the relevant transitional provisions. The Group had no share granted after 7 November 2002 and had not yet vested on 1 April 2005, and accordingly, no retrospective restatement is required.

Hotel properties

HK Interpretation 2 "The Appropriate Accounting Policies for Hotel Properties" ("HK-INT 2") clarifies the accounting policy for owner-operated hotel properties. In previous periods, the self-operated hotel properties of the Group's associate were carried at cost less impairment loss and were not subject to depreciation. HK-INT 2 requires owner-operated properties to be classified as property, plant and equipment in accordance with HKAS 16 "Property, Plant and Equipment" and therefore be accounted for either using the cost model or the revaluation model. The Group's associate has resolved to account for these hotel properties using the cost model. In the absence of any specific transitional provisions in HK-INT 2, the new accounting policy has been applied retrospectively. Comparative figures have been restated. Share of loss of the associate for the year ended 31 March 2005 has been increased by HK$937,000 (see Note 3 for financial impact).

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in Note 2 on the results for the current and prior years are as follows:

(i) On results

For the year ended 31 March 2005

	HKAS 1 *HK$'000* *(Note 2)*	HK-INT 2 *HK$'000* *(Note 2)*	Total effects *HK$'000*
Increase in share of losses of associates	(4,247)	(937)	(5,184)
Decrease in income tax expense	4,247	–	4,247
Decrease in profit for the year	–	(937)	(937)

For the year ended 31 March 2006

	HKAS 1 *HK$'000* *(Note 2)*	HKAS 38 *HK$'000* *(Note 2)*	HKAS 39 *HK$'000* *(Note 2)*	HKFRS 3 *HK$'000* *(Note 2)*	Total effects *HK$'000*
Decrease in realization of negative goodwill arising on acquisition of additional interest in an associate	–	–	–	(23)	(23)
Decrease in amortization of goodwill arising on acquisition of interests in subsidiaries	–	–	–	29,780	29,780
Decrease in amortization of trademark licenses	–	4,566	–	–	4,566
Decrease in amortization of goodwill arising on acquisition of associates	–	–	–	8,321	8,321
Increase in share of losses of associates	(2,615)	–	–	–	(2,615)
Decrease in income tax expense	2,615	–	–	–	2,615
Increase in fair value of conversion options embedded in convertible notes	–	–	114,048	–	114,048
Increase in profit for the year	–	4,566	114,048	38,078	156,692

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Cont'd)*

(ii) On income statement line items

For the year ended 31 March 2005

	HKAS 1 *HK$'000* *(Note 2)*	HK-INT 2 *HK$'000* *(Note 2)*	Total effects *HK$'000*
Increase in share of losses of associates	(4,247)	(937)	(5,184)
Decrease in income tax expense	4,247	–	4,247
Decrease in profit for the year	–	(937)	(937)

For the year ended 31 March 2006

	HKAS 1 *HK$'000* *(Note 2)*	HKAS 38 *HK$'000* *(Note 2)*	HKAS 39 *HK$'000* *(Note 2)*	HKFRS 3 *HK$'000* *(Note 2)*	Total effects *HK$'000*
Decrease in administrative expenses	–	4,566	–	29,780	34,346
Decrease in realization of negative goodwill arising on acquisition of additional interest in an associate	–	–	–	(23)	(23)
Decrease in amortization of goodwill arising on acquisition of associates	–	–	–	8,321	8,321
Decrease in share of results of associates	(2,615)	–	–	–	(2,615)
Decrease in income tax expense	2,615	–	–	–	2,615
Increase in fair value of conversion options embedded in convertible notes	–	–	114,048	–	114,048
	–	4,566	114,048	38,078	156,692

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Cont'd)*

The cumulative effects of the new HKFRSs as at respective balance sheet dates are summarized below:

As at 31 March 2005

	As at 31 March 2005 *(originally stated)*	Retrospective adjustments		As at 31 March 2005 *(restated)*	Adjustments on 1 April 2005 *(Note)*	As at 1 April 2005 *(restated)*
		HKAS 1	HK-INT 2			
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Property, plant and equipment	70,557	–	–	70,557	–	70,557
Interests in associates	632,201	–	(937)	631,264	27,590	658,854
Investments in securities (non-current)	123,534	–	–	123,534	(123,534)	–
Available-for-sale investments	–	–	–	–	123,534	123,534
Investments in securities (current)	144,435	–	–	144,435	(144,435)	–
Investments held for trading	–	–	–	–	144,435	144,435
Trade and other payables	(1,011,814)	–	–	(1,011,814)	28,594	(983,220)
Other net assets	2,298,015	–	–	2,298,015	–	2,298,015
Total effects on assets and liabilities	2,256,928	–	(937)	2,255,991	56,184	2,312,175
Share capital	2,236	–	–	2,236	–	2,236
Capital reserves	(22,137)	–	–	(22,137)	22,137	–
Other reserves	1,685,323	–	–	1,685,323	11,947	1,697,270
Retained profits	141,889	–	(937)	140,952	22,100	163,052
Minority interests	–	449,617	–	449,617	–	449,617
Total effects on equity	1,807,311	449,617	(937)	2,255,991	56,184	2,312,175
Minority interests	449,617	(449,617)	–	–	–	–

Note: The adjustment of approximately HK$27,365,000 included in interests in associates represents the adoption of new HKFRSs by an associate of the Group. The other adjustments represent the adoption of HKAS 39 and HKFRS 3 by the Group. For details, please refer to Note 2.

The financial effects of the application of the new HKFRSs to the Group's equity as at 1 April 2004 are summarized below:

	As originally stated	HKAS 1	As restated
	HK$'000	*HK$'000*	*HK$'000*
Share capital	1,866	–	1,866
Capital reserve	(21,581)	–	(21,581)
Other reserves	1,734,016	–	1,734,016
Retained profits	158,880	–	158,880
Equity holders of the Company	1,873,181	–	1,873,181
Minority interests	–	405,157	405,157
Total effects on total equity	1,873,181	405,157	2,278,338

4. NEW STANDARDS AMENDMENTS AND INTERPRETATIONS NOT YET APPLIED

The Group has not early applied the following new standards, amendments and interpretations that have been issued but are not yet effective. The Group is in the process of making an assessment of the potential impact of these standards, amendments and interpretations. Other than the adoption of HKAS 39 and HKFRS 4 (Amendments) "Financial guarantee contracts", the directors of the Company so far concluded that the application of these new standards, amendments or interpretations will have no material impact on the financial position of the Group. HKAS 39 and HKFRS 4 (Amendments) "Financial guarantee contracts" requires financial guarantee contracts which are within the scope of HKAS 39 to be measured at fair value upon initial recognition, the Group is still not in the position to reasonably estimate the impact that may arise from the adoption of HKAS 39 and HKFRS 4 (Amendments).

HKAS 1 (Amendment)	Capital disclosures[1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures[2]
HKAS 21 (Amendment)	Net investment in a foreign operation[2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions[2]
HKAS 39 (Amendment)	The fair value option[2]
HKAS 39 & HKFRS 4 (Amendments)	Financial guarantee contracts[2]
HKFRS 6	Exploration for and evaluation of mineral resources[2]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) – INT 4	Determining whether an arrangement contains a lease[2]
HK(IFRIC) – INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds[2]
HK(IFRIC) – INT 6	Liabilities arising from participating in a specific market – waste electrical and electronic equipment[3]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[4]
HK(IFRIC) – INT 8	Scope of HKFRS 2[5]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives[6]

[1] *Effective for annual periods beginning on or after 1 January 2007.*
[2] *Effective for annual periods beginning on or after 1 January 2006.*
[3] *Effective for annual periods beginning on or after 1 December 2005.*
[4] *Effective for annual periods beginning on or after 1 March 2006.*
[5] *Effective for annual periods beginning on or after 1 May 2006.*
[6] *Effective for annual periods beginning on or after 1 June 2006.*

5. SIGNIFICANT ACCOUNTING POLICIES

The financial information has been prepared under the historical cost basis except for the investment properties and certain financial instruments which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Goodwill

Goodwill arising on acquisition prior to 1 April 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

Goodwill arising on acquisitions prior to 1 April 2001 was held in reserves, and has been transferred to the retained earnings on 1 April 2005.

For previously capitalised goodwill arising on acquisitions after 1 April 2001 but before 1 January 2005, the Group has discontinued amortisation from 1 April 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is indication that the cash-generated units ("CGU") to which the goodwill relates may be impaired.

Goodwill arising on acquisition after 1 January 2005 is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Goodwill ***(Cont'd)***

Capitalized goodwill arising on acquisition of a subsidiary is presented separately in the balance sheet as an asset. Capitalized goodwill arising in an acquisition of an associate is included in the cost of the investment of the relevant associate.

For the purpose of impairment testing, goodwill arising from acquisition of a subsidiary is allocated to each of the Group's CGU expected to benefit from the synergies of the combination. CGU to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Goodwill arising from acquisition of an associate is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

Excess of an acquirer's interest in the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over cost ("discount on acquisitions")

A discount on acquisition arising on an acquisition of a subsidiary or an associate for which an agreement date is on or after 1 January 2005 represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination. Discount on acquisition is recognized immediately in profit or loss. A discount on acquisition arising on an acquisition of an associate (which is accounted for using the equity method) is included as income in the determination of the investor's share of results of the associate in the period in which the investment is acquired.

As explained in Note 2 above, all negative goodwill as at 1 April 2005 has been derecognized with a corresponding adjustment to the Group's retained earnings.

Trademark licenses

Prior to 31 March 2005, intangible assets were amortized over their estimated useful lives. For the period beginning on 1 April 2005, intangible assets with indefinite useful lives are not amortized but are tested for impairment annually by comparing their carrying amounts with their recoverable amounts, irrespective of whether there is any indication that they may be impaired. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

When an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years.

Trademark licenses with finite-life are stated at cost less amortization and any identified impairment loss. Amortization is calculated to write off the cost of the trademark licenses over their estimated useful lives, using the straight line method.

5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Patent

The patent is measured initially at cost and amortized on a straight line basis over its estimated useful life.

Club debentures

Club debentures are stated at cost less any subsequent accumulated impairment losses.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets' (disposal groups') previous carrying amount and fair value less costs to sell.

Revenue recognition

Revenue is measured at the fair value of consideration received or receivable.

Sales of investments in securities are recognized on a trade-date basis when contracts are executed.

Sales of goods are recognized when goods are delivered and title has passed.

Sales of other asset are recognized upon the execution of a binding sale agreement.

Internet service income and royalty income are recognized when services are provided.

Rental income, including rentals invoiced in advance from properties let under operating leases, is recognized on a straight line basis over the period of the respective leases.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Investments in associates

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

Impairment (other than goodwill, intangible assets with indefinite useful lives and intangible assets that are not yet ready for use)

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If any recoverable amount of the asset is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. Impairment losses are recognized as expenses immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately.

Property, plant and equipment

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and amortization and accumulated impairment losses.

Advantage has been taken of the transitional relief provided by paragraph 80A of HKAS 16 "Property, plant and equipment" from the requirement to make regular revaluations of the Group's land and buildings which had been carried at revalued amounts prior to 30 September 1995. Accordingly, no further revaluation of land and buildings will be carried out.

Depreciation and amortization are provided to write off the cost or valuation of items of property, plant and equipment over their estimated useful lives, and after taking into account of their estimated residual value, using the straight-line method.

Asset held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or where shorter, the term of relevant lease.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the income statement.

5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognized in the income statement on a straight line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight line basis over the lease term.

The Group as lessee

Assets held under finance leases are recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognized as a reduction of rental expense over the lease term on a straight-line basis.

Other asset

Other asset which represent interests on land held under operating lease and for sale is stated at the lower of cost and net realisable value.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the weighted average cost method.

5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of the entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognized in equity in the consolidated financials statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity, in which cases, the exchange differences are also recognized directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong Dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized as a separate component of equity (the currency translation reserve). Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets and liabilities acquired arising on an acquisition of a foreign operation on or after 1 January 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognized in the currency translation reserve.

5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Equity-settled share-based payment transactions

In respect of share options granted to employees after 1 April 2005, the fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (share option reserve).

At the time when the share options are exercised, the amount previously recognized in share option reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognized in share option reserve will continue to be held in share option reserve.

For share options granted to employees on or before 11 November 2002 or granted after 11 November 2002 but vested before 1 April 2005, the Group did not recognize the financial effect of share-based payments until the share options were exercised.

Financial instruments

Financial assets and financial liabilities are recognized on the balance sheet when a group entity becomes a party to the contractual provisions of the instruments. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the three categories, including financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognized directly in profit or loss in the year in which they arise.

5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Financial instruments *(Cont'd)*

Financial assets (Cont'd)

Loans and receivables

Loans and receivables (including trade and other receivables, short-term loan receivables, short-term loan receivables from related companies, amount due from associates, margin loan receivables and bank deposits) are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables are carried at amortized cost using the effective interest method, less any identified impairment losses. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognized, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories (set out above). At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognized in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognized in equity is removed from equity and recognized in profit or loss. Any impairment losses on available-for-sale financial assets are recognized in profit or loss. Impairment losses on available-for-sale equity investments will not reverse in profit or loss in subsequent periods. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Financial instruments ***(Cont'd)***

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The Group's financial liabilities are generally classified into financial liabilities at fair value through profit or loss and other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss, include financial liabilities held for trading. At each balance sheet date subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.

Other financial liabilities

Other financial liabilities including trade and other payables, margin loan payables, bills payable, amount due to an associate, amount due to a minority shareholder, borrowings, obligations under finance leases and bank overdrafts are subsequently measured at amortised cost, using the effective interest rate method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments

Derivatives of the Group that do not qualify for hedge accounting are deemed as financial assets held for trading or financial liabilities held for trading. Changes in fair values of such derivatives are recognized directly in profit or loss.

Embedded derivatives

Derivatives embedded in non-derivative host contracts are separated from the relevant hosts and deemed as held-for-trading when the economic characteristic and risks of the embedded derivatives are not closely related to those of the host contracts, and the combined contracts are not measured at fair value through profit or loss. In all other circumstances, derivatives embedded are not separated and are accounted for together with the host contracts in accordance with appropriate standards. Where the Group needs to separate an embedded derivative but is unable to measure the embedded derivative, the entire combined contracts are treated as held-for-trading.

5. **SIGNIFICANT ACCOUNTING POLICIES** ***(Cont'd)***

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

For financial liabilities, they are removed from the Group's balance sheet (i.e. when the obligation specified in the relevant contract is discharged, cancelled or expires). The difference between the carrying amount of the financial liability derecognized and the consideration paid is recognized in profit or loss.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

5. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Retirement benefits costs

Payments to defined contribution retirement benefit plans are charged as expenses as they fall due.

6. KEY SOURCES OF ESTIMATION UNCERTAINTY

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Allowances for bad and doubtful debts

The policy for allowance for bad and doubtful debts of the Group is based on the evaluation of collectibility and aging analysis of accounts and on management's estimate. In determining whether impairment is required, the Group takes into consideration the aging status and likelihood of collection. Specific allowance is only made for receivables that are unlikely to be collected and is recognized on the difference between the estimated future cash flow expected to receive discounted using the original effective interest rate and the carrying value.

Income taxes

As at 31 March 2006, a deferred tax asset of HK$332,000 in relation to unused tax losses has been recognized in the Group's balance sheet. No deferred tax asset has been recognized for the remaining unused tax losses of HK$372,942,000 as at 31 March 2006. The realisability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less or more than expected, a material reversal or further recognition of deferred tax assets may arise, which would be recognized in the income statement for the period in which such a reversal or further recognition takes place.

7. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial instruments include equity and debt investments, borrowings, trade and other receivables, short-term loan receivables, margin loans receivables, bank deposits, trade and other payables. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

(i) Market Risk

Currency risk

Certain trade receivables, trade payables, short-term loan receivables and borrowings of the Group are denominated in foreign currencies. The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure closely and consider the usage of hedging instruments when the need arises.

7. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(Cont'd)*

(i) Market Risk *(Cont'd)*

Interest rate risk

The Group's fair value interest rate risk relates primarily to its investments in fixed-rate convertible notes where it is also exposed to cash flow interest rate risk through the variable-rate bank borrowings. (see Notes 27 and 37 for details of debt securities and loans respectively).

The Group currently does not have a policy to hedge against the interest rate risk as the management believes that changes in the interest rate will not have a significant impact on the Group's financial position. However, the management monitors closely the interest rate exposure and will consider using interest rate swap when the need arises.

Other price risk

The Group is exposed to equity security price risk through its investments in both listed and unlisted equity investments. For investments in listed equity investment, the management manages this exposure by maintaining a portfolio of investments with different risk profiles.

(ii) Credit risk

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations as at 31 March 2006 in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. There is concentration of credit risk with convertible notes, loans from or to related parties and certain major customers in Europe. In order to minimize the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt, loan receivable, margin loan receivables and debt securities at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The credit risk on liquid funds is limited because the counter parties are banks, financial institution with good reputation.

7. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(Cont'd)*

(iii) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. The Group maintains the flexibility in funding by arranging banking facilities and other external financing. Besides, the Group has continued to tighten cost controls over operating costs to improve the cash flows, profitability and operations of the Group. The directors believe that the Group will have sufficient working capital for its future operational requests.

8. REVENUE

Revenue represents the net amounts received and receivable for goods sold, securities traded by the Group, and sales of other asset to outside customers for the year. An analysis of the Group's revenue for the year, for both continuing and discontinued operations, is as follows:

	2006	2005
	HK$'000	*HK$'000*
Continuing operations		
Sales of goods	51,452	124,172
Securities trading	146,386	93,884
Sale of other assets *(Note 30)*	118,800	39,600
	316,638	257,656
Discontinued operations		
Sales of goods	5,385,144	5,418,803
	5,701,782	5,676,459

9. SEGMENT INFORMATION

In accordance with the Group's internal financial reporting, the Group has determined that business segments are its primary reporting format and geographical segments are its secondary reporting format.

Business segments

The Group is organized into four business segments, namely trading of computer related products, trading of consumer electronic products, securities trading and property development and trading.

9. SEGMENT INFORMATION *(Cont'd)*

Business segments *(Cont'd)*

The operations of trading of computer related products under the trade name of "Memorex®" and trading of consumer electronic products were discontinued on 28 April 2006 (see Note 16). The Group will continue the operation of trading of other non-"Memorex®" computer related products.

Segment information about these businesses is presented as below:

	Continuing operations				Discontinued operations		
	Trading of computer related products *HK$'000*	Trading of securities *HK$'000*	Property development and trading *HK$'000*	Total *HK$'000*	Trading of computer related products under "Memorex®" *HK$'000*	Trading of consumer electronic products *HK$'000*	Consolidated *HK$'000*
For the year ended 31 March 2006							
REVENUE							
External sales	51,452	146,386	118,800	316,638	4,210,551	1,174,593	5,701,782
SEGMENT RESULT	(28,635)	175,698	11,886	158,949	91,334	22,028	272,311
Interest income							44,398
Unallocated corporate expenses							(33,333)
Finance costs							(75,894)
Share of results of associates							(21,494)
Net gain on disposal of subsidiaries and associates							921
Impairment loss on trademark licenses							(164,667)
Impairment loss on available-for-sale investments							(49,845)
Impairment loss on club debentures							(778)
Allowance for loan receivable							(11,542)
Allowance for other receivable							(2,412)
Loss before income tax							(42,335)
Income tax expense							(53,669)
Loss for the year							(96,004)

9. SEGMENT INFORMATION *(Cont'd)*

Business segments *(Cont'd)*

	Trading of securities	Property development and trading	Trading of computer related products under "Memorex®"	Trading of consumer electronic products	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Assets and liabilities at 31 March 2006					
ASSETS					
Segment assets	727,006	–	1,583,194	235	2,310,435
Interests in associates					647,693
Unallocated corporate assets					1,235,052
Consolidated total assets					4,193,180
LIABILITIES					
Segment liabilities	–	421	919,884	–	920,305
Borrowings					858,020
Unallocated corporate liabilities					195,532
Consolidated total liabilities					1,973,857

	Continuing operations			Discontinued operations	
	Trading of computer related products	Corporate	Total	Trading of computer related products under "Memorex®"	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Other information					
For the year ended 31 March 2006					
Capital expenditure	162	23	185	15,285	15,470
Depreciation and amortization	2,000	613	2,613	11,998	14,611
Impairment loss on trademark licenses	164,667	–	164,667	–	164,667
Addition of goodwill arising on acquisition of a subsidiary	–	623	623	–	623
Addition of goodwill arising on acquisition of an associate	–	2,276	2,276	–	2,276
Net provision for doubtful debts	685	2,412	3,097	13,575	16,672
Allowance for slow moving inventories	–	–	–	75,732	75,732
Gain on disposals of interests in subsidiaries and associates	–	921	–	–	921

9. SEGMENT INFORMATION *(Cont'd)*

Business segments *(Cont'd)*

	Continuing operations				Discontinued operations		
	Trading of computer related products *HK$'000*	Trading of securities *HK$'000*	Property development and trading *HK$'000*	Total *HK$'000*	Trading of computer related products under "Memorex©" *HK$'000*	Trading of consumer electronic products *HK$'000*	Consolidated *HK$'000* *(As restated)*
For the year ended 31 March 2005							
REVENUE							
External sales	124,172	93,884	39,600	257,656	3,853,541	1,565,262	5,676,459
SEGMENT RESULT	13,212	77,263	2,105	92,580	243,346	24,847	360,773
Interest income							22,651
Unallocated corporate expenses							(63,933)
Realization of negative goodwill arising on acquisition of an additional interest in an associate							2,057
Finance costs							(18,198)
Share of results of associates							(64,909)
Impairment loss on goodwill arising on acquisition of an associate							(177,446)
Amortization of goodwill arising on acquisition of associates							(28,089)
Loss on disposal of subsidiaries and associates							(15,747)
Profit before income tax							17,159
Income tax expense							(117,397)
Loss for the year							(100,238)

9. SEGMENT INFORMATION *(Cont'd)*

Business segments *(Cont'd)*

	Trading of securities	Property development and trading	Trading of computer related products	Trading of consumer electronic products	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Assets and liabilities at 31 March 2005					
ASSETS					
Segment assets	144,621	108,000	2,284,675	3,792	2,541,088
Interests in associates					632,201
Unallocated corporate assets					483,264
Consolidated total assets					3,656,553
LIABILITIES					
Segment liabilities	103	1,512	872,534	–	874,149
Borrowings					243,351
Unallocated corporate liabilities					283,062
Consolidated total liabilities					1,400,562

	Continuing operations			Discontinued operations	
	Trading of computer related products	Corporate	Total	Trading of computer related products under "Memorex®"	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Other information **For the year ended 31 March 2005**					
Goodwill arising on acquisition of an additional interest in a subsidiary after 1 January 2005	–	–	–	24,430	24,430
Capital expenditure	168	471	639	13,590	14,229
Depreciation and amortization	51,813	1,561	53,374	17,477	70,851
Impairment loss on goodwill arising on acquisition of an associate	–	177,446	177,446	–	177,446
Net provision for doubtful debts	566	5,726	6,292	15,977	22,269
Allowance for slow moving inventories	–	–	–	25,588	25,588
Loss on deemed disposal of associates	–	19,251	19,251	–	19,251

9. SEGMENT INFORMATION *(Cont'd)*

Geographical segments

The Group's trading of computer related products is mainly located in North America and Europe. The trading of consumer electronic products is mainly located in North America, the trading of securities is mainly located in Hong Kong and the property development and trading is mainly in the People's Republic of China (the "PRC").

The following table provides an analysis of the Group's sales revenue by geographical market, irrespective of the origin of the goods/services:

	Sales revenue by geographical market	
	2006	2005
	HK$'000	*HK$'000*
America	4,906,186	4,834,806
Europe	429,401	581,085
Others	366,195	260,568
	5,701,782	5,676,459

Revenue from the Group's discontinued operations was derived principally from North America (2006: HK$4,848,142,000, 2005: HK$4,834,806,000) and Europe (2006: HK$429,401,000, 2005: HK$539,279,000).

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment, analyzed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	2,456,692	1,349,581	144	501
North America	1,150,454	1,118,220	13,199	11,311
Europe	164,560	257,408	1,776	2,111
Taiwan	48,051	49,178	325	294
Others	366,802	462,365	26	12
	4,186,559	3,236,752	15,470	14,229

As at 31 March 2005, intangible assets of HK$233,475,000, goodwill of HK$167,908,000 and deferred tax assets of HK$18,418,000 were excluded from the analysis of the carrying amount of segment assets and as at 31 March 2006, goodwill of HK$6,621,000 is excluded form the analysis of the carrying amount of segment assets.

10. OTHER INCOME

Other income included the following items:

	Continuing operations		Discontinued operations		Consolidated	
	2006	2005	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Interest on bank deposits	3,224	910	823	517	4,047	1,427
Interest on loan receivables	40,234	21,130	–	–	40,234	21,130
Interest on loan from associates	117	94	–	–	117	94
Net exchange gain	–	324	–	–	–	324
Internet service income	366	3,096	–	–	366	3,096
Royalty income	–	–	788	2,787	788	2,787
Unrealized fair value gain of investments held for trading/ Net unrealized holding gain on other investment	43,313	17,223	–	–	43,313	17,223
Rental income	20,594	20,415	6,110	7,257	26,704	27,672
Net gain on trading of derivatives financial instruments	–	15,100	–	–	–	15,100
Waiver of debt by a third party	–	14,415	–	–	–	14,415
Management fee income	3,497	3,573	–	–	3,497	3,573

11. OTHER EXPENSES

	Continuing operations		Discontinued operations		Consolidated	
	2006	2005	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Loss on disposal of investment securities	–	29,712	–	–	–	29,712
Impairment loss on available-for-sale-investments	49,845	–	–	–	49,845	–
Impairment loss on club debentures	778	–	–	–	778	–
	50,623	29,712	–	–	50,623	29,712

For the year ended 31 March 2006, the directors of the Company reviewed the carrying value of unlisted equity securities in the PRC. After considering the subsequent purchase consideration offered by certain third parties, an impairment loss of approximately HK$49,845,000 has been identified and recognized in the consolidated income statement.

12. FINANCE COSTS

	Continuing operations		Discontinued operations		Consolidated	
	2006	2005	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Interest on borrowings wholly repayable within five years:						
– Bank loans and overdrafts	4,993	2,778	12,403	2,944	17,396	5,722
– Other loans	58,055	11,875	–	–	58,055	11,875
– Finance leases	–	–	25	99	25	99
Interest on bank borrowings not wholly repayable within five years	418	502	–	–	418	502
	63,466	15,155	12,428	3,043	75,894	18,198

13. IMPAIRMENT LOSS ON GOODWILL ARISING ON ACQUISITION OF AN ASSOCIATE

For the year ended 31 March 2005, the directors of the Company reviewed the carrying value of goodwill arising on acquisition of an associate, China Strategic Holdings Limited ("CSHL"), which is incorporated in Hong Kong and its shares are listed on the Stock Exchange, in previous year, with reference to the financial performance and the business operations of CSHL. After considering the current market condition and operating results of CSHL, an impairment loss of HK$177,446,000 has been identified and recognized in the consolidated income statement.

14. NET GAIN (LOSS) ON DISPOSAL OF SUBSIDIARIES AND ASSOCIATES

	Continuing operations		Discontinued operations		Consolidated	
	2006	2005	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Gain on disposal of subsidiaries	7,175	3,504	–	–	7,175	3,504
Net loss on deemed disposal of interest in associates	(14,048)	(19,251)	–	–	(14,048)	(19,251)
Gain on disposal of associates	7,794	–	–	–	7,794	–
	921	(15,747)	–	–	921	(15,747)

15. INCOME TAX EXPENSE

	Continuing operations		Discontinued operations		Consolidated	
	2006	2005	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Current tax:						
Hong Kong Profits Tax	2,112	79	–	–	2,112	79
Overseas	2,003	4,226	70,473	95,931	72,476	100,157
	4,115	4,305	70,473	95,931	74,588	100,236
Deferred tax *(Note 40)*	216	(23)	(21,135)	17,184	(20,919)	17,161
	4,331	4,282	49,338	113,115	53,669	117,397

The income tax expense for the year can be reconciled to the loss before income tax per the consolidated income statements as follows:

	2006	2005
	HK$'000	*HK$'000*
Loss before income tax:		
Continuing operations	(144,092)	(248,508)
Discontinued operations	101,757	265,667
	(42,335)	17,159
Tax at applicable tax rate of 41%	(17,357)	7,035
Tax effect of share of results of associates	8,813	26,612
Tax effect of income not taxable for tax purposes	(17,774)	(11,596)
Tax effect of expenses not deductible for tax purposes	32,250	93,530
Tax effect of tax losses not recognized	29,371	16,434
Utilization of tax losses not previously recognized	(51)	(7,308)
Utilization of deferred tax assets not previously recognized	(811)	(319)
Reversal of deferred tax assets previously recognized	–	27,273
Effect of different tax rates of subsidiaries operating in other jurisdictions	19,064	(31,551)
Others	164	(2,713)
Income tax expense for the year	53,669	117,397

Hong Kong Profits Tax was calculated at 17.5% of the estimated assessable profit for the years ended 31 March 2006 and 2005.

15. INCOME TAX EXPENSE *(Cont'd)*

For the years ended 31 March 2006 and 2005, a major subsidiary operating in the United States of America ("USA") provided for the USA Corporation tax at 41% on the assessable profit in the USA. As the major profit of the Group was contributed by this subsidiary, the tax reconciliation is prepared using 41%.

Income tax arising in other jurisdictions was calculated at the rates prevailing in the relevant jurisdictions.

16. DISPOSAL GROUP AND DISCONTINUED OPERATIONS

(i) On 19 January 2006, the Group, through its non-wholly owned subsidiary, Memorex International Inc. (the "MII"), entered into agreements (the "Disposal Agreement") with Imation Corp. ("Imation"), a company listed on the New York Stock Exchange, to dispose of MII's entire interest in Hanny Magnetics Europe Limited, Memorex Canada Ltd., Memorex Products Europe Limited, Memorex Products S.A.S., Memorex Products GmbH, Memorex Products (Taiwan) Inc. and Memorex Products, Inc. (the "Disposed Companies") and to dispose of MII's trademark license and other assets relating to the trading of computer related product business under the trade name "Memorex" which include the business of design, development, marketing, distribution and sale of hardware, media and accessories used for the storage of electronic data conducted by MII and the Disposed Companies (the "Disposed Business").

The aggregate consideration of the Disposal comprises: (1) an initial consideration of US$330,000,000 (equivalent to approximately HK$2,562,450,000), (2) plus the amount, if any, by which the amount of the completion date net current asset amount (as defined in the Company's circular dated 10 April 2006) exceeds US$87,000,000 (equivalent to approximately HK$675,555,000) or minus the amount, if any, by which the amount of the completion date net current asset amount falls short of US$87,000,000 (equivalent to approximately HK$675,555,000); and (3) plus the earnout amount which is to be determined by reference to the earnings before interest, tax, depreciation and amortization of the electronic data storage business of the Disposed Companies to be disposed of by the MII and calculated on an agreed basis set out in the Disposal Agreement for each of the twelve-month periods ending on 31 March 2007, 31 March 2008 and 31 March 2009. The earnout amount shall have a cumulative minimum of US$5,000,000 (equivalent to approximately HK$38,825,000) and a cumulative maximum of US$45,000,000 (equivalent to approximately HK$349,425,000). In the event that Imation transfers control of the business (as defined in the circular dated 10 April 2006) at any time, prior to 1 April 2009, Imation will pay MII an amount equal to whatever would be required to bring the aggregate amount of earnout payments to US$45,000,000 (equivalent to approximately HK$349,425,000).

Pursuant to the Disposal Agreement, the Group was also required to transfer and assign the trading of consumer electronic product business (the "Discontinued Business") to Imation before the completion of the Disposal Agreement and accordingly, the trading of consumer electronic product business was classified as discontinued operations.

16. DISPOSAL GROUP AND DISCONTINUED OPERATIONS *(Cont'd)*

(ii) Given the current estimated net consideration of approximately HK$2,454,000,000 for the Disposed Business as set out in the Company's announcement dated 26 January 2006, the net proceeds of disposal are expected to exceed the aggregate amount of the carrying value of trademark licenses of MII, the net carrying amount of the relevant assets and liabilities of the Disposed Business and accordingly, no impairment loss has been recognized.

On 10 March 2005, the Group also entered into agreement to dispose of approximately 15.3% interest in CSHL for a consideration of approximately HK$26,000,000, the completion which is subject to the completion of a group reorganization by CSHL ("CSHL Reorganization"), details of the CSHL Disposal and the CSHL Reorganization are set out in note 24. After completion of the disposal of CSHL, the Group will retained approximately 14% equity interest in CSHL.

The assets and liabilities attributable to the Disposed Business as well as the approximately 15.3% share of assets are liabilities of CSHL (after the completion of the CSHL Reorganization), which are expected to be sold within twelve months, have been classified as a disposal group held for sale and was presented separately in the balance sheet (see below). No significant assets attributable to the Discontinued Business will be abandoned upon its operations were discontinued.

Regarding the CSHL Disposal, the net proceed of disposal of approximately HK$26,000,000 is expected to exceed the share of assets and liabilities of CSHL (after the completion of CSHL Reorganization), no impairment loss has also been recognized.

The disposal of Disposed Business and CSHL Disposal was completed subsequent to the balance sheet date.

16. DISPOSAL GROUP AND DISCONTINUED OPERATIONS *(Cont'd)*

The major classes of assets and liabilities of the Disposed Business and CSHL as at 31 March 2006, which have been presented separately in the balance sheet, are as follows:

	2006
	HK$'000
Property, plant and equipment	29,720
Goodwill	167,908
Intangible assets	68,002
Interests in an associate	30,822
Deferred tax assets	51,684
Inventories	616,142
Trade and other receivables	645,946
Tax recoverable	9,019
Bank balances and cash	26,016
Total assets classified as held for sale	1,645,259
Trade and other payables	669,778
Other liabilities	1,738
Bank borrowings	170,698
Deferred tax liabilities	12,114
Total liabilities associated with assets classified as held for sale	854,328

The results attributable to the Disposed Business and Discontinued Business for the year were as follows:

	2006	**2005**
	HK$'000	*HK$'000*
Revenue	5,385,144	5,418,803
Cost of sales	(4,167,175)	(4,231,301)
Other income	8,441	11,499
Distribution and selling expenses	(955,573)	(757,830)
Administrative expenses	(156,652)	(172,461)
Finance costs	(12,428)	(3,043)
Profit before income tax	101,757	265,667
Income tax expense	(49,338)	(113,115)
Profit for the year	52,419	152,552

16. DISPOSAL GROUP AND DISCONTINUED OPERATIONS *(Cont'd)*

The cash flows of the discontinued operations were as follows:

	2006	2005
	HK$'000	*HK$'000*
Net cash (used in) from operating activities	(261,773)	281,908
Net cash used in investing activities	(15,160)	(13,302)
Net cash from (used in) financing activities	170,236	(152,682)

17. LOSS FOR THE YEAR

	Continuing operations		Discontinued operations		Consolidated	
	2006	2005	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Loss for the year has been arrived at after charging (crediting):						
Staff costs (including directors' emoluments):						
Salaries and other benefits	19,393	34,265	145,970	136,585	165,363	170,850
Retirement benefits scheme contributions	856	1,341	2,832	1,837	3,688	3,178
	20,249	35,606	148,802	138,422	169,051	174,028
Depreciation and amortisation:						
Amortisation of intangible assets and goodwill (included in administrative expenses)	–	45,272	806	5,794	806	51,066
Depreciation and amortization of property, plant and equipment	2,613	8,102	11,191	11,683	13,804	19,785
	2,613	53,374	11,997	17,477	14,610	70,851
Allowance for bad and doubtful debts	3,097	11,374	13,575	10,895	16,672	22,269
Allowance for loan receivables	11,542	8,338	–	–	11,542	8,338
Allowance (reversal of allowance) for margin loan receivables	4,922	(2,387)	–	–	4,922	(2,387)
Write-down of slow moving and obsolete inventories	–	1,060	75,732	24,528	75,732	25,588
Auditors' remuneration	8,964	2,398	4,862	6,092	13,826	8,490
Net gain on investments held for trading/Net gain on other investments	(60,980)	(62,136)	–	–	(60,980)	(62,136)
Loss on disposal of property, plant and equipment	2,616	405	120	693	2,736	1,098
Cost of inventory recognized as expense	43,491	50,072	3,977,855	4,065,948	4,021,346	4,116,020
Share of income tax of associates (included in share of results of associates)	2,615	4,247	–	–	2,615	4,247
Exchange loss (gain)	5,580	(10,470)	7,735	1,232	13,315	(9,238)

18. DIRECTORS' AND EMPLOYEE'S REMUNERATION

(a) Directors' remuneration

The emoluments paid or payable to each of the 12 (2005: 12) directors were as follows:

	2006 *HK$'000*	2005 *HK$'000*
Chan Kwok Keung, Charles		
Fees	–	–
Other emoluments:		
Salaries and other benefits	–	–
Retirement benefits scheme contributions	–	–
	–	–
Yap, Allan		
Fees	–	–
Other emoluments:		
Salaries and other benefits	2,400	2,400
Retirement benefits scheme contributions	12	12
	2,412	2,412
Lui Siu Tsuen, Richard		
Fees	–	–
Other emoluments:		
Salaries and other benefits	1,600	1,378
Retirement benefits scheme contributions	94	92
	1,694	1,470
Chan Kwok Hung		
Fees	–	–
Other emoluments:		
Salaries and other benefits	–	–
Retirement benefits scheme contributions	–	–
	–	–

18. DIRECTORS' AND EMPLOYEE'S REMUNERATION *(Cont'd)*

(a) Directors' remuneration *(Cont'd)*

	2006 *HK$'000*	**2005** *HK$'000*
Fok Kin-ning, Canning		
Fees	–	–
Other emoluments:		
Salaries and other benefits	–	–
Retirement benefits scheme contributions	–	–
	–	–
Ip Tak Chuen, Edmond		
Fees	–	–
Other emoluments:		
Salaries and other benefits	–	–
Retirement benefits scheme contributions	–	–
	–	–
Cheung Hon Kit		
Fees	–	–
Other emoluments:		
Salaries and other benefits	–	–
Retirement benefits scheme contributions	–	–
	–	–
Kwok Ka Lap, Alva		
Fees	48	24
Other emoluments:		
Salaries and other benefits	–	–
Retirement benefits scheme contributions	–	–
	48	24

18. DIRECTORS' AND EMPLOYEE'S REMUNERATION *(Cont'd)*

(a) Directors' remuneration *(Cont'd)*

	2006 *HK$'000*	**2005** *HK$'000*
Wong King Lam, Joseph		
Fees	50	25
Other emoluments:		
Salaries and other benefits	–	–
Retirement benefits scheme contributions	–	–
	50	25
Yuen Tin Fan, Francis		
Fees	–	–
Other emoluments:		
Salaries and other benefits	–	–
Retirement benefits scheme contributions	–	–
	–	–
Sin Chi Fai		
Fees	12	N/A
Other emoluments:		
Salaries and other benefits	–	N/A
Retirement benefits scheme contributions	–	N/A
	12	N/A
Shih, Edith		
Fees	–	–
Other emoluments:		
Salaries and other benefits	–	–
Retirement benefits scheme contributions	–	–
	–	–
Directors' fees	110	49
Other emoluments:		
Salaries and other benefits	4,000	3,778
Retirement benefits scheme contributions	106	104
	4,216	3,931

18. DIRECTORS' AND EMPLOYEE'S REMUNERATION *(Cont'd)*

(b) Employees' remuneration

The emoluments of the five highest paid individuals of the Group included one director for each of the two years ended 31 March 2006 and 2005, whose emoluments are included in (a) above. The aggregate emoluments of the remaining individuals are as follows:

	2006	2005
	HK$'000	*HK$'000*
Salaries and other benefits	10,392	9,916
Performance related incentive payments	5,697	3,898
Retirement benefit scheme	312	252
	16,401	14,066

	Number of employees	
	2006	2005
HK$2,000,001 to HK$2,500,000	1	2
HK$2,500,001 to HK$3,000,000	2	1
HK$7,000,001 to HK$7,500,000	–	1
HK$8,500,001 to HK$9,000,000	1	–
	4	4

19. DISTRIBUTIONS

	2006	2005
	HK$'000	*HK$'000*
Final, paid – HK6 cents per share for 2005, with a scrip option (2004: HK6 cents per share)	13,418	11,193
Interim, paid – HK4 cents per share with a scrip option	9,045	–
	22,463	11,193

The final dividend of HK6 cents (2005: HK6 cents) per share in cash with a scrip option has been proposed by the directors and is subject to approval of the shareholders at the forthcoming general meeting.

19. DISTRIBUTIONS *(Cont'd)*

Share dividends were offered in respect of the 2005 and 2006. These cash and share dividends were as follows:

	2006 *HK$'000*	2005 *HK$'000*
Dividend		
– cash	9,850	10,987
– share alternative	12,613	206
	22,463	11,193

20. EARNINGS (LOSS) PER SHARE

For the years ended 31 March 2006 and 2005, the calculation of the basic earnings (loss) per share is based on the profit (loss) for the year attributable to equity holders of the Company of profit (loss) of HK$8,915,000 and HK$161,862,000, respectively, and on the weighted average number of shares in issue during the years ended 31 March 2006 and 2005 of 226,164,460 shares and 198,244,118 shares respectively.

For continuing and discontinued operations

The calculation of the basic and diluted earnings (loss) per share attributable to the ordinary equity holders of the Company is based on the following data:

Earnings:

	2006 *HK$'000*	2005 *HK$'000*
Profit (loss) for the year attributable to equity holders of the Company	8,915	(161,862)

Number of shares:

Weighted average number of ordinary shares for the purposes of basic earnings per share (in thousands)	226,164	198,244
Effect of dilutive potential ordinary shares: Options (in thousands)	2,806	N/A
Weighted average number of ordinary shares for the purposes of diluted earnings per share (in thousands)	228,970	N/A

During the year ended 31 March 2005, no diluted loss per share in respect of both the continuing and discontinued operations is presented as the exercise of the Company's share options would result in a decrease in loss per share.

20. EARNINGS (LOSS) PER SHARE *(Cont'd)*

From continuing operations

The calculation of the basic and diluted loss per share from continuing operations attributable to the ordinary equity holders of the Company is based on the following data:

Loss figures are calculated as follows:

	2006	2005
	HK$'000	*HK$'000*
Profit (loss) for the year attributable to equity holders of the Company	8,915	(161,862)
Less: Profit for the year from discontinued operations	(27,985)	(68,955)
Earnings for the purposes of basic earnings per share from continuing operations	(19,070)	(230,817)

The denominators used are the same as those detailed above both basic earnings per share.

From discontinued operations

Basic earnings per share for the discontinued operations is 12 cents per share (2005: 35 cents per share) and diluted earnings per share for the discontinued operations is 12 cents per share, based on the profit for the year from the discontinued operations of HK$27,985,000 (2005: HK$68,955,000) and the denominators detailed above for basic and diluted earnings per share.

The following table summarizes the impact on both basic and diluted earnings per share as a result of:

	Impact on basic earnings per share		Impact on diluted earnings per share	
	2006	2005	2006	2005
	HK$	*HK$*	*HK$*	*HK$*
Earnings (loss) per share – basic				
Figures before adjustments	(0.65)	(0.81)	(0.64)	N/A
Adjustments arising from changes in accounting policies *(Note 3)*	0.69	(0.01)	0.68	N/A
Figures after adjustments	0.04	(0.82)	0.04	N/A

21. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings HK$'000	Plant and machinery HK$'000	Moulds HK$'000	Furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
THE GROUP						
COST OR VALUATION						
At 1 April 2004	46,022	43,569	2,971	98,142	6,062	196,766
Currency realignment	1,103	–	–	(4,882)	37	(3,742)
Additions	–	–	–	13,528	701	14,229
Disposals and write off	–	–	–	(16,791)	(2,415)	(19,206)
Disposal of a subsidiary	–	–	–	(3,811)	–	(3,811)
At 31 March 2005	47,125	43,569	2,971	86,186	4,385	184,236
Currency realignment	(662)	–	–	(372)	(32)	(1,066)
Additions	–	–	–	15,213	257	15,470
Reclassified as held for sale	–	–	–	(87,240)	(1,416)	(88,656)
Disposals and write off	–	(33,438)	–	(2,871)	(522)	(36,831)
Disposal of a subsidiary	–	–	–	(150)	–	(150)
At 31 March 2006	46,463	10,131	2,971	10,766	2,672	73,003
Analysis of cost or valuation:						
At 31 March 2005						
At cost	18,918	43,569	2,971	86,186	4,385	156,029
At valuation	28,207	–	–	–	–	28,207
	47,125	43,569	2,971	86,186	4,385	184,236
At 31 March 2006						
At cost	18,256	10,131	2,971	10,766	2,672	44,796
At valuation	28,207	–	–	–	–	28,207
	46,463	10,131	2,971	10,766	2,672	73,003
DEPRECIATION, AMORTIZATION AND IMPAIRMENT						
At 1 April 2004	8,580	39,337	2,962	62,732	3,652	117,263
Currency realignment	31	–	–	(4,262)	24	(4,207)
Provided for the year	1,014	1,106	8	16,886	771	19,785
Eliminated on disposals and write off	–	–	–	(14,970)	(1,864)	(16,834)
Eliminated on disposal of a subsidiary	–	–	–	(2,328)	–	(2,328)
At 31 March 2005	9,625	40,443	2,970	58,058	2,583	113,679
Currency realignment	(20)	–	–	(257)	(18)	(295)
Provided for the year	1,016	430	1	11,881	476	13,804
Reclassified as held for sale	–	–	–	(57,825)	(1,111)	(58,936)
Eliminated on disposals and write off	–	(30,742)	–	(2,754)	(234)	(33,730)
Eliminated on disposal of a subsidiary	–	–	–	(86)	–	(86)
At 31 March 2006	10,621	10,131	2,971	9,017	1,696	34,436
NET BOOK VALUES						
At 31 March 2006	35,842	–	–	1,749	976	38,567
At 31 March 2005	37,500	3,126	1	28,128	1,802	70,557

21. PROPERTY, PLANT AND EQUIPMENT *(Cont'd)*

The above items of property, plant and equipment are depreciated on straight-line basis at the following rates per annum.

Freehold land	Nil
Leasehold land and buildings	Over the period of the leases or 2% – 5%
Plant and machinery	10% – 20%
Moulds	25% – 33%
Furniture, fixtures and equipment	10% – 33%
Motor vehicles	20% – 25%

The Group's land and buildings comprise:

	2006	2005
	HK$'000	*HK$'000*
Outside Hong Kong:		
Under medium-term leases in other regions of the PRC	23,194	24,122
Freehold in Taiwan	12,648	13,378
	35,842	37,500

The valuation of land and buildings held under medium-term leases in other regions of the PRC in 1994 was made by Messrs. American Appraisal Hong Kong Limited, an independent firm of Chartered Surveyors, on an open market value basis.

Had the revalued land and buildings been carried at cost less accumulated depreciation, their carrying amount would have been stated at HK$19,747,000 and HK$20,452,000 at 31 March 2006 and 2005, respectively.

Included in the net book value of property, plant and equipment are assets held under finance leases amounting to HK$510,000 at 31 March 2005.

22. INVESTMENT PROPERTIES

	HK$'000
FAIR VALUE	
Acquired on acquisition of a subsidiary and at 31 March 2006	133,000

The fair value of the Group's investment properties at 31 March 2006 have been arrived at on the basis of valuation carried out by B. I. Appraisals Limited, a firm of independent valuers. The valuation, which conforms to the Hong Kong Institute of Surveyors Valuation Standard on Properties, of the Group's investment properties was arrived at by reference to market evidence of transaction prices for similar properties.

The investment properties are held under long leases and are situated in Hong Kong.

23. INTANGIBLE ASSETS

	Trademark licences *HK$'000* *(note a)*	Patent *HK$'000* *(note b)*	Total *HK$'000*
COST			
At 1 April 2004	281,318	8,065	289,383
Arising on acquisition of additional interest in a subsidiary	–	–	–
At 31 March 2005	281,318	8,065	289,383
Eliminated against accumulated amortization upon the application of HKFRS 3	(54,631)	–	(54,631)
At 1 April 2005			
– as restated	226,687	8,065	234,752
Reclassified as held for sale	(62,020)	(8,065)	(70,085)
At 31 March 2006	164,667	–	164,667
AMORTIZATION AND IMPAIRMENT			
At 1 April 2004	31,065	470	31,535
Provided for the year	23,566	807	24,373
At 31 March 2005	54,631	1,277	55,908
Eliminated against cost upon the application of HKFRS 3	(54,631)	–	(54,631)
At 1 April 2005			
– as restated	–	1,277	1,277
Provided for the year	–	806	806
Impairment loss on trademark licences	(164,667)	–	(164,667)
Reclassified as held for sale	–	(2,083)	(2,083)
At 31 March 2006	(164,667)	–	(164,667)
CARRYING VALUES			
At 31 March 2006	–	–	–
At 31 March 2005	226,687	6,788	233,475

23. INTANGIBLE ASSETS *(Cont'd)*

Notes:

a. The amount represented the acquisition of the "Memorex®" trademark licenses from Memorex Telex N. V. in 1999 and the "Dysan" and "Precision" trademark licenses from an independent third party.

The carrying amount of the "Memorex®" trademark was reclassified to the Disposed Assets as set out in Note 16.

Upon the adoption of HKAS 38 from 1 April 2005 onwards, the Group reassessed the useful lives of the trademark licenses and concluded that the trademark licenses with a total carrying amount of approximately HK$226,687,000 have indefinite useful lives and are not subject to amortization but are tested for impairment annually.

The carrying amounts of trademark licenses of "Memorex®" brand are classified as held for sale as at 31 March 2006, which are then stated at lower of carrying amount and fair value less cost to sale. (see Note 16 for details).

The trademark licenses of "Dysan" and "Precision" brand relied on the support from the trademark licenses of "Memorex®" brand's administrative structure, market network and reputation. Following the conditional disposal of the trademark licenses of "Memorex®" brand, the trademark licenses of "Dsyan" and "Precision" is expected to be impaired by the directors of the Company as there is a drop-out period of one year after such disposal according to the sale and purchase agreement. Accordingly, impairment loss of HK$164,667,000 is recognized in the consolidated income statement for the year ended 31 March 2006.

b. The amount represented the acquisition of a labelmaker patent in 2004. The patent is amortized over ten years on a straight line basis.

24. GOODWILL

	Goodwill arising on acquisition before 1 January 2005	Goodwill arising on acquisition after 1 January 2005	Total
	HK$'000	*HK$'000*	*HK$'000*
COST			
At 1 April 2004	287,424	–	287,424
Arising on acquisition of additional interest in a subsidiary	–	24,430	24,430
At 31 March 2005	287,424	24,430	311,854
Eliminated against accumulated amortization upon the application of HKFRS 3	(143,946)	–	(143,946)
At 1 April 2005			
– as restated	143,478	24,430	167,908
Additions	–	6,621	6,621
Reclassified as held for sale	(143,478)	(24,430)	(167,908)
At 31 March 2006	–	6,621	6,621
AMORTIZATION			
At 1 April 2004	117,253	–	117,253
Provided for the year	26,693	–	26,693
At 31 March 2005	143,946	–	143,946
Eliminated against cost upon the application of HKFRS 3	(143,946)	–	(143,946)
At 1 April 2005			
– as restated and 31 March 2006	–	–	–
CARRYING VALUES			
At 31 March 2006	–	6,621	6,621
At 31 March 2005	143,478	24,430	167,908

24. GOODWILL *(Cont'd)*

Notes:

a. As at 1 April 2005, goodwill amounted to HK$167,908,000 (after adjusted for the eliminations of accumulated amortization upon application of HKFRS 3) represented the goodwill arisen from the acquisition of the businesses of Memtek Products Division of Tandy Corporation and Memorex Computer Supplies in 1993 and the acquisition of an additional 14.9% interest in MII in 2003, and for the year ended 31 March 2005, the amount of HK$24,430,000 represents the goodwill arisen from the acquisition of a further of 1.6% interest in MII after 1 January 2005. Goodwill are reclassified to Disposed Assets as set out in Note 16.

b. For the year ended 31 March 2006, the addition of goodwill of approximately HK$623,000 and HK$5,998,000 attributed to the acquisition of the entire interest in Createsuccess Limited ("Createsuccess") and Rapid Growth Profits Limited ("Rapid Growth"), respectively (see Note 42 for details).

During the year, impairment testing was performed in relation to the goodwill arising from acquisition of Createsuccess and Rapid Growth. Management and directors determine that there is no impairment of the above mentioned goodwill.

25. INTERESTS IN ASSOCIATES

	2006	2005
	HK$'000	*HK$'000*
Cost of investment in associates which are:		
– listed in Hong Kong *(note a)*	508,994	508,994
– listed overseas	200,025	195,736
– unlisted	6,579	6,579
Share of post-acquisition losses, net of dividends received	(106,884)	(129,977)
Goodwill on acquisitions of an associate *(note b)*	38,979	51,094
Negative goodwill on acquisition of an associate *(note c)*	–	(225)
Reclassified as held for sale *(note f)*	(30,822)	–
	616,871	632,201
Fair value of listed shares	474,211	299,240
Amount due from an associate *(note d)*	2,623	2,197
Loan to an associate *(note e)*	1,331	1,331

Notes:

a. Amount represents the Group's 29.36% equity interest in CSHL at 31 March 2006 and 31 March 2005.

25. INTERESTS IN ASSOCIATES *(Cont'd)*

b. Included in the investment in associates is goodwill of HK$38,979,000 and HK$51,094,000 as 31 March 2006 and 2005 arising on acquisition of associate, respectively. The movement of goodwill is set out below:

	HK$'000
COST	
At 1 April 2004 and 2005	280,892
Elimination against accumulated amortization upon the application of HKFRS 3 *(see Note 2)*	(229,798)
At 1 April 2005	
– as restated	51,094
Additions	2,276
At 31 March 2006	53,370
AMORTIZATION AND IMPAIRMENT	
At 1 April 2004	24,263
Provided for the year	28,089
Impairment loss recognized for the year	177,446
At 31 March 2005	229,798
Elimination against cost upon the application of HKFRS 3 *(see Note 2)*	(229,798)
At 1 April 2005	
– as restated	–
Release upon deemed disposal of an associate	14,391
At 31 March 2006	14,391
CARRYING VALUE	
At 31 March 2006	38,979
At 31 March 2005	51,094

Until 31 March 2005, goodwill had been amortized for a period of ten years.

25. INTERESTS IN ASSOCIATES *(Cont'd)*

c. Negative goodwill arising on acquisition of an associate:

	HK$'000
GROSS AMOUNT	
At 1 April 2004	–
Additions	(233)
At 31 March 2005	(233)
Elimination against accumulated realization upon the application of HKFRS 3 *(see Note 2)*	233
At 31 March 2006	–
REALIZATION	
At 1 April 2004	–
Released during the year	(8)
At 31 March 2005	(8)
Elimination against gross amount upon the application of HKFRS 3 *(see Note 2)*	8
At 31 March 2006	–
CARRYING AMOUNT	
At 31 March 2006	–
At 31 March 2005	(225)

Until 31 March 2005, negative goodwill had been released to income on a straight-line basis over ten years. From 1 April 2005 onwards, all negative goodwill with carrying amount of HK$225,000 previously included in interests in associates was derecognized at 1 April 2005 upon the application of HKFRS 3 *(see Note 2)*.

d. At 31 March 2006, the amount is unsecured, interest-free and is repayable on demand. The fair value of the amounts due from an associate at respective balance sheet date was approximate to the corresponding carrying amount.

At 31 March 2005, the amount due from an associate was unsecured, interest free and have no fixed terms of repayment. Repayment of the balances will not be demanded within one year of the balance sheet date and, accordingly, the amounts are classified as non-current.

The fair value of the Group's amount due from associates as at the balance sheet dates approximate to the carrying amount of the receivables.

e. Loan to an associate is unsecured, has no fixed terms of repayment and bears interest at prevailing market rates.

The fair value of the Group's loan to associate as at the balance sheet dates approximate to the carrying amounts of the receivables.

25. INTERESTS IN ASSOCIATES *(Cont'd)*

f. Details of the Group's principal associates at 31 March 2006 are as follows:

Name of associate	Form of business structure	Place of incorporation/ operation	Proportion of equity interest attributable to the Group		Principal activities
			2005	2006	
			%	%	
CSHL	Corporate	Hong Kong	29.36	29.36	Investment holding
PSC Corporation Ltd ("PSCL")	Corporate	Singapore	21.71	24.26	Supply of household consumer products

CSHL is a company listed in Hong Kong and its financial year end date is 31 December. The Group's share of interest in CSHL at 31 March 2005 and at 31 March 2006, respectively, is calculated based on the net assets of CSHL at 31 December 2004 and 2005 respectively, after adjusting for any material transactions up to 31 March 2005 and 31 March 2006, and the result from the date on which CSHL became an associate of the Group to respective balance sheet dates.

During the year ended 31 March 2005, the Group's equity interest in CSHL was diluted from 31.20% to 29.36% as a result of exercise of share options of CSHL.

At 31 March 2005 and 31 March 2006, the Group held 29.36% equity interest in CSHL.

PSCL is a company listed in the Republic of Singapore and its financial year end date is 31 December. The Group's share of interest in PSCL at 31 March 2005 and at 31 March 2006, respectively is calculated based on the net assets of PSCL at 31 March 2005 and at 31 March 2006, respectively extracted from the published financial information of PSCL and the result from the date on which PSCL became an associate of the Group to respective balance sheet dates.

The above tables list the associates of the Group which, in the opinion of the directors, principally affected the results of the Group for the year or formed a substantial portion of the net assets of the Group at the end of the year. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

On 10 March 2005, the Group and PYI Corporation Ltd. (formerly known as Paul Y. ITC Construction Holdings Limited) ("PYI"), another substantial shareholder of CSHL, entered into a share sale agreement with an independent third party for the disposal of an aggregate 270,000,000 shares of CSHL (representing a 15.3% interest in CSHL or 135,000,000 shares each held by the Group and PYI) for a total consideration of approximately HK$52,000,000 (the "CSHL Disposal"). The completion of the CSHL Disposal is subject to the completion of a group reorganization by CSHL ("CSHL Reorganization").

On 19 May 2006, the CSHL Reorganization was duly completed, which resulted in (i) CSHL continues to be a public listed company with its subsidiaries concentrating on its business of manufacturing and trading of battery products, investments in securities and property and investment in unlisted investments; (ii) all other subsidiaries of CSHL which are engaged in property development, holding business and vessels for sand mining, and all other associate companies of CSHL which are engaged in manufacturing and marketing of tires, business of providing package tour, travel and related services and hotel operation have been grouped under Group Dragon Investments Limited (a wholly owned subsidiary of CSHL) ("GDI") and continue to be run by the existing management of CSHL; and (iii) the distribution in specie of shares in GDI to the then shareholders of CSHL, on the basis of one GDI share for every share in CSHL after consolidation under the capital reorganization.

25. INTERESTS IN ASSOCIATES *(Cont'd)*

On 26 May 2006, Somerley Limited, financial advisor to the Group, made an offer, on behalf of the Group, to acquire all the remaining interest in GDI other than those already owned by the Group (the "GDI Acquisition"). The GDI Acquisition was approved by the shareholders of the Company on 17 October 2005 and was completed in June 2006. The Group's interest in CSHL was reduced to 14.04% and presented as non-current asset held for sale *(see note 16)*, whilst the Group held 98.92% interest in GDI.

Details of the CSHL Disposal and the GDI Acquisition are set out in a Company's circular dated 26 May 2006 and in the Company's announcement dated 16 June 2006.

g. The summarized financial information in respect of the Group's associates is set out below:

	2006	2005
	HK$'000	*HK$'000*
Total assets	3,307,275	3,452,648
Total liabilities	(1,132,934)	(1,308,483)
Net assets	2,174,341	2,144,165
Group's share of net assets of associates	616,871	632,201

	2006	2005
	HK$'000	*HK$'000*
Revenue	870,320	898,270
Loss for the year	(56,160)	(184,410)
Group's share of loss of associates for the year	(21,494)	(64,909)

h. The Group has discontinued recognition of its share of losses of certain associates. The amounts of unrecognized share of those associates, extracted from the relevant audited financial statements of associates, both for the year and cumulatively, are as follows:

	2006	2005
	HK$'000	*HK$'000*
Accumulated unrecognized of share losses of associates	(19,441)	(19,230)

26. INVESTMENTS IN SECURITIES

Investment securities as at 31 March 2005 are set out below. Upon the application of HKAS 39 on 1 April 2005, investment in securities were reclassified to appropriate categories under HKAS 39 *(See Note 2)*.

	Investment securities 2005 *HK$'000*	Other investments 2005 *HK$'000*	Total 2005 *HK$'000*
Listed securities			
Hong Kong	–	131,563	131,563
Overseas	–	1,058	1,058
Unlisted securities Overseas/PRC *(note a)*	123,348	–	123,348
Unlisted debt security Hong Kong *(note b)*	–	12,000	12,000
	123,348	144,621	267,969
Market value of listed securities	–	132,621	132,621
Carrying amount analyzed for reporting purposes as:			
Non-current	123,348	186	123,534
Current	–	144,435	144,435
	123,348	144,621	267,969

Notes:

(a) As at 31 March 2005, the Group had the following investment securities held for long term strategic purposes:

- 40%* interest in Alfresco Gold Limited which is engaged in investment holding of 85% interest in two companies incorporated in the PRC, whose principal activities are designing and producing advertisements, and provision of advertising agency services.
- 33%* interest in 重慶金瀚實業有限公司 (formerly known as 重慶冠生園興綠州食品有限公司), which holds a piece of land in the PRC.
- 30%* interest in Earnbest Holdings Limited which is engaged in investment holding of 40% interest in a company incorporated in the PRC, whose principal activities are resorts and hotels building and travelling business.

26. INVESTMENTS IN SECURITIES *(Cont'd)*

* The Group agreed with the investing companies to give up voting power of election of directors, management daily operation and financial decisions in these investments. Any change to the terms of agreement need to be consent by both parties. As the Group did not have significant influence on these investments, accordingly, these investments were classified as investment securities.

(b) The amount of the unlisted debt security as at 31 March 2005 represented the convertible bond issued by Nippon Asia Investment Holdings Limited ("Nippon Asia Bond", formerly known as China City Natural Gas Holdings Limited), a company listed in Hong Kong. Nippon Asia Bond is interest bearing at 1% per annum and is due for redemption on 1 November 2005. The Group is entitled at any time before the maturity to convert the Nippon Asia Bond into shares of Nippon Asia Investment Holdings Limited at a conversion price of HK$0.025 per share (subject to the relevant adjustments upon conversion). The Nippon Asia Bond was fully redeemed in current year.

27. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments as at 31 March 2006 analyzed as non-current assets, comprise:

	2006
	HK$'000
Listed investments:	
– Equity securities listed in Hong Kong *(note a)*	19,681
Unlisted securities:	
– equity securities *(note b)*	73,500
– debt securities *(note c)*	514,364
	607,545
Analyzed for reporting purpose as:	
Current assets	73,500
Non-current assets	534,045
	607,545

Notes:

(a) All listed investments are stated at fair value which is determined based on the quoted market bid prices available on the Stock Exchange.

(b) The unlisted equity securities represent investments in unlisted entities established in the PRC (the "PRC Investments"). They are measured at cost less impairment at each balance sheet date because the directors of the Company are of the opinion that their fair values cannot be measured reliably because the range of reasonable fair value estimates is so significant. During the year ended 31 March 2006, certain third parties have made an offer to acquire the PRC Investments from the Group. After considering the purchase consideration offered by the third party, an impairment loss of approximately HK$49,845,000 has been identified and recognized in the consolidated income statement. The disposal of the PRC Investments was completed subsequent to the balance sheet date.

27. AVAILABLE-FOR-SALE INVESTMENTS *(Cont'd)*

(c) During the year ended 31 March 2006, the Group has subscribed three convertible notes with an aggregate amount of HK$650,000,000 from (i) Cheung Tai Hong Holdings Limited, a zero coupon convertible note with maturity on 10 August 2010 at the redemption amount of 110% of the principal amount, (ii) See Corporation Limited (previously known as Ruili Holdings Limited), a zero coupon convertible note with maturity on 9 August 2010 at the redemption amount of 110% of the principal amount; and (iii) Wo Kee Hong (Holdings) Limited, a convertible note at interest of 7.25% per annum payable semi-annually with maturity on 5 September 2008. All these companies are public limited companies with their shares listed on the Stock Exchange. The Group had classified all the debt element of the convertible notes as available-for-sale investments and the conversion option element of the convertible notes as conversion option embedded in the convertible notes. The fair value of the convertible notes are determined by the directors of the Company with reference to the valuation performed by RHL Appraisal Ltd. ("RHL"), a firm of independent valuers.

As at 31 March 2006, the fair value for the debt element and conversion option element were approximately HK$514,364,000 and HK$231,509,000, respectively. RHL applied net present value and Black-Scholes model for the valuation of the debt element and conversion option element respectively. Accordingly, an decrease in fair value of approximately HK$18,175,000 for the debt element and an increase in fair value of approximately HK$114,048,000 for conversion option element were recognized in equity and profit and loss, respectively. The decrease in fair value of the debt element is mainly due to increase in prevailing market interest rate.

28. LOAN RECEIVABLES

	2006	2005
	HK$'000	*HK$'000*
Fixed-rate loan receivables	–	5,533
Floating-rate loan receivables	20,162	106,318
Net assets	20,162	111,851

Included in the carrying amount of loans receivables as at 31 March 2006 and 31 March 2005 is accumulated impairment loss of HK$45,581,000 and HK$39,033,000, respectively.

During the year, impairment loss of HK$11,542,000 has been recognized as the loan receivable's carrying amount is lower than the present value of estimated future cash flow discounted at the loan receivables original effective interest rate of the loan receivables.

The exposure of the Group's fixed-rate loan receivables to fair value interest rate risks and their contractual maturity dates are as follows:

	2006	2005
	HK$'000	*HK$'000*
Fixed-rate loan receivables		
– within one year	–	5,533

28. LOAN RECEIVABLES *(Cont'd)*

The ranges of effective interest rates (which are equal to contractual interest rates) on the Group's loan receivables are as follows:

	2006	**2005**
Effective interest rate:		
Fixed-rate loan receivables	5.75%	3.6% to 10%
Floating-rate loan receivables	5.25% to 11%	5% to 7.3%

The Group's loan receivables that are denominated in currencies other than the functional currency of the relevant Group are set out below:

	**US$** *$'000*	**NTD** *$'000*
As at 31 March 2006	–	–
As at 31 March 2005	712	78,000

The fair value of the Group's loan receivables as at the balance sheet dates approximates to the carrying amount of the receivables.

29. DEPOSITS FOR ACQUISITION OF LONG-TERM INVESTMENTS

During the year ended 31 March 2005, the Group entered into conditional agreement (the "Port Agreement") with an independent third party (the "Vendor Party") to acquire equity interests in an unlisted investment established in the PRC for a total consideration of HK$35,000,000. This unlisted investment is mainly engaged in port business in the PRC.

As the conditions in the Port Agreement have not yet been fulfilled, the transaction has not yet been completed.

During the year ended 31 March 2006, the Group paid an aggregate of approximately HK$155,175,000 as tender deposits to three independent third parties for acquisition of certain interests in water supply business, sand mining business, the exploitation right for river sand business and property development business in the PRC (the "Potential Investments"). These payments would be refundable from the counter parties if the terms and conditions had not been concluded within one year after the payments made by the Group. Up to the report date, the terms and conditions of the acquisition of the Potential Investments have not yet been concluded with the counter parties.

The fair value of the Group's deposits for acquisition of long-term investments was approximate to the corresponding carrying amount.

30. OTHER ASSET

The amount represents cost incurred in connection with a land development project in the PRC. The project is a land development of 珠海錦興產業園 located at Doumen District, Zhuhai City, the PRC, and is to be jointly developed with an independent third party. The Group is entitled to the exclusive development right to the project and also the right to obtain the land for the development (the "Other Asset"). The Group is also entitled to sell the Other Asset to investors for a consideration to be agreed between themselves.

For the year ended 31 March 2004, the consideration of HK$150,000,000 for obtaining the exclusive development right was paid by the Group whilst RMB5,750,000 (equivalent to approximately HK$5,425,000) was already paid by the Group for site formation and the Group has disposed of part of the Other Asset to independent third parties at a consideration of approximately HK$16,000,000 and a net gain on disposal of other asset of approximately HK$5,660,000 was recognized in the consolidated income statement for the year ended 31 March 2004.

As the directors of the Company are of the opinion that the Other Asset is held for sale, the cost incurred for the Other Asset is included in current assets accordingly.

During the year ended 31 March 2005, the Group disposed of part of the Other Asset to an independent third party for consideration of HK$39,600,000 and a net gain on disposal of Other Asset of approximately HK$2,515,000 was recognized in the consolidated income statement for year ended 31 March 2005.

During the year ended 31 March 2006, the Group entered into several sale and purchase agreements with independent third parties for the disposal of all the remaining parts of the other Asset for an aggregate consideration of approximately HK$118,800,000 and a net gain on disposal of other asset of approximately HK$10,800,000 was recognized in the consolidated income statement for the year ended 31 March 2006.

31. INVENTORIES

	2006	**2005**
	HK$'000	*HK$'000*
Raw materials	3,125	6,781
Work in progress	1,801	1,962
Finished goods	3,627	578,335
	8,553	587,078
Classified as held for sale *(Note 16)*	616,142	–
	624,695	587,078

31. INVENTORIES *(Cont'd)*

As at 31 March 2005, included above are finished goods of HK$97,486,000 which are carried at net realizable value.

As at 31 March 2006, included above are raw materials of HK$176,000 and work in progress of HK$1,000 which are carried at net realizable value.

32. TRADE AND OTHER RECEIVABLES

	2006	2005
	HK$'000	*HK$'000*
Trade receivables	729,983	653,637
Less: accumulated allowances	(73,313)	(61,854)
	656,670	591,783
Other receivables	49,006	170,121
Reclassified as held for sale	(645,946)	
	59,730	761,904

The Group allows an average credit period of one to two months to its trade customers. The following is an aged analysis of trade receivable net of impairment losses at the respective balance sheet date:

	2006	2005
	HK$'000	*HK$'000*
Not yet due	573,862	548,407
Overdue within one month	66,333	25,996
Overdue between one and two months	2,266	4,561
Overdue more than two months	14,209	12,819
	656,670	591,783

The fair value of the Group's trade receivables at respective balance sheet date was approximate to the corresponding carrying amount.

33. INVESTMENTS HELD FOR TRADING/CONVERSION OPTION EMBEDDED IN CONVERTIBLE NOTES

Investments held for trading as at 31 March 2006 include:

	2006
	HK$'000
Listed securities:	
– Equity securities listed in Hong Kong	397,989
– Equity securities listed elsewhere	24,008
	421,997

The fair values of investments held for trading are determined based on the quoted market bid price available on the relevant exchanges.

	2006
	HK$'000
Unlisted conversion options embedded in convertible notes	231,509

Conversion options embedded in convertible notes represented the conversion option element of the three convertible notes subscribed by the Group for the year ended 31 March 2006. The fair values of the unlisted convertible notes are determined by the directors of the Company with reference to the valuation performed by RHL *(see Note 27)*.

34. MARGIN LOAN RECEIVABLES/PAYABLES AND BILLS PAYABLES

The fair values of the Group's margin loan receivables, margin loan payables and bills payable at respective balance sheet date approximate to the corresponding carrying amounts.

Margin loan receivables and payables are generated from brokers' business, aged less than one month and bears interest ranging from prime rate plus 3.5% per annum to prime rate plus 5% per annum (2005: prime rate plus 3.5% per annum to prime rate plus 5% per annum).

35. PLEDGED BANK DEPOSIT

The amount represents deposit pledged to bank to secure short-term banking facilities granted to the Group and are therefore classified as current assets.

The deposit carries variable interest ranges from 3.5% to 4.6%. The pledged bank deposit will be released upon the settlement of relevant bank borrowings. The fair values of bank deposit at respective balance sheet dates approximate to the corresponding carrying amounts.

36. TRADE AND OTHER PAYABLES

Included within trade and other payables is a trade creditor balance of HK$71,535,000 and HK$564,154,000 at 31 March 2006 and 2005, respectively.

During the year, trade creditor balance of HK$405,439,000 was reclassified as liabilities directly associated with assets held for sale.

The following is an aged analysis of trade creditors at respective balance sheet date:

	2006	2005
	HK$'000	*HK$'000*
Not yet due	380,210	417,919
Overdue within one month	75,260	74,518
Overdue between one and two months	11,467	27,951
Overdue more than two months	10,037	43,766
	476,974	564,154

The fair value of the Group's trade and other payables at respective balance sheet date approximates to the corresponding carrying amount.

37. BORROWINGS

	2006	2005
	HK$'000	*HK$'000*
Borrowings comprise:		
Bank loans	125,275	82,010
Other loans	562,047	161,341
	687,322	243,351
Analyzed as:		
Secured	314,373	38,531
Unsecured	372,949	204,820
	687,322	243,351

37. BORROWINGS *(Cont'd)*

The above amounts bear interest at prevailing market rates and are repayable as follows:

	2006 *HK$'000*	2005 *HK$'000*
Within one year or on demand	591,629	85,881
Between one and two years	5,073	149,751
Between two and five years	23,732	1,407
Over five years	66,888	6,312
	687,322	243,351
Amounts due within one year and shown under current liabilities	(591,629)	(85,881)
Amounts due after one year	95,693	157,470

The exposure of the Group's fixed-rate borrowings and the contractual maturity dates are as follows:

	2006 *HK$'000*	2005 *HK$'000*
Fixed-rate borrowings due within one year	200,000	–

The ranges of effective interest rates (which are equal to contractual interest rates) on the Group's borrowings are as follows:

	2006	2005
Effective interest rate:		
Fixed-rate borrowings	18%	N/A
Variable-rate borrowings	5.03% to 10%	2.3% to 7.3%

The Group's borrowings that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	US$ *$'000*	NTD *$'000*
As at 31 March 2006	–	32,540
As at 31 March 2005	258	34,148

37. BORROWINGS *(Cont'd)*

Bank overdrafts are repayable on demand. The bank loans carry interest at prevailing market rate ranging from 5.25% to 8.0% and are secured by the Group's bank deposits and investment in securities.

The fair value of the Group's borrowings at respective balance sheet date approximates to the corresponding carrying amount.

38. OBLIGATIONS UNDER FINANCE LEASES

The Group has leased certain of its fixtures and equipment under finance leases. The average lease term is two years. The average effective borrowing rate was 6.92% for the years ended at 31 March 2005. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The Group's obligations under finance leases are secured by the lessors' charge over the leased assets.

Financial lease obligations that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

	**US$** *$'000*
As at 31 March 2005	59

The fair value of the above Group's finance lease obligations approximates to their carrying amount.

39. AMOUNT DUE TO A MINORITY SHAREHOLDER

The amount was unsecured, interest free and repaid during the year ended 31 March 2006. It was derecognized upon disposal of the subsidiary *(Note 43)*.

40. DEFERRED TAX

The followings are the major deferred tax liabilities (assets) recognized and movements thereon during the year:

	Revaluation of investment property	Accelerated tax depreciation	Tax losses	Others*	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 April 2004	–	744	(20,468)	(15,620)	(35,344)
Currency realignment	–	(85)	(17)	(19)	(121)
Charge (credit) to the consolidated income statement for the year *(Note 15)*	–	833	19,994	(3,666)	17,161
Realized on disposal of a subsidiary	–	(459)	459	–	–
At 31 March 2005	–	1,033	(32)	(19,305)	(18,304)
Currency realignment	–	21	–	(41)	(20)
Charge (credit) to the consolidated income statement for the year *(Note 15)*	–	789	–	(21,708)	(20,919)
Arising on acquisition of subsidiaries	6,298	–	(300)	–	5,998
Reclassified as held for sale	–	(1,697)	–	41,267	39,570
At 31 March 2006	6,298	146	(332)	213	6,325

* The amount is mainly attributable to the movements of temporary differences arising from the carrying amounts and tax bases of major balance sheet items such as receivables, inventories and accruals of a subsidiary in the USA.

For the purposes of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	2006	2005
	HK$'000	*HK$'000*
Deferred tax assets	–	(18,418)
Deferred tax liabilities	6,325	114
	6,325	(18,304)

The Group has unused tax losses of HK$374,839,000 and HK$387,410,000 at 31 March 2006 and 2005 respectively available for offset against future profits. A deferred tax asset has been recognized in respect of HK$1,897,000 and HK$185,000 at 31 March 2006 and 2005 respectively of such losses. No deferred tax has been recognized in respect of the remaining HK$372,942,000 and HK$387,225,000 at 31 March 2006 and 2005 respectively due to the unpredictability of future profit streams. The losses can be carried forward indefinitely.

41. SHARE CAPITAL

	Number of shares	Value
		HK$'000
Authorized:		
At 31 March 2005 and 31 March 2006 (Ordinary shares of HK$0.01 each)	20,000,000,000	200,000
Issued and fully paid:		
At 1 April 2004 (Ordinary shares of HK$0.01 each)	186,553,202	1,866
Issue upon scrip dividend *(note a)*	75,210	–
Issue of new shares *(note b)*	37,000,000	370
At 31 March 2005 (Ordinary shares of HK$0.01 each)	223,628,412	2,236
Issue upon scrip dividend *(note c)*	3,624,990	36
Exercise of share options *(note d)*	10,000,000	100
At 31 March 2006 (Ordinary shares of HK$0.01 each)	237,253,402	2,372

Notes:

(a) On 21 October 2004, 75,210 shares in the Company of HK$0.01 each were issued as scrip dividend at HK$2.745 per share. The shares issued during the year rank pari passu with the existing shares in all respects.

(b) On 23 November 2004, arrangements were made for a private placement to independent private investors of 37,000,000 shares of HK$0.01 each in the Company held by ITC Corporation Limited, a substantial shareholder of the Company, in cash at a price of HK$3.22 per share representing a discount of approximately 8% to the closing price of HK$3.50 per share as quoted on the Stock Exchange on 22 November 2004.

Pursuant to a subscription agreement of the same date, ITC Corporation Limited subscribed for 37,000,000 new shares of HK$0.01 each in the Company at a price of HK$3.22 per share. The proceeds were used to provide additional working capital for the Company. These new shares were issued under the general mandate granted to the directors at the annual general meeting of the Company held on 31 August 2004 and ranked pari passu with other shares in issue in all respects.

(c) On 21 October 2005, 2,515,285 shares in the Company of HK$0.01 each were issued as scrip dividend at HK$3.367 per share.

On 3 March 2006, 1,109,705 shares in the Company of HK$0.01 each were issued as scrip dividend at HK$3.735 per share.

(d) During the year ended 31 March 2006, 10,000,000 shares in the Company of HK$0.01 were issued upon exercise of 10,000,000 share options at subscription price of HK$3.415 per share, the shares issued during the year rank pari passu with the existing shares in all respects.

42. ACQUISITION OF SUBSIDIARIES

On 8 March 2005, the Group acquired 100% of the issued capital of Createsuccess for a consideration of approximately HK$3,351,000.

On 28 March 2006, the Group acquired 100% of the issued share capital of Rapid Growth for a consideration of approximately HK$39,048,000.

The acquisitions have been accounted for by the acquisition method of accounting. The amount of goodwill arising as a result of the acquisitions was HK$6,621,000.

	Carrying amount and Fair value 2006 *HK$'000*
NET ASSETS ACQUIRED	
Investment properties	133,000
Trade and other payables	(711)
Trade and other receivables	3,436
Bank balances and cash	10
Bank borrowings	(93,000)
Tax payables	(399)
Deferred tax liabilities	(5,998)
	36,338
Minority interests	(560)
	35,778
Goodwill	6,621
Total consideration	42,399
SATISFIED BY:	
Cash	42,399
Net cash outflow arising on acquisition:	
Cash consideration paid	(42,399)
Cash and cash equivalents acquired	10
	(42,389)

The goodwill arising on the acquisition of Createsuccess and Rapid Growth is attributable to the anticipated profitability.

The subsidiaries acquired during the year did not contribute significantly to the turnover and the result of the Group. The cash flow contributed or utilized by the subsidiaries acquired during the year was not significant.

43. DISPOSAL OF SUBSIDIARIES

	2006	2005
	HK$'000	*HK$'000*
Property, plant and equipment	64	1,483
Interest in an associate	–	5,244
Trade and other receivables	1,289	53
Amounts due from group companies	1	26,758
Bank balances and cash	181	92
Trade and other payables	(3,672)	(1,832)
Amounts due to group companies	(14)	(27,187)
Amount due to an associate	–	(146)
Tax payable	(359)	–
Amount due to a minority shareholder	(2,514)	–
	(5,024)	4,465
Minority interests	280	–
Net assets disposed of	(4,744)	4,465
Currency translation reserve realized	569	7,842
Other reserves realized	–	(7,810)
Attributable capital reserve	–	(556)
	(4,175)	3,941
Gain on disposal of subsidiaries	7,175	3,504
	3,000	7,445
SATISFIED BY:		
Cash	3,000	7,445

Net cash inflow arising from disposal of subsidiaries:

	2006	2005
Cash consideration	3,000	7,445
Bank balances and cash disposed of	(181)	(92)
	2,819	7,353

The subsidiaries disposed of during the year did not contribute significantly to the turnover and the results of the Group. The cash flow contributed or utilized by the subsidiaries disposed of during the year was not significant.

44. MAJOR NON-CASH TRANSACTIONS

During the year ended 31 March 2005, the major non-cash transactions were as follows:

(a) The Group restructured certain of its other payables of HK$15,000,000 satisfied by the same amount of other receivables under a deed of assignment entered into between the Group and the relevant parties.

(b) The repayment of a short-term loan receivable of HK$2,057,000 was satisfied by the same amount of investment in securities.

(c) The Group had disposed of an investment in securities for a consideration of HK$6,000,000 which was satisfied by cash of HK$1,500,000 and by setting off through an amount due from an associate of the Group for the remaining balance of HK$4,500,000.

During the year ended 31 March 2006, the major non-cash transactions were as follows:

(a) The acquisition of investment held for trading of HK$31,360,000 was satisfied by short-term loan receivable and other receivable of HK$25,590,000 and HK$5,770,000 respectively.

(b) Other receivables of HK$121,563,000 was transferred to short-term loan receivable and short-term loan receivable from a related company of HK$118,800,000 and HK$2,763,000 due to the change of the terms of the outstanding amounts.

45. CONTINGENT LIABILITIES

The Group is involved in two patent infringement lawsuits in the USA. The damages claim arising from the lawsuits range from approximately US$285,000 (equivalent to HK$2,213,000) to US$855,000 (equivalent to HK$6,639,000) for the years ended 31 March 2006 and 2005. As the outcome of the lawsuits is not certain, the Group has made a provision of US$302,000 (equivalent to HK$2,345,000) and US$302,000 (equivalent to HK$2,345,000) for these cases at 31 March 2006 and 2005 respectively to cover the possible damages as estimated by the Directors of the Company.

The Group has no other contingent liabilities as at 31 March 2006.

45. CONTINGENT LIABILITIES *(Cont'd)*

The following contingent liabilities arise from interests in associates:

	2006 *HK$'000*	2005 *HK$'000*
Share of contingent liabilities of associates arising from:		
Guarantees given to banks in respect of bank facilities utilized by:		
investees	2,348	4,551
third parties	175	175
Other guarantees issued to:		
investees	9,037	9,037
	11,560	13,763

The above amounts represented share of contingent liabilities from interests in associates which was based on the published information of those associates as at 31 December 2005 and 2004.

46. OPERATING LEASE COMMITMENTS

The Group as lessee

	2006 *HK$'000*	2005 *HK$'000*
Minimum lease payments paid under operating leases during the year:		
Land and buildings	28,943	30,585
Property, plant and equipment	20,275	23,267
	49,218	53,852

46. OPERATING LEASE COMMITMENTS *(Cont'd)*

The Group as lessee *(Cont'd)*

At the respective balance sheet dates, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	As at 31 March 2006		As at 31 March 2005	
	Land and buildings	Property, plant and equipment	Land and buildings	Property, plant and equipment
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	7,549	556	23,008	23,121
In the second to fifth year inclusive	24,235	1,599	75,368	19,521
Over five years	30,294	–	46,519	–
	62,078	2,155	144,895	42,642

Leases are negotiated for a range of one to ten years and rentals are fixed over the terms of the leases.

The Group as lessor

	2006	2005
	HK$'000	*HK$'000*
Rental income earned under operating leases during the year:		
Property	6,456	7,426
Plant and equipment	20,248	20,246
	26,704	27,672

46. OPERATING LEASE COMMITMENTS *(Cont'd)*

The Group as lessor *(Cont'd)*

At the respective balance sheet dates, the Group had contracted with tenants for the following future minimum lease income which full due as follows:

	As at 31 March 2006		As at 31 March 2005	
	Property	Plant and equipment	Property	Plant and equipment
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	4,308	–	–	26,738
In the second to fifth year inclusive	19,392	–	–	39,594
Over five years	15,066	–	–	14,426
	38,766	–	–	80,758

The Group has committed tenants with lease term for a range of one to eight years.

47. SHARE OPTION SCHEMES

The Company's share option scheme was adopted on 21 August 2001 (the "2001 Share Option Scheme") for the primary purpose of providing incentives to the employees of the Group. Under the 2001 Share Option Scheme, the board of directors of the Company may grant options to eligible employees including the directors (but excluding independent non-executive directors) of the Company and the directors of any of the subsidiaries of the Company to subscribe for shares in the Company.

Pursuant to a resolution passed at a special general meeting of the Company on 17 March 2003, the Company has terminated the 2001 Share Option Scheme and adopted a new share option scheme (the "2003 Share Option Scheme"). Under the 2003 Share Option Scheme, the board of directors of the Company may grant options to directors and employees of the Group and any advisors, consultants, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters and service providers of any members of the Group who the board of directors considers have contributed or will contribute or can contribute to the Group. The purpose of the 2003 Share Option Scheme is to provide participants with the opportunity to acquire proprietary interests in the Group and to encourage participants to work towards enhancing the value of the Group and its shares for the benefits of the Group and its shareholders as a whole.

Subject to the condition that the total number of shares which may be issued upon the exercise of all outstanding options granted and to be exercised under the 2003 Share Option Scheme and any other schemes of the Company must not exceed 30% of the shares of the Company in issue from time to time, the total number of shares in respect of which options may be granted under the 2003 Share Option Scheme, when aggregated with any shares subject to any other schemes, is not permitted to exceed 10% of the shares of the Company in issue on the date of approval and adoption of the 2003 Share Option Scheme.

47. SHARE OPTION SCHEMES *(Cont'd)*

Under the 2003 Share Option Scheme, the options which may be granted to any individual in any one year are not permitted to exceed 1% of the shares of the Company in issue, without prior approval from the Company's shareholders. Options granted to substantial shareholders or independent non-executive directors in excess of 0.1% of the Company's share capital or with a value in excess of HK$5 million must be approved in advance by the Company's shareholders.

The number of shares in respect of which options had been granted and remained outstanding under the 2003 and 2001 Share Option Schemes was 9,000,000 and 21,800,000 representing 3.79% and 9.75% of the shares of the Company in issue at 31 March 2006 and 2005, respectively.

Options granted must be taken up within 28 days from the date of grant, upon payment of HK$1 per grant. Options may be exercised at any time from the date on which the option is accepted to the tenth anniversary of the date of grant. The exercise price is determined by the directors of the Company, and will not be less than the higher of the closing price of the Company shares on the date of grant or the average closing price of the shares for the five business days immediately preceding the date of grant or the nominal value of the share of the Company.

The following tables disclose details of the Company's share options held by employees (including directors) of the Company and movements in such holdings during the year:

2003 Share Option Scheme

During the year ended 31 March 2005, the movements of the share options are as follows:

Date of grant	Exercisable period	Exercise price per share	Number of share options outstanding at 31.3.2005
		HK$	
Directors			
23.2.2004	23.2.2004 to 22.2.2006	3.415	6,400,000
Employees			
23.2.2004	23.2.2004 to 22.2.2006	3.415	6,400,000
			12,800,000

No options were granted to or exercised by the directors or employees of the Group, during the year ended 31 March 2005.

47. SHARE OPTION SCHEMES *(Cont'd)*

2003 Share Option Scheme *(Cont'd)*

During the year ended 31 March 2006, the movements of the share options are as follows:

Date of grant	Exercisable period	Exercise price HK$	Number of share options Outstanding at 1.4.2005	Exercised during the year	Transfer during the year *(Note)*	Lapsed during the year	Outstanding at 31.3.2006
Directors							
23.2.2004	23.2.2004 to 22.2.2006	3.415	6,400,000	(4,800,000)	(1,600,000)	–	–
Employees							
23.2.2004	23.2.2004 to 22.2.2006	3.415	6,400,000	(5,200,000)	1,600,000	(2,800,000)	–
			12,800,000	(10,000,000)	–	(2,800,000)	–

Note:

A director retired on 1 September 2005 and accordingly the option entitled by that director was transferred to the category under "Employees".

2001 Share Option Scheme

During the year ended 31 March 2005, the movements of the share options are as follows:

Date of grant	Exercisable period	Exercise price per share HK$	Number of share options outstanding at 31.3.2005
Directors			
31.8.2001	31.8.2001 to 30.8.2006	2.9888	9,000,000

No options were granted to or exercised by the directors or employees during the year ended 31 March 2005.

47. SHARE OPTION SCHEMES *(Cont'd)*

2001 Share Option Scheme *(Cont'd)*

During the year ended 31 March 2006, the movements of the share options are as follows:

			Number of share options		
Date of grant	Exercisable period	Exercise price HK$	Outstanding at 1.4.2005	Transfer (Note)	Outstanding at 31.3.2006
Directors					
31.8.2001	31.8.2001 to 30.8.2006	2.9888	9,000,000	(1,750,000)	7,250,000
Employees					
31.8.2001	31.8.2001 to 30.8.2006	2.9888	–	1,750,000	1,750,000
			9,000,000	–	9,000,000

Note:

A director retired on 1 September 2005 and accordingly the option entitled by that director was transferred to the category under "Employees".

48. RETIREMENT BENEFITS SCHEMES

The Group operates a Mandatory Provident Fund ("MPF") scheme for qualifying employees of the Company and its subsidiaries in Hong Kong. The assets of the MPF scheme are held separately from those of the Group, in funds under the control of trustees. The Group contributes 5% of certain payroll costs to the scheme, which contribution is matched by employees.

The Group also operates various retirement benefit schemes for qualifying employees of its overseas subsidiaries, including subsidiaries in the United Kingdom, the USA and Singapore. The assets of the retirement benefit schemes are held separately from those of the Group, in funds under control of trustees. The Group contributes 4% to 10% of the relevant payroll costs to the schemes, which contribution is matched by employees.

The Group's employees who are employed by subsidiaries in the PRC are members of the state-managed retirement benefit scheme operated by the PRC government. These subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions.

49. PLEDGE OF ASSETS

At the respective balance sheet dates, the following assets were pledged by the Group to secure banking and other financing facilities:

	2006	2005
	HK$'000	*HK$'000*
Trade receivables	–	105,494
Listed securities of associates	270,558	88,467
Inventories	–	–
Land and buildings	12,648	13,378
Investment properties	133,000	–
Investments in securities	–	12,816
Available-for-sale investments	505,294	–
Investments held for trading	231,069	–
Bank deposits	19,966	20,014
	1,172,535	240,169
Classified as held for sale	257,368	–
	1,429,903	240,169

50. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

During the year, the Group had significant transactions with the following related parties, together with balances with them at the respective balance sheet date, details of which are as follows:

	2006 *HK$'000*	2005 *HK$'000*
Substantial shareholder and its associates:		
Loan receivables of the Group at end of the year *(note a)*	159,559	224,233
Loan payable of the Group at end of the year *(note a)*	352,046	149,333
Loans advanced by (repaid to) the Group during the year *(note a)*	(64,674)	56,868
Interest received and receivable by the Group *(note a)*	25,105	12,066
Interest paid and payable by the Group *(note a)*	27,446	10,490
Disposal of a subsidiary	–	238
Loans advanced to the Group during the year *(note a)*	202,713	–
Parking fee income	–	68
Rent paid and payable by the Group	2,451	1,298
Associates:		
Rental paid and payable by the Group	871	1,353
Interest received and receivable by the Group *(note a)*	117	94
Management fee income	3,493	3,608
Sales of finished goods	142	–
Rent received and receivable by the Group	216	232

Details of balances with associates at the respective balance sheet date are set out in Note 24.

Note:

a. The loans advanced to/by and the balances due by/to the Group are unsecured, bear interest at prevailing market rates and repayable in accordance with the respective loan agreements, if any.

In addition, certain banking and other facilities of the Group were secured by personal guarantee from a director of the Company, to the extent of HK$404,280,000 and HK$6,681,000 at 31 March 2006 and 2005, respectively.

Save as disclosed above, there were no other significant transactions with related parties during the year or no significant balances with them at the respective balance sheet date.

51. SUBSEQUENT EVENTS

(a) On 19 January 2006, MII entered into the Disposal Agreement with Imation. Details of this disposal are set out in Note 16, the Company's announcement dated 26 January 2006 and the Company's circular dated 10 April 2006. This disposal was completed on 28 April 2006.

(b) On 22 April 2006, the Company, Success Securities Limited and See Corporation Limited ("SCL") entered into an underwriting agreement in relation to the rights issue of SCL. Pursuant to which, the Company agreed to subscribe untaken rights shares up to its commitment of 329,037,330 rights shares at a subscription price of HK$0.014 per rights share. On the same date, the Company executed an undertaking to SCL that it would take up its entitlement under the rights issue of SCL in full. On 30 June 2006, the Company subscribed 1,991,487,330 rights shares of SCL at HK$0.014 per rights shares.

Details of the transaction are set out in the Company's circular dated 17 May 2006.

(c) On 27 April 2006, the Group entered into a subscription agreement with Macau Prime Properties Holdings Limited (formerly known as Cheung Tai Hong Holdings Limited) ("MPP"), a public limited company with its shares listed on the Stock Exchange, to subscribe for the 1% convertible note of MPP with a principal amount of HK$270 million for a total cash consideration of HK$270 million.

The subscription was completed on 15 June 2006. Details of the subscription are set out in the Company's announcement dated 28 April 2006 and the Company's circular dated 26 May 2006.

(d) On 24 May 2006, the CSHL Disposal was completed following the completion of the CSHL Reorganization. Details of the CSHL Disposal and CSHL Reorganization are set out in Note 24.

On the same date, Somerley Limited, financial advisor to the Group, made a voluntary offer, on behalf of the Group, to acquire all the remaining interest in GDI other than those already owned by the Group (the "GDI Acquisition"). The GDI Acquisition was approved by the shareholders of the Company on 7 October 2005.

The transaction was completed on 16 June 2006. The assets and liabilities of GDI as at 16 June 2006 are not presented as the financial information of GDI as at 16 June 2006 is not available. Details of the CSHL Disposal and the GDI Acquisition are set out in the Company's circular dated 26 May 2006 and in the Company's announcement dated 16 June 2006.

51. SUBSEQUENT EVENTS *(Cont'd)*

(e) On 27 June 2006, the Group entered into five subscription agreements with each of five subscribers (the "Subscription Agreements"), four of them are fund subscribers who are funds managed by global asset management firms, with the remaining subscriber being ITC Corporation Limited ("ITC"), a public limited company with its shares are listed on the Stock Exchange. Pursuant to the Subscription Agreements, the fund subscribers and ITC have in aggregate conditionally agreed to subscribe by cash for the US$150 million 1% convertible exchange notes with principal amount of US$75 million each (the "Hanny Notes") (the "ITC Subscription").

ITC, through its indirect wholly-owned subsidiaries, is the substantial shareholder of the Group holding approximately 23.3% of the total issued share capital of the Company as at the date of the Subscription Agreements, and therefore ITC is a connected person of the Company pursuant to the Listing Rules. Accordingly, the issue of the Hanny Notes to ITC under the Subscription Agreement with ITC constitutes a connected transaction of the Company under the Listing Rules.

Under the Subscription Agreement, the Group is required as soon as practicable after the signing of the Subscription Agreements to enter into a contract with China Enterprises Limited ("CEL"), to subscribe the 1% convertible note of CEL with principal amount of US$100 million with the proceeds from the issue of the Hanny Notes (the "CEL Subscription").

CEL is a public limited company with its common shares traded on the OTC (over-the-counter) Bulletin Board in the United States and is an indirectly owned subsidiary of the Group as at the date of this report.

Details of the ITC Subscription and CEL Subscription are set out in the Company's announcement dated 6 July 2006.

(f) On 28 June 2006, the Group entered into a subscription agreement with Mei Ah Entertainment Group Limited ("Mei Ah"), a company with its shares listed on the Stock Exchange, to subscribe the 4% convertible note of Mei Ah with a principal amount of HK$50 million for total cash consideration of HK$50 million.

Details of the subscription are set out in the Company's announcement dated 29 June 2006 and the Company's circular dated 21 July 2006.

(g) On 10 July 2006, the Group entered into a subscription agreement with Golden Harvest Entertainment (Holdings) Limited ("GH"), a company with its shares listed on the Stock Exchange, to subscribe the 4% convertible note of GH with a principal amount of HK$50 million for total cash consideration of HK$50 million.

Details of the subscription are set out in the Company's announcement dated 11 July 2006.

52. BALANCE SHEET OF THE COMPANY

	2006	2005
	HK$'000	*HK$'000*
		(Restated)
Non-current Assets		
Investment in subsidiaries	118,373	118,373
Amounts due from subsidiaries	–	1,864,365
Available-for-sale investments	136,926	–
Club debentures	1,070	1,704
	256,369	1,984,442
Current Assets		
Other receivables	264	265
Amounts due from subsidiaries	2,204,919	–
Investments held for trading	28,401	–
Investments in securities	–	816
Bank balances and cash	242	646
	2,233,826	1,727
Current Liabilities		
Other payables	27,590	32,193
Amounts due to a subsidiary	127,130	–
Borrowings – due within one year	552,046	–
	706,766	32,193
Net Current Assets (Liabilities)	1,527,060	(30,466)
Total assets less current liabilities	1,783,429	1,953,976
Non-current Liabilities		
Borrowing – due after one year	–	149,333
	–	149,333
	1,783,429	1,804,643
Capital and Reserves		
Share capital	2,372	2,236
Reserves	1,781,057	1,802,407
	1,783,429	1,804,643

53. PARTICULARS OF PRINCIPAL SUBSIDIARIES

Details of the Company's principal subsidiaries at 31 March 2006 are as follows:

Name of subsidiary	Place and date of incorporation/ registration	Issued and fully paid share capital/ registered capital	Proportion of share capital/ registered capital held by the Company		Equity interest held by the Group	Principal activities
			Directly	Indirectly		
Hanny Magnetics (B.V.I.) Limited	British Virgin Islands ("B.V.I.") 22 May 1990	HK$40,000,000 ordinary shares HK$8,000,000 preference shares	100%	–	100%	Investment holding
Hanny Magnetics Limited	Hong Kong 27 April 1971	HK$1,100,000,200 ordinary share HK$6,000,000 5% non-voting deferred shares *(note a)*	–	100%	100%	Investment holding and trading and marketing of computer media products and related peripherals and accessories
Hanny Magnetics (Zhuhai) Limited *(note b)*	People's Republic of China (the "PRC") 14 March 1988	US$45,740,000	–	100%	100%	Manufacturing of magnetic media products
Memorex Canada Ltd.	Canada 9 January 1990	CAD2	–	68.68%	45.2%	Distribution of computer media products and audio and video products
Memorex Holdings Limited	Bermuda 3 November 2003	US$100,000	–	65%	65%	Investment holding
MII	B.V.I. 20 February 1997	US$1,000,000	–	68.68%	45.2%	Investment holding and holding of trademark licenses
Memorex Products Europe Limited	United Kingdom 6 October 1999	GBP2	–	68.68%	45.2%	Trading and distribution of computer media products and audio and video products
Memorex Products, Inc.	USA 18 November 1993	US$79,001,000	–	68.68%	45.2%	Trading and distribution of computer media products and audio and video products
Rich Life Holdings Pte Ltd.	Singapore 19 March 2002	S$2	–	100%	100%	Investment holding

53. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(Cont'd)*

Name of subsidiary	Place and date of incorporation/ registration	Issued and fully paid share capital/ registered capital	Proportion of share capital/ registered capital held by the Company		Equity interest held by the Group	Principal activities
			Directly	Indirectly		
Ultimate Strategy Limited	B.V.I. 28 August 2003	US$1	–	100%	100%	Investment holding
Well Orient Limited	Hong Kong 21 August 2000	HK$2	–	100%	100%	Investment holding
Zhuhai Hanny Property Investment Limited	B.V.I. 5 December 2002	US$1	–	100%	100%	Inactive

Notes:

(a) The holders of the 5% non-voting deferred shares are not entitled to receive notice of or to attend or vote at any general meetings of the Company. The non-voting deferred shares practically carry no rights to dividends or to participate in any distribution on winding up.

(b) The Company is registered in the form of wholly-owned foreign investment enterprise.

The above table lists out the subsidiaries of the Group which, in the opinion of the directors, principally affected the results of the Group for the year or formed a substantial portion of the net assets of the Group at the end of the year. To give details of other subsidiaries would, in the opinion of the directors, result in particular of excessive length."

3. INDEBTEDNESS

Borrowings

At the close of business on 31 August 2006, being the latest practicable date for this statement of indebtedness prior to the printing of this document, the Hanny Group had outstanding borrowings of approximately HK$518,552,000 comprising secured borrowings of approximately HK$115,916,000 and unsecured borrowings of approximately HK$402,636,000. The secured borrowings of approximately HK$115,916,000 included bank borrowings of approximately HK$91,838,000, share margin financing loans of approximately HK$4,745,000 and bank overdrafts of approximately HK$19,333,000. The unsecured borrowings of approximately HK$402,635,000 included unsecured bank borrowings of approximately HK$6,000, unsecured bank overdrafts of approximately HK$4,000 and other unsecured borrowings of approximately HK$402,625,000.

Debt securities

As at the close of business on 31 August 2006, the Hanny Group had outstanding Convertible Bonds with principal amount of approximately HK$770,752,000, which are convertible into approximately 85,639,000 Hanny Shares at the prevailing conversion price of HK$9 per Hanny Share. The carrying amount of the Convertible Bonds at 31 August 2006 was approximately HK$635,784,000.

Pledge of assets and guarantees

At the close of business on 31 August 2006, the secured borrowings were secured by certain assets of the Hanny Group of approximately HK$224,448,000.

At the close of business on 31 August 2006, the Hanny Group's banking facilities were also secured by corporate guarantee from Hanny and joint guarantee by Hanny and a director of Hanny amounting to approximately HK$127,517,000 and HK$4,404,000, respectively.

Contingent liabilities

At the close of business on 31 August 2006, the Hanny Group had no contingent liabilities.

Save as aforesaid and apart from intra-group liabilities, the Hanny Group did not have any outstanding loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptable credits, debentures, mortgages, charge, finance lease commitments, guarantees or other material contingent liabilities at the close of business on 31 August 2006.

Foreign currency amounts have been translated into Hong Kong dollars at the exchange rates prevailing at the close of business on 31 August 2006.

4. MATERIAL CHANGE

(a) Disposal of certain assets of Memorex International Inc. ("MII")

As set out in the circular of Hanny dated 10 April 2006, on 19 January 2006, MII, a non-wholly owned subsidiary of Hanny, and Imation Corp. entered into a sale and purchase agreement (the "S&P Agreement") for the sale and purchase of all of the assets of MII relating to the business of the design, development, marketing, distribution and sale of hardware, media and accessories used for the storage of electronic data as conducted by Hanny Magnetics Europe Limited, Memorex Canada Ltd., Memorex Products Europe Limited, Memorex Products S.A.S., Memorex Products GmbH, Memorex Products (Taiwan) Inc. and Memorex Products, Inc. for an aggregate consideration of US$330 million plus adjustments amount and earnout amount calculated in accordance with the S&P Agreement. The S&P Agreement was completed on 28 April 2006.

(b) The underwriting agreement and subscription of rights shares of SCL

On 22 April 2006, Hanny, Success Securities Limited and SCL entered into an underwriting agreement relating to a rights issue of SCL, pursuant to which Hanny agreed to underwrite up to 329,037,330 rights shares of SCL at a subscription price of HK$0.014 for each rights share. On the same day, Hanny executed an undertaking to SCL that it would take up its entitlement in full under the rights issue of SCL. On 30 June 2006, a total of 1,991,487,330 rights shares of SCL were subscribed by Hanny. Details of the underwriting agreement are set out in the circular of Hanny dated 17 May 2006.

(c) Subscription of convertible note of MPP

It is stated in the circular of Hanny dated 26 May 2006 that on 27 April 2006, Hanny entered into a subscription agreement with MPP to subscribe for the HK$270 million 1% convertible note issued by MPP at par. Completion of the subscription took place on 15 June 2006.

(d) Sale of interests in China Strategic and the GDI Offer

On 10 March 2005, Well Orient Limited (a wholly-owned subsidiary of Hanny) and PYI, another substantial shareholder of China Strategic, entered into a share sale agreement with an independent third party for the disposal of an aggregate 270,000,000 shares of China Strategic (representing approximately 15.3% interest in China Strategic or 135,000,000 shares each held by the Hanny Group and PYI) for a total consideration of approximately HK$52,000,000 (the "CSHL Disposal"). The completion of the CSHL Disposal was subject to the completion of a group reorganisation by China Strategic (the "China Strategic Group Reorganisation").

On 19 May 2006, the China Strategic Group Reorganisation was duly completed, which resulted in (i) China Strategic continues to be a public listed company with its subsidiaries concentrating on its business of manufacturing and trading of battery products, investments in securities and property and investment in unlisted investments; (ii) all other subsidiaries of China Strategic which are engaged in property development, holding business and vessels for sand mining, and all other associate companies of China Strategic which are engaged in manufacturing and marketing of tires, business of providing package tour, travel and related services and hotel operation have been grouped under GDI (a wholly-owned subsidiary of China Strategic) and continue to be run by the existing management of China Strategic; and (iii) the distribution in specie of shares in GDI to the then shareholders of China Strategic, on the basis of one GDI share for every share in China Strategic after share consolidation under the capital reorganisation.

On 26 May 2006, Somerley Limited, the financial advisor to the Hanny Group, made an offer, on behalf of the Hanny Group, to acquire all the remaining interest in GDI other than those already owned by the Hanny Group (the "GDI Acquisition"). The GDI Acquisition was approved by the Hanny Shareholders on 17 October 2005 and was completed in June 2006. The Hanny Group's interest in China Strategic was reduced to approximately 14.04%, whilst the Hanny Group held approximately 98.92% interest in GDI after completion of the aforesaid transactions.

Details of the CSHL Disposal and the GDI Acquisition are set out in Hanny's circular dated 26 May 2006 and announcement dated 16 June 2006.

(e) The Subscription Agreements and the proposed issue of Hanny Notes

On 27 June 2006, Hanny entered into five Subscription Agreements with five subscribers, four of which were fund managed by global asset management firms with the remaining subscriber being ITC. Pursuant to the Subscription Agreements, the fund subscribers and ITC had in aggregate conditionally agreed to subscribe for the US$150 million Hanny Notes at par.

Under the Subscription Agreements, Hanny was required as soon as practicable after the signing of the Subscription Agreements to enter into a contract with China Enterprises Limited ("CEL") for the subscription (the "CEL Subscription") of the 1% convertible notes of CEL (the "CEL Notes") with principal amount of US$100 million with the proceeds from the issue of the Hanny Notes. The aforesaid contract was entered into by Hanny and CEL on 29 August 2006.

Subject to certain restrictions which were intended to facilitate compliance of relevant rules and regulations, each holder of the Hanny Notes would have the rights to exchange (the "Exchange Rights") from time to time all or part (in the amount of US$500,000 or integral multiples thereof) of the initial principal amount of its Hanny Notes for the same principal amount of CEL Notes subject to a maximum amount equal to approximately 66.6% of the face value of Hanny Notes held by each noteholder. Based on the shareholding structure of CEL as at the Latest Practicable Date, assuming holders of the Hanny Notes exercising in full their Exchange Rights and upon full conversion of the CEL Notes so exchanged into shares of CEL by the holders of the Hanny Notes, the equity interests of Hanny (through its subsidiaries) in CEL will decrease from approximately 58.11% to 12.37%.

Each of the subscribers of the Hanny Notes entered into the Supplemental Agreement with Hanny on 30 August 2006, pursuant to which the parties agreed that completion of the subscription of the Hanny Notes would also be conditional on the closing or lapse (whichever is earlier) of the Offers. The Subscription Agreements (as amended by the Supplemental Agreements) and the CEL Agreements were approved by the Hanny Shareholders on 25 September 2006 but yet to be completed as at the Latest Practicable Date. Details of the Subscription Agreements were set out in the circular of Hanny dated 8 September 2006.

(f) Subscription of convertible note of Mei Ah

As set out in the circular of Hanny dated 21 July 2006, Hanny entered into a subscription agreement with Mei Ah to subscribe for the HK$50 million 4% convertible note of Mei Ah at par on 28 June 2006. The subscription was completed on 11 August 2006.

(g) Subscription of convertible note of GH

It was stated in circular of Hanny dated 28 July 2006 that Quick Target Limited (a wholly-owned subsidiary of Hanny) entered into a subscription agreement on 10 July 2006 with GH to subscribe for the HK$50 million 4% convertible note of GH at par. Completion of the subscription took place on 22 August 2006.

(h) Change in revenue mix of the Hanny Group

As a result of the disposal of certain assets of MII as mentioned in (a) above, the revenue mix of the Hanny Group has changed. As disclosed in the annual report of Hanny for the year ended 31 March 2006, the revenue from discontinuing operations, which was derived from the Memorex business, was approximately HK$5,385.1 million while that from continuing operations, which was principally derived from securities trading and sale of other assets, was approximately HK$316.6 million. Following the completion of the S&P Agreement in April 2006, the revenue of the Hanny Group has decreased substantially. Because of the nature of the remaining business of the Hanny Group, it is expected that the revenue of the Hanny Group will fluctuate.

(i) Capital commitment

As at 31 March 2006, the Hanny Group did not have any material capital commitment. As set out in the accountants' report of GDI contained in the composite document relating to the GDI Offer dated 26 May 2006, GDI had capital commitment of approximately HK$93.3 million as at 31 December 2005 which remained outstanding as at the Latest Practicable Date. As a result of the GDI Acquisition as mentioned in (d) above, the capital commitment of the Hanny Group has increased accordingly.

Save as disclosed above, the Hanny Board is not aware of any material change in the financial or trading position or outlook of the Hanny Group since 31 March 2006 (being the date to which the latest published audited financial statements of the Hanny Group were made up) up to and including the Latest Practicable Date.

5. UNAUDITED PRO FORMA BALANCE SHEET OF THE HANNY GROUP AFTER ADJUSTMENTS FOR DISPOSAL OF MEMOREX BUSINESS, ACQUISITION OF GDI, PARTIAL DISPOSAL OF CHINA STRATEGIC, SUBSCRIPTION OF MPP NOTE, SUBSCRIPTION OF RIGHTS SHARES OF SCL AND SUBSCRIPTION OF MEI AH NOTE AND GH NOTE

(A) Pro forma financial information for the Offeree Document

For the purpose of the preparation of the Offeree Document in response to the Offers, the unaudited pro forma balance sheet of the Hanny Group has been prepared to illustrate solely the effect of the following transactions which were disclosed in Hanny Group's previous circulars:

(i) the disposal of Hanny Group's entire interest in Hanny Magnetics Europe Limited, Memorex Canada Ltd., Memorex Products Europe Limited, Memorex Products S.A.S., Memorex Products GmbH, Memorex Products (Taiwan) Inc., and Memorex Products, Inc. as well as the trademark license and other assets relating to the trading of computer related business under the trade name of "Memorex®", which include the business of design, development, marketing, distribution and sale of hardware, media and accessories used for the storage of electronic data conducted by the aforesaid disposed companies (the "Disposal of Memorex Business");

(ii) the acquisition of approximately 69.6% interest in GDI through the GDI Offer by Hanny Group following the distribution in specie of the GDI shares by China Strategic (the "Acquisition of GDI");

(iii) the disposal of a 15.3% interest in China Strategic (the "Partial Disposal of CSHL");

(iv) the subscription of the 1% convertible note of MPP (the "MPP Note") in the aggregate amount of HK$270 million;

(v) the subscription of 1,991,487,330 rights shares of SCL (the "Subscription of rights shares of SCL") at HK$0.014 for each rights share;

(vi) the subscription of the 4% convertible note of Mei Ah (the "Mei Ah Note") in the aggregate amount of HK$50 million; and

(vii) the subscription of the 4% convertible note of GH (the "GH Note") in the aggregate amount of HK$50 million.

(B) Basis of preparation of the unaudited pro forma financial information

The unaudited pro forma balance sheet of Hanny Group is prepared based on the audited consolidated balance sheet of Hanny Group as at 31 March 2006, after making pro forma adjustments relating to (i) Disposal of Memorex Business; (ii) Acquisition of GDI; (iii) Partial Disposal of CSHL; (iv) subscription of MPP Note; (v) Subscription of rights shares of SCL; (vi) subscription of Mei Ah Note; and (vii) subscription of GH Note, assuming that the aforesaid transactions had been completed on 31 March 2006.

For the pro forma adjustments relating to the Disposal of Memorex Business, the carrying amounts of the attributable assets/liabilities held for disposal are extracted from the audited financial statements of Hanny Group for the year ended 31 March 2006.

For the pro forma adjustments relating to the Acquisition of GDI, the purchase consideration is calculated based on the information contained in the announcement of Hanny dated 16 June 2006; and the carrying amounts of the identifiable assets, liabilities and contingent liabilities of GDI and its subsidiaries (collectively known as the "GDI Group") acquired are extracted from the pro forma financial information of Hanny Group as set out in its circular dated 26 May 2006, with the assumption that the fair value of the net assets of the GDI Group is the same as the carrying amount of the net assets as at 31 December 2005.

For the pro forma adjustments relating to the Partial Disposal of CSHL, the carrying amounts of the assets disposed of are extracted from the pro forma financial information of Hanny Group as set out in its circular dated 26 May 2006.

For the pro forma adjustments relating to the subscription of MPP Note, the information of the estimated fair values of the debt element and the conversion option element of MPP Note is extracted from the pro foma financial information of Hanny Group as set out in its circular dated 26 May 2006.

For the pro forma adjustments relating to the Subscription of rights shares of SCL, the information are extracted from the note 51(b) to the audited financial statements of Hanny Group for the year ended 31 March 2006.

For the pro forma adjustments relating to the subscription of Mei Ah Note, the information is extracted from the circular of Hanny dated 21 July 2006.

For the pro forma adjustments relating to the subscription of GH Note, the information is extracted from the circular of Hanny dated 28 July 2006.

The unaudited pro forma balance sheet of Hanny Group is prepared solely to illustrate how the transactions as mentioned in the paragraph headed "(A) Pro forma financial information for the Offeree Document" above might have affected the financial information presented and based on a number of assumptions, estimates and uncertainties. Accordingly, the accompanying unaudited pro forma balance sheet of Hanny Group does not purport to describe the actual financial position of Hanny Group as at 31 March 2006, at the respective dates of the completion of any of the aforesaid transactions or at any future dates.

(C) Unaudited pro forma balance sheet of the Hanny Group

	The Hanny Group as at 31 March 2006 HK$'000	Pro forma adjustments relating to the Disposal of Memorex Business HK$'000	Pro forma Hanny Group after the Disposal of Memorex Business HK$'000	Pro forma adjustment relating to the distribution in specie of shares of GDI HK$'000	The Hanny Group after distribution in specie of shares of GDI HK$'000	The GDI Group as at 31 December 2005 HK$'000	Pro forma adjustments relating to China Strategic Group Reorganisation HK$'000	Pro forma GDI Group after pro forma adjustments HK$'000
	A	B *Note 1*	C=A+B	D *Note 2*	E=C+D	F	G *Note 3*	H=F+G
NON-CURRENT ASSETS								
Property, plant and equipment	38,567	–	38,567	–	38,567	109,811	–	109,811
Investment properties	133,000	–	133,000	–	133,000	–	–	–
Goodwill	6,621	–	6,621	–	6,621	9,123	–	9,123
Investment in subsidiaries	–	–	–	–	–	–	–	–
Interests in associates	616,871	–	616,871	(330,043)	286,828	558,738	–	558,738
Interest in an associate - GDI Group	–	–	–	330,043	330,043	–	–	–
Loan to an associate	1,331	–	1,331	–	1,331	–	–	–
Available-for-sale investments	534,045	–	534,045	–	534,045	–	–	–
Investment in securities at fair value through profit or loss	–	–	–	–	–	71,347	–	71,347
Deposits for acquisition of long-term investments	190,175	–	190,175	–	190,175	–	–	–
Receivable due from the purchaser	–	136,544	136,544	–	136,544	–	–	–
Deposit paid for acquisition of interest in properties	–	–	–	–	–	55,716	–	55,716
Club debentures	3,595	–	3,595	–	3,595	–	–	–
	1,524,205	136,544	1,660,749	–	1,660,749	804,735	–	804,735
CURRENT ASSETS								
Other assets	–	–	–	–	–	229,288	–	229,288
Inventories	8,553	–	8,553	–	8,553	102	–	102
Trade and other receivables	59,730	–	59,730	–	59,730	40,672	–	40,672
Available-for-sale investments	73,500	–	73,500	–	73,500	–	–	–
Investments held for trading	421,997	–	421,997	–	421,997	–	–	–
Financial assets at fair value through profit or loss	–	–	–	–	–	–	–	–
Conversion options embedded in convertible notes	231,509	–	231,509	–	231,509	–	–	–
Short-term loan receivables	20,162	–	20,162	–	20,162	448,961	(86,822)	362,139
Short-term loan receivables from related companies	159,559	–	159,559	–	159,559	–	–	–
Margin loan receivables	18,680	–	18,680	–	18,680	–	–	–
Amounts due from associates	2,623	–	2,623	–	2,623	151,206	–	151,206
Amounts due from former fellow subsidiaries	–	–	–	–	–	721,091	(721,091)	–
Tax recoverable	923	–	923	–	923	–	–	–
Pledged bank deposit	19,966	–	19,966	–	19,966	–	–	–
Bank balances and cash	6,514	2,120,893	2,127,407	–	2,127,407	103,494	–	103,494
	1,023,716	2,120,893	3,144,609	–	3,144,609	1,694,814	(807,913)	886,901
Assets classified as held for sale	1,645,259	(1,614,437)	30,822	–	30,822	–	–	–
	2,668,975	506,456	3,175,431	–	3,175,431	1,694,814	(807,913)	886,901
CURRENT LIABILITIES								
Trade and other payables	(358,856)	–	(358,856)	–	(358,856)	(17,475)	–	(17,475)
Payables - due within one year	–	–	–	–	–	(583)	–	(583)
Margin loan payables	(153)	–	(153)	–	(153)	–	–	–
Bills payable	(422)	–	(422)	–	(422)	–	–	–
Amounts due to associates	–	–	–	–	–	(286)	–	(286)
Tax payable	(33,264)	–	(33,264)	–	(33,264)	(12,257)	–	(12,257)
Amounts due to former fellow subsidiaries	–	–	–	–	–	(3,023,016)	3,023,016	–
Amounts due to related parties	–	–	–	–	–	–	(199,731)	(199,731)
Borrowings - due within one year	(591,629)	–	(591,629)	–	(591,629)	–	–	–
Bank overdrafts	(33,187)	–	(33,187)	–	(33,187)	–	–	–
	(1,017,511)	–	(1,017,511)	–	(1,017,511)	(3,053,617)	2,823,285	(230,332)
Liabilities directly associated with assets classified as held for sale	(854,328)	854,328	–	–	–	–	–	–
	(1,871,839)	854,328	(1,017,511)	–	(1,017,511)	(3,053,617)	2,823,285	(230,332)
NET CURRENT ASSETS (LIABILITIES)	797,136	1,360,784	2,157,920	–	2,157,920	(1,358,803)	2,015,372	656,569
TOTAL ASSETS LESS CURRENT LIABILITIES	2,321,341	1,497,328	3,818,669	–	3,818,669	(554,068)	2,015,372	1,461,304
NON-CURRENT LIABILITIES								
Borrowings - due after one year	(95,693)	–	(95,693)	–	(95,693)	–	–	–
Convertible notes	–	–	–	–	–	–	–	–
Deferred tax liabilities	(6,325)	–	(6,325)	–	(6,325)	(21,175)	–	(21,175)
	(102,018)	–	(102,018)	–	(102,018)	(21,175)	–	(21,175)
	2,219,323	1,497,328	3,716,651	–	3,716,651	(575,243)	2,015,372	1,440,129
CAPITAL AND RESERVES								
Share capital	2,372	–	2,372	–	2,372	10,777	–	10,777
Reserves	1,866,517	610,889	2,477,406	–	2,477,406	(902,023)	2,015,372	1,113,349
Equity attributable to equity holders of the Company	1,868,889	610,889	2,479,778	–	2,479,778	(891,246)	2,015,372	1,124,126
Minority interests	350,434	886,439	1,236,873	–	1,236,873	316,003	–	316,003
	2,219,323	1,497,328	3,716,651	–	3,716,651	(575,243)	2,015,372	1,440,129

Pro forma adjustment relating to the GDI Offer HK$'000	Pro forma adjustment relating to the GDI Offer HK$'000	Pro forma adjustment relating to the GDI Offer HK$'000	Pro forma enlarged Hanny Group before the Partial Disposal of CSHL HK$'000	Pro forma adjustment relating to the Partial Disposal of CSHL HK$'000	Pro forma enlarged Hanny Group after pro forma adjustments relating to the Partial Disposal of CSHL HK$'000	Pro forma adjustment relating to the subscription of MPP Note HK$'000	Pro forma adjustment relating to Subscription of rights shares of SCL HK$'000	Pro forma adjustment relating to the subscription of Mei Ah Note HK$'000	Pro forma adjustment relating to the subscription of GH Note HK$'000	Pro forma enlarged Hanny Group HK$'000
I	J	K	L=E+H+I+J+K	M	N=L+M	O	P	Q	R	S=N+O+P+Q+R
Note 4	*Note 5*	*Note 6*		*Note 7*		*Note 8*	*Note 9*	*Note 10*	*Note 11*	
–	–	–	148,378	–	148,378	–	–	–	–	148,378
–	–	–	133,000	–	133,000	–	–	–	–	133,000
–	–	55,463	71,207	–	71,207	–	–	–	–	71,207
330,043	831,704	(1,161,747)	–	–	–	–	–	–	–	–
–	–	(12,187)	833,379	(28,247)	805,132	–	–	–	–	805,132
(330,043)	–	–	–	–	–	–	–	–	–	–
–	–	–	1,331	–	1,331	–	–	–	–	1,331
–	–	–	534,045	28,247	562,292	176,544	27,881	–	–	766,717
–	–	–	71,347	–	71,347	–	–	–	–	71,347
–	–	–	190,175	–	190,175	–	–	–	–	190,175
–	–	–	136,544	–	136,544	–	–	–	–	136,544
–	–	–	55,716	–	55,716	–	–	–	–	55,716
–	–	–	3,595	–	3,595	–	–	–	–	3,595
–	831,704	(1,118,471)	2,178,717	–	2,178,717	176,544	27,881	–	–	2,383,142
–	–	–	229,288	–	229,288	–	–	–	–	229,288
–	–	–	8,655	–	8,655	–	–	–	–	8,655
–	–	362,139	462,541	7,816	470,357	–	–	–	–	470,357
–	–	–	73,500	–	73,500	–	–	–	–	73,500
–	–	–	421,997	–	421,997	118,800	–	–	–	540,797
–	–	–	–	–	–	–	–	50,000	50,000	100,000
–	–	–	231,509	–	231,509	–	–	–	–	231,509
–	–	(362,139)	20,162	–	20,162	–	–	–	–	20,162
–	–	–	159,559	–	159,559	–	–	–	–	159,559
–	–	–	18,680	–	18,680	–	–	–	–	18,680
–	–	–	153,829	–	153,829	–	–	–	–	153,829
–	–	–	–	–	–	–	–	–	–	–
–	–	–	923	–	923	–	–	–	–	923
–	–	–	19,966	–	19,966	–	–	–	–	19,966
–	(17,867)	–	2,213,034	15,639	2,228,673	(270,000)	(27,881)	(50,000)	(50,000)	1,830,792
–	(17,867)	–	4,013,643	23,455	4,037,098	(151,200)	(27,881)	–	–	3,858,017
–	–	–	30,822	(30,822)	–	–	–	–	–	–
–	(17,867)	–	4,044,465	(7,367)	4,037,098	(151,200)	(27,881)	–	–	3,858,017
–	–	(583)	(376,914)	2,600	(374,314)	–	–	–	–	(374,314)
–	–	583	–	–	–	–	–	–	–	–
–	–	–	(153)	–	(153)	–	–	–	–	(153)
–	–	–	(422)	–	(422)	–	–	–	–	(422)
–	–	–	(286)	–	(286)	–	–	–	–	(286)
–	–	–	(45,521)	–	(45,521)	–	–	–	–	(45,521)
–	–	–	–	–	–	–	–	–	–	–
–	–	–	(199,731)	–	(199,731)	–	–	–	–	(199,731)
–	–	–	(591,629)	–	(591,629)	–	–	–	–	(591,629)
–	–	–	(33,187)	–	(33,187)	–	–	–	–	(33,187)
–	–	–	(1,247,843)	2,600	(1,245,243)	–	–	–	–	(1,245,243)
–	–	–	–	–	–	–	–	–	–	–
–	–	–	(1,247,843)	2,600	(1,245,243)	–	–	–	–	(1,245,243)
–	(17,867)	–	2,796,622	(4,767)	2,791,855	(151,200)	(27,881)	–	–	2,612,774
–	813,837	(1,118,471)	4,975,339	(4,767)	4,970,572	25,344	–	–	–	4,995,916
–	–	–	(95,693)	–	(95,693)	–	–	–	–	(95,693)
–	(627,636)	–	(627,636)	–	(627,636)	–	–	–	–	(627,636)
–	–	–	(27,500)	–	(27,500)	–	–	–	–	(27,500)
–	(627,636)	–	(750,829)	–	(750,829)	–	–	–	–	(750,829)
–	186,201	(1,118,471)	4,224,510	(4,767)	4,219,743	25,344	–	–	–	4,245,087
–	99	(10,777)	2,471	–	2,471	–	–	–	–	2,471
–	186,102	(1,113,349)	2,663,508	(4,767)	2,658,741	25,344	–	–	–	2,684,085
–	186,201	(1,124,126)	2,665,979	(4,767)	2,661,212	25,344	–	–	–	2,686,556
–	–	5,655	1,558,531	–	1,558,531	–	–	–	–	1,558,531
–	186,201	(1,118,471)	4,224,510	(4,767)	4,219,743	25,344	–	–	–	4,245,087

Notes on the unaudited pro forma financial information

(1) The adjustments reflect the pro forma gain on the Disposal of Memorex Business of HK$613,851,000 shared by the Hanny Group which is calculated based on:

a. the assets classified as held for sale less the liabilities directly associated with these assets of HK$760,109,000 as at 31 March 2006 which included:

i. bank balances and cash of HK$26,016,000;

ii. intangible assets of HK$235,910,000 represented by goodwill of HK$167,908,000 and other intangible assets of HK$68,002,000; and

iii. other assets and liabilities of HK$498,183,000.

b. release of credit balance of currency translation reserve of HK$2,962,000.

c. the initial consideration of US$330,000,000 (equivalent to approximately HK$2,562,450,000):

i. minus the estimated expenses to be incurred in connection with the Disposal of Memorex Business of approximately HK$108,710,000;

ii. minus shortfall amount of approximately HK$220,646,000 which represented the amount of the Completion Date Net Current Asset Amount (as defined in the circular of Hanny dated 10 April 2006 and based on the figures extracted from the financial statements of the disposed companies as at 31 March 2006) falling short of US$87,000,000 (equivalent to approximately HK$675,555,000);

iii. plus the earnout amount of US$5,000,000 (equivalent to approximately HK$38,825,000) which represented the minimum earnout amount as provided in the agreement; and

iv. minus the estimated withholding tax of US$1,865,000 (equivalent to approximately HK$14,482,000) withheld by the purchaser regarding the disposal.

d. The net consideration of HK$2,257,437,000 calculated in (c) above will be settled as to US$273,135,000 (equivalent to approximately HK$2,120,893,000) by cash upon completion and as to HK$136,544,000 by cash after 12 months from the date of completion, assuming at 31 March 2006 for the purpose of the preparation of the pro forma balance sheet, in accordance with the terms of the respective agreements. The aforesaid amount of HK$136,544,000 is calculated based on: (i) the US$41 million (equivalent to approximately HK$318,365,000) to be placed in the escrow accounts by the purchaser; (ii) deducting the shortfall of approximately HK$220,646,000 arising from the Completion Date Net Current Asset Amount; and (iii) adding the minimum earnout amount of U$5 million (equivalent to approximately HK$38,825,000);

e. The proportion of gain shared by the minority shareholders of HK$886,439,000 is based on the shareholding as at 31 March 2006; and

f. For illustration purpose, amounts expressed in US$ for the purpose of the unaudited pro forma balance sheet have been translated into HK$ at the rate of US$1 = HK$7.765.

(2) The adjustment reflects the distribution of 29.4% interests in GDI of HK$330,043,000 pursuant to the distribution of dividend in specie by China Strategic under the group reorganization carried out by China Strategic and was completed on 19 May 2006 (the "China Strategic Group Reorganization").

(3) The adjustments relating to a China Strategic Group Reorganization carried out by China Strategic before the distribution of dividend in specie are set out below:

i. the transfer of the liabilities of approximately HK$199,731,000 from the members of China Strategic to the GDI Group, and transfer of assets of approximately HK$86,822,000 from the GDI Group to the members of China Strategic pursuant to the China Strategic Group Reorganization and transfer agreements entered into between members of China Strategic and GDI dated 19 May 2006;

ii. the assignment of intragroup amounts due to the members of China Strategic by the members of GDI to GDI; and

iii. the assignment of intragroup amounts due to the members of GDI by the members of China Strategic to China Strategic.

(4) The adjustment reflects the reclassification of 29.4% interests in GDI of HK$330,043,000 from interests in associates to interests in subsidiaries after the acquisition of GDI.

(5) The adjustments reflect the total consideration of approximately HK$831,704,000 for the acquisition of a total of 306,622,223 GDI shares, representing approximately 69.6% equity interests of GDI as at 31 December 2005, which represents the aggregate of:

i. the consideration of approximately HK$60,731,000 for the acquisition of 49,631,143 GDI shares under Option 1 (as defined in the circular of Hanny dated 26 May 2006) selected by GDI shareholders as set out in the announcement of Hanny dated 16 June 2006, which is satisfied by the issue of 9,926,229 Hanny Shares at a nominal value of HK$0.01 each and at the market value of HK$4.3183 per Hanny Share (the closing price of Hanny Share at 16 June 2006, being the date of completion) together with a total cash consideration of approximately HK$17,867,000 (based on HK$1.80 per Hanny Share issued by Hanny); and

ii. the consideration of approximately HK$770,973,000 for the acquisition of 256,991,080 GDI shares under Option 2 (as defined in the circular of Hanny dated 26 May 2006) selected by GDI shareholders set out in the announcement of Hanny dated 16 June 2006 which is satisfied by the issue of Convertible Bonds with total face value of HK$770,973,000. The Convertible Bonds are recognized as an equity component of an amount of approximately HK$143,337,000 and a liability component of an amount of approximately HK$ 627,636,000 based on a valuation report dated 1 September 2006 issued by Greater China.

(6) The adjustment reflects:

i. the elimination of investment cost of HK$1,161,747,000, being the aggregate of (i) the 29.4% equity interests in the GDI of HK$330,043,000 pursuant to the distribution of dividend in specie by China Strategic under the China Strategic Group Reorganization as mentioned in (2) above; (ii) the total consideration of HK$831,704,000 for the acquisition of 69.6% equity interests in GDI as mentioned in (5) above;

ii. the elimination of issued share capital of GDI of HK$10,777,000;

iii. the elimination of credit balances on pre-acquisition reserve of the GDI Group of HK$1,113,349,000 as at 31 December 2005;

iv. the recognition of excess of the purchase consideration over the Hanny Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities of HK$64,586,000, which would be capitalized as goodwill as at 31 December 2005, arising from the acquisition of 69.6% interests in GDI for a total consideration of HK$831,704,000; with the assumption that the fair value of the net assets of GDI is the same as the carrying amount of the net assets less goodwill of HK$9,123,000 and goodwill included in interests in associates of HK$12,187,000 as at 31 December 2005;

v. the recognition of minority interests for those who do not accept the GDI Offer by Hanny Group under both Option 1 and Option 2 (as defined in the circular of Hanny dated 26 May 2006); and

vi. the reclassification of the GDI Group's balance sheet items to conform with the Hanny Group's presentation.

(7) The adjustments reflect:

i. the reclassification of the remaining 14.1% interests in China Strategic of HK$28,247,000 from interests in associates to available-for-sale investments;

ii. the sales proceeds of HK$26,055,000 for the partial disposal of 15.3% interests in China Strategic. The Hanny Group had already received a deposit of HK$2,600,000 before the completion of the partial disposal and the remaining balance of HK$15,639,000 and HK$7,816,000 had also been received upon the completion and would be received within six months after the completion of the partial disposal, respectively;

iii. the partial disposal of 15.3% interests in China Strategic of HK$30,822,000 under the share sale agreement; and

iv. the loss on disposal of HK$4,767,000 from the partial disposal of 15.3% interests in China Strategic.

(8) The adjustment reflects:

i. the payment of HK$270,000,000 by the Hanny Group for the subscription of MPP Note;

ii. the initial measurement of the estimated fair values of the debt element and the conversion option element of the MPP Note on 27 April 2006, being the date of the subscription agreement, were HK$176,544,000 and HK$118,800,000, respectively, based on a valuation report dated 26 May 2006 issued by RHL Appraisal Ltd.; and

iii. the difference between the consideration of HK$270,000,000 paid and the aggregate of the estimated fair values of the debt and the conversion option elements at the date of subscription of HK$295,344,000 is credited to income.

(9) The adjustment reflects the payment of HK$27,881,000 by Hanny Group for the subscription of rights shares of SCL.

(10) The adjustment reflects the payment of HK$50,000,000 by Hanny Group for the subscription of Mei Ah Note and the designation of the Mei Ah Note as financial asset at fair value through profit and loss.

(11) The adjustment reflects the payment of HK$50,000,000 by Hanny Group for the subscription of GH Note and the designation of the GH Note as financial asset at fair value through profit and loss.

6. COMFORT LETTERS

Set out below are texts of the letters received by the Hanny Directors from Deloitte Touche Tohmatsu and Somerley Limited in connection with the preparation of the unaudited pro forma balance sheet of the Hanny Group, as set out under the section headed "Unaudited pro forma balance sheet of the Hanny Group after adjustments for disposal of Memorex business, acquisition of GDI, partial disposal of China Strategic, subscription of MPP Note, subscription of rights shares of SCL and subscription of Mei Ah Note and GH Note" in this appendix.

A. Letter from Deloitte Touche Tohmatsu

Deloitte.
德勤

ACCOUNTANTS' REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION AFTER ADJUSTMENTS FOR DISPOSAL OF MEMOREX BUSINESS, ACQUISITION OF GDI, PARTIAL DISPOSAL OF CHINA STRATEGIC, SUBSCRIPTION OF MPP NOTE, SUBSCRIPTION OF RIGHTS SHARES OF SCL AND SUBSCRIPTION OF MEI AH NOTE AND GH NOTE TO THE DIRECTORS OF HANNY

We report on the unaudited pro forma financial information of Hanny Holdings Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") after adjustments for disposal of Memorex business, acquisition of GDI, partial disposal of China Strategic, subscription of MPP Note, Subscription of rights shares of SCL and subscription of Mei Ah Note and GH Note (the "Transactions") set out in Appendix I (the "Unaudited Pro Forma Financial Information") to the document dated 27 November 2006 (the "Document") issued by the Company in response to the mandatory conditional cash offers, which has been prepared by the directors of the Company (the "Directors"), for illustrative purposes only, to provide information about how the Transactions might have affected the financial information presented. The basis of preparation of Unaudited Pro Forma Financial Information is set out on pages from 125 to 131 of the Document.

Respective responsibilities of directors of the Company and reporting accountants

The Directors are solely responsible for preparing the Unaudited Pro Forma Financial Information to illustrate the effect of the Transactions on the financial information presented and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants.

It is our responsibility to form an opinion, based on our work, on the Unaudited Pro Forma Financial Information and to report our opinion to you, as a body, in accordance with our agreed terms of engagement. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the

evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the Directors. This engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the Directors on the basis stated, and such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purpose of the Unaudited Pro Forma Financial Information to illustrate the effect of the Transactions.

The Unaudited Pro Forma Financial Information is for illustrative purpose only, based on the judgments and assumptions of the Directors, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Group as at 31 March 2006 or any future date.

Opinion

In our opinion:

a) the Unaudited Pro Forma Financial Information has been properly compiled by the Directors on the basis stated;

b) such basis is consistent with the accounting policies of the Group; and

c) the adjustments are appropriate for the purpose of the Unaudited Pro Forma Financial Information to illustrate the effect of the Transactions.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

27 November 2006

B. Letter from Somerley Limited



SOMERLEY LIMITED
Suite 2201, 22nd Floor
Two International Finance Centre
8 Finance Street
Central
Hong Kong

The Directors
Hanny Holdings Limited
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

27 November 2006

Dear Sirs,

We refer to the unaudited pro forma balance sheet of Hanny Holdings Limited ("Hanny") and its subsidiaries (collectively, the "Hanny Group") (the "Unaudited Pro Forma Financial Information"), for which the directors of Hanny are solely responsible, as set out under the section headed "Unaudited pro forma balance sheet of the Hanny Group after adjustments for Disposal of Memorex Business, Acquisition of GDI, Partial Disposal of China Strategic, subscription of MPP Note, Subscription of rights shares of SCL and subscription of Mei Ah Note and GH Note" in Appendix I to the offeree document of Hanny dated 27 November 2006 (the "Offeree Document").

We have discussed with you the basis upon which the Unaudited Pro Forma Financial Information have been made. We have also considered the letter dated 27 November 2006 from Deloitte Touche Tohmatsu relating to the accounting policies and basis upon which the Unaudited Pro Forma Financial Information have been made.

On the basis adopted by you and the procedures performed by Deloitte Touche Tohmatsu, we are satisfied that the Unaudited Pro Forma Financial Information, for which you as directors are solely responsible, have been prepared with due care and consideration.

Yours faithfully,
for and on behalf of
SOMERLEY LIMITED
Mei H. Leung
Deputy Chairman

1. RESPONSIBILITY STATEMENT

The Hanny Directors jointly and severally accept full responsibility for the accuracy of the information contained in this Offeree Document (other than those relating to ITC, the Offeror and parties acting in concert with the Offeror and ITC), and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this Offeree Document have been arrived at after due and careful consideration and there are no other facts not contained herein, the omission of which would make any statement contained herein (other than those relating to ITC, the Offeror and parties acting in concert with the Offeror and ITC) misleading.

The information contained herein relating to ITC, the Offeror and parties acting in concert with the Offeror and ITC and the Offeror's intention with respect to the Hanny Group has been extracted from the Offer Document. The Hanny Directors accept responsibility for the correctness and fairness of the reproduction or presentation of such information but accept no further responsibility in respect of such information.

2. SHARE CAPITAL

(a) Authorised and issued share capital

The authorised and issued share capital of Hanny as at the Latest Practicable Date were as follows:

		HK$
Authorised capital:		
20,000,000,000	Hanny Shares	200,000,000.00
Issued capital:		
252,554,498	Hanny Shares	2,525,544.98

Save for the issue of (a) 9,926,228 new Hanny Shares under the GDI Offer; (b) 3,250,000 new Hanny Shares pursuant to the exercise of share options granted under the share option scheme of Hanny; (c) 27,608 new Hanny Shares upon the conversion of HK$248,484 Convertible Bonds; and (d) 2,097,260 Dividend Shares, no Hanny Shares were issued since 31 March 2006 (the date to which the latest published audited consolidated financial statements of the Hanny Group were made up) and up to the Latest Practicable Date.

All Hanny Shares in issue rank pari passu in all respects including all rights as to dividends, voting and return of capital.

(b) Convertible securities

Save for the Convertible Bonds with an outstanding aggregate principal amount of HK$770,724,726 entitling holders thereof to convert into a total of 85,636,080 new Hanny Shares (based on the initial conversion price of HK$9.0 per Hanny Share under the terms of the Convertible Bonds), Hanny had no other outstanding options, derivatives or other securities carrying rights of conversion into or exchange or subscription for Hanny Shares as at the Latest Practicable Date.

(c) Listing

The Hanny Shares are listed and traded on the Main Board of the Stock Exchange. The Hanny Shares are not listed, or dealt in, on any other stock exchange, nor is any listing of or permission to deal in the Hanny Shares being, or proposed to be sought, on any other stock exchange.

3. MARKET PRICES

The table below sets out the closing prices of the Hanny Shares quoted on the Stock Exchange on (a) the last trading day on which trading took place in each of the six calendar months immediately preceding the date of the First Announcement; (b) 7 August 2006, being the last trading day prior to the First Announcement; (c) 8 August 2006, being the date of the First Announcement; (d) the Last Trading Day; (e) the last trading day on which trading took place in September and October 2006; and (f) the Latest Practicable Date:

Date	Closing price per Hanny Share *HK$*
28 February 2006	4.925
31 March 2006	4.850
27 April 2006	4.750
30 May 2006	4.600
27 June 2006	3.625
31 July 2006	2.650
7 August 2006	3.760
8 August 2006	3.350
The Last Trading Day	3.530
29 September	3.680
31 October	3.620
The Latest Practicable Date	3.740

Note: Trading in Hanny Shares was suspended on 31 August 2006.

The highest and lowest closing market prices of the Hanny Shares as quoted on the Stock Exchange during the Relevant Period were HK$5.45 per Hanny Share on 10 February 2006 and HK$2.57 per Hanny Share on 27 July 2006.

4. DISCLOSURE OF INTERESTS

(i) Hanny Directors' interests and short positions in the Hanny Shares, underlying Hanny Shares and debentures of Hanny

As at the Latest Practicable Date, the interests and short positions of the Hanny Directors in the Hanny Shares, underlying Hanny Shares and debentures of Hanny and its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to Hanny and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"); or (b) were required to be entered in the register kept by Hanny pursuant to Section 352 of the SFO, were as follows:

(a) Interests in the Hanny Shares

Name of Hanny Director	Long position/ Short position	Capacity	Nature of interest	Number of Hanny Shares held	Approximate % of the issued share capital of Hanny
Dr. Chan *(Note)*	Long position	Beneficial owner	Personal interest	1,627,697	0.64%
	Long position	Interest of controlled corporation	Corporate interest	109,296,747	43.28%
Dr. Yap, Allan ("Dr. Yap")	Long position	Beneficial owner	Personal interest	4,906,260	1.94%
Mr. Lui Siu Tsuen, Richard ("Mr. Lui")	Long position	Beneficial owner	Personal interest	3,350,000	1.33%

Note: This interest does not include interests in underlying Hanny Shares of equity derivatives of Hanny. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Chan in Hanny.

Dr. Chan is deemed to have a corporate interest in 109,296,747 Hanny Shares by virtue of his interest in Chinaview International Limited ("Chinaview"). This interest is detailed and duplicates the interests as shown in the paragraph "Interests and short positions of Hanny Shareholders discloseable under the SFO" below.

(b) *Interests in equity derivatives (as defined in the SFO) of Hanny*

(i) *Convertible Bonds*

Name of Hanny Director	Long position/ Short position	Capacity	Nature of interest	Number of underlying Hanny Shares (under equity derivatives)	Approximate % of the issued share capital of Hanny
Dr. Chan	Long position	Beneficial owner	Personal interest	315,756	0.13%
		Interest of controlled corporation	Corporate interest	10,665,253	4.22%

(ii) *Hanny Notes*

Name of Hanny Director	Long position/ Short position	Capacity	Nature of interest	Number of underlying Hanny Shares (under equity derivatives)	Approximate % of the issued share capital of Hanny
Dr. Chan	Long position	Interest of controlled corporation	Corporate interest	147,058,823	58.23%

(c) *Interests in associated corporations (as defined in the SFO) of Hanny*

(i) *Interests in share options of PSC Corporation Ltd ("PSC")*

Name of Hanny Director	Long position/ Short position	Capacity	Nature of interest	Exercisable period	Number of share options held in PSC	Exercise price per share *Singapore dollars*	Approximate % of the issued share capital of PSC
Dr. Yap	Long position	Beneficial owner	Personal interest	20 August 2004 to 19 August 2013	5,000,000	0.086	0.27%
Mr. Lui	Long position	Beneficial owner	Personal interest	20 August 2004 to 19 August 2013	2,000,000	0.086	0.11%

(ii) Interests in Wing On Travel (Holdings) Limited ("Wing On")

(a) Interests in shares of Wing On

Name of Hanny Director	Long position/ Short position	Capacity	Nature of interest	Number of shares held in Wing On	Number of underlying shares (unlisted equity derivatives) held in Wing On	Approximate % of the issued share capital of Wing On
Dr. Chan	Long position	Beneficial owner	Personal interest	4,529,800	–	0.74%
	Long position	Interest of controlled corporation	Corporate interest	124,334,481 *(Note)*	–	20.36%
	Long position	Interest of controlled corporation	Corporate interest	–	379,746,835 *(Note)*	62.19%

Note:

Dr. Chan owns the entire interest in Chinaview which in turn owns the entire interest in Galaxyway Investments Limited ("Galaxyway"). Galaxyway owns approximately 34.52% of the entire issued ordinary share capital of ITC. ITC owns the entire interest in ITC Investment Holdings Limited ("ITC Investment"). ITC Investment owns the entire interest in Mankar Assets Limited ("Mankar") which in turn owns the entire interest in Famex Investment Limited ("Famex"). Famex owns approximately 42.96% of the issued share capital of Hanny. Hanny owns the entire issued share capital of Hanny Magnetics (B.V.I.) Limited ("HMBVI") which in turn owns the entire interest in Powervote Technology Limited ("Powervote"). Powervote owns the entire issued share capital of Well Orient Limited ("Well Orient"). Well Orient owns approximately 98.92% of the issued share capital of GDI which in turns owns the entire issued share capital of China Strategic (B.V.I.) Limited ("CSBVI"). CSBVI owns 55.22% effective equity interest in China Enterprises Limited ("CEL"). CEL owns the entire issued share capital of Million Good Limited ("Million Good"). Dr. Chan, Chinaview, Galaxyway, ITC, ITC Investment, Mankar, Famex, Hanny, HMBVI, Powervote, Well Orient, GDI, CSBVI and CEL are deemed to be interested in 124,334,481 shares in the capital of Wing On held by Million Good. Dr. Chan, Chinaview, Galaxyway, ITC, ITC Investment, Mankar, Famex, Hanny, HMBVI, Powervote, Well Orient, GDI and CSBVI are deemed to be interested in 379,746,835 underlying shares of Wing On held by CEL.

(b) Interests in share options of Wing On

Name of Hanny Director	Long position/ Short position	Capacity	Nature of interest	Exercisable period	Number of share options held in Wing On	Exercise price per share HK$	Approximate % of the issued share capital of Wing On
Dr. Yap	Long position	Beneficial owner	Personal interest	22 June 2006 to 21 June 2008	4,000,000	0.728	0.66%
Mr. Lui	Long position	Beneficial owner	Personal interest	22 June 2006 to 21 June 2008	4,600,000	0.728	0.75%
Mr. Kwok Ka Lap, Alva	Long position	Beneficial owner	Personal interest	22 June 2006 to 21 June 2008	500,000	0.728	0.08%
Mr. Sin Chi Fai	Long position	Beneficial owner	Personal interest	22 June 2006 to 21 June 2008	500,000	0.728	0.08%

Save as disclosed above, as at the Latest Practicable Date, none of the Hanny Directors had (a) under Divisions 7 and 8 of Part XV of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interests or short positions in the Hanny Shares, underlying Hanny Shares or debentures of Hanny or any of its associated corporations (within the meaning of Part XV of the SFO); (b) any interests which are required to be entered into the register kept by Hanny pursuant to Section 352 of the SFO; or (c) any interests which are required to be notified to Hanny and the Stock Exchange pursuant to the Model Code.

(ii) Interests and short positions of Hanny Shareholders discloseable under the SFO

So far as is known to the Hanny Directors, as at the Latest Practicable Date, the following persons had interests or short positions in the Hanny Shares or underlying Hanny Shares which would fall to be disclosed to Hanny under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by Hanny under Section 336 of the SFO:

(a) Interests in the Hanny Shares and underlying Hanny Shares

Name of Hanny Shareholder	Long position/ Short position	Capacity	Number of Hanny Shares held	Number of underlying Hanny Shares (unlisted equity derivatives of Hanny)	Approximate % of the issued share capital of Hanny
Ms. Ng Yuen Lan, Macy *(Note 1)*	Long position	Interest of spouse	109,296,747	–	43.28%
	Long position	Interest of spouse	–	157,724,076	62.45%
	Long position	Interest of spouse	1,627,697	–	0.64%
	Long position	Interest of spouse	–	315,756	0.13%
Dr. Chan *(Note 1)*	Long position	Interest of controlled corporation	109,296,747	–	43.28%
	Long position	Interest of controlled corporation	–	157,724,076	62.45%
	Long position	Beneficial owner	1,627,697	–	0.64%
	Long position	Beneficial owner	–	315,756	0.13%
Chinaview *(Note 1)*	Long position	Interest of controlled corporation	109,296,747	–	43.28%
	Long position	Interest of controlled corporation	–	157,724,076	62.45%

Name of Hanny Shareholder	Long position/ Short position	Capacity	Number of Hanny Shares held	Number of underlying Hanny Shares (unlisted equity derivatives of Hanny)	Approximate % of the issued share capital of Hanny
Galaxyway *(Note 1)*	Long position	Interest of controlled corporation	109,296,747	-	43.28%
	Long position	Interest of controlled corporation	-	157,724,076	62.45%
ITC *(Note 1)*	Long position	Interest of controlled corporation	109,296,747	-	43.28%
	Long position	Beneficial owner	-	147,058,823	58.23%
	Long position	Interest of controlled corporation	-	10,665,253	4.22%
ITC Investment *(Note 1)*	Long position	Interest of controlled corporation	109,296,747	-	43.28%
	Long position	Interest of controlled corporation	-	10,665,253	4.22%
Mankar *(Note 1)*	Long position	Interest of controlled corporation	109,296,744	-	43.28%
	Long position	Interest of controlled corporation	-	2,333	0.00%
Famex *(Note 1)*	Long position	Beneficial owner	109,296,744	-	43.28%
	Long position	Beneficial owner	-	2,333	0.00%
Gandhara Advisors Asia Limited a/c Gandhara Master Fund Limited	Long position	Investment manager	13,441,697	-	5.32%
Stark Asia Master Fund, Ltd. ("Stark Asia") *(Note 2)*	Long position	Beneficial owner	-	15,686,275	6.21%
Stark Master Fund Ltd. ("Stark Master") *(Note 2)*	Long position	Beneficial owner	-	101,960,784	40.37%

Name of Hanny Shareholder	Long position/ Short position	Capacity	Number of Hanny Shares held	Number of underlying Hanny Shares (unlisted equity derivatives of Hanny)	Approximate % of the issued share capital of Hanny
Stark Investments (Hong Kong) Limited ("Stark Investments") *(Note 2)*	Long position	Investment manager	–	127,450,980	50.46%
Evolution Master Fund Ltd. SPC, Segregated Portfolio M ("Evolution") *(Note 3)*	Long position	Beneficial owner	–	19,607,843	7.76%
Evolution Capital Management LLC *(Note 3)*	Long position	Investment manager	–	19,607,843	7.76%

Notes:

1. Hollyfield Group Limited ("Hollyfield"), a direct wholly-owned subsidiary of ITC Investment, owns 3 Hanny Shares and 10,662,920 underlying Hanny Shares (in respect of unlisted equity derivatives) of Hanny ("Underlying Shares"). Famex is a direct wholly-owned subsidiary of Mankar. Mankar is a direct wholly-owned subsidiary of ITC Investment, which in turn is a direct wholly-owned subsidiary of ITC. Galaxyway, a wholly-owned subsidiary of Chinaview, owns more than one-third of the issued ordinary share capital of ITC. Dr. Chan owns the entire issued share capital of Chinaview. Ms. Ng Yuen Lan, Macy is the spouse of Dr. Chan. Mankar, ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 109,296,744 Hanny Shares and 2,333 Underlying Shares held by Famex. ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 3 Hanny Shares and 10,662,920 Underlying Shares held by Hollyfield. Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 147,058,823 Underlying Shares held by ITC. Ms. Ng Yuen Lan, Macy is also deemed to be interested in 1,627,697 Hanny Shares and 315,756 Underlying Shares held by Dr. Chan.

   ITC, through Hollyfield, also holds the Convertible Bonds with face value of HK$95,966,280. Upon full conversion of the Convertible Bonds at an initial conversion price of HK$9.0 per Hanny Share, 10,662,920 Hanny Shares will be issued to Hollyfield. Dr. Chan holds the Convertible Bonds with face value of HK$2,841,810. Upon full conversion of the Convertible Bonds at an initial conversion price of HK$9.0 per Hanny Share, 315,756 Hanny Shares will be issued to Dr. Chan.

   As at the Latest Practicable Date, acceptance in respect of (i) a total of 787,828 Hanny Shares under the Share Offer; and (ii) Convertible Bonds with face value of HK$21,000 under the CB Offer were received by Famex.

   Pursuant to the subscription agreement dated 27 June 2006 (as supplemented on 30 August 2006), ITC has conditionally agreed to subscribe for at completion the US$75 million Hanny Notes which entitle the holder(s) to convert the Hanny Notes into 147,058,823 new Hanny Shares at an initial conversion price of US$0.51 per Hanny Share (subject to adjustment).

2. Pursuant to the subscription agreements dated 27 June 2006 (as supplemented on 30 August 2006), Centar Investments (Asia) Ltd. ("Centar Investments"), Stark Asia and Stark Master have conditionally agreed to subscribe for at completion an aggregate of US$65 million Hanny Notes which entitle the holders to convert the Hanny Notes into an aggregate of 127,450,980 new Hanny Shares at an initial conversion price of US$0.51 per Hanny Share (subject to adjustment). Centar Investments, Stark Asia and Stark Master are funds managed by Stark Investments.

3. Pursuant to the subscription agreement dated 27 June 2006 (as supplemented on 30 August 2006), Evolution has conditionally agreed to subscribe for at completion the US$10 million Hanny Notes which entitle the holder(s) to convert the Hanny Notes into 19,607,843 new Hanny Shares at an initial conversion price of US$0.51 per Hanny Share (subject to adjustment). Evolution is a fund managed by Evolution Capital Management LLC.

(b) Substantial shareholding in other members of the Hanny Group

As at the Latest Practicable Date, so far as is known to the Hanny Directors, the following parties, other than a Hanny Director, was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Hanny Group:

Name of subsidiary	Name of shareholder	% of the issued share capital
Digital Communications Limited	Global 2000 Management Limited	40%
Hanny Investment Group Limited (formerly known as "Memorex Holdings Limited")	Global Media Limited	35%
Sino Partner Holdings Limited	Tian Pu Jun	17%
China Telecom International Limited	China Telecom Investment Corporation	49%
Earnfull Industrial Limited	Wang Ming Jan	10%
Orion (B.V.I.) Tire Corporation	Coronada Holding Limited	40%
Orion Tire Corporation	Coronada Holding Limited	40%
Ruby Uniforms Limited	Poon Charn Ki, Frederick	10%

Save as disclosed above, the Hanny Directors are not aware that there is any party (not being a Hanny Director) who, as at the Latest Practicable Date, had an interest or short positions in the Hanny Shares and underlying Hanny Shares which would fall to be disclosed to Hanny under Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Hanny Group or had any options in respect of such shares.

5. INTERESTS

(i) Interests in Hanny

As at the Latest Practicable Date,

(a) no person had an arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with Hanny or with any person who is an associate of Hanny by virtue of classes (1), (2), (3) and (4) of the definition of "associate" in the Takeovers Code and therefore no such person owned or controlled any shares, convertible securities, warrants, options and derivatives of Hanny;

(b) save for Cosmos Regent Limited and CU Resources Limited, both are wholly-owned subsidiaries of Hanny, holding an aggregate of 91 Hanny Shares, no subsidiary of Hanny, nor any pension fund of the Hanny Group, owned or controlled any shares, convertible securities, warrants, options and derivatives of Hanny; and

(c) neither Deloitte Touche Tohmatsu, Hercules, Somerley Limited nor any other advisers to Hanny, as specified in class (2) of the definition of "associate" under the Takeovers Code but excluding exempt principal traders, owned or controlled any shares, convertible securities, warrants, options and derivatives of Hanny.

(ii) Interests in the Offeror and ITC

As at the Latest Practicable Date, Chinaview, a company wholly-owned by Dr. Chan, was deemed to be interested in approximately 34.52% of the issued ordinary share capital of ITC which indirectly owned the entire issued share capital of the Offeror. Save for Dr. Chan's interests in ITC and the Offeror, none of Hanny, Hanny Directors and any chief executive of Hanny owned or controlled or had any interest in any shares of the Offeror or ITC.

(iii) Other interests

As at the Latest Practicable Date,

(a) no fund manager (other than exempt fund manager) connected with Hanny had managed any Hanny Shares on a discretionary basis;

(b) no benefit (other than statutory compensation) would be given to any Hanny Director as compensation for loss of office or otherwise in connection with the Offers;

(c) there was no agreement or arrangement between any Hanny Director and any other party which was conditional on or dependent upon the outcome of the Offers or otherwise connected with the Offers;

(d) save for the Undertaking given by Dr. Yap (being an executive Hanny Director and a director of a subsidiary of ITC) to ITC and Famex for not accepting the Offers in respect of any of his interests in the Hanny Shares, no material contracts had been entered into by the Offeror in which any Hanny Director has any material personal interest; and

(e) save for the Undertaking given by Dr. Yap (being an executive Hanny Director and a director of a subsidiary of ITC) to ITC and Famex for not accepting the Offers in respect of any of his interests in the Hanny Shares, none of the Hanny Directors had any commitment to accept or reject the Offers.

6. DEALINGS IN SECURITIES

During the Relevant Period,

(i) ITC and its subsidiaries had dealt in the Hanny Shares and the Convertible Bonds.

The Convertible Bonds with face value of HK$95,966,280 were despatched to, or received by, Hollyfield Group Limited, an indirect wholly-owned subsidiary of ITC, on 26 June 2006 and 27 June 2006 respectively pursuant to the distribution of a special dividend by PYI of the value derived from its divestment in China Strategic. Hollyfield Group Limited also received three Hanny Shares on 27 June 2006 pursuant to the aforesaid distribution by PYI. These three Hanny Shares received by Hollyfield Group Limited represented the odd shares distributed to it by nominees through which it held PYI shares.

ITC entered into the Subscription Agreement (as supplemented by a supplemental agreement dated 30 August 2006) with Hanny on 27 June 2006 to subscribe for the Hanny Notes with a principal amount of US$75 million, completion of which has not yet taken place as at the Latest Practicable Date.

Prior to the signing of the Agreement on 17 August 2006, Famex had acquired 2,902,000 Hanny Shares in aggregate during the period from 31 July 2006 to 4 August 2006 at prices ranging from HK$2.58 to HK$3.30 per Hanny Share.

On 29 September 2006, Famex received 1,047,609 Hanny Shares as scrip shares at the price of HK$3.466 per Hanny Share after its election of scrip dividend on 22 September 2006.

On 7 November 2006, the Agreement was completed and the Vendor transferred 22,812,359 Sale Shares to Famex at a consideration of HK$86,686,964.20 (equivalent to HK$3.8 per Sale Share).

During the period from 20 November 2006 to the Latest Practicable Date, Famex acquired a total of 24,132,000 Hanny Shares at prices ranging from HK$3.72 to HK$3.75 each.

(ii) save for (a) each of Dr. Chan, Dr. Yap and Mr. Lui exercising 1,600,000 share options to subscribe for the same number of Hanny Shares at an exercise price of HK$3.415 each on 16 February 2006 and Mr. Chan Kwok Hung exercising 1,600,000 share options to subscribe for the same number of Hanny Shares at an exercise price of HK$3.415 each on 21 February 2006; (b) the receipt of Convertible Bonds with face value of HK$2,841,810 by Dr. Chan on 27 June 2006 pursuant to the distribution of a special dividend by PYI of the value derived from its divestment in China Strategic; (c) Dr. Yap exercising 3,250,000 share options to subscribe for the same number of Hanny Shares at an exercise price of HK$2.9888 each on 30 August 2006; (d) the lapse of 4,000,000 share options granted to Dr. Chan and 1,750,000 share options granted to Mr. Chan Kwok Hung in accordance with the terms of the share option scheme of Hanny on 30 August 2006; (e) the receipt of 27,697 Dividend Shares and 56,260 Dividend Shares by Dr. Chan and Dr. Yap respectively on 29 September 2006; and (f) the dealings by ITC and its subsidiaries as disclosed in paragraph (i) above, none of the Hanny Directors had dealt for value in any Hanny Shares, securities, convertible securities, warrants, options and derivatives of Hanny;

(iii) Dr. Chan and Galaxyway (a company wholly-owned by Dr. Chan) had dealt in shares and convertible securities of ITC as detailed below:

Date	Dealing
16 February 2006	Disposal of convertible notes of ITC (the "ITC Convertible Notes") in the principal amount of HK$53,400,000 by Dr. Chan at an aggregate consideration of HK$128,160,000
23 February 2006	Acquisition of 7,004,000 ordinary shares of ITC (each, an "ITC Ordinary Share") by Galaxyway at HK$0.73 per ITC Ordinary Share
24 February 2006	Conversion of the ITC Convertible Notes in the principal amount of HK$37,200,000 at an initial conversion price of HK$0.30 per ITC Ordinary Share by Dr. Chan. 124,000,000 new ITC Ordinary Shares arising from such conversion were issued to Galaxyway as directed by Dr. Chan
24 February 2006	Acquisition of 500,000 ITC Ordinary Shares by Galaxyway at prices ranging from HK$0.77 to HK$0.78 per ITC Ordinary Share
27 February 2006	Acquisition of 1,300,000 ITC Ordinary Shares by Galaxyway at prices ranging from HK$0.78 to HK$0.82 per ITC Ordinary Share
27 February 2006	Conversion of the ITC Convertible Notes in the principal amount of HK$2,400,000 at an initial conversion price of HK$0.30 per ITC Ordinary Share by Dr. Chan. 8,000,000 new ITC Ordinary Shares arising from such conversion were issued to Galaxyway as directed by Dr. Chan
28 February 2006	Acquisition of 600,000 ITC Ordinary Shares by Galaxyway at prices ranging from HK$0.73 to HK$0.78 per ITC Ordinary Share
28 February 2006	Conversion of the ITC Convertible Notes in the principal amount of HK$11,900,000 at an initial conversion price of HK$0.30 per ITC Ordinary Share by Dr. Chan. 39,666,666 new ITC Ordinary Shares arising from such conversion were issued to Galaxyway as directed by Dr. Chan
1 March 2006	Acquisition of 1,600,000 ITC Ordinary Shares by Galaxyway at prices ranging from HK$0.70 to HK$0.75 per ITC Ordinary Share
2 March 2006	Conversion of the ITC Convertible Notes in the principal amount of HK$28,100,000 at an initial conversion price of HK$0.30 per ITC Ordinary Share by Dr. Chan. 93,666,666 new ITC Ordinary Shares arising from such conversion were issued to Galaxyway as directed by Dr. Chan
2 March 2006	2 underlying ITC Ordinary Shares in which Dr. Chan was interested were lapsed after the conversion of all the ITC Convertible Notes held by him
7 March 2006	Acquisition of 400,000 ITC Ordinary Shares by Galaxyway at a price of HK$0.68 per ITC Ordinary Share

Date	Dealing
8 March 2006	Acquisition of 500,000 ITC Ordinary Shares by Galaxyway at prices ranging from HK$0.67 to HK$0.68 per ITC Ordinary Share
30 March 2006	Acquisition of 860,000 ITC Ordinary Shares by Galaxyway at prices ranging from HK$0.78 to HK$0.79 per ITC Ordinary Share
31 March 2006	Acquisition of 1,500,000 ITC Ordinary Shares by Galaxyway at prices ranging from HK$0.76 to HK$0.79 per ITC Ordinary Share
7 April 2006	Acquisition of 780,000 ITC Ordinary Shares by Galaxyway at prices ranging from HK$0.76 to HK$0.77 per ITC Ordinary Share
20 April 2006	Acquisition of 1,580,000 ITC Ordinary Shares by Galaxyway at prices ranging from HK$0.76 to HK$0.77 per ITC Ordinary Share
24 May 2006	Acquisition of 1,000,000 ITC Ordinary Shares by Galaxyway at prices ranging from HK$0.63 to HK$0.64 per ITC Ordinary Share
29 May 2006	Acquisition of 300,000 ITC Ordinary Shares by Galaxyway at a price of HK$0.64 per ITC Ordinary Share

(iv) save for the dealings by Dr. Chan and his wholly-owned company, Galaxyway, as disclosed in paragraph (iii) above, neither Hanny nor any Hanny Directors had dealt for value in any shares, securities, convertible securities, warrants, options and derivatives of the Offeror and ITC;

(v) save for the receipt of 15 Dividend Shares (being the aggregate of fractional Dividend Shares not being allotted to the Hanny Shareholders) by Cosmos Regent Limited, a wholly-owned subsidiary of Hanny, on 29 September 2006, no subsidiary of Hanny or any pension fund of the Hanny Group had dealt for value in any Hanny Shares, securities, convertible securities, warrants, options and derivatives of Hanny;

(vi) no fund manager (other than exempt fund managers) connected with Hanny had dealt for value in any Hanny Shares, securities, convertible securities, warrants, options and derivatives of Hanny;

(vii) no person who had an arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with Hanny or any person who is an associate of Hanny by virture of classes (1), (2), (3) and (4) of the definition of "associate" under the Takeovers Code had dealt for value in any Hanny Shares, securities, convertible securities, warrants, options and derivatives securities of Hanny; and

(viii) neither Deloitte Touche Tohmatsu, Hercules, Somerley Limited nor other advisers to Hanny, as specified in class (2) of the definition of "associate" under the Takeovers Code but excluding exempt principal traders, had dealt for value in any securities of Hanny.

7. MATERIAL CONTRACTS

Save for the contracts mentioned below, none of Hanny and any of the members of the Hanny Group has entered into any contract (not being contract in the ordinary course of business) which is or may be material within the period from two years immediately preceding the date of the First Announcement and up to the Latest Practicable Date:

(i) the placing and subscription agreement dated 23 November 2004 entered into between ITC, Hanny and Success Securities Limited (formerly known as Young Champion Securities Limited), a placing agent, relating to the placing and subscription of 37,000,000 Hanny Shares at a price of HK$3.22 per Hanny Share. The placing and subscription agreement was completed on 7 December 2004;

(ii) two placing and subscription agreements both dated 30 November 2004 entered into among China Enterprises Limited ("CEL"), a non wholly-owned subsidiary of Hanny, Wing On Travel (Holdings) Limited ("Wing On"), an associated company of Hanny, and Deutsche Bank AG, Hong Kong Branch, a placing agent, in relation to the placing of a total of 6,000 million shares of Wing On by the placing agent on behalf of CEL at the price of HK$0.028 per share and the subscription of a total of 6,000 million new shares of Wing On at HK$0.028 per share. The issue and subscription of 3,660 million and 2,340 million new shares of Wing On were completed on 14 December 2004 and 31 January 2005 respectively;

(iii) two sale and purchase agreements both dated 31 January 2005 entered into between TFN Multi-Media Co., Ltd. and each of Pacific Development Co. Ltd. and Pacific Auto Co. Ltd. respectively (both wholly-owned subsidiaries of Hanny) relating to the disposal of an aggregate of approximately 8.04% interest in Fu Yang Investment Co., Ltd. for an aggregate consideration of approximately NT$638.6 million (equivalent to approximately HK$156.5 million). Both sale and purchase agreements were completed on 4 March 2005;

(iv) a placing and subscription agreement dated 4 February 2005 entered into among CEL, a non wholly-owned subsidiary of Hanny, Wing On, an associated company of Hanny, and Tai Fook Securities Company Limited, as a placing agent, in relation to the placing of 6,400 million shares of Wing On at the price of HK$0.022 per share and the subscription of 6,400 million new shares of Wing On at HK$0.022 per share. The placing and subscription agreement was completed on 18 February 2005;

(v) the sale and purchase agreement dated 10 March 2005 (the "Share Sale Agreement") (as supplemented by supplemental agreements dated 30 December 2005 and 28 April 2006) entered into amongst Nation Field Limited, PYI and Hanny for the acquisition by Nation Field Limited of an aggregate of 270,000,000 then existing China Strategic shares from PYI and Hanny for an aggregate consideration of HK$52,110,000 (HK$26,055,000 each for Hanny and PYI). The Share Sale Agreement was completed on 24 May 2006;

(vi) the subscription agreement dated 20 April 2005 entered into between Loyal Concept Limited, a wholly-owned subsidiary of Hanny, and MPP in relation to the subscription by Loyal Concept Limited by cash of HK$450 million zero coupon convertible note due 2010 issued by MPP. The subscription agreement was completed on 11 August 2005;

(vii) the underwriting agreement dated 21 April 2005 entered into between Hanny, SCL and Tai Fook Securities Company Limited in relation to the underwriting of a rights issue involving 1,615,668,333 rights shares of SCL at a price of HK$0.10 each, pursuant to which Hanny agreed to underwrite 320,000,000 rights shares of SCL;

(viii) the subscription agreement dated 21 April 2005 entered into between Hanny and SCL relating to the subscription of HK$170 million convertible note issued by SCL in cash. The subscription agreement was completed on 10 August 2005;

(ix) the loan agreement dated 11 August 2005 entered into between Hanny and Kingston Finance Limited ("Kingston") pursuant to which Kingston agreed to grant a loan facility of HK$400 million to Hanny;

(x) a deed of mortgage and assignment dated 11 August 2005 entered into between Well Orient Limited as the mortgagor and Kingston as the mortgagee in relation to the securities of China Strategic, for the purpose of securing the obligations of Hanny (as borrower) under the loan agreement mentioned in (ix) above;

(xi) a security assignment dated 11 August 2005 entered into between Loyal Concept Limited, a wholly-owned subsidiary of Hanny, as the assignor and Kingston as the assignee in relation to the HK$450 million convertible note of MPP, for the purpose of securing the obligations of Hanny (as borrower) under the loan agreement mentioned in (ix) above;

(xii) a deed of mortgage of shares dated 11 August 2005 entered into between Hanny as the mortgagor and Kingston as the mortgagee in relation to the securities in SCL, for the purpose of securing the obligations of Hanny (as borrower) under the loan agreement mentioned in (ix) above;

(xiii) a deed of security assignment dated 11 August 2005 entered into between Hanny as the assignor and Kingston as the assignee in relation to the HK$170 million convertible note of SCL, for the purpose of securing the obligations of Hanny (as borrower) under the loan agreement mentioned in (ix) above;

(xiv) a subscription agreement dated 18 August 2005 entered into between Hanny and Wo Kee Hong (Holdings) Limited ("WKH") in respect of the subscription by Hanny of HK$30 million 7.25% convertible note due 2008 issued by WKH in cash. The subscription agreement was completed on 7 September 2005;

(xv) a disposal agreement dated 19 January 2006 entered into between Memorex International Inc. ("MII"), a non wholly-owned subsidiary of Hanny, and Imation Corp. ("Imation") relating to the disposal of MII's business of the design, development, marketing, distribution and sale of hardware, media and accessories used for the storage of electronic data relating to the brand Memorex®. The aggregate cash consideration for the disposal was US$330,000,000, plus adjustments amount and earnout amount calculated in accordance with the terms of the disposal agreement. The disposal agreement was completed on 28 April 2006;

(xvi) an inducement agreement dated 19 January 2006 entered into, among others, Imation and Hanny, pursuant to which Hanny has, amongst other things, agreed to guarantee the performance of MII under the disposal agreement mentioned in (xv) above;

(xvii) a conditional sale and purchase agreement dated 9 March 2006 entered into between Best Position Limited, a wholly-owned subsidiary of Hanny, and Asset Manage Limited relating to the acquisition of a 100% interest in Rapid Growth Profits Limited and the shareholders' loan due from Island Town Limited at a consideration of HK$39,054,194, subject to adjustment. The conditional sale and purchase agreement was completed on 28 March 2006 and the consideration was adjusted to HK$39,048,340;

(xviii) a conditional subscription agreement dated 23 March 2006 entered into between CEL, a non wholly-owned subsidiary of Hanny, and Wing On, an associated company of Hanny, in relation to the subscription by CEL of the HK$300 million 2% convertible exchangeable notes due 2011 of Wing On which entitled the holders thereof to convert the outstanding principal into Wing On shares at the initial conversion price of HK$0.79 per share of Wing On;

(xix) the underwriting agreement dated 22 April 2006 entered into between Hanny, SCL and Success Securities Limited in relation to the underwriting of the rights issue involving 10,771,122,220 rights shares of SCL at a price of HK$0.014 each, pursuant to which Hanny agreed to underwrite 329,037,330 rights shares of SCL;

(xx) the subscription agreement dated 27 April 2006 entered into between Hanny and MPP in relation to the subscription of HK$270 million 1% convertible note due 2011 issued by MPP in cash. The subscription agreement was completed on 15 June 2006;

(xxi) the Subscription Agreements and the Supplemental Agreements;

(xxii) a subscription agreement dated 28 June 2006 entered into between Hanny as the subscriber and Mei Ah as the issuer in respect of the subscription by Hanny of HK$50 million 4% convertible note due 2009 issued by Mei Ah in cash. The subscription agreement was completed on 11 August 2006;

(xxiii) a subscription agreement dated 10 July 2006 entered into between Quick Target Limited, a wholly-owned subsidiary of Hanny, as the subscriber and GH as the issuer in respect of the subscription of HK$50 million 4% convertible note due 2008 of GH in cash. The subscription agreement was completed on 22 August 2006; and

(xxiv) a conditional subscription agreement dated 29 August 2006 entered into between Hanny as subscriber and CEL as issuer in relation to the subscription of US$100 million (equivalent to approximately HK$776.6 million) 1% convertible notes due 2011 of CEL in cash. The conditional subscription agreement has yet been completed.

8. EXPERTS AND CONSENTS

The following are the qualifications of the experts who have given opinion or advice which are contained in this Offeree Document:

Name	Qualification
Deloitte Touche Tohmatsu	certified public accountants
Hercules	a corporation licensed to conduct type 6 (advising on corporate finance) regulated activity under the SFO
Somerley Limited	a corporation licensed to conduct type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO

Deloitte Touche Tohmatsu, Hercules and Somerley Limited have given and have not withdrawn their respective written consents to the issue of this Offeree Document with the inclusion herein of their letter or report (as the case may be) and references to their names, in the form and context in which they respectively appear.

9. LITIGATION

As at the Latest Practicable Date, none of the members of the Hanny Group was engaged in any litigation or arbitration of material importance and no litigation or arbitration of material importance was known to the Hanny Directors to be pending or threatened against any members of the Hanny Group.

10. SERVICE CONTRACT

None of the Hanny Directors has any service contracts in force with Hanny or any of its subsidiaries or associated companies which are fixed term contracts with more than 12 months to run from the Latest Practicable Date irrespective of the notice period or are continuous with a notice period of 12 months or more, and no service contracts with the Hanny Directors were entered into or amended within 6 months before the commencement of the offer period of the Offers.

11. MISCELLANEOUS

(i) The registered office of Hanny is situated at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the head office and principal place of business of Hanny in Hong Kong is situated at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(ii) The Hong Kong branch share registrar and transfer office of Hanny is Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(iii) The registered office of Somerley Limited is at Suite 2201, 22nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

(iv) The registered office of Hercules is at Room 1503, Ruttonjee House, 11 Duddell Street, Central, Hong Kong.

(v) In the event of inconsistency, the English text of this Offeree Document shall prevail over the Chinese text thereof.

12. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during 9:00 a.m. to 5:00 p.m. at the principal place of business of Hanny in Hong Kong at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong while the Offers remain open for acceptance:

(a) the memorandum of association and bye-laws of Hanny;

(b) the letter from the Independent Hanny Board Committee, the text of which is set out on page 14 in this Offeree Document;

(c) the letter from Hercules, the text of which is set out on pages 15 to 30 in this Offeree Document;

(d) the letters from Deloitte Touche Tohmatsu and Somerley Limited, the text of which are set out in Appendix I to this Offeree Document;

(e) the audited financial statements of Hanny for the two years ended 31 March 2005 and 2006;

(f) the written consents referred to in the paragraph headed "Experts and Consents" in this appendix; and

(g) the material contracts referred to in the paragraph headed "Material Contracts" in this appendix.

Copies of these documents will be available for inspection on the website of Hanny (*www.hanny.com*) and on the website of the SFC (*www.sfc.hk*) while the Offers remain open for acceptance.

此乃重要受要約人文件　請即處理

閣下如對本受要約人文件任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券交易商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之錦興集團有限公司證券全部**售出或轉讓**，應立即將本受要約人文件送交買主或承讓人或經手買賣或轉讓之持牌證券交易商或註冊證券機構、銀行或其他代理商，以便轉交買主或承讓人。


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

錦興集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：275）

金利豐證券有限公司代表
其威投資有限公司
（德祥企業集團有限公司之間接全資附屬公司）
就收購錦興集團有限公司
所有已發行股份及尚未償還可兌換債券
（其威投資有限公司及其一致行動人士已擁有或同意將予收購者除外，
惟不包括COBBLEFORD LIMITED）之
強制性有條件現金收購建議
之回應文件

錦興集團有限公司之財務顧問


新百利有限公司

錦興集團有限公司獨立董事委員會之
獨立財務顧問

凱利

凱利融資有限公司

錦興集團有限公司董事會函件載於本受要約人文件第7至13頁。

錦興獨立董事委員會致錦興獨立股東及可兌換債券持有人之意見函件載於本受要約人文件第14頁。

獨立財務顧問凱利融資有限公司致錦興獨立董事委員會之意見函件載於本受要約人文件第15至30頁。

* 僅供識別

二零零六年十一月二十七日

預期時間表

以下之收購建議預期時間表摘錄自收購建議文件。

	二零零六年 （香港時間）
收購建議開始日期	十一月十三日（星期一）
接納收購建議之最後時間及日期（附註1）	十二月十一日（星期一）下午四時正
透過聯交所網站就收購建議是否已經修訂或延長、已截止或成為或宣佈為無條件而登載公佈（附註2）	十二月十一日（星期一）下午七時正之前
首個截止日期（附註2）	十二月十一日（星期一）
倘若股份收購建議已於二零零六年十二月十一日宣佈成為無條件，則於二零零六年十二月十一日下午四時正或之前所收到之有效接納表格就收購建議應繳款項之最後寄交日期（附註3）	十二月二十日（星期三）
倘若股份收購建議已於二零零六年十二月十一日宣佈成為無條件，則接納收購建議之最後時間及日期為	十二月二十七日（星期三）下午四時正
倘若股份收購建議已於二零零六年十二月十一日宣佈成為無條件（惟收購建議已獲修訂或延長則除外），則最後截止日期為	十二月二十七日（星期三）
	二零零七年 （香港時間）
股份收購建議可宣佈成為無條件之最後日期（附註4）	一月十二日（星期五）

附註：

1. 收購建議須待其威收到有關將導致其威及其一致行動人士持有錦興之投票權達50%以上之錦興股份（連同其威及其一致行動人士於收購建議前或期間已經持有之錦興股份）之接納書，方可作實。除非股份收購建議先前已成為或宣佈成為無條件或已經修訂，否則接納收購建議之最後時間為二零零六年十二月十一日（星期一）下午四時正。根據收購守則，倘股份收購建議被宣佈成為無條件，則收購建議自此起不少於14日內仍可供接納。其威將於股份收購建議成為無條件時就此發表公佈。

2. 其威將保留權利，以修訂或延長收購建議至根據收購守則釐定之有關時間及／或日期。其威將於二零零六年十二月十一日（星期一）（即首個截止日期）下午七時正前在聯交所網站登載公佈，說明收購建議是否已經修訂或延長、已截止或成為或已宣佈被接納成為無條件。該公佈將於其後之下一個營業日於報章刊發。

3. 待股份收購建議成為無條件後，其威應盡快向接納收購建議之各錦興股東及可兌換債券持有人（視情況而定）支付該等錦興股東及可兌換債券持有人（視情況而定）就此所應得之款項，但無論如何須在股份收購建議成為或宣佈成為無條件之日或股份過戶處接獲所有使根據收購建議作出之接納完整及有效之有關文件之日（兩者以較遲者為準）起計10日內支付。

4. 根據收購守則，除非取得執行人員同意，否則在收購建議文件寄發後第60日下午七時正之後，股份收購建議未必可以成為或宣佈成為無條件而可供接納。因此，除非股份收購建議先前已成為或宣佈成為無條件而可供接納，否則收購建議在二零零七年一月十二日（星期五）之後將予終止。

目　錄

於本受要約人文件內，除文義另有所指，下列詞彙具有以下涵義：

「收購事項」	指	其威根據該協議(已於二零零六年十一月七日完成)向賣方收購出售股份
「一致行動」	指	具有收購守則所賦予之涵義
「該協議」	指	賣方與其威就收購事項而訂立日期為二零零六年八月十七日之買賣協議(經日期為二零零六年八月二十八日及二零零六年十月四日訂立之補充協議所補充)
「該公佈」	指	日期為二零零六年九月一日由德祥及錦興聯合刊發有關(其中包括)收購事項、收購建議及補充協議之公佈
「聯繫人」	指	具有上市規則所賦予之涵義
「可兑換債券收購建議」	指	金利豐證券有限公司代表其威根據收購守則第13條就收購可兑換債券(其威及其一致行動人士已擁有或同意將予收購者除外，惟不包括Cobbleford Limited)而提出之強制性有條件現金收購建議
「中策」	指	中策集團有限公司(股份代號：235)，一家於香港註冊成立之有限公司，其股份於聯交所主板上市
「截止日期」	指	收購建議之截止日期，或要約人根據收購守則可能決定及公佈之任何其後截止日期
「完成」	指	收購事項完成
「可兑換債券」	指	尚未償還本金額合共770,724,726港元於二零一一年到期之2厘錦興可兑換債券，可由二零零六年六月起按初步兑換價每股錦興股份9.0港元兑換為新錦興股份
「股息股份」	指	根據錦興之以股代息計劃於二零零六年九月二十九日發行以股代息之2,097,260股錦興股份
「陳博士」	指	陳國強博士，德祥之控股股東，亦分別為德祥及錦興之執行董事及主席
「執行人員」	指	證監會企業融資部執行董事或其任何授權代表

「其威」或「要約人」	指	其威投資有限公司，提出收購建議之要約人，一家於香港註冊成立之有限公司，為德祥之間接全資附屬公司
「第一份公佈」	指	錦興日期為二零零六年八月八日有關德祥可能就錦興之證券可能提出強制性收購建議之公佈
「群龍」	指	群龍投資有限公司，一家於英屬維爾京群島註冊成立之有限公司
「群龍收購建議」	指	由錦興之全資附屬公司威倫有限公司作出之自願無條件證券交換建議，以收購當時並非由威倫有限公司及其一致行動人士持有之所有群龍股份，該建議已於二零零六年六月十六日截止
「嘉禾」	指	嘉禾娛樂事業(集團)有限公司(股份代號：1132)，一家於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「錦興」	指	錦興集團有限公司(股份代號： 275)，一家於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「錦興董事會」	指	錦興之董事會
「錦興董事」	指	錦興之董事
「錦興集團」	指	錦興及其附屬公司
「錦興票據」	指	根據認購協議及補充協議，由錦興將予發行及由德祥及四名其他認購人認購於二零一一年到期之150,000,000美元(相等於約1,164,900,000港元)1厘可兌換可交換票據
「錦興股份」	指	錦興已發行股本中每股面值0.01港元之普通股
「錦興股東」	指	錦興股份之持有人
「凱利」	指	凱利融資有限公司，根據證券及期貨條例獲發牌經營第6類(就機構融資提供意見)受規管活動之持牌法團，及就收購建議為錦興獨立董事委員會之獨立財務顧問
「香港」	指	中國香港特別行政區
「錦興獨立董事委員會」	指	已成立之錦興獨立董事委員會，以就收購建議向錦興獨立股東及可兌換債券持有人提供意見

「錦興獨立股東」	指	其威及其一致行動人士(包括陳博士，惟不包括Cobbleford Limited)及彼等各自之聯繫人以外之錦興股東
「德祥」	指	德祥企業集團有限公司(股份代號：372)，一家於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「最後交易日」	指	二零零六年八月十七日(星期四)，即錦興股份於二零零六年八月十七日(星期四)下午二時三十分在聯交所暫停買賣前之最後交易日
「最後實際可行日期」	指	二零零六年十一月二十四日，即本受要約人文件付印前為確定當中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「美亞」	指	美亞娛樂資訊集團有限公司(股份代號：391)，一家於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「澳門祥泰地產」	指	澳門祥泰地產集團有限公司(股份代號：199)(前稱祥泰行集團有限公司)，一家於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「收購建議文件」	指	要約人發出致錦興股東及可兑換債券持有人日期為二零零六年十一月十三日之收購建議文件，當中載有收購建議之條款及其他詳情
「收購價」	指	根據股份收購建議每股錦興股份3.8港元
「收購股份」	指	所有已發行錦興股份，惟不包括出售股份以及其威及其一致行動人士(Cobbleford Limited除外)於完成日期所持有及／或於收購建議仍可供接納時其威及其一致行動人士(Cobbleford Limited除外)已經或同意將予收購之任何其他錦興股份
「受要約人文件」	指	錦興按照收購守則就收購建議發出致錦興股東及可兑換債券持有人之本回應文件
「收購建議」	指	股份收購建議及可兑換債券收購建議
「其他一致行動人士」	指	張樹穩先生，為於德祥持有50%權益之一家聯營公司中擁有50%權益之唯一股東

「中國」	指	中華人民共和國，就本受要約人文件而言，不包括香港、中國澳門特別行政區及台灣
「保華」	指	保華集團有限公司(股份代號：498)(前稱保華德祥建築集團有限公司)，為德祥之聯營公司，並於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「有關期間」	指	由二零零六年二月八日(即第一份公佈日期前六個月之日期)至最後實際可行日期之間之期間
「出售股份」	指	要約人根據該協議收購之22,812,359股錦興股份，分別相當於該公佈日期錦興已發行股本約9.11%及於最後實際可行日期錦興已發行股本約9.03%
「漢傳媒」	指	漢傳媒集團有限公司(股份代號：491)(前稱瑞力控股有限公司)，一家於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「證監會」	指	香港證券及期貨事務監察委員會
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股份收購建議」	指	金利豐證券有限公司代表其威根據收購守則第26.1條提出之強制性有條件現金收購建議，以收購所有收購股份
「聯交所」	指	香港聯合交易所有限公司
「認購協議」	指	錦興與德祥及四名其他認購人就認購錦興票據而訂立之五份日期均為二零零六年六月二十七日之有條件認購協議
「補充協議」	指	錦興及各錦興票據認購人訂立日期均為二零零六年八月三十日之補充協議，據此，認購協議已獲修訂，其中認購協議之完成須待收購建議截止或失效(以較早者為準)後，方可作實
「收購守則」	指	香港公司收購及合併守則
「承諾」	指	Yap, Allan博士所作出之承諾，已載於本受要約人文件「錦興董事會函件」內「承諾」分段

「賣方」	指	馬浩文先生，出售股份之賣方，為獨立第三方，與德祥及其關連人士（定義見上市規則）並無關連，亦非其一致行動人士
「港元」	指	港元，香港之法定貨幣
「新台幣」	指	新台幣，台灣之法定貨幣
「美元」	指	美元，美利堅合眾國之法定貨幣
「%」	指	百分比

於本文件內，除非另有所指，以美元計算之金額已按1.0美元兑7.766港元之匯率換算為港元，惟僅供説明用途。



HANNY HOLDINGS LIMITED
錦興集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：275)

執行董事：
陳國強博士(主席)
Yap, Allan博士(董事總經理)
呂兆泉先生(副董事總經理)

獨立非執行董事：
郭嘉立先生
黄景霖先生
冼志輝先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處及香港主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

敬啟者：

金利豐證券有限公司代表
其威投資有限公司
(德祥企業集團有限公司之間接全資附屬公司)
就收購錦興集團有限公司
所有已發行股份及尚未償還可兑換債券
(其威投資有限公司及其一致行動人士已擁有或同意將予收購者除外，
惟不包括COBBLEFORD LIMITED)之
強制性有條件現金收購建議
之回應文件

緒言

誠如第一份公佈所載述，德祥與獨立第三者就有關德祥可能收購錦興股份之事宜進行磋商，而該項收購可能導致須根據收購守則對錦興證券提出強制性收購建議。繼第一份公佈後，於二零零六年九月一日，錦興與德祥聯合公佈，德祥之間接全資附屬公司其威與賣方於二零零六年八月十七日訂立該協議，據此，其威有條件同意收購22,812,359股出售股份，代價為86,686,964.20港元(相等於每股出售股份3.8港元)。該協議已於二零零六年十一月七日完成。

* 僅供識別

緊接完成時，其威及其一致行動人士合共擁有錦興約38.67%投票權，因此根據收購守則第26.1條，其威須提出強制性有條件現金收購建議，以收購全部已發行錦興股份（其威及其一致行動人士已擁有或同意將予收購者除外，惟不包括Cobbleford Limited）並須根據收購守則第13條向可兑換債券持有人（其威及其一致行動人士已擁有或同意將予收購者除外，惟不包括Cobbleford Limited）提出相若之收購建議。故此，金利豐證券有限公司已代表要約人提出收購建議。收購建議詳情及其威之資料已載於收購建議文件及隨附有關收購建議之接納及轉讓表格。

收購建議須待其威就股份收購建議接獲有效接納，連同其威及其一致行動人士於收購建議之前或期間已擁有或同意將予收購之錦興股份，將導致其威及其一致行動人士持有之錦興股份佔錦興之投票權超過50%，方可作實。如收購建議文件內所指出，倘上述條件於第一個截止日期（即二零零六年十二月十一日）未能達成，其威已保留權利，延長收購建議之期間。

於最後實際可行日期，錦興董事會由三名錦興執行董事及三名錦興獨立非執行董事組成。按照收購守則第2.8條，錦興獨立董事委員會應由於收購建議中並無直接或間接權益之全部錦興非執行董事組成。按此，由郭嘉立先生、黃景霖先生及冼志輝先生（全部均為錦興獨立非執行董事，而於收購建議中並無直接或間接權益，且全部均獨立於其威及其一致行動人士，亦非與其威及其一致行動人士一致行事）組成之錦興獨立董事委員會已經成立，以就有關收購建議向錦興獨立股東及可兑換債券持有人提供意見。凱利已獲委任為獨立財務顧問，以就收購建議之條款向獨立董事委員會提供意見。

本受要約人文件旨在載列(i)錦興對有關收購建議之回應；(ii)錦興獨立董事委員會及凱利各自就收購建議之建議及推薦意見；及(iii)本受要約人文件附錄所載錦興集團之資料。

強制性有條件全面收購建議

錦興於最後實際可行日期之已發行證券

於最後實際可行日期，已發行(i)252,554,498股錦興股份；及(ii)尚未償還本金額合共770,724,726港元之可兑換債券（賦予其持有人可根據可兑換債券之條款按初步兑換價每股錦興股份9.0港元兑換為合共85,636,080股新錦興股份）。除上述者外，於最後實際可行日期，錦興並無其他可兑換為錦興股份而尚未行使之購股權、認股權證或兑換權。

承諾

Yap, Allan博士（即錦興之執行董事及德祥一家附屬公司之董事）已向德祥及其威承諾，彼將不會就其4,906,260股錦興股份接納收購建議。

認購協議及補充協議

誠如德祥及錦興日期為二零零六年七月六日之聯合公佈所述，錦興與德祥及四名其他認購人於二零零六年六月二十七日訂立認購協議，以認購本金額為150,000,000

美元(相等於約1,164,900,000港元)之錦興票據。待錦興票據按初步兌換價每股錦興股份0.51美元(相等於約3.96港元)獲悉數兌換後,合共將予發行294,117,645股錦興股份。認購協議之完成須獲(其中包括)錦興股東之批准。於二零零六年九月二十五日,認購協議及補充協議已獲錦興股東批准。

於二零零六年八月三十日,錦興各自與德祥及四名其他錦興票據認購人訂立補充協議,據此,彼等同意修訂認購協議,包括:

(i) 完成認購錦興票據將須達成兩項額外條件,分別為(i)收購建議截止或失效(以較早者為準);及(ii)(倘緊隨收購建議截止後,錦興股份之公眾持股量不足以符合上市規則第8.08(1)(a)條之規定)錦興知會有關認購人恢復該規則規定之公眾持股量之日子。只有第二項額外條件可獲有關認購人豁免;及

(ii) 待完成所有先決條件之最後一項獲達成(或豁免,如適用),及假設該等新條件為最後獲達成之條件後,完成將於錦興與有關認購人將予同意之日期完成,惟不得遲於該等條件獲達成後60日。

有關修訂乃由錦興與有關認購人按公平原則磋商後議定,並根據錦興票據認購事項於收購建議後錦興擁有更清晰股權架構之情況下完成為基準釐定。

由於收購建議截止或失效前將不會發行錦興票據,其威將不會提出收購建議或根據收購守則就任何錦興票據之股份收購建議或有關任何錦興票據之股份收購建議而提出相若之收購建議。

收購建議涉及之錦興股份及可兌換債券

於最後實際可行日期,其威為單一最大錦興股東,持有錦興已發行股本約42.96%。德祥之間接全資附屬公司Hollyfield Group Limited持有本金額為95,966,280港元之可兌換債券。於最後實際可行日期,其威及其一致行動人士(不包括Cobbleford Limited)持有合共111,788,654股錦興股份之權益及持有總金額為135,666,015港元之可兌換債券。

考慮到(i)由其威及其一致行動人士(不包括Cobbleford Limited)所持有之111,788,654股錦興股份及本金額為135,666,015港元之可兌換債券;(ii)錦興與錦興票據各認購人訂立之補充協議;及(iii) 4,906,260股錦興股份(受限於承諾),根據收購守則,收購建議於最後實際可行日期將涉及135,859,584股收購股份及本金額為635,058,711港元可兌換債券。

收購建議之主要條款

金利豐證券有限公司已代表其威按照收購守則之規定提出收購建議，基準如下：

每股收購股份	3.80港元
每份面值15港元之可兌換債券（根據每股收購股份3.8港元之收購價除以初步兌換價每股錦興股份9港元計算）（附註1）	6.3334港元（附註2）

附註：

1. 根據可兌換債券證書，除非錦興同意在其他情況下（其可酌情轉讓或拒絕轉讓，而毋須給予任何原因）轉讓任何可兌換債券，否則只可全數或部分（以30,000港元整數倍數，或如為較少，則相當於可兌換債券轉讓人之全部持有量）轉讓可兌換債券證書內包括之可兌換債券尚未償還本金額（「轉讓條件」）。錦興已同意，根據可兌換債券收購建議作出之接納將不受轉讓條件所限制。

2. 根據收購守則之規定，可兌換債券收購建議之價格將進位至每份面值15港元之可兌換債券6.3334港元。

待收購建議成為無條件後，根據收購建議將予收購之所有收購股份及可兌換債券將為繳足及不附帶一切留置權、申索、權益、抵押及產權負擔，並賦予現有及其後附帶之一切權利，包括收取及保留於該公佈日期後宣派、派付或支付之所有股息及其他分派（惟於二零零六年七月宣派及已於二零零六年九月二十九日派付截至二零零六年三月三十一日止年度之末期股息除外）。

收購價與其威就根據該協議收購每股出售股份已付之價格相同。

收購建議並無涉及發行任何非上市證券。

價值比較

收購價每股收購股份3.8港元較：

- 錦興股份於二零零六年八月七日（即第一份公佈刊發前之最後交易日）在聯交所所報之收市價3.76港元溢價約1.06%；
- 錦興股份於二零零六年八月八日（即第一份公佈日期）在聯交所所報之收市價3.35港元溢價約13.43%；
- 錦興股份於最後交易日在聯交所所報之收市價3.53港元溢價約7.65%；
- 錦興股份於截至及包括最後交易日止對上5個交易日之平均收市價約3.47港元溢價約9.51%；
- 錦興股份於截至及包括最後交易日止對上10個交易日之平均收市價約3.50港元溢價約8.57%；

- 錦興股份於最後實際可行日期在聯交所所報之收市價3.74港元溢價約1.60%；及
- 於二零零六年三月三十一日之每股錦興股份經審核綜合資產淨值約7.88港元折讓約51.78%。

收購建議之條件

收購建議須待其威就股份收購建議接獲有效接納，連同其威及其一致行動人士於收購建議之前或期間已擁有或同意將予收購之錦興股份，將導致其威及其一致行動人士持有之錦興股份佔錦興之投票權超過50%，方可作實。

如收購建議文件內所指出，倘上述條件於第一個截止日期（即二零零六年十二月十一日）未能達成，其威已保留權利，延長收購建議之期間。

總代價

於最後實際可行日期，已發行錦興股份為252,554,498股。根據收購價每股收購股份3.8港元計算，錦興全部已發行股本之總值約為959,700,000港元，而股份收購建議所涉及之所有收購股份之總值將約為516,300,000港元及可兌換債券收購建議所涉及之可兌換債券之價值將約為268,100,000港元。

接納收購建議之影響

接納(i)股份收購建議後，接納之錦興股東將出售彼等各自之錦興股份（不附帶一切留置權、申索、押記、產權負擔、衡平權及第三方權利）及連同所有隨附之權利予其威；及(ii)可兌換債券收購建議後，接納之可兌換債券持有人將轉讓可兌換債券（不附帶一切留置權、申索、押記、產權負擔、衡平權及第三方權利）及連同所有隨附之權利予其威。

支付代價

就相關錦興股東接納股份收購建議所產生之印花稅為每1,000港元（不足1,000港元者亦作1,000港元論）應付金額或錦興股份之市值（以較高者為準）須支付印花稅1.00港元，而有關款項將自接納股份收購建議之錦興股東獲付之款項中扣除。其威將於其後向香港稅務局印花稅署繳付有關印花稅。

就相關錦興可兌換債券持有人接納之可兌換債券收購建議所產生之印花稅為每1,000港元（不足1,000港元者亦作1,000港元論）應付金額或錦興可兌換債券持有人就有關接納之可兌換債券之面值（以較高者為準）須支付印花稅1.00港元，而有關款項將自接納可兌換債券收購建議之可兌換債券持有人獲付之款項中扣除。其威將於其後向香港稅務局印花稅署繳付有關印花稅。

如 閣下對 閣下接納收購建議所產生之稅務事宜有任何疑問，謹此建議 閣下諮詢 閣下之專業顧問，尤其是倘 閣下為香港境外之居民或須繳交海外稅項或香港證券買賣之稅項。錦興、新百利有限公司、其威及與其一致行動人士、金利豐證券有限公司及彼等各自之任何董事或涉及收購建議之任何人士對任何人士因接納收購建議所產生之任何稅務影響或負債概不承擔任何責任。

待收購建議成為無條件後，其威須儘快向接納收購建議之錦興股東或可兑換債券持有人（視乎情況而定）支付應付款項，惟無論如何須於收購建議成為或宣佈成為無條件當日或根據收購守則接獲填妥之接納表格當日（以較遲者為準）起計10天內支付。

有關收購建議之進一步詳情，其中包括收購建議之條款及條件以及接納之程序，乃載於收購建議文件及隨附有關收購建議之接納及轉讓表格。

有關錦興之資料

隨着於二零零六年四月完成出售電腦相關產品及消費電子產品貿易以及推廣資料儲存媒體產品之業務後，錦興集團現時主要從事證券買賣、物業投資及買賣、擁有採砂船隻以及其他策略性投資，其中包括於聯交所及新加坡證券交易所有限公司上市的聯營公司之投資及其股份於聯交所上市之公司發行之長期可兑換票據之投資。錦興本身為一間投資控股公司。錦興集團財務資料概要（包括錦興集團截至二零零四年、二零零五年及二零零六年三月三十一日止三個年度各年之財務業績概要及錦興集團截至二零零六年三月三十一日止年度之經審核財務報表）載於本受要約人文件附錄一。

有關其威之資料

本節之資料乃摘錄自收購建議文件。

其威乃一家於香港註冊成立之投資控股公司，為德祥之間接全資附屬公司。德祥乃一家投資控股公司，於多家上市公司直接或間接擁有策略性投資，包括保華、錦興、卓施金網有限公司（「卓施」）及Burcon NutraScience Corporation。透過其上市聯營公司保華及錦興，德祥集團於保華建業集團有限公司、中策、永安旅遊（控股）有限公司、China Enterprises Limited、MRI Holdings Limited、普威集團有限公司、達成包裝集團及新加坡國際貿易有限公司擁有間接權益。德祥集團之主要業務包括投資控股、提供融資、提供管理服務、物業投資、庫務投資、建築材料及機器貿易以及透過卓施提供及經營網上貴金屬交易平台。

其威對錦興之意向

務請　閣下注意以下要約人對錦興集團之意向，該資料乃摘錄自收購建議文件。

其威之意向為繼續經營錦興集團之現有業務。其威對於錦興集團之業務前景充滿信心，並計劃長期持有錦興股份。其威無意對錦興集團之業務作出任何重大轉變，包括重新分配錦興之固定資產、向錦興集團注入任何重大資產或業務，或出售其任何重大資產。倘於收購建議截止後，錦興集團進行任何注入或出售資產，將需要按照所有適用法律、規例及上市規則之有關條文進行。其威亦無意因收購建議對錦興集團之管理層或僱員作出任何重大轉變。

維持錦興之上市地位

誠如收購建議文件所載述，其威無意私有化錦興。其威將竭盡所能維持錦興股份於聯交所之上市地位，並將竭盡所能確保公眾人士於任何時候將持有不少於25%之錦興股份。

聯交所表明，倘收購建議截止後，公眾人士所持有之已發行錦興股份少於適用於錦興之最低指定百分比，即少於已發行錦興股份之25%，或倘聯交所相信：

(i) 錦興股份買賣出現或可能出現虛假市場；或

(ii) 公眾人士持有之錦興股份數目不足以維持有秩序之市場，

則聯交所將考慮行使酌情權暫停錦興股份之買賣。

推薦意見

謹請 閣下垂注(i)本受要約人文件第14頁之「錦興獨立董事委員會函件」(當中載有錦興獨立董事委員會向錦興獨立股東及可兑換債券持有人提供有關收購建議之推薦意見)；及(ii)本受要約人文件第15頁至30頁之「凱利函件」(當中載有凱利就收購建議向錦興獨立董事委員會提供之建議及推薦意見，以及凱利在達致其建議及推薦意見時所考慮之主要因素及理由)。

其他資料

謹請垂注收購建議文件及隨附之接納及轉讓表格，當中載有(其中包括)收購建議之詳情、要約人之資料、要約人對錦興集團之意向以及有關接納收購建議之程序。 閣下亦請留意本受要約人文件各附錄內有關錦興集團之其他資料。

此 致

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二零零六年十一月二十七日



POWER FINANCIAL CORPORATION

Third Quarter Report

FOR THE PERIOD ENDED SEPTEMBER 30, 2006

This document is also available on www.sedar.com or the Corporation's Web site, www.powerfinancial.com

Additional printed copies of this document are available from the Secretary, Power Financial Corporation

751 Victoria Square, Montréal, Québec, Canada H2Y 2J3

or

Suite 2600, Richardson Building, 1 Lombard Place, Winnipeg, Manitoba, Canada R3B 0X5

Si vous préférez recevoir ce document en français, veuillez vous adresser au secrétaire, Corporation Financière Power

751, square Victoria, Montréal [Québec] Canada H2Y 2J3

ou

Bureau 2600, Richardson Building, 1 Lombard Place, Winnipeg [Manitoba] Canada R3B 0X5

TO THE SHAREHOLDERS

Power Financial Corporation's operating earnings for the nine-month period ended September 30, 2006 were $1,330 million or $1.81 per share, compared with $1,244 million or $1.71 per share in the corresponding period in 2005. This represents a 6.1% increase on a per share basis.

The increase in operating earnings for the nine-month period in 2006 reflects growth in the contribution from Power Financial's subsidiaries and affiliate and also reflects the negative impact of the rise of the Canadian dollar on the growth of Lifeco's net income for the period. Based upon Lifeco's growth in net income on a constant currency basis, Power Financial's operating earnings on a per share basis for the nine-month period would have increased by 12.4%.

Other items not included in operating earnings in 2006 were $351 million or $0.50 per share, reflecting primarily the Corporation's share, in the amount of $356 million, of the gain recorded by Groupe Bruxelles Lambert from the sale of its 25.1% interest in Bertelsmann. For the nine-month period in 2005, items not included in operating earnings were a charge of $24 million or $0.03 per share in the aggregate, and were composed primarily of a charge of $22 million or $0.03 per share representing Power Financial's share of a specific charge of $30 million recorded by Lifeco, as described further under "Great-West Lifeco Inc."

As a result, net earnings for the nine-month period ended September 30, 2006 were $1,681 million or $2.31 per share, compared with $1,220 million or $1.68 per share for the same period in 2005.

THIRD QUARTER RESULTS

For the quarter ended September 30, 2006, operating earnings of the Corporation were $439 million or $0.60 per share, compared with $414 million or $0.57 per share in the third quarter of 2005. This represents an increase of 4.8% on a per share basis.

Operating earnings on a per share basis would have increased by 12.7% based upon Lifeco's growth in net income on a constant currency basis.

Other items for the quarter in 2006 were $356 million or $0.50 per share, representing Power Financial's share of the gain recorded by GBL from the sale of its interest in Bertelsmann. In the corresponding period in 2005, items not included in operating earnings were a charge of $24 million or $0.03 per share in the aggregate, and were composed primarily of the Corporation's share, in the amount of $22 million or $0.03 per share, of a specific charge of $30 million recorded by Lifeco, as described further under "Great-West Lifeco Inc."

Therefore, net earnings were $795 million or $1.10 per share for the quarter ended September 30, 2006, compared with $390 million or $0.54 per share in 2005.

SUBSIDIARIES' AND AFFILIATE'S RESULTS

GREAT-WEST LIFECO INC.

Lifeco reported net income attributable to common shareholders of $1,384 million for the nine months ended September 30, 2006, compared with $1,286 million reported a year ago. On a per share basis, this result represents $1.554 for the nine-month period in 2006, an increase of 8% (16% on a constant currency basis), compared with $1.443 for the same period in 2005.

For the three-month period ended September 30, 2006, net income attributable to common shareholders was $477 million, compared with $421 million reported a year ago. On a per share basis, this result represents $0.537 for the three-month period ended September 30, 2006, an increase of 14% (24% on a constant currency basis), compared with $0.472 in 2005.

The 2005 results include restructuring charges and provision for expected losses arising from hurricane damage, which impacted earnings per common share for the nine months by $0.019 and $0.034, respectively, and for the quarter by $0.004 and $0.034, respectively. Excluding these amounts, Lifeco's earnings per share for 2006 grew 4% for the nine months and 5% for the quarter, which increases are reflected in Power Financial's operating earnings, and by 12% and 15% for the same periods on a constant currency basis.

IGM FINANCIAL INC.

IGM reported net income for the nine months ended September 30, 2006, excluding a non-cash income tax benefit described below, of $563.4 million, compared with net income of $505.2 million in 2005. Diluted earnings per share on that basis were $2.11 for the period, compared with $1.90 in 2005, an increase of 11.1%. The figures for 2006 exclude a non-cash income tax benefit of $13.7 million or $0.05 per share, recorded in the second quarter, resulting from decreases in the federal corporate income tax rates. Including this item, net income for the nine-month period ended September 30, 2006 was $577.1 million or $2.16 per share.

Net income for the three-month period ended September 30, 2006 was $191.4 million, compared with $176.6 million for the same period in 2005, an increase of 8.4%. Diluted earnings per share were $0.72 for the period, compared with $0.66 in 2005, an increase of 9.1%.

PARGESA HOLDING S.A.

Parjointco N.V. holds Power Financial's interest in Pargesa Holding S.A. For the nine-month and three-month periods ended September 30, 2006, Parjointco contributed $94 million and $12 million, respectively, to Power Financial's operating earnings, compared with $82 million and $19 million, respectively, in 2005. Contribution to other income was $343 million and $356 million, respectively, for the nine-month and three-month periods ended September 30, 2006. These figures include an amount of $356 million representing the Corporation's share of the gain recorded by GBL from the sale of its interest in Bertelsmann. For the nine-month and three-month periods in 2005, the contribution from Parjointco to other income was $11 million and $1 million, respectively.

On behalf of the Board of Directors,



Robert Gratton
Chairman of the Board
November 10, 2006



R. Jeffrey Orr
President and Chief Executive Officer

POWER FINANCIAL CORPORATION

TABLE OF CONTENTS

This document contains the management's discussion and analysis of operating results of Power Financial Corporation for the three months and nine months ended September 30, 2006 and the consolidated financial statements of the Corporation as at and for the three months and nine months ended September 30, 2006. This document has been filed with the securities commissions and similar authorities in Canada and mailed to shareholders of the Corporation in accordance with applicable securities laws.

POWER FINANCIAL CORPORATION

PART A

SEPTEMBER 30, 2006

POWER FINANCIAL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

The following is a discussion and analysis of the interim consolidated financial position and results of operations of Power Financial Corporation (Power Financial or the Corporation) for the three-month and nine-month periods ended September 30, 2006 (the Interim MD&A). This document should be read in conjunction with the unaudited interim consolidated financial statements of Power Financial and notes thereto for the three-month and nine-month periods ended September 30, 2006, management's discussion and analysis of operating results for the year ended December 31, 2005 (the 2005 MD&A), and the consolidated financial statements and notes thereto for the year ended December 31, 2005. Additional information relating to Power Financial, including the Annual Information Form, may be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS › Certain statements, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's or its subsidiaries' and affiliate's current expectations. These statements may include, without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power Financial, its subsidiaries or affiliate for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's, its subsidiaries' or affiliate's control, affect the operations, performance and results of the Corporation, its subsidiaries and affiliate, and their businesses, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's or its subsidiaries' or affiliate's ability to complete strategic transactions and integrate acquisitions and the Corporation's, its subsidiaries' or affiliate's success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's or its subsidiaries' and affiliate's forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

OVERVIEW

Power Financial is a holding company with substantial interests in the financial services industry through its controlling interests in Great-West Lifeco Inc. (Lifeco) and IGM Financial Inc. (IGM). Power Financial also holds an interest in Pargesa Holding S.A. (Pargesa), together with the Frère group of Belgium.

Parts B and C of this interim MD&A concerning Lifeco and IGM consist of their respective interim MD&A and financial statements, as prepared and disclosed by these companies. This information is also available either directly from SEDAR (www.sedar.com) or from the Web site of Lifeco (www.greatwestlifeco.com) or IGM (www.igmfinancial.com), respectively.

The information contained in part D, which relates to Pargesa, is based on information provided in Pargesa's public disclosure through the press release issued by Pargesa on November 8, including unaudited results for the nine-month period ended September 30, 2006. For more information about Pargesa, readers can access Pargesa's Web site (www.pargesa.ch).

As in previous years, Pargesa released its six-month results during the month of September. Parjointco N.V. (Parjointco) holds the Corporation's interest in Pargesa. The contribution from Parjointco reflected in the interim unaudited consolidated financial statements of Power Financial for the periods ended June 30, 2006 was therefore established by Power Financial on the basis of estimated figures. In accordance with the practice in prior years, the impact of the difference between these estimated figures and the six-month results has been recorded by Power Financial in the third quarter. The impact on Power Financial's third quarter operating earnings is a negative $2 million or $0.00 per share, while there was no impact on non-operating earnings in 2006. In 2005, the impact on operating earnings was a positive $3 million or $0.00 per share, while the impact on non-operating earnings was a negative $1 million, or $0.00 per share.

LIFECO

Lifeco has operations in Canada, the United States and Europe through its subsidiaries The Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life), The Canada Life Assurance Company (Canada Life), and Great-West Life & Annuity Insurance Company (GWL&A).

In Canada, Great-West Life and its operating subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West Life financial security advisers, and through a multi-channel network of brokers, advisers and financial institutions.

In the United States, GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The Europe segment is composed of two distinct primary business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG), and their subsidiaries.

At the end of September 2006, Power Financial and IGM held 70.6% and 4.2%, respectively, of Lifeco's common shares, representing approximately 65% of the voting rights attached to all outstanding Lifeco voting shares.

IGM

IGM is one of Canada's premier personal financial services companies and Canada's largest manager and distributor of mutual funds and other managed asset products. Its activities are carried out principally through its operating subsidiaries, Investors Group Inc. (Investors Group), Mackenzie Financial Corporation (Mackenzie), and Investment Planning Counsel Inc. (Investment Planning Counsel), which offer their own distinctive products and services through separate advice channels.

Investors Group, through a network of over 3,800 consultants nationwide (at September 30, 2006), offers comprehensive financial planning advice and services to its clients, including investment, retirement, estate and tax planning. Investors Group offers investment management, securities, insurance, banking and mortgage products and services to its clients through integrated financial planning.

Mackenzie is a leading investment management firm that was founded in 1967. Mackenzie provides investment advisory and related services. Mackenzie also provides management services to institutional accounts and provides trust and administrative services.

Investment Planning Counsel is an integrated financial services company focused on providing Canadians with high-quality financial products, services and advice, while helping them achieve their financial objectives. Investment Planning Counsel is the fifth largest financial planning firm in Canada.

At the end of September 2006, Power Financial and Great-West Life held 55.9% and 3.5%, respectively, of IGM's common shares.

PARGESA

Power Financial Europe B.V., a wholly owned subsidiary of Power Financial, and the Frère group each hold a 50% interest in Parjointco, which at the end of September 2006 held a 54.1% equity interest in Pargesa, representing 61.4% of the voting rights of that company. As previously disclosed, on March 30, 2006, Pargesa announced the issue and placement of SF600 million debentures convertible into new Pargesa bearer shares, through a public offering in Switzerland and an international private placement to institutional investors. Pargesa stated at the time that it intended to use the proceeds of the offering to subscribe for its 50% share of the €709 million capital increase previously announced by Groupe Bruxelles Lambert (GBL). Concurrently with this offering, Pargesa also issued SF60 million debentures convertible into new registered shares, which was fully subscribed by existing registered shareholders of Pargesa, including Parjointco.

The Pargesa group has substantial holdings in major companies based in Europe. These investments are held by Pargesa directly or through its affiliated Belgian holding company, GBL. As of September 30, 2006, its portfolio was composed of interests in various sectors, including oil, gas and chemicals through Total S.A. (Total); energy, water and waste services through Suez; specialty minerals through Imerys; and cement and building materials through Lafarge, in which GBL made its first investments during the second part of 2005.

Readers are reminded that, as previously disclosed, GBL sold to Bertelsmann its 25.1% equity interest in that company for cash consideration of €4.5 billion, generating a gain of approximately €2.4 billion for GBL. The transaction closed on July 4, 2006. The impact of this gain on Power Financial's non-operating earnings in the third quarter of 2006 was $356 million.

OUTSTANDING NUMBER OF COMMON SHARES

As of the date of this report, there were 704,813,680 common shares of the Corporation outstanding, unchanged from December 31, 2005.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The Consolidated Financial Statements of the Corporation have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and are presented in Canadian dollars.

INCLUSION OF PARGESA'S RESULTS

The investment in Pargesa is accounted for by Power Financial under the equity method. As described above, the Pargesa portfolio consists primarily of investments in Imerys, Total, Suez and Lafarge, which are held by Pargesa directly or through GBL. In the statement of earnings of GBL, the contribution from Total, Suez and Lafarge consists of the dividends received from these companies (Lafarge did not contribute to earnings in 2005 as the investments were made by GBL after Lafarge paid its annual dividend). As a consequence of the sale by GBL of its 25.1% equity interest in Bertelsmann in early July 2006, Bertelsmann ceased to contribute to Pargesa's earnings after the end of June 2006.

As already disclosed, Pargesa, which previously prepared its financial statements in accordance with Swiss generally accepted accounting principles, adopted IFRS at the end of 2005, and accordingly restated its 2005 interim financial results. As a result of adopting IFRS, Pargesa no longer amortizes goodwill in the preparation of its financial statements.

The contribution to Power Financial's earnings is based on the economic (flow-through) presentation of results used by Pargesa. Pursuant to this presentation, "operating income" and "non-operating income" are presented separately by Pargesa. Power Financial's share of non-operating income of Pargesa, after adjustments or reclassifications if necessary, is included as part of "Other income" in the Corporation's financial statements.

RESULTS OF POWER FINANCIAL CORPORATION

This section is an overview of the results of Power Financial. In this section, consistent with past practice, the contributions from Lifeco and IGM, which represent most of the earnings of Power Financial, are accounted for using the equity method in order to facilitate the discussion and analysis. This presentation has no impact on Power Financial's net earnings and is intended to assist readers in their analysis of the results of the Corporation.

NON-GAAP FINANCIAL MEASURES

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided in this section into the following components:

- operating earnings; and
- other items, which includes, but is not limited to, the impact on the Corporation's net earnings of "Other income" as presented in the Corporation's Consolidated Statements of Earnings (net of taxes and non-controlling interests, if any).

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Financial, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" excludes the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also excludes the Corporation's share of any such item presented in a comparable manner by Lifeco or IGM. Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

The following table shows a reconciliation of the non-GAAP financial measures discussed above with the financial statements of Power Financial.

NINE MONTHS ENDED SEPTEMBER 30			2006			2005
	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests	2,724		2,724	2,469	(33)	2,436
Share of earnings of affiliate	94		94	82		82
Earnings before other income, income taxes and non-controlling interests	2,818		2,818	2,551	(33)	2,518
Other income [charges]		343	343		(11)	(11)
Earnings before income taxes and non-controlling interests	2,818	343	3,161	2,551	(44)	2,507
Income taxes	741	(14)	727	657	(8)	649
Non-controlling interests	747	6	753	650	(12)	638
Net earnings	1,330	351	1,681	1,244	(24)	1,220
Per share	1.81	0.50	2.31	1.71	(0.03)	1.68

THREE MONTHS ENDED SEPTEMBER 30			2006			2005
	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests	949		949	823	(33)	790
Share of earnings of affiliate	12		12	19		19
Earnings before other income, income taxes and non-controlling interests	961		961	842	(33)	809
Other income [charges]		356	356		(3)	(3)
Earnings before income taxes and non-controlling interests	961	356	1,317	842	(36)	806
Income taxes	274		274	209	(3)	206
Non-controlling interests	248		248	219	(9)	210
Net earnings	439	356	795	414	(24)	390
Per share	0.60	0.50	1.10	0.57	(0.03)	0.54

REVIEW OF FINANCIAL PERFORMANCE

EARNINGS SUMMARY — CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS

	NINE MONTHS ENDED SEPTEMBER 30				THREE MONTHS ENDED SEPTEMBER 30			
		2006		2005		2006		2005
	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE
Contribution from subsidiaries and affiliate to operating earnings	1,383		1,304		456		436	
Results from corporate activities	(42)		(49)		(13)		(18)	
Sub-total	1,341		1,255		443		418	
Dividends on preferred shares, Series C and J	(11)		(11)		(4)		(4)	
Operating earnings[2]	1,330	1.81	1,244	1.71	439	0.60	414	0.57
Other items	351	0.50	(2)	-	356	0.50	(2)	-
Share of specific charge recorded by Lifeco			(22)	(0.03)			(22)	(0.03)
Net earnings	1,681	2.31	1,220	1.68	795	1.10	390	0.54

[1] Before dividends on perpetual preferred shares issued by the Corporation, which amounted to $19 million and $12 million in the third quarters of 2006 and 2005, respectively, and to $51 million and $38 million in the nine-month periods of 2006 and 2005, respectively.

[2] Operating earnings per share are calculated after deducting dividends on perpetual preferred shares (see above) from operating earnings.

OPERATING EARNINGS

Operating earnings for the nine-month period ended September 30, 2006 were $1,330 million, or $1.81 per share, compared with $1,244 million or $1.71 per share in the corresponding period of 2005. This represents a 6.1% increase on a per share basis.

For the three-month period ended September 30, 2006, operating earnings were $439 million, or $0.60 per share, compared with $414 million or $0.57 per share in the same period in 2005, which represents an increase of 4.8% on a per share basis.

SHARE OF OPERATING EARNINGS FROM SUBSIDIARIES AND AFFILIATE

Power Financial's share of operating earnings from its subsidiaries and affiliate increased by 6.0% in the nine-month period ended September 30, 2006, compared with the same period in 2005, from $1,304 million to $1,383 million. For the third quarter in 2006, compared with the corresponding period in 2005, the increase was 4.6% (from $436 million in 2005 to $456 million in 2006).

› Lifeco's contribution to Power Financial's operating earnings was $974 million for the nine-month period in 2006, compared with $939 million for the corresponding period in 2005. For the third quarter, the contribution from Lifeco to operating earnings was $336 million in 2006, compared with $320 million in 2005.

  Lifeco reported net earnings attributable to common shareholders of $1,384 million or $1.554 per share for the nine-month period in 2006, compared with earnings, before adjustments described below, of $1,333 million or $1.496 per share in the corresponding period in 2005. This represents an increase of 4% on a per share basis. For the third quarter, Lifeco reported net earnings of $477 million or $0.537 per share in 2006, compared with earnings, before adjustments, of $455 million or $0.510 per share in 2005, an increase of 5% on a per share basis.

  Lifeco's earnings before adjustments in 2005 excluded (i) the after-tax impact of restructuring costs related to the acquisition of Canada Life, which amounted to $17 million after tax or $0.019 per share in the nine-month period, and $4 million or $0.004 per share in the third quarter, as well as (ii) in the third quarter of 2005, a charge of $30 million after tax or $0.034 per share, related to provisions for expected losses arising from hurricane damage. Power Financial's share of these items was not recorded in operating earnings. Including the impact of restructuring costs and provisions for expected losses noted above, Lifeco's net earnings attributable to common shareholders were $1,286 million or $1.443 per share in the nine-month period ended September 30, 2005, and $421 million or $0.472 per share in the third quarter of 2005. On a per share basis, this represents increases of 8% and 14%, respectively, for the nine-month and three-month periods ended September 30, 2006, compared with the same periods in 2005.

› The contribution from IGM to Power Financial's operating earnings was $315 million for the nine-month period in 2006, compared with $283 million for the same period in 2005. For the three-month periods ended September 30, the contribution from IGM to operating earnings was $108 million in 2006, compared with $98 million in 2005.

  IGM reported earnings attributable to common shareholders, excluding the item mentioned below, of $563 million or $2.11 per share on a diluted basis for the nine-month period in 2006, compared with $505 million or $1.90 per share in the same period in 2005, an increase of 11.1% on a per share basis.

  The figures above exclude, in 2006, a $13.7 million ($0.05 per share) non-cash income tax benefit recorded by IGM in the second quarter, as described in more detail in Part C of this report related to IGM. Including this item, net earnings to common shareholders were $577 million or $2.16 per share in the nine-month period ended September 30, 2006. Power Financial's share of this item is not included in the contribution from IGM to the Corporation's operating earnings.

  For the third quarter, IGM reported earnings attributable to common shareholders of $191 million or $0.72 per share in 2006, compared with $177 million or $0.66 per share in 2005, for an increase of 9.1% on a per share basis.

› The contribution from the European affiliate to Power Financial's operating earnings was $94 million in the nine-month period ended September 30, 2006, compared with $82 million in the corresponding period in 2005. Readers are reminded that, as a consequence of the sale by GBL of its interest in Bertelsmann, the results of Pargesa starting in the third quarter of 2006 no longer include a contribution from this company. Pargesa's operating results for the nine-month period in 2006 compared with 2005 reflect, in particular, higher dividends received, as well as improved results from corporate activities.

  For the three-month periods ended September 30, the contribution was $12 million in 2006 (including the $2 million negative adjustment resulting from the release by Pargesa of its actual six-month results), compared with $19 million in 2005 (which included, as mentioned above, a positive $3 million adjustment).

  The contribution from Parjointco in 2006 continued to be affected by the strengthening of the Canadian dollar.

More discussion as to the results of Lifeco, IGM and Pargesa can be found in the respective sections of this report related to these companies.

RESULTS FROM CORPORATE ACTIVITIES

Results from corporate activities, before dividends on preferred shares Series C and J, were net charges of $42 million and $49 million in the nine-month periods of 2006 and 2005, respectively. For the third quarter, corporate results were a net charge of $13 million in 2006, compared with a net charge of $18 million in the third quarter of 2005. The variance reflects, in particular, higher income from investments in 2006 compared with 2005, resulting primarily from an increase in both average cash balances and returns, and lower interest expense, resulting primarily from the redemption of the $150 million debentures early in January 2006.

Dividends on preferred shares, Series C and J, which are classified as financing charges, amounted to $11 million and $4 million in the nine-month and three-month periods, respectively, of both 2006 and 2005.

OTHER ITEMS

For the nine-month period ended September 30, 2006, other items not included in operating earnings were a net profit of $351 million or $0.50 per share, consisting of Power Financial's share of non-operating earnings of Pargesa, as well as its share of the tax benefit recorded by IGM in the second quarter. Power Financial's share of non-operating earnings of the European affiliate was $343 million for the nine-month period, including primarily an amount of $356 million or $0.50 per share representing the impact of the gain recorded in connection with the sale by GBL of its interest in Bertelsmann.

Other income for the quarter ended September 30, 2006 was $356 million or $0.50 per share, again reflecting primarily the impact of the gain recorded in connection with the sale of GBL's interest in Bertelsmann.

In 2005, other items were a charge of $2 million in both the nine-month and three-month periods, and included Power Financial's share of restructuring costs recorded by Lifeco, as well as its share of Pargesa's estimated non-operating earnings.

SHARE OF SPECIFIC CHARGE RECORDED BY LIFECO

In 2005, Power Financial recorded a specific charge of $22 million or $0.03 per share representing the Corporation's share of the $30 million after-tax charge recorded by Lifeco in the third quarter of 2005 related to provisions for expected losses arising from hurricane damage.

NET EARNINGS

Net earnings for the nine-month period ended September 30, 2006 were $1,681 million or $2.31 per share, compared with $1,220 million or $1.68 per share in the corresponding period in 2005. For the third quarter ended September 30, net earnings were $795 million or $1.10 per share in 2006, compared with $390 million or $0.54 per share in 2005.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

CONDENSED SUPPLEMENTARY BALANCE SHEET

	SEPTEMBER 30, 2006	DECEMBER 31, 2005	SEPTEMBER 30, 2006	DECEMBER 31, 2005
	CONSOLIDATED BASIS		EQUITY BASIS[1]	
Assets				
Cash and cash equivalents	**5,054**	4,642	**723**	613
Investments at equity	**1,932**	1,501	**10,848**	9,807
Other investments	**91,149**	86,836		
Other assets	**27,382**	17,917	**77**	73
Total	**125,517**	110,896	**11,648**	10,493
Liabilities				
Policy liabilities				
Actuarial liabilities	**82,556**	71,268		
Other	**4,209**	3,787		
Other liabilities	**15,523**	14,483	**407**	395
Preferred shares of the Corporation	**300**	300	**300**	300
Preferred shares of subsidiaries	**1,329**	1,356		
Capital trust securities and debentures	**647**	648		
Debentures and other borrowings	**3,295**	3,377	**250**	400
	107,859	95,214	**957**	1,095
Non-controlling interests	**6,967**	6,284		
Shareholders' equity				
Perpetual preferred shares	**1,400**	1,200	**1,400**	1,200
Common shareholders' equity	**9,291**	8,198	**9,291**	8,198
Total	**125,517**	110,896	**11,648**	10,493
Consolidated assets and assets under administration	**306,485**	280,170		

[1] Condensed supplementary balance sheet of the Corporation with Lifeco and IGM accounted for using the equity method.

CONSOLIDATED BASIS

The consolidated balance sheets include Lifeco's and IGM's assets and liabilities. Please refer to Parts B and C of this Interim MD&A related to these subsidiaries, which respectively include a presentation of their balance sheets.

Total assets increased to $125,517 million at September 30, 2006, compared with $110,896 million at December 31, 2005. The increase in assets is mainly attributable to Lifeco and results primarily from an increase in funds held by ceding insurers of approximately $9.5 billion as a result of the agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. Preferred shares of the Corporation included in liabilities represent the two series of soft-retractable preferred shares (Series C and J), while preferred shares of subsidiaries represent soft-retractable preferred shares issued by Lifeco and IGM. Perpetual preferred shares issued by subsidiaries, totalling of $1,254 million at September 30, 2006, are classified under Non-controlling interests.

Assets under administration include segregated funds of Lifeco and IGM's mutual fund assets, at market values. The market value of Lifeco's segregated funds was $81 billion at the end of September 2006, compared with $75 billion at the end of 2005. IGM's mutual fund assets at market value, including those of Mackenzie and Investment Planning Counsel, were $99 billion at September 30, 2006, compared with $94 billion at the end of 2005.

EQUITY BASIS

Under the equity basis presentation, Lifeco and IGM are accounted for using the equity method. This presentation has no impact on Power Financial's shareholders' equity, but is intended to assist readers in isolating the contribution of Power Financial, as the parent company, to consolidated assets and liabilities.

Cash and cash equivalents held by Power Financial amounted to $723 million at the end of September 2006, compared with $613 million at the end of 2005. In 2006, Power Financial repaid the $150 million principal amount of its 7.65% debentures, which matured on January 5, 2006, and issued in the third quarter perpetual preferred shares, Series L, for gross proceeds of $200 million. In managing its own cash and cash equivalents, Power Financial may hold cash balances or invest in short-term paper or equivalents, as well as deposits, denominated in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, Power Financial from time to time enters into currency-hedging transactions with highly rated financial institutions.

At September 30, 2006, 99% of the $723 million of cash and cash equivalents were denominated in Canadian dollars.

Investments at equity, which represent the carrying value of Power Financial's investments in Lifeco, IGM and Parjointco, increased by $1,041 million to $10,848 million at the end of September 2006, compared with $9,807 million at the end of 2005. This increase is mainly due to:

› Power Financial's share of net earnings from its subsidiaries and affiliate, net of dividends received, for a net amount of $1,088 million; and

› a net $27 million negative variation in foreign currency translation adjustments, related principally to the Corporation's indirect investment in Lifeco's foreign operations and in Pargesa. The net negative variance reflects primarily the increase of the Canadian dollar versus the U.S. dollar at September 30, 2006 compared with December 31, 2005.

Debentures issued by the Corporation amounted to $250 million at September 30, 2006, unchanged from June 30, 2006, consisting of the 6.90% debentures due March 11, 2033. At December 31, 2005, the amount of debentures outstanding was $400 million and included the $150 million 7.65% debentures that were repaid on January 5, 2006.

CASH FLOWS

CONSOLIDATED CASH FLOWS

	NINE MONTHS ENDED SEPTEMBER 30		THREE MONTHS ENDED SEPTEMBER 30	
	2006	2005	2006	2005
Cash flow from operating activities	**3,517**	3,852	**1,529**	1,021
Cash flow from financing activities	**(486)**	(665)	**(333)**	(131)
Cash flow from investing activities	**(2,690)**	(2,004)	**(937)**	(154)
Effect of changes in exchange rates on cash and cash equivalents	**71**	(266)	**31**	(168)
Increase in cash and cash equivalents	**412**	917	**290**	568
Cash and cash equivalents, beginning of year	**4,642**	3,623	**4,764**	3,972
Cash and cash equivalents, end of year	**5,054**	4,540	**5,054**	4,540

On a consolidated basis, cash and cash equivalents increased by $412 million in the nine-month period ended September 30, 2006, compared with an increase of $917 million in the corresponding period in 2005.

Operating activities produced a net inflow of $3,517 million in the nine-month period in 2006, compared with a net inflow of $3,852 million in the corresponding period in 2005.

› For the nine-month period in 2006, Lifeco's cash flow from operations was $3,095 million compared with $3,440 million in 2005. The decrease in cash flow from operations is mainly due to changes in Funds Held Under Reinsurance Contracts and the reduction and payment of other liabilities. For the three-month period ended September 30, 2006, cash flow from operations increased compared with the same period in 2005, due mainly to higher premium income and investment income, partially offset by higher payments to policyholders. In the nine-month period in 2006, cash was used to acquire additional invested assets of $2,515 million supporting policy liabilities.

› Operating activities of IGM, before payment of commissions, generated $728 million in the nine-month period ended September 30, 2006, as compared to $722 million in the same period in 2005. Cash commissions paid were $270 million in the nine-month period in 2006, compared with $268 million in the same period in 2005.

Cash flows from financing activities, which include dividends paid on the Corporation's common and preferred shares as well as dividends paid by subsidiaries to non-controlling interests, resulted in a net outflow of $486 million in the nine-month period ended September 30, 2006, compared with net outflows of $665 million in the corresponding period in 2005.

Financing activities during the nine-month period ended September 30, 2006 compared to the same period in 2005 include, in particular:

› Dividends paid on a consolidated basis in 2006 of $862 million, compared with $735 million in 2005.

› Repayment of debentures and other borrowings of $400 million, consisting of the redemption by Power Financial of its $150 million debentures that matured in January 2006, and the repayment of $250 million of subordinated debentures by a subsidiary of Lifeco.

› Repurchase for cancellation by subsidiaries of the Corporation of their common shares in the amount of $56 million in 2006, compared with $65 million in the nine-month period in 2005.

› Issue of preferred shares by the Corporation in the amount of $200 million and by Lifeco in the amount of $300 million.

› Issue of subordinated debentures by a subsidiary of Lifeco in the amount of $336 million (US$300 million).

Cash flow from investing activities resulted in net outflows of $2,690 million in the nine-month period in 2006, compared with net outflows of $2,004 million in the same period in 2005.

- Investing activities at Lifeco in 2006 resulted in a net outflow of $2,515 million compared with $1,952 million in the period in 2005.
- Investing activities at IGM were a net outflow of $175 million in the nine-month period ended September 30, 2006, compared with a net outflow of $60 million in the corresponding period in 2005.

Cash flows from activities of Lifeco and IGM are described in Parts B and C of this Interim MD&A related to these subsidiaries, respectively.

CORPORATE CASH FLOWS

Power Financial is a holding company. As such, corporate cash flows from operations, before payment of dividends, are principally made up of dividends received from its subsidiaries and affiliate and income from investments, less operating expenses, financing charges and taxes. The ability of Lifeco and IGM, which are also holding companies, to meet their obligations generally and pay dividends depends in particular upon receipt of sufficient funds from their subsidiaries. The payment of interest and dividends by Lifeco's principal subsidiaries is subject to restrictions set out in relevant insurance and corporate laws and regulations, which require that solvency and capital standards be maintained. As well, the capitalization of Lifeco's principal subsidiaries takes into account the views expressed by the various credit rating agencies that provide ratings related to financial strength and other measures to those companies. The payment of dividends by IGM's principal subsidiaries is subject to corporate laws and regulations which require that solvency standards be maintained. In addition, certain subsidiaries of IGM must also comply with capital or liquidity requirements established by regulatory authorities.

Dividends declared by Lifeco and IGM in the nine-month period ended September 30, 2006 on their common shares amounted to $0.6875 and $1.1375 per share, respectively, compared with $0.60 and $0.99 per share, respectively, in the corresponding period in 2005.

Pargesa pays its dividend annually in the second quarter. The dividend paid in 2006 amounted to SF2.15 per bearer share, compared with SF2.00 in 2005.

At its meeting held on November 10, 2006, the Board of Directors of Power Financial declared a quarterly dividend of $0.2675 per common share payable February 1, 2007 to shareholders of record December 29, 2006, compared with $0.2500 per common share for the previous quarter.

SHAREHOLDERS' EQUITY

Common shareholders' equity was $9,291 million at the end of September 2006, compared with $8,198 million at December 31, 2005. The increase of $1,093 million is mainly due to:

- a $1,106 million increase in retained earnings; and
- a net $27 million negative variation in foreign currency translation adjustments, resulting primarily from the Corporation's indirect investments in Lifeco's foreign operations and in Pargesa, as explained above.

No common shares were issued by the Corporation during the nine-month period ended September 30, 2006 pursuant to the Employee Stock Option Plan, or otherwise.

Book value per common share of the Corporation was $13.18 at the end of September 2006, compared with $11.63 at the end of 2005.

On August 4, 2006, the Corporation issued 8,000,000 Non-Cumulative First Preferred Shares, Series L, carrying a 5.10% annual dividend, for gross proceeds of $200 million. As a result, the Corporation now has eight series of perpetual preferred shares outstanding with an aggregate stated value of $1,400 million, compared with $1,200 million at the end of 2005.

RATINGS OF THE CORPORATION

As of the date hereof, ratings of certain of the Corporation's securities are as follows:

	DOMINION BOND RATING SERVICE[1]	STANDARD & POOR'S RATINGS SERVICES[2]
Senior debentures	AA [low]	A+
Preferred shares		
Cumulative	Pfd-1 [low]	Canadian scale P1 [low] Global scale A-
Non-cumulative	Pfd-1 [low]	Canadian scale P1 [low] Global scale A-

[1] The ratings on the Senior Debentures, Cumulative First Preferred Shares (Series A) and Non-Cumulative First Preferred Shares of the Corporation were upgraded on April 18, 2006. The trends remain stable.

[2] The outlook and the Corporation's ratings are stable.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

There were no material changes to the critical accounting estimates from those reported at December 31, 2005 (please refer to the 2005 MD&A).

FUTURE ACCOUNTING CHANGES

As noted in the 2005 MD&A, the Corporation is currently evaluating the impact on its Consolidated Financial Statements of the following new requirement:

› new standards addressing the recognition and measurement of financial instruments and the application of hedge accounting and comprehensive income, which will be effective for the Corporation on January 1, 2007. Part B of this report contains more information on the potential impacts of the new standards on Lifeco's and, consequently, the Corporation's financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

The following should be read in conjunction with the Notes to the 2005 Consolidated Financial Statements.

SECURITIZATIONS › There were no changes to IGM's liquidity management practices related to securitizations during the nine-month period ended September 30, 2006. During the three-month period ended September 30, 2006, IGM entered into securitization transactions through its mortgage banking operations with proceeds of $387 million, compared with $57 million in the corresponding period in 2005. Securitized loans serviced at September 30, 2006 totalled $1,357 million and the fair value of IGM's retained interest was $37 million. This compares with $562 million and $18 million, respectively, at September 30, 2005.

DERIVATIVE FINANCIAL INSTRUMENTS › In the course of their activities, the Corporation and its subsidiaries use derivative financial instruments. When using such derivatives, they only act as limited end-users and not as market makers in such derivatives. There have been no changes to the Corporation's and its subsidiaries' policies and procedures with respect to the use of derivative instruments during the nine-month period ended September 30, 2006. During the third quarter of 2006, IGM increased the outstanding notional amount of interest rate swaps by $478 million to $1,845 million. However, IGM's exposure to credit risk, which is limited to the current fair value of those instruments, which are in a gain position, remained relatively unchanged. IGM utilizes interest rate swaps in order to reduce the impact of fluctuating interest rates on its mortgage banking operations. Other than as noted with respect to IGM, there has not been a significant change in either the notional amount outstanding other than in the normal course of operations, or in the exposure to credit risk that represents the market value of those instruments, which are in a gain position as at September 30, 2006. For an overview of the use of derivative financial instruments, please refer to the 2005 MD&A and to Notes 1 and 22 to the 2005 Consolidated Financial Statements.

LETTERS OF CREDIT › In the normal course of its Reinsurance business, Lifeco provides letters of credit (LOC) to other parties or beneficiaries. Through certain of its operating subsidiaries, Lifeco has provided LOC to both external and internal parties, which are described in the paragraph "Liquidity Risk (Letters of Credit)" included in the Lifeco section of the 2005 MD&A, as well as in Note 24 to the 2005 Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

There have been no material changes in the contractual obligations of the Corporation or its subsidiaries from those reported at December 31, 2005.

On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This acquisition is not expected to have a material effect on the consolidated financial position of the Corporation.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

For an overview of financial instruments at December 31, 2005, please refer to the 2005 MD&A as well as to Note 21 to the 2005 Consolidated Financial Statements.

Changes in both the carrying values and the fair values of financial instruments did not have a significant impact on the financial condition of the Corporation or its subsidiaries for the nine-month period ended September 30, 2006. In addition, there were no significant changes in the risks related to these financial instruments and the policies and procedures designed to manage these risks during the period.

SUMMARY OF QUARTERLY RESULTS

In this table, all per share amounts are presented on a post-subdivision basis.

			2006				2005				2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	**7,183**	7,236	6,290	7,095	5,738	6,288	6,979	6,269	5,456	6,398	5,799
Operating earnings[1][2][3]	**439**	483	408	450	414	449	381	406	381	413	338
per share — basic	**0.60**	0.66	0.56	0.61	0.57	0.62	0.52	0.56	0.52	0.57	0.46
Other items[2]	**356**	(5)	-	(9)	(24)	2	(2)	(6)	(4)	18	(3)
per share — basic	**0.50**	(0.01)	-	(0.01)	(0.03)	0.00	(0.00)	(0.01)	(0.00)	0.02	(0.00)
Net earnings	**795**	478	408	441	390	451	379	400	377	431	335
per share — basic	**1.10**	0.65	0.56	0.60	0.54	0.62	0.52	0.55	0.52	0.59	0.46
per share — diluted	**1.10**	0.65	0.55	0.60	0.53	0.62	0.52	0.55	0.52	0.59	0.46

[1] The contribution from Pargesa to operating earnings includes Pargesa's share of the dividends paid by Total and Suez, and, starting in 2006, its share of the dividends paid by Lafarge, as well as, for the last time in 2006, Pargesa's share of the portion of the dividend received by GBL from Bertelsmann, which is considered a preferred dividend [Pargesa's share: SF37 million in 2006, SF30 million in 2005 and SF50 million in 2004] and thus recorded as income. These dividends contribute significantly to Pargesa's operating results. Dividends from Suez, Lafarge and Bertelsmann are received once a year, during the second quarter. Total, which also used to pay its annual dividend in one installment during the second quarter, started in the fall of 2004 to pay its dividend in two installments. In 2004, Pargesa's contribution to operating earnings of Power Financial includes, in the second quarter of 2004, its share of the full annual dividend paid by Total related to 2003, which amounted to €4.70 per share, as well as, in the fourth quarter, the first interim dividend, related to fiscal 2004, which amounted to €2.40 per share. For 2005 and beyond, it includes in the second quarter the final portion of the dividend related to the previous fiscal year, and in the fourth quarter the interim dividend related to the current fiscal year.

[2] Lifeco recorded, in the third and fourth quarters of 2005, reinsurance provisions of $30 million and $13 million after tax, respectively, for expected losses arising from hurricane damages in 2005. Power Financial's share of this specific charge was $22 million or $0.03 per share in the third quarter, and $9 million or $0.01 per share in the fourth quarter of 2005. In addition, Other items also included, in 2004 and in the first three quarters of 2005, Power Financial's share of restructuring costs recorded by Lifeco in connection with the acquisition of Canada Life.

Other items also include, in the second quarter of 2006, the Corporation's share of tax benefits recorded by IGM (please also refer to Part C of this report related to IGM).

[3] For a definition of this non-GAAP financial measure, please refer to Results of Power Financial Corporation—Non-GAAP Financial Measures.

CONSOLIDATED BALANCE SHEETS

[in millions of dollars]	SEPTEMBER 30, 2006 [unaudited]	DECEMBER 31, 2005
Assets		
Cash and cash equivalents	5,054	4,642
Investments		
Shares	4,125	3,930
Bonds	62,558	59,298
Mortgages and other loans	15,722	15,118
Loans to policyholders	6,692	6,646
Real estate	2,052	1,844
	91,149	86,836
Funds held by ceding insurers [Note 11]	11,596	2,556
Investment in affiliate, at equity	1,932	1,501
Intangible assets	2,491	2,353
Goodwill	8,223	8,203
Future income taxes	387	460
Other assets	4,685	4,345
	125,517	110,896
Liabilities		
Policy liabilities		
Actuarial liabilities [Note 11]	82,556	71,263
Other	4,209	4,023
Deposits and certificates	720	693
Funds held under reinsurance contracts	3,433	4,089
Debentures and other borrowings [Note 2]	3,295	3,377
Preferred shares of the Corporation [Note 4]	300	300
Preferred shares of subsidiaries	1,329	1,356
Capital trust securities and debentures [Note 3]	647	648
Future income taxes	806	830
Other liabilities	10,564	8,635
	107,859	95,214
Non-controlling interests	6,967	6,284
Shareholders' Equity		
Stated capital [Note 4]		
Perpetual preferred shares	1,400	1,200
Common shares	593	593
Contributed surplus	52	38
Retained earnings	9,355	8,249
Foreign currency translation adjustments	(709)	(682)
	10,691	9,398
	125,517	110,896

CONSOLIDATED STATEMENTS OF EARNINGS

[unaudited] [in millions of dollars, except per share amounts]	THREE MONTHS ENDED SEPTEMBER 30 2006	THREE MONTHS ENDED SEPTEMBER 30 2005	NINE MONTHS ENDED SEPTEMBER 30 2006	NINE MONTHS ENDED SEPTEMBER 30 2005
Revenues				
Premium income	4,332	3,186	12,471	11,530
Net investment income	1,612	1,410	4,512	4,088
Fee income	1,239	1,142	3,726	3,387
	7,183	5,738	20,709	19,005
Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	4,871	3,650	13,831	12,547
Commissions	523	465	1,592	1,467
Operating expenses	752	748	2,308	2,302
Financing charges [Note 5]	88	85	254	253
	6,234	4,948	17,985	16,569
	949	790	2,724	2,436
Share of earnings of affiliate	12	19	94	82
Other income [charges], net [Note 6]	356	(3)	343	(11)
Earnings before income taxes and non-controlling interests	1,317	806	3,161	2,507
Income taxes	274	206	727	649
Non-controlling interests	248	210	753	638
Net earnings	795	390	1,681	1,220
Earnings per common share [Note 7]				
Basic	1.10	0.54	2.31	1.68
Diluted	1.10	0.53	2.30	1.67

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

NINE MONTHS ENDED SEPTEMBER 30 [unaudited] [in millions of dollars]	2006	2005
Retained earnings, beginning of year	8,249	7,267
Add		
Net earnings	1,681	1,220
	9,930	8,487
Deduct		
Dividends		
Perpetual preferred shares	51	38
Common shares	516	449
Other	8	3
	575	490
Retained earnings, end of period	9,355	7,997

CONSOLIDATED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
[unaudited] [in millions of dollars]	2006	2005	2006	2005
Operating activities				
Net earnings	795	390	1,681	1,220
Non-cash charges [credits]				
Increase [decrease] in policy liabilities	1,172	107	1,575	1,565
Decrease [increase] in funds held by ceding insurers	40	127	471	357
Increase [decrease] in funds held under reinsurance contracts	(524)	79	(621)	11
Amortization and depreciation	23	24	72	75
Future income taxes	(15)	(75)	60	59
Non-controlling interests	248	210	753	638
Other	(325)	(1)	(269)	368
Change in non-cash working capital	115	160	(205)	(441)
	1,529	1,021	3,517	3,852
Financing activities				
Dividends paid				
By subsidiaries to non-controlling interests	(108)	(89)	(309)	(258)
Perpetual preferred shares	(16)	(12)	(49)	(38)
Common shares	(176)	(154)	(504)	(439)
	(300)	(255)	(862)	(735)
Issue of perpetual preferred shares [Note 4]	200	-	200	-
Issue of common shares by subsidiaries	7	8	31	24
Repurchase of common shares by subsidiaries	(19)	(26)	(56)	(65)
Issue of preferred shares by a subsidiary	-	300	300	300
Repurchase of preferred shares by a subsidiary	(18)	-	(30)	-
Issue of subordinated debentures [Note 2]	-	-	336	-
Repayment of debentures and other borrowings	(250)	(150)	(400)	(150)
Other	47	(8)	(5)	(39)
	(333)	(131)	(486)	(665)
Investment activities				
Bond sales and maturities	7,351	5,110	20,683	18,666
Mortgage loan repayments	523	611	1,434	2,178
Sales of shares	477	408	1,118	1,072
Real estate sales	129	6	174	74
Proceeds from securitizations [Note 9]	386	57	1,019	188
Change in loans to policyholders	(19)	(12)	(239)	(184)
Change in repurchase agreements	14	(163)	132	227
Acquisition of intangible assets [Note 11]	(141)	-	(141)	-
Investment in bonds	(7,586)	(4,904)	(22,091)	(19,974)
Investment in mortgage loans	(1,268)	(659)	(3,163)	(2,644)
Investment in shares	(396)	(441)	(1,084)	(1,209)
Investment in real estate	(399)	(186)	(515)	(411)
Other	(8)	19	(17)	13
	(937)	(154)	(2,690)	(2,004)
Effect of changes in exchange rates on cash and cash equivalents	31	(168)	71	(266)
Increase in cash and cash equivalents	290	568	412	917
Cash and cash equivalents, beginning of period	4,764	3,972	4,642	3,623
Cash and cash equivalents, end of period	5,054	4,540	5,054	4,540

POWER FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED] SEPTEMBER 30, 2006

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements of Power Financial Corporation at September 30, 2006 have been prepared in accordance with generally accepted accounting principles in Canada (GAAP). These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2005. These interim unaudited consolidated financial statements do not include all disclosures required for annual financial statements.

The interim unaudited consolidated statements have been prepared using the same accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2005.

COMPARATIVE FIGURES

Certain of the 2005 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

NOTE 2 DEBENTURES AND OTHER BORROWINGS

	SEPTEMBER 30, 2006	DECEMBER 31, 2005
Power Financial Corporation		
7.65% debentures, repaid January 5, 2006	–	150
6.90% debentures, due March 11, 2033	**250**	250
IGM Financial Inc.		
6.75% debentures 2001 Series, due May 9, 2011	**450**	450
6.58% debentures 2003 Series, due March 7, 2018	**150**	150
6.65% debentures 1997 Series, due December 13, 2027	**125**	125
7.45% debentures 2001 Series, due May 9, 2031	**150**	150
7.00% debentures 2002 Series, due December 31, 2032	**175**	175
7.11% debentures 2003 Series, due March 7, 2033	**150**	150
Great-West Lifeco Inc.		
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured, repaid September 19, 2006	–	256
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**204**	206
6.75% debentures due August 10, 2015, unsecured	**200**	200
6.14% debentures due March 21, 2018, unsecured	**200**	200
6.40% subordinated debentures due December 11, 2028, unsecured	**101**	101
6.74% debentures due November 24, 2031, unsecured	**200**	200
6.67% debentures due March 21, 2033, unsecured	**400**	400
6.625% deferrable debentures due November 15, 2034, unsecured [US$175 million]	**196**	205
7.153% subordinated debentures due May 16, 2046, unsecured [US$300 million]	**336**	–
Other notes payable with interest rate of 8.0%	**8**	9
	3,295	3,377

During the second quarter of 2006, Great-West Lifeco Inc. (Lifeco) issued $336 million (US$300 million) in Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through its wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable at the principal amount plus any accrued and unpaid interest after May 16, 2016.

NOTE 3 CAPITAL TRUST SECURITIES AND DEBENTURES

	SEPTEMBER 30, 2006	DECEMBER 31, 2005
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured [GWLCT]	350	350
6.679% senior debentures due June 30, 2052, unsecured [CLCT]	300	300
7.529% senior debentures due June 30, 2052, unsecured [CLCT]	150	150
	800	800
Acquisition related fair market value adjustment	32	34
Capital trust securities held by consolidated group as temporary investments	(185)	(186)
	647	648

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350 million, and Canada Life Capital Trust (CLCT), a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million.

NOTE 4 CAPITAL STOCK AND STOCK OPTION PLAN

STATED CAPITAL

AUTHORIZED

Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series and of common shares.

ISSUED AND OUTSTANDING

	SEPTEMBER 30, 2006		DECEMBER 31, 2005	
	NUMBER OF SHARES	STATED CAPITAL	NUMBER OF SHARES	STATED CAPITAL
Preferred Shares [classified as liabilities]				
Series C First Preferred Shares	6,000,000	150	6,000,000	150
Series J First Preferred Shares	6,000,000	150	6,000,000	150
		300		300
Perpetual Preferred Shares				
Series A First Preferred Shares	4,000,000	100	4,000,000	100
Series D First Preferred Shares	6,000,000	150	6,000,000	150
Series E First Preferred Shares	8,000,000	200	8,000,000	200
Series F First Preferred Shares	6,000,000	150	6,000,000	150
Series H First Preferred Shares	6,000,000	150	6,000,000	150
Series I First Preferred Shares	8,000,000	200	8,000,000	200
Series K First Preferred Shares	10,000,000	250	10,000,000	250
Series L First Preferred Shares	8,000,000	200	-	-
		1,400		1,200
Common shares	704,813,680	593	704,813,680	593

NOTE 4 CAPITAL STOCK AND STOCK OPTION PLAN [CONTINUED]

During the third quarter of 2006, the Corporation issued 8,000,000 5.10% Non-Cumulative First Preferred Shares, Series L for cash proceeds of $200 million. The 5.10% Non-Cumulative First Preferred Shares, Series L are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.2750 per share per annum. On and after October 31, 2011, the Corporation may redeem for cash the Series L First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to October 31, 2012, $25.75 if redeemed thereafter and prior to October 31, 2013, $25.50 if redeemed thereafter and prior to October 31, 2014, $25.25 if redeemed thereafter and prior to October 31, 2015 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

STOCK-BASED COMPENSATION

During the nine months ended September 30, 2006, no options were granted under the Corporation's stock option plan. During the second quarter of 2005, 2,015,000 options were granted under the Corporation's stock option plan (no options were granted in the first and third quarters of 2005).

The fair value of these options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2006	2005
Dividend yield	–	2.4%
Expected volatility	–	21.0%
Risk-free interest rate	–	4.3%
Expected life [years]	–	9
Fair value per option granted [$/option]	–	$8.10

Compensation expense relating to stock options granted by the Corporation and its subsidiaries amounted to $7 million in the third quarter of 2006 ($8 million in 2005) and $19 million for the nine months ended September 30, 2006 ($17 million in 2005).

Options were outstanding at September 30, 2006 to purchase, until May 11, 2015, up to an aggregate of 8,425,000 common shares, at various prices from $6.65938 to $32.235 per share. During the nine months ended September 30, 2006 and 2005, no common shares were issued under the Corporation's plan.

NOTE 5 FINANCING CHARGES

Financing charges include interest on debentures and other borrowings, together with distributions and interest on capital trust securities and debentures, and dividends on preferred shares classified as liabilities.

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2006	2005	2006	2005
Interest on debentures and other borrowings	61	56	171	169
Preferred share dividends	18	20	55	56
Interest on capital trust debentures	13	13	37	37
Distributions on capital trust securities held by consolidated group as temporary investments	(4)	(4)	(9)	(9)
	88	85	254	253

NOTE 6 OTHER INCOME [CHARGES], NET

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2006	2005	2006	2005
Share of Pargesa's non-operating earnings	356	1	343	11
Restructuring costs — Lifeco	–	(4)	–	(22)
	356	(3)	343	(11)

The share of Pargesa's non-operating earnings includes an amount of $356 million, which represents the Corporation's share of the gain resulting from the disposal by Groupe Bruxelles Lambert of its 25.1% equity interest in Bertelsmann AG.

NOTE 7 EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2006	2005	2006	2005
Net earnings	**795**	390	**1,681**	1,220
Dividends on perpetual preferred shares	**(19)**	(12)	**(51)**	(38)
Net earnings available to common shareholders	**776**	378	**1,630**	1,182
Weighted number of common shares outstanding [millions]				
— Basic	**704.8**	704.8	**704.8**	704.8
Exercise of stock options	**8.4**	8.4	**8.4**	8.4
Shares assumed to be repurchased with proceeds from exercise of stock options	**(5.3)**	(5.2)	**(5.3)**	(5.4)
Weighted number of common shares outstanding [millions] — Diluted	**707.9**	708.0	**707.9**	707.8

NOTE 8 PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The total benefit costs included in operating expenses are as follows:

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2006	2005	2006	2005
Pension plans	**20**	21	**63**	57
Other post-retirement benefits	**5**	12	**19**	36
	25	33	**82**	93

NOTE 9 SECURITIZATIONS

During the third quarter of 2006, IGM Financial Inc. (IGM) securitized $390 million (2005 — $57 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $386 million (2005 — $57 million). IGM's retained interest in the securitized loans was valued at $10 million (2005 — $2 million). A pre-tax gain on sale of $4 million (2005 — gain of $1 million) was recognized and reported in Net investment income in the Consolidated Statements of Earnings.

During the nine months ended September 30, 2006, IGM securitized $1,026 million (2005 — $189 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $1,019 million (2005 — $188 million). IGM's retained interest in the securitized loans was valued at $17 million (2005 — $6 million). A pre-tax gain on sale of $1 million (2005 — gain of $4 million) was recognized and reported in Net investment income in the Consolidated Statements of Earnings.

NOTE 10 SEGMENTED INFORMATION

INFORMATION ON PROFIT MEASURE

THREE MONTHS ENDED SEPTEMBER 30, 2006	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	4,332	–	–	–	4,332
Net investment income	1,577	55	–	(20)	1,612
Fee income	658	588	–	(7)	1,239
	6,567	643	–	(27)	7,183
Expenses					
Insurance claims	4,871	–	–	–	4,871
Commissions	325	206	–	(8)	523
Operating expenses	604	134	–	14	752
Financing charges	54	22	–	12	88
	5,854	362	–	18	6,234
	713	281	–	(45)	949
Share of earnings of affiliate	–	–	12	–	12
Other income [charges], net	–	–	356	–	356
Earnings before the following:	713	281	368	(45)	1,317
Income taxes	186	89	–	(1)	274
Non-controlling interests	191	84	–	(27)	248
Contribution to consolidated net earnings	336	108	368	(17)	795

INFORMATION ON PROFIT MEASURE

THREE MONTHS ENDED SEPTEMBER 30, 2005	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	3,186	–	–	–	3,186
Net investment income	1,396	39	–	(25)	1,410
Fee income	606	548	–	(12)	1,142
	5,188	587	–	(37)	5,738
Expenses					
Insurance claims	3,650	–	–	–	3,650
Commissions	294	184	–	(13)	465
Operating expenses	598	135	–	15	748
Financing charges	49	23	–	13	85
	4,591	342	–	15	4,948
	597	245	–	(52)	790
Share of earnings of affiliate	–	–	19	–	19
Other income [charges], net	(4)	–	1	–	(3)
Earnings before the following:	593	245	20	(52)	806
Income taxes	140	69	–	(3)	206
Non-controlling interests	157	80	–	(27)	210
Contribution to consolidated net earnings	296	96	20	(22)	390

NOTE 10 SEGMENTED INFORMATION [CONTINUED]

INFORMATION ON PROFIT MEASURE

NINE MONTHS ENDED SEPTEMBER 30, 2006	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	12,471	–	–	–	12,471
Net investment income	4,416	162	–	(66)	4,512
Fee income	1,982	1,764	–	(20)	3,726
	18,869	1,926	–	(86)	20,709
Expenses					
Insurance claims	13,831	–	–	–	13,831
Commissions	999	614	–	(21)	1,592
Operating expenses	1,842	425	–	41	2,308
Financing charges	152	66	–	36	254
	16,824	1,105	–	56	17,985
	2,045	821	–	(142)	2,724
Share of earnings of affiliate	–	–	94	–	94
Other income [charges], net	–	–	343	–	343
Earnings before the following:	2,045	821	437	(142)	3,161
Income taxes	491	242	–	(6)	727
Non-controlling interests	580	256	–	(83)	753
Contribution to consolidated net earnings	974	323	437	(53)	1,681

INFORMATION ON PROFIT MEASURE

NINE MONTHS ENDED SEPTEMBER 30, 2005	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	11,530	–	–	–	11,530
Net investment income	4,015	136	–	(63)	4,088
Fee income	1,808	1,603	–	(24)	3,387
	17,353	1,739	–	(87)	19,005
Expenses					
Insurance claims	12,547	–	–	–	12,547
Commissions	954	537	–	(24)	1,467
Operating expenses	1,849	414	–	39	2,302
Financing charges	146	68	–	39	253
	15,496	1,019	–	54	16,569
	1,857	720	–	(141)	2,436
Share of earnings of affiliate	–	–	82	–	82
Other income [charges], net	(22)	–	11	–	(11)
Earnings before the following:	1,835	720	93	(141)	2,507
Income taxes	441	214	–	(6)	649
Non-controlling interests	487	225	–	(74)	638
Contribution to consolidated net earnings	907	281	93	(61)	1,220

NOTE 11 ACQUISITIONS

a) In the third quarter of 2006, Mackenzie Financial Corporation (Mackenzie), a subsidiary of IGM, acquired the assets of Cundill Investment Research Ltd. and related entities (Cundill group) for cash consideration, including transaction and other related costs. There is contingent consideration due if certain future revenue and assets under management targets are met. The preliminary purchase price has been allocated to intangible assets and will be completed as soon as Mackenzie has gathered all the significant information considered necessary in order to finalize this allocation.

b) During the second quarter of 2006, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. Under the terms of the agreement, Canada Life Limited assumed this business on an indemnity reinsurance basis with an effective date of January 1, 2006. Arrangements are being made to transfer the policies to Lifeco and the transfer is expected to be completed in the first quarter of 2007, subject to regulatory and court approval. The transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $9.5 billion (£4.6 billion) on the Consolidated Balance Sheet at September 30, 2006.

c) During the second quarter of 2006, Great-West Life & Annuity Insurance Company (GWL&A) entered into a reinsurance agreement to acquire several parts of the full service-bundled, small and midsize 401(k), as well as some defined benefit plan business, of Metropolitan Life Insurance Company and its affiliates. The acquisition also includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. The transaction closed on October 2, 2006, and is expected to increase assets and policyholder liabilities by approximately $1.6 billion (US$1.4 billion) on the Consolidated Balance Sheet. In addition, Lifeco will receive fee income by providing administrative services and record-keeping functions on approximately $7.1 billion (US$6.3 billion) of participant account values.

   In anticipation of a large receipt of cash in early October associated with the above transaction, Lifeco purchased approximately $1.6 billion (US$1.4 billion) of U.S. government securities at close of business on September 29, 2006 in order to fix the interest rate earned. These purchases coincided with the pricing of the reinsurance transaction which settled on October 2, 2006. The securities purchases settled in early October. The transaction resulted in an increase in invested assets and a corresponding increase in other liabilities of approximately $1.6 billion (US$1.4 billion) at September 30, 2006.

d) On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This transaction is not expected to have a material impact on the financial position of the Corporation.

NOTE 12 REINSURANCE TRANSACTION

During the third quarter of 2006, GWL&A recaptured a reinsurance agreement on certain blocks of group annuity business. The recaptured premiums of $562 million associated with the transaction have been recorded in the Consolidated Statements of Earnings as an increase in premium income with a corresponding increase to the change in actuarial liabilities. For the Consolidated Balance Sheet, this transaction resulted in a reduction of $557 million to funds held under reinsurance contracts with a corresponding increase in policyholder liabilities.

GREAT-WEST LIFECO INC.

PART B

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL STATEMENTS AND NOTES

SEPTEMBER 30, 2006

Please note that the bottom of each page in Part B contains two different page numbers. A page number with the prefix "B" refers to the number of such page in this document and the page number without any prefix refers to the number of such page in the original document issued by Great-West Lifeco Inc.

The attached documents concerning Great-West Lifeco Inc. are documents prepared and publicly disclosed by such subsidiary. Certain statements in the attached documents, other than statements of historical fact, are forward-looking statements based on certain assumptions and the current expectations of the subsidiary as set forth therein. The reader is cautioned to consider these statements carefully and not to put undue reliance on forward-looking statements. For further information provided by the subsidiary as to the material factors that could cause actual results to differ materially from a conclusion, forecast or projection in the forward-looking information and the material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection set out in the forward-looking information, please see the attached documents, including the section entitled Forward-Looking Information.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Interim Report
For the nine months ended September 30, 2006

Dated: November 1, 2006

The Management's Discussion and Analysis (MD&A) presents management's view of the financial condition, results of operations and cash flows of Great-West Lifeco Inc. (Lifeco or the Company) for the three months and nine months ended September 30, 2006 compared with the same periods in 2005. The MD&A provides an overall discussion, followed by analyses of the performance of its three major reportable segments: Canada, United States and Europe.

FORWARD-LOOKING INFORMATION

This report contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's MD&A, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

NON-GAAP FINANCIAL MEASURES

This report contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings or sales on a constant currency basis", "earnings adjusted for the negative impact of currency", "adjusted net income", "earnings before adjustments", "net income before adjustments" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

SEGREGATED FUNDS DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS (ASO CONTRACTS)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated funds and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES
The consolidated financial statements of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and presented in Canadian dollars unless otherwise indicated.

TRANSLATION OF FOREIGN CURRENCY
Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound, and the euro. Throughout this document, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average year-to-date rate. The rates employed are:

Period ended	Balance sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
September 30, 2006	**$1.12**	**$1.13**	**$1.1300**
June 30, 2006	$1.12	$1.14	$1.1400
December 31, 2005	$1.17	$1.21	$1.3152
September 30, 2005	$1.16	$1.22	$1.3176
June 30, 2005	$1.23	$1.24	$1.3305
British pound			
September 30, 2006	**$2.09**	**$2.06**	**$2.0600**
June 30, 2006	$2.06	$2.04	$2.0400
December 31, 2005	$2.00	$2.21	$2.3272
September 30, 2005	$2.05	$2.26	$2.3214
June 30, 2005	$2.20	$2.31	$2.3072
Euro			
September 30, 2006	**$1.41**	**$1.41**	**$1.4100**
June 30, 2006	$1.42	$1.40	$1.4000
December 31, 2005	$1.38	$1.51	$1.6159
September 30, 2005	$1.40	$1.55	$1.6180
June 30, 2005	$1.48	$1.59	$1.6104

The net effective rate for the translation of foreign currency operations reflects the translation of foreign currency income and expenses at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility. During the first nine months of 2005, gains net of tax of $41 million were recognized on these contracts. There are no contracts in place for 2006.

BUSINESSES OF LIFECO

Lifeco has operations in Canada, the United States and Europe through The Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life), The Canada Life Assurance Company (Canada Life), and Great-West Life & Annuity Insurance Company (GWL&A).

In Canada, Great-West Life and its operating subsidiaries, London Life and Canada Life (owned through holding companies London Insurance Group (LIG) and Canada Life Financial Corporation (CLFC), respectively), offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial™ and Great-West Life financial security advisors, and through a multi-channel network of brokers, advisors and financial institutions.

In the U.S., GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The Europe segment is comprised of two distinct primary business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG) and their subsidiaries.

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West Life, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West Life, GWL&A and their subsidiaries and may make other investments in the future.

CONSOLIDATED OPERATING RESULTS

Selected Consolidated Financial Information
(in $ millions, except per share amounts)

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 4,332**	$ 3,186	36%	**$ 12,471**	$ 11,530	8%
Self-funded premium equivalents (ASO contracts)	**1,732**	1,850	-6%	**5,537**	5,685	-3%
Segregated funds deposits:						
Individual products	**1,836**	1,410	30%	**6,005**	4,393	37%
Group products	**1,120**	1,222	-8%	**3,841**	3,772	2%
Total premiums and deposits	**9,020**	7,668	18%	**27,854**	25,380	10%
Fee and other income	**658**	606	9%	**1,982**	1,808	10%
Paid or credited to policyholders	**4,871**	3,650	33%	**13,831**	12,547	10%
Net income - common shareholders before adjustments (1)	**477**	455	5%	**1,384**	1,333	4%
Adjustments after tax (1)	**-**	34	-	**-**	47	-
Net income - common shareholders	**477**	421	13%	**1,384**	1,286	8%
Per common share						
Basic earnings before adjustments (1)	**$ 0.537**	$ 0.510	5%	**$ 1.554**	$ 1.496	4%
Adjustments after tax (1)	**-**	0.038		**-**	0.053	
Basic earnings after adjustments	**0.537**	0.472	14%	**1.554**	1.443	8%
Dividends paid	**0.240**	0.210	14%	**0.6875**	0.600	15%
Book value				**10.49**	9.49	11%
Return on common shareholders' equity (12 months)						
Net income before adjustments (1)				**20.7%**	21.2%	
Net income				**20.7%**	20.6%	
At September 30						
Total assets				**$ 115,968**	$ 101,084	15%
Segregated funds assets				**81,484**	73,033	12%
Total assets under administration				**$ 197,452**	$ 174,117	13%
Share capital and surplus				**$ 10,450**	$ 9,251	13%

(1) Net income, basic earnings per common share and return on shareholders' equity are presented before the following adjustments as a non-GAAP financial measure of earnings performance:
- (a) Following the acquisition of Canada Life Financial Corporation (CLFC) by the Company, a plan was developed to restructure and exit selected operations of CLFC. Shareholder net income for the three months ended September 30, 2005 includes restructuring costs related to the acquisition of $4 after tax, or $0.004 per common share. Shareholder net income for the nine months ended September 30, 2005 includes restructuring costs related to the acquisition of $17 after tax, or $0.019 per common share.
- (b) Third quarter 2005 results include a charge of $30 after tax, or $0.034 per common share, related to provisions for expected losses arising from hurricane damage in 2005.

Lifeco's net income attributable to common shareholders for the nine months ended September 30, 2006, was $1,384 million compared to $1,286 million reported a year ago. On a per share basis, this result represents $1.554 per common share ($1.542 diluted) for the nine months ended September 30, 2006, an increase of 8% (16% on a constant currency basis) compared to $1.443 ($1.430 diluted) per common share for 2005.

QUARTERLY FINANCIAL INFORMATION

Quarterly financial information

		Total revenue (1)	Net income - common shareholders			Adjusted net income - common shareholders (2)		
			Total	Basic per share	Diluted per share	Total	Basic per share	Diluted per share
2006	**Third quarter**	**$ 6,567**	**$ 477**	**$ 0.537**	**$ 0.532**	**$ 477**	**$ 0.537**	**$ 0.532**
	Second quarter	6,627	461	0.516	0.513	461	0.516	0.513
	First quarter	5,675	446	0.501	0.497	446	0.501	0.497
2005	Fourth quarter	$ 6,518	$ 456	$ 0.512	$ 0.509	$ 469	$ 0.526	$ 0.523
	Third quarter	5,188	421	0.472	0.468	455	0.510	0.506
	Second quarter	5,731	446	0.500	0.496	455	0.511	0.506
	First quarter	6,434	419	0.471	0.466	423	0.475	0.471
2004	Fourth quarter	$ 5,740	$ 409	$ 0.459	$ 0.455	$ 423	$ 0.475	$ 0.471
	Third quarter	4,946	414	0.466	0.462	417	0.468	0.464

(1) Total revenue for 2004 has been restated to reflect the reclassification of financing charges from net investment income. Financing charges include interest on long-term debentures and other borrowings, previously included in net investment income together with distributions on capital trust securities and preferred shares now classified as liabilities.

(2) Adjusted net income is presented as a non-GAAP financial measure of earnings performance before restructuring costs related to the acquisition of CLFC and incurred during the period, and provisions for expected losses arising from hurricane damage in 2005. Refer to "Non-GAAP Financial Measures" section of this report.

Adjustments: After-tax restructuring costs related to the acquisition of CLFC and reinsurance claim provisions arising from hurricane activity along the Gulf Coast of the United States in 2005.

		Net income common shareholders		
		Total	Basic per share	Diluted per share
2005	Fourth quarter	$ 13	$ 0.014	$ 0.014
	Third quarter	34	0.038	0.038
	Second quarter	9	0.011	0.010
	First quarter	4	0.004	0.005
2004	Fourth quarter	$ 14	$ 0.016	$ 0.016
	Third quarter	3	0.002	0.002

SUMMARY OF QUARTERLY RESULTS

Lifeco's net income attributable to common shareholders was $477 million for the three months ended September 30, 2006 compared to net income of $421 million reported a year ago. On a per share basis, this result represents $0.537 per common share ($0.532 diluted) for the three months ended September 30, 2006, an increase of 14% compared to $0.472 per common share ($0.468 diluted) for 2005.

The 2005 results include restructuring charges and provisions for expected losses arising from hurricane damage which impacted earnings per common share in the quarter by $0.004 and $0.034, respectively, and for nine months by $0.019 and $0.034, respectively. Excluding these amounts, earnings per share for 2006 grew 5% in the quarter (15% on a constant currency basis), and 4% for nine months (12% on a constant currency basis).

Canada – For the third quarter, net income attributable to common shareholders was $221 million, an increase of $18 million or 9% over 2005. Group Insurance net income was up $12 million or 15%, and Individual Insurance & Investment Products net income was up $8 million or 6%. Corporate net income was $2 million lower in 2006.

United States – For the third quarter, net income attributable to common shareholders was $122 million, a decrease of $29 million or 19% from 2005. The decrease in net income was more pronounced due to the negative impact of currency translation. In US dollars, net income decreased by 6% from 2005, as Healthcare increased 5% and Financial Services decreased 15% in US dollars.

Europe – For the third quarter, net income attributable to common shareholders was $129 million, an increase of $54 million or 72% over 2005. Insurance & Annuities increased by $21 million or 27%, while Reinsurance increased $25 million. Corporate recorded a charge to net income of $3 million, compared to a charge of $11 million in 2005. The increase in Insurance & Annuities and Reinsurance net income in local currencies was partially mitigated by the negative impact of currency translation.

Lifeco Corporate – For the third quarter, Lifeco Corporate net income attributable to common shareholders was $5 million compared to a charge of $8 million in 2005.

Net income - common shareholders	**For the three months ended September 30**			**For the nine months ended September 30**		
	2006	2005	% Change	**2006**	2005	% Change
Canada	**$ 221**	$ 203	9%	**$ 670**	$ 602	11%
United States	**122**	151	-19%	**383**	445	-14%
Europe	**129**	75	72%	**336**	277	21%
Lifeco Corporate						
Total holding company	**5**	(4)		**(5)**	(21)	
Restructuring costs	**-**	(4)		**-**	(17)	
Total Lifeco Corporate	**5**	(8)		**(5)**	(38)	
Total Lifeco	**$ 477**	$ 421	13%	**$ 1,384**	$ 1,286	8%

Total revenue for the third quarter of 2006 was $6,567 million and was comprised of premium income of $4,332 million, net investment income of $1,577 million and fee and other income of $658 million. Total revenue for the third quarter of 2005 was $5,188 million. It was comprised of premium income of $3,186 million, net investment income of $1,396 million and fee and other income of $606 million.

PREMIUMS AND DEPOSITS

Premiums and deposits includes premiums on risk-based insurance and annuity products as well as premium equivalents on self-funded group insurance administrative services only contracts, and deposits on individual and group segregated fund products.

Total premiums and deposits were $9,020 million, an increase of 18% over 2005. Premiums and deposits in Canada increased $224 million, while United States increased $516 million, and Europe increased $612 million. The increase in Canada is due to higher individual life insurance premiums and segregated funds deposits. In the United States, premiums and deposits in the third quarter include $562 million of recapture of a reinsurance agreement. The increase in Europe reflects higher premiums and deposits in the individual segregated fund market partially offset by the negative impact of currency translation.

For the nine months ended September 30, 2006, total premiums and deposits at $27,854 million, were 10% higher than 2005. Premiums and deposits in Canada increased $898 million, while United States decreased $15 million, and Europe increased $1,591 million. The increase in Canada is due to higher group insurance results, individual life insurance premiums and higher individual and group segregated funds deposits. The decrease in the United States reflects the negative impact of currency translation offset by the recapture of a reinsurance agreement. The

increase in Europe reflects the effect of both higher premiums and deposits in the Reinsurance business and in the individual segregated fund market, partially offset by the negative impact of currency translation.

NET INVESTMENT INCOME

Net investment income

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Investment income earned	**$ 1,443**	$ 1,244	16%	**$ 4,008**	$ 3,591	12%
Amortization of gains and losses	**150**	169	-11%	**451**	434	4%
Provision for credit losses	**2**	(3)	-	**9**	31	-71%
Gross investment income	**1,595**	1,410	13%	**4,468**	4,056	10%
Less: investment expenses	**18**	14	29%	**52**	41	27%
Net investment income	**$ 1,577**	$ 1,396	13%	**$ 4,416**	$ 4,015	10%

Net investment income for the three months ended September 30, 2006 increased by $181 million or 13% compared to the same period last year primarily as a result of an increase in assets in the European operations due to the acquisition of a payout annuity block in 2006 (The Equitable Life Assurance Society ("Equitable Life") in the United Kingdom).

Net investment income for the nine months ended September 30, 2006, increased by $401 million or 10% compared to the same period last year, primarily as a result of an increase in assets in the European operations due to the acquisition of two blocks of payout annuities (Phoenix and London in 2005 and Equitable Life in the United Kingdom in 2006).

FEE AND OTHER INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products is segregated funds, for which the Company earns investment management fees, and group insurance ASO contracts, under which the Company earns administration fees.

Fee income

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Segregated funds	**$ 285**	$ 271	5%	**$ 850**	$ 790	8%
ASO contracts	**220**	222	-1%	**681**	691	-1%
Other	**153**	113	35%	**451**	327	38%
	$ 658	$ 606	9%	**$ 1,982**	$ 1,808	10%

In the third quarter, consolidated fee income was $658 million compared to $606 million for the third quarter of 2005. Canada increased $22 million due to strong segregated funds and mutual funds asset growth. Europe increased $32 million year over year, due to strong segregated funds performance. In the United States, fee income decreased by $2 million due to the negative impact of currency translation. Fee income in US dollars was up $14 million mainly due to an increase in FASCore participants and increased ASO business.

For the nine months ended September 30, 2006 fee income was $1,982 million compared to $1,808 million for the same period in 2005. The increase is due to the same reasons as the three month period.

The amount of segregated funds investment management fees earned by the Company is influenced by the market value of the underlying fund assets. As market conditions and expectations dictate, the Company may from time to time utilize derivative contracts to hedge against declines in equity market levels. In 2006, the Company has entered into certain derivative contracts that will provide a partial hedge against a decline in the S&P/TSX 60 composite index.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include benefit payment amounts for fee-based products (ASO contracts and segregated funds).

In the third quarter, consolidated amounts paid or credited to policyholders were $4,871 million, up $1,221 million over the third quarter of 2005. The $1,221 million increase was attributable to the United States and Europe which were up $701 million and $446 million, respectively. The in quarter increase in the United States includes the recapture of a reinsurance agreement of $562 million (US$497 million). The large increase in Europe is due to the growth of payout annuities in the U.K. from the Phoenix and London and Equitable Life payout annuities acquisitions and to a large payout annuity reinsurance contract written in 2006. Canada increased $74 million over 2005.

For the nine months ended September 30, 2006, consolidated amounts paid or credited to policyholders were $13,831 million, up $1,284 million over the same period in 2005. The $1,284 million increase was attributable to Europe which was up $956 million and the United States was up $294 million. Canada increased slightly by $34 million.

OTHER BENEFITS AND EXPENSES

Included in other benefits and expenses are operating expenses, commissions, interest expense on long-term debt and other borrowings, and dividends on preferred shares, as well as premium taxes.

Other benefits and expenses

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Total expenses	**$ 550**	$ 549	0%	**$ 1,687**	$ 1,693	0%
Less: investment expenses	**18**	14	29%	**52**	41	27%
Operating expenses	**532**	535	-1%	**1,635**	1,652	-1%
Commissions	**325**	294	11%	**999**	954	5%
Financing charges	**54**	49	10%	**152**	146	4%
Premium taxes	**67**	58	16%	**193**	183	5%
Total	**$ 978**	$ 936	4%	**$ 2,979**	$ 2,935	1%

Operating expenses for the three months ended September 30, 2006 decreased $3 million compared to the same period in 2005. Expenses in local currencies were up slightly but were offset by the strengthened Canadian dollar. The increase in expenses was modest in relation to sales which increased $283 million or 21% in Canada and $566 million or 37% in Europe in the same period.

Operating expenses for the nine months ended September 30, 2006 decreased $17 million or 1% compared to the same period in 2005. Expenses in local currencies were up slightly but were offset by the strengthened Canadian dollar. The increase in expenses was modest in relation to sales which increased $1,162 million or 24% in Canada and $1,462 million or 27% in Europe in the same period.

Financing charges consists of interest on debentures and other borrowings, as well as distributions on preferred shares classified as liabilities

INCOME TAXES

Income taxes for the three month and nine month periods ended September 30, 2006 were $186 million and $491 million, respectively, compared to $140 million and $441 million for the same periods in 2005. Net income before income taxes increased $120 million for the three months ended September 30, 2006 and $210 million for the nine months ended September 30, 2006, over the same period in 2005. In 2006, the Company recognized the benefit of reduced Canadian income tax rates, as previously announced by the Federal and Provincial governments. The benefit recognized was approximately $24 million, $18 million of which is related to the non-recurring impact of lower rates on future income taxes.

CONSOLIDATED FINANCIAL POSITION

ASSETS

Consolidated total assets under administration

	September 30, 2006			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 43,523	$ 26,839	$ 23,589	$ 93,951
Goodwill and intangible assets	4,980	53	1,742	6,775
Other assets	1,534	1,327	12,381	15,242
Total assets	50,037	28,219	37,712	115,968
Segregated funds assets	41,696	17,043 (1)	22,745	81,484
Total assets under administration	$ 91,733	$ 45,262	$ 60,457	$ 197,452

	December 31, 2005			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 42,587	$ 26,153	$ 20,640	$ 89,380
Goodwill and intangible assets	4,989	54	1,737	6,780
Other assets	1,613	1,127	3,261	6,001
Total assets	49,189	27,334	25,638	102,161
Segregated funds assets	38,854	17,008 (1)	19,296	75,158
Total assets under administration	$ 88,043	$ 44,342	$ 44,934	$ 177,319

(1) The Company's United States segregated funds include investment options that purchase guaranteed annuity contracts issued by the Company. As of September 30, 2006, such investments had been made in the guaranteed interest annuity contracts in the amount of $49 million compared to $431 million for the same period in 2005. As the general account investments are also included in the segregated funds account balances, the Company has reduced the segregated fund account balances by $382 million as of September 30, 2006 compared to $377 million for the same period in 2005 to avoid overstatement of customer account values under management.

The increase in invested assets in 2006 is mainly attributable to Europe. The $2.9 billion increase in Europe is due to a large payout annuity reinsurance contract in the Company's Reinsurance business line in 2006, organic growth in the U.K., a capital injection to support recent acquisitions in the U.K., and the impact of favourable currency translation.

Goodwill and intangible assets have not changed materially from December 31, 2005. Refer to the Company's 2005 MD&A.

Other assets have increased by approximately $9.2 billion due to an increase in funds held by ceding insurers of approximately $9.5 billion as a result of the agreement to acquire the non-participating payout annuity business of Equitable Life.

Asset quality – general fund assets

The Company's allowance for credit losses decreased by $23 million to $96 million at September 30, 2006. The combination of the allowance for credit losses of $96 million, together with the $1,322 million provision for future credit losses in actuarial liabilities represents 1.8% of bond, mortgage and real estate assets at September 30, 2006 (1.7% at December 31, 2005).

Non-performing loans

	September 30, 2006				December 31, 2005			
Asset class	Bonds	Mortgages	Foreclosed real estate	Total	Bonds	Mortgages	Foreclosed real estate	Total
Non-performing loans	$ 104	$ 21	$ 11	$ 136	$ 137	$ 17	$ 11	$ 165

Allowances for credit losses

	September 30, 2006			December 31, 2005		
	Specific provisions	Non-specific provisions	Total	Specific provisions	Non-specific provisions	Total
Bonds and mortgage loans	$ 36	$ 60	$ 96	$ 51	$ 68	$ 119

Fair value

The fair value of invested assets exceeded their carrying value by $3.4 billion as at September 30, 2006 compared to $4.2 billion at December 31, 2005. The decrease in fair value is due primarily to rising interest rates. Changes in the fair value of assets supporting the actuarial and other liabilities of the Company's operating funds generally will not result in a corresponding change in net income due to corresponding changes in the fair value of actuarial and other liabilities that are matched with those assets. However, the excess of fair value over carrying value, as well as the deferred net realized gains, on assets supporting shareholders' equity and debentures will in time be amortized to net income.

LIABILITIES

Liabilities have increased from $89.1 billion at December 31, 2005 to $101.9 billion at September 30, 2006. The increase is attributable to an increase in actuarial liabilities. All other liabilities increased $1.5 billion since December 31, 2005. Refer to the Company's 2005 MD&A.

Actuarial liabilities increased by approximately $11.3 billion mostly due to the agreement to acquire the non-participating payout annuity business of Equitable Life, which increased actuarial liabilities by approximately $9.5 billion.

Debentures and other debt instruments increased from $1,903 million to $1,953 million mainly as a result of the issuance of debt in the U.S. offset by the repayment of debt in Canada.

In the second quarter, the Company in the United States issued $336 million (US$ 300 million) of Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through its wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of

2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable by the Company at the principal amount plus any accrued and unpaid interest after May 16, 2016.

On September 19, 2006, Canada Life repaid the $250 million principal balance of its 8% subordinated debentures due September 19, 2011.

SHARE CAPITAL AND SURPLUS

Share capital outstanding at September 30, 2006 was $5,772 million, which was comprised of $1,099 million perpetual preferred shares and $4,673 million common shares.

The Company's share capital consists of common shares and preferred shares issued by the Company. At September 30, 2006, the Company had 891,089,443 common shares outstanding with a stated value of $4,673 million compared to 890,689,076 common shares with a stated value of $4,660 million at December 31, 2005. During the nine months ended September 30, 2006, 1,511,300 common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bid at a total cost of $43 million or $29.10 per share, and 1,911,667 shares were issued under the Company's Stock Option Plan for a total value of $19 million or $10.18 per share and $1 million transferred from contributed surplus to capital stock as options are exercised for a total of $20 million.

At September 30, 2006, the Company had four series of perpetual preferred shares outstanding with an aggregate stated value of $1,099 million.

The terms and conditions of the $199 million, 5.90% Non-Cumulative First Preferred Shares, Series F, the $300 million, 5.20% Non-Cumulative First Preferred Shares, Series G, the $300 million, 4.85% Non-Cumulative First Preferred Shares, Series H and the $300 million, 4.50% Non-Cumulative First Preferred Shares, Series I do not allow the holder to convert to common shares of the Company or otherwise cause the Company to redeem the shares. Preferred shares of this type are commonly referred to as perpetual and represent a form of financing that does not have a fixed term. The Company, at its option, may redeem the Series F shares on or after September 30, 2008, the Series G shares on or after December 31, 2009, the Series H shares on or after September 30, 2010, and the Series I shares on or after June 30, 2011. The Company regards the Series F shares, the Series G shares, the Series H shares and the Series I shares as comprising part of its core or permanent capital. As such, the Company only intends to redeem the Series F shares, the Series G shares, the Series H shares, or the Series I shares with proceeds raised from new capital instruments issued during the life of the Series F shares, the Series G shares, the Series H shares, or the Series I shares, where the new capital instruments represent equal or greater equity benefit.

2006 activity

During the nine months ended September 30, 2006, the Company paid dividends of $0.6875 per common share for a total of $613 million and perpetual preferred share dividends of $38 million.

On April 12, 2006, the Company issued 12,000,000 4.50% Non-Cumulative First Preferred Shares, Series I (the "Series I Preferred Shares") with an aggregate stated value of $300 million. The Series I Preferred Shares are redeemable at the option of the Company on or after June 30, 2011.

In total, share capital and surplus increased by $961 million, to $10,450 million at September 30, 2006 from December 31, 2005. The slight weakening of the Canadian dollar against the British pound of $0.09 and euro of $0.03, and the strengthening of $0.05 against the United States dollar in 2006 resulted in decreases to the currency translation account of $89 million from December 31, 2005.

LIQUIDITY AND CAPITAL MANAGEMENT AND ADEQUACY

Liquidity

The Company's liquidity position has not changed materially from December 31, 2005. Refer to the Company's 2005 MD&A.

Cash flows

Cash flows

	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	**2006**	2005
Cash flows relating to the following activities:				
Operations	**$ 1,348**	$ 810	**$ 3,095**	$ 3,440
Financing	**(505)**	(47)	**(345)**	(446)
Investment	**(793)**	(173)	**(2,515)**	(1,952)
	50	590	**235**	1,042
Effects of changes in exchange rates on cash and certificates of deposit	**31**	(168)	**71**	(266)
Increase (decrease) in cash & certificates of deposit	**81**	422	**306**	776
Cash & certificates of deposit, beginning of period	**3,186**	2,826	**2,961**	2,472
Cash & certificates of deposit, end of period	**$ 3,267**	$ 3,248	**$ 3,267**	$ 3,248

The principal source of funds for the Company is cash provided by operating activities, including premium income, net investment income and fee income. These funds are used primarily to pay policy benefits, policyholder dividends and claims, as well as operating expenses and commissions. Cash flows generated by operations are mainly invested to support future liability cash requirements.

The increase in cash flow from operations is mainly due to higher premium income and investment income partially offset by higher payments to policyholders. In the third quarter, cash was used to acquire an additional $793 million of invested assets including bonds, stocks mortgages and real estate to support policy liabilities.

In addition, financing activities used $505 million reflecting the $250 million repayment of subordinated debentures by a subsidiary and included dividend payments of $228 million. The weakening of the Canadian dollar against the British pound and the euro increased reported cash & certificates of deposit by $31 million.

The increase in cash flows for the nine months ended September 30, 2006 is due to the same reasons as for the three month period above.

Commitments/contractual obligations

Commitments/contractual obligations have not changed materially since December 31, 2005. Refer to the Company's 2005 MD&A.

Capital management and adequacy

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West Life's MCCSR ratio at September 30, 2006 was 210% (208% at December 31, 2005). London Life's MCCSR ratio at September 30, 2006 was 264% (237% at December 31, 2005). Canada Life's MCCSR ratio at September 30, 2006 was 227% (231% at December 31, 2005).

GWL&A's risk-based capital ratio was 473% at December 31, 2005, well in excess of that required by the National Association of Insurance Commissioners.

RATINGS

The Company and its major operating subsidiaries continue to hold very strong ratings.

On February 17, 2006, Dominion Bond Rating Service upgraded Lifeco's senior debt rating by one notch to AA (low). On October 17, 2006, Standard and Poor's Ratings Services upgraded Canada Life's subordinated debt rating by one notch to AA-. The remaining ratings identified in the table were all reaffirmed in 2005.

Rating agency	Measurement	Lifeco	Great-West	London Life	Canada Life	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	AA (low)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Ratings Services	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				AA-	

RISK MANAGEMENT AND CONTROL PRACTICES

Insurance companies are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and will be influenced by factors both internal and external to the businesses operated by the insurer. These risks, and the control practices used to manage the risks, are discussed in detail in the Company's 2005 MD&A.

Foreign exchange risk

In the third quarter of 2006, the Company's foreign currency denominated operating results were translated to Canadian dollars at the prevailing year-to-date rate. In the third quarter of 2005, the US dollar operating results of the United States segment were translated into Canadian dollars at $1.3176. The operating results of the Europe segment were translated into Canadian dollars at $2.3214 for the British pound, $1.6180 for the euro, and $1.2534 for US dollars. The 2005 translation rates included the beneficial impact of forward foreign exchange contracts that expired at the end of 2005.

FUTURE ACCOUNTING POLICIES

Earnings per share – CICA Handbook Section 3500, *Earnings per Share*, is expected to be amended in 2006 to require inclusion of the dilutive effects of convertible securities in the calculation of diluted earnings per share, regardless of the Company's intention to settle the securities in cash or common shares. As a result, the Company will include the dilutive effects of its convertible preferred shares in the calculation of diluted earnings per share. This change is not expected to have a material impact on the financial statements of the Company.

Financial instruments – Effective January 1, 2007, the Company will be required to comply with the new provisions of the CICA Handbook on accounting for Financial Instruments. The new sections on Financial Instruments, Hedges and Comprehensive Income, including revisions to the section on Life Insurance Enterprises and many other sections, replace all previous guidance on these items issued by the CICA.

On June 22, 2006, The Office of the Superintendent of Financial Institutions Canada issued Guideline D-10 – Accounting for Financial Instruments Designated as Fair Value Option, which provides additional guidance to certain federally regulated financial institutions, including life insurance companies.

The new guidance introduces the concept of Other Comprehensive Income, which will track unrealized gains and losses experienced by the Company on certain investments and derivative instruments, and the currency translation account movement. Other Comprehensive Income together with Net Income provides the financial statement reader with Comprehensive Income. Comprehensive Income is the total of all realized and unrealized income, expenses, gains and losses related to the Consolidated Balance Sheet including currency translation gains and losses on foreign subsidiary operations.

Derivative instruments, previously off-balance sheet, will be recognized at their market value in the balance sheet.

The Company will mark-to-market certain investments, primarily investments actively traded in a public market, and certain financial liabilities. Changes in market values will flow through net income for investments backing actuarial liabilities. This impact is expected to be largely offset by corresponding changes in the actuarial liabilities. Similarly, net income will reflect market value changes in certain financial liabilities and realized gains and losses on certain investments backing surplus. Unrealized gains and losses on investments backing surplus will flow through Other Comprehensive Income until they are realized. No change to the Company's method of accounting for real estate or loans is anticipated.

Life Insurance enterprises will no longer defer net realized gains on financial instruments (bonds, stocks, and mortgages), nor will they be allowed to carry investments in stocks at cost plus a moving average market value adjustment for unrealized gains and losses. Deferred net realized gains on bonds, stocks, and mortgages, carried on the balance sheet at December 31, 2006, will be transferred to surplus on transition to the new rules. At September 30, 2006, deferred net realized gains totaled $2,726 million or $2,535 million excluding real estate. Included in this total is $89 million of gains realized on bonds, stocks and mortgages that supported shareholders capital and surplus.

The Company is continuing its review of the potential impact that these new accounting requirements will have on the financial statements of the Company.

The new accounting guidance is expected to contribute to volatility within certain income statement line items, particularly for investment income and actuarial provisions. However, based on the Company's review to this point, it does not expect that the new guidance will result in a material impact on net income, other than as a result of the inability to continue to amortize the balance of net deferred realized unamortized gains on assets supporting shareholders capital and surplus that will exist at the time of transition to the new accounting rules. For the nine months ended September 30, 2006, the amortization of net realized and unrealized gains totaled $451 million. Included in this amount is $67 million of amortization in connection with bonds, stocks and mortgages associated with shareholders capital and surplus that will not continue under the new accounting guidance.

Other Comprehensive Income will reflect movement previously credited or charged to surplus (currency translation account), as well as some market value changes not previously recorded (unrealized gains or losses on assets supporting shareholders capital and surplus).

SEGMENTED OPERATING RESULTS

The consolidated operating results of Lifeco include the operating results of Great-West Life, London Life, Canada Life and GWL&A.

For reporting purposes, the consolidated operating results are grouped into four reportable segments, Canada, United States, Europe, and Lifeco Corporate reflecting geographic lines as well as the management and corporate structure of the companies.

CANADA

The Canadian segment of Lifeco includes the operating results of the Canadian businesses operated by Great-West Life, London Life, and Canada Life. There are two primary business units included in this segment. Through its Group Insurance business unit, the Company provides life, health, disability and creditor insurance products to group clients in Canada. Through its Individual Insurance & Investments Products business unit, the Company provides life, disability and critical illness insurance products to individual clients, as well as accumulation and payout annuity products for both group and individual clients in Canada.

Selected consolidated financial information - Canada

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Total premiums and deposits	**$ 3,318**	$ 3,094	7%	**$ 10,843**	$ 9,945	9%
Fee and other income	**220**	198	11%	**659**	576	14%
Paid or credited to policyholders	**1,614**	1,540	5%	**4,759**	4,725	1%
Net income - common shareholders	**221**	203	9%	**670**	602	11%
Total assets				**$ 50,037**	$ 48,935	2%
Segregated funds assets				**41,696**	38,051	10%
Total assets under administration				**$ 91,733**	$ 86,986	5%

FINANCIAL INFORMATION – CANADA

Consolidated operations	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	**2006**	2005
Income:				
Premium income	**$ 1,563**	$ 1,451	**$ 4,774**	$ 4,553
Net investment income	**695**	695	**2,065**	2,072
Fee and other income	**220**	198	**659**	576
Total income	**2,478**	2,344	**7,498**	7,201
Benefits and expenses:				
Paid or credited to policyholders	**1,614**	1,540	**4,759**	4,725
Other	**509**	488	**1,656**	1,564
Amortization of finite life intangible assets	**4**	3	**11**	10
Net operating income before income taxes	**351**	313	**1,072**	902
Income taxes	**89**	81	**262**	205
Net income before non-controlling interests	**262**	232	**810**	697
Non-controlling interests	**30**	21	**108**	73
Net income - shareholders	**232**	211	**702**	624
Perpetual preferred share dividends	**11**	8	**32**	22
Net income - common shareholders	**$ 221**	$ 203	**$ 670**	$ 602

NET INCOME

Net income - common shareholders	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Group Insurance	**$ 90**	$ 78	15%	**$ 255**	$ 222	15%
Individual Insurance & Investment Products	**148**	140	6%	**434**	401	8%
Corporate	**(17)**	(15)	-	**(19)**	(21)	-
	$ 221	$ 203	9%	**$ 670**	$ 602	11%

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended September 30			For the nine months ended September 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Group Insurance	**$ 1,178**	$ 1,147	3%	**$ 3,602**	$ 3,447	4%
Individual Insurance & Investment Products	**2,140**	1,947	10%	**7,241**	6,498	11%
Total premiums and deposits	**$ 3,318**	$ 3,094	7%	**$ 10,843**	$ 9,945	9%
Summary by Type						
Risk-based products	**$ 1,563**	$ 1,451	8%	**$ 4,774**	$ 4,553	5%
ASO contracts	**510**	477	7%	**1,599**	1,453	10%
Segregated funds deposits						
Individual products	**577**	538	7%	**2,202**	1,935	14%
Group products	**668**	628	6%	**2,268**	2,004	13%
Total premiums and deposits	**$ 3,318**	$ 3,094	7%	**$ 10,843**	$ 9,945	9%

Sales	For the three months ended September 30			For the nine months ended September 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Group Insurance	**$ 72**	$ 69	4%	**$ 303**	$ 277	9%
Individual Insurance & Investment Products	**1,579**	1,299	22%	**5,622**	4,486	25%
Total sales	**$ 1,651**	$ 1,368	21%	**$ 5,925**	$ 4,763	24%

BUSINESS UNITS – CANADA

GROUP INSURANCE

In Canada, the Company offers effective benefit solutions for large and small employee groups. Through its Canada Life subsidiary, the Company is a recognized leader in the creditor insurance business with over $1.4 billion in annual direct premium.

2006 DEVELOPMENTS

- Net income to shareholders increased by $33 million or 15% to $255 million over 2005.
- Overall sales results grew by 9% compared to 2005.

OPERATING RESULTS

Net income

In quarter

Net income attributable to common shareholders was $90 million, which represents an increase of $12 million or 15% compared to the third quarter of 2005.

The increase reflects improved mortality experience on lower than expected claims and higher interest gains mainly due to favourable investment experience and asset/liability matching.

Nine months

Net income attributable to common shareholders was $255 million, which represents an increase of $33 million or 15% compared to the nine months ended September 30, 2005.

The increase reflects improved morbidity experience on small and mid-size long term disability cases, more favorable morbidity results due to actuarial reserve basis change in 2006 and higher interest gains mainly due to favourable investment experience and asset/liability matching.

Premiums and deposits and sales

Group Insurance - divisional summary

Premiums and deposits		For the three months ended September 30			For the nine months ended September 30		
Business/Product		**2006**	2005	% Change	**2006**	2005	% Change
Small/mid-sized case		**$ 469**	$ 458	2%	**$ 1,394**	$ 1,363	2%
Large case	- insured	**403**	392	3%	**1,189**	1,177	1%
	- ASO	**510**	477	7%	**1,599**	1,453	10%
	- creditor/direct marketing	**27**	35	-23%	**96**	103	-7%
Sub-total		**1,409**	1,362	3%	**4,278**	4,096	4%
Premiums reinsured							
Small/mid-sized case		**(124)**	(106)		**(357)**	(351)	
Large case	- insured	**(107)**	(109)		**(319)**	(298)	
Net premiums		**$ 1,178**	$ 1,147	3%	**$ 3,602**	$ 3,447	4%

Sales .		For the three months ended September 30			For the nine months ended September 30		
Business/Product		**2006**	2005	% Change	**2006**	2005	% Change
Small/mid-sized case		**$ 44**	$ 41	7%	**$ 134**	$ 126	6%
Large case	- insured	**18**	12	50%	**49**	40	23%
	- ASO	**6**	11	-45%	**89**	77	16%
	- creditor/direct marketing	**4**	5	-20%	**31**	34	-9%
Total sales		**$ 72**	$ 69	4%	**$ 303**	$ 277	9%

In quarter

Total net premiums and deposits were $1,178 million, which is 3% higher than the third quarter of 2005. Large case ASO premiums and deposits increased 7% resulting from strong sales in the first quarter of 2006. Creditor/direct marketing net premiums decreased 23% mainly due to an increase in the percentage of premium reinsured in 2006 retroactive to the beginning of the year.

Overall sales results in the quarter were up 4% compared to 2005. The increase in large case insured sales was mainly due to one sale of $6 million in 2006.

Nine months

Total net premiums and deposits were $3,602 million, which is 4% higher than the nine months ended September 30, 2005. Large case ASO premiums and deposits increased 10% resulting from strong sales in 2006. Creditor/direct marketing net premiums decreased 7% mainly due to an increase in the percentage of premium reinsured in 2006.

Overall sales results for the nine months ended September 30, 2006 were up 9% compared to 2005. The increase in large case ASO sales was mainly due to two large sales in 2006 for $42 million compared to one large sale in

2005 for $28 million. The increase in large case insured sales was mainly due to an in quarter large sale of $6 million.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

Individual Insurance & Investment Products (IIIP) consists of four business lines: Individual Life Insurance, Living Benefits, Individual Retirement & Investment Services (IRIS) and Group Retirement Services. Products are distributed through Freedom 55 Financial™ and Great-West Life financial security advisors, Canada Life distribution partners, including managing general agents (MGAs), independent brokers and intercorporate agreements with other financial institutions.

2006 DEVELOPMENTS

- Universal life sales continue to be strong; premiums are 83% greater than in 2005.
- Sales of retail investment funds, including segregated funds and mutual funds, increased 21% and contributed to asset growth of over 12% since December 31, 2005.
- Sales of Group Capital Accumulation Plans, Payout Annuities and Investment Only business increased 59% contributing to an increase in Group segregated funds assets of 7% since December 31, 2005.

OPERATING RESULTS

Net income - common shareholders

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Individual Life	**$ 71**	$ 56	27%	**$ 184**	$ 141	30%
Living Benefits	**19**	15	27%	**52**	46	13%
Individual Retirement & Investment Services	**37**	46	-20%	**128**	133	-4%
Group Retirement Services	**21**	23	-9%	**70**	81	-14%
	$ 148	$ 140	6%	**$ 434**	$ 401	8%

Net income

In quarter

Net income attributable to common shareholders was $148 million compared to $140 million in the third quarter of 2005, an increase of $8 million or 6%.

Individual Life net income was $71 million compared to $56 million in the third quarter of 2005. The increase in net income reflects favourable actuarial reserve basis change in 2006 partially offset by less favourable mortality claims experience.

Living Benefits net income was $19 million compared to $15 million in the third quarter of 2005. The favourable 2006 results reflect a marked improvement in morbidity experience and increased investment gains.

IRIS net income was $37 million compared to $46 million in the third quarter of 2005. The unfavourable impact of actuarial reserve basis change, minimum interest rate guarantee reserve increases and poor mortality experience were partially offset by improved expense gains from the growth of our segregated and mutual fund products.

Group Retirement Services net income was $21 million compared to $23 million in the third quarter of 2005. The decrease in net income reflects poor mortality experience partially offset by improved expense gains.

Net income attributable to the participating account was $25 million, $9 million more than in the third quarter of 2005, largely driven by higher investment gains in connection with an increased proportion of equities backing policy liabilities in the participating accounts.

Nine months

Net income attributable to common shareholders was $434 million compared to $401 million for the nine months ended September 30, 2005, an increase of $33 million or 8%.

Individual Life net income was $184 million compared to $141 million for the nine months ended September 30, 2005. The increase reflects a more favourable actuarial reserve basis change in 2006 and improved mortality experience. This result was partially offset by additional new business strain due to the continued large increase in universal life sales in 2006.

Living Benefits net income was $52 million compared to $46 million for the nine months ended September 30, 2005. The increase reflects improved investment and morbidity experience partially offset by lower expense gains and less favourable surrender experience.

IRIS net income was $128 million compared to $133 million for the nine months ended September 30, 2005. The unfavourable impact of actuarial reserve basis change, minimum interest rate guarantee reserve increases and poor mortality experience were partially offset by improved expense gains from the growth of our segregated and mutual fund products.

Group Retirement Services net income was $70 million compared to $81 million for the nine months ended September 30, 2005. The decrease in net income reflects less favourable actuarial reserve basis change impact, lower investment gains and poor mortality experience partially offset by an increase in fees from investment fund asset growth and improved securities profits.

Net income attributable to the participating account was $94 million, $35 million more than for the nine months ended September 30, 2005, largely driven by higher investment gains in connection with an increased proportion of equities backing policy liabilities in the participating accounts.

Premiums and deposits and sales

Individual Insurance & Investment Products - divisional summary

Premiums and deposits		**For the three months ended September 30**			**For the nine months ended September 30**		
Business/Product		**2006**	2005	% Change	**2006**	2005	% Change
Life Insurance	- Participating	**$ 447**	$ 432	3%	**$ 1,358**	$ 1,317	3%
	- Non-participating	**141**	123	15%	**399**	356	12%
Living Benefits		**61**	58	5%	**180**	172	5%
Individual Retirement & Investment Services							
Risk-based products		**102**	65	57%	**267**	271	-1%
Segregated funds		**577**	538	7%	**2,202**	1,935	14%
Group Retirement Services							
Risk-based products		**144**	103	40%	**567**	443	28%
Segregated funds		**668**	628	6%	**2,268**	2,004	13%
Total premiums and deposits		**$ 2,140**	$ 1,947	10%	**$ 7,241**	$ 6,498	11%

Sales		**For the three months ended September 30**			**For the nine months ended September 30**		
Business/Product		**2006**	2005	% Change	**2006**	2005	% Change
Life Insurance	- Participating	**$ 18**	$ 17	6%	**$ 56**	$ 57	-2%
	- Non-participating	**31**	23	35%	**90**	63	43%
Living Benefits		**12**	11	9%	**31**	34	-9%
Individual Retirement & Investment Services							
Risk-based products		**210**	154	36%	**551**	580	-5%
Segregated funds		**672**	629	7%	**2,571**	2,272	13%
Securities [(1)]		**230**	160	44%	**809**	529	53%
Group Retirement Services							
Risk-based products		**73**	28	161%	**328**	150	119%
Segregated funds		**219**	181	21%	**832**	521	60%
Securities [(1)]		**114**	96	19%	**354**	280	26%
Total sales		**$ 1,579**	$ 1,299	22%	**$ 5,622**	$ 4,486	25%

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

INDIVIDUAL LIFE

In quarter

Individual life insurance sales were $49 million during the third quarter of 2006 and $9 million or 23% higher than the third quarter of 2005. The major factor in this is a 57% increase in universal life product sales and term sales were 13% higher than the third quarter of 2005. Participating products were 6% higher than last year at $18 million.

Premiums and deposits on individual life products increased $33 million from the third quarter of 2005 to $588 million in the third quarter of 2006, highlighted by a 15% growth in non-participating revenue premium. These results reflect both continued strong persistency and excellent sales momentum, particularly in the universal life product line.

Nine months

Individual life insurance sales were $146 million for the first nine months of 2006 and $26 million or 22% higher than the same period in 2005. This is led by an 84% increase in universal life product sales. Term sales were 7%

higher than 2005 in a very price competitive market while participating products sales decreased by 2% compared to 2005 due to lack of large case sales.

Premiums and deposits on individual life products increased $84 million from the nine months ended September 30, 2005 to $1,757 million in the nine months ended September 30, 2006, highlighted by a 12% growth in non-participating revenue premium, which reflects continued strong persistency results for the Company.

Living Benefits

In quarter
Total living benefits sales were $12 million, 9% higher than in the third quarter of 2005. Critical illness sales were 20% higher than in the third quarter of 2005 while disability sales were in line with 2005.

Total living benefits premiums were $61 million, 5% higher than the third quarter of 2005. The result reflects growth in both disability and critical illness premiums, evidencing good persistency and strong critical illness sales in the third quarter of 2006.

Nine months
Total living benefits sales were $31 million, 9% lower than for the nine months ended September 2005, due mainly to exceptional critical illness sales in 2005. Premium rates were increased in response to reinsurer rate increases in the Canadian critical illness insurance market in the fourth quarter of 2004 for both the Great-West Life and Canada Life brands. Significant volumes of the previous series of less expensive critical illness products continued to be placed in the first half of 2005.

Total living benefit premiums were $180 million, 5% higher than for the nine months ended September 30, 2005 for the same reasons as the three month period.

Assets under administration

Assets under administration	September 30		December 31	
	2006	2005	2005	2004
Business/Product				
Individual Retirement & Investment Services				
Risk-based products	**$ 5,959**	$ 6,001	$ 6,041	$ 6,129
Segregated funds	**19,535**	17,668	18,175	15,759
Group Retirement Services				
Risk-based products	**5,888**	5,820	5,846	5,825
Segregated funds	**22,161**	20,383	20,679	18,699
Total assets under administration	**$ 53,543**	$ 49,872	$ 50,741	$ 46,412
Other plan assets (1)				
Business/Product				
Individual Retirement & Investment Services	**$ 4,654**	$ 2,774	$ 3,310	$ 2,174
Group Retirement Services	**$ 6,265**	$ 6,846	$ 7,001	$ 6,986
Total assets under administration and other plan assets				
Individual Retirement & Investment Services (1)	**$ 30,148**	$ 26,443	$ 27,526	$ 24,062
Group Retirement Services (1)	**$ 34,314**	$ 33,049	$ 33,526	$ 31,510

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

INDIVIDUAL RETIREMENT & INVESTMENT SERVICES (IRIS)

In quarter

Segregated funds sales increased by 7% over the same period in 2005. Growth was achieved by each of Great-West Life, London Life and Canada Life in quarter, with Great-West Life up over 18%. Segregated funds assets increased by over 3% in quarter to $19.5 billion at September 30, 2006 due to strong investment market growth and positive net cash flow.

Premiums from risk-based products increased 57% over the third quarter of 2005 and sales increased by 36%, with both payout annuity and guaranteed savings products showing excellent growth in all distribution channels.

Sales of mutual funds through Quadrus Investment Services increased 44% over the same quarter in 2005. Mutual fund assets grew to nearly $4.7 billion at September 30, 2006, with $1.7 billion of the total in proprietary Quadrus Group of Funds. Quadrus acquired another book of mutual fund business comprising $282 million of assets and 44 representatives which contributed to the growth in third party mutual fund assets under administration. Additional acquisitions of mutual fund books and investment representatives are being evaluated which will continue to build scale and opportunity for additional profitability for Quadrus and future insurance product business.

Nine months

IRIS experienced a strong nine months highlighted by a 13% increase in segregated funds sales over the nine months ended September 30, 2005 with all three operating companies achieving strong growth, lead by Canada Life at 23%. This sales growth is partly due to the momentum created from a lengthy period of favourable investment markets performance and the continuing strong marketing and competitive product offerings. Segregated fund assets increased by 7% in year to $19.5 billion at September 30, 2006. This increase in assets

was achieved from good net cash flow of 4% of opening assets and an increase in net investment gains, which were approximately 4% of opening assets.

Premiums from risk-based products decreased 1% from the nine months ended September 30, 2005 and sales were down 5%. In the first two quarters of the year, strong equity markets diverted sales focus away from guaranteed investments. Also, structured settlement annuity sales were lower in 2006. However, strong third quarter results in these product lines provides momentum for a strong finish to the year.

Sales of mutual funds through Quadrus Investment Services increased 53% over the nine months ended September 30, 2005. Mutual fund assets grew by 41% from December 31, 2005 to nearly $4.7 billion at September 30, 2006. Since late 2005, Quadrus has acquired books of mutual funds business comprising $920 million of assets and over 125 representatives which has contributed to the growth in third party mutual fund assts under administration.

GROUP RETIREMENT SERVICES

In quarter

Segregated funds deposits increased by 6% versus 2005 with deposits to administered plans increasing by 19% offset by a decline in investment only deposits. Sales of new plans increased 21% over 2005, continuing the momentum from previous quarters. Segregated fund assets increased by over 3% in quarter due to strong investment market growth and positive net cash flow.

Premiums and sales of risk-based products increased significantly over 2005 reflecting a 222% increase in group payout annuity sales. This increase is attributable to the Company's increased focus on the product in the last 15 months.

Other plan assets grew by about 3% due to the increases in the market value of the securities.

Nine months

Segregated fund deposits increased 13% from the first nine months of 2005 with deposits to administered plans increasing by 19%. Sales of new plans increased 60% over 2005 highlighted by outstanding large case results in the first quarter. Segregated fund assets increased 7% from December 31, 2005 due to both strong net cash flow and market gains.

Premiums and sales of risk-based products increased significantly over 2005 reflecting the 132% increase in group payout annuity sales.

The decline in other plan assets from December 31, 2005 is largely due to the loss of a $770 million contract. The loss of this low margin, record keeping services only contract has allowed resources to be directed to increasing our more profitable businesses. The Company has a strategy in place to improve the profitability on the remaining block of other plan assets over the next few years.

CORPORATE

Canada Corporate consists of items not associated with the Canadian business units, including income on surplus assets, financing costs, expenses and income taxes.

Net Income

In quarter
Net charge in the quarter was $17 million compared to a charge of $15 million in 2005. The decrease in earnings reflects lower income on capital in 2006 and higher tax benefits in 2005.

Nine months
Net charge for nine months was $19 million compared to a charge of $21 million in 2005. In addition to the items described above, the 2005 result included the release of a redundant real estate investment provision of $10 million after-tax.

UNITED STATES

The United States operating results for Lifeco include the results of GWL&A and the results of the insurance businesses in the United States branches of Great-West Life and Canada Life, together with an allocation of a portion of Lifeco's corporate results.

2006 DEVELOPMENTS

- GWL&A closed on an agreement to acquire certain 401(k) plan business from Metropolitan Life Insurance Company and its affiliates on October 2, 2006.
- On October 31, 2006, GWL&A reached an agreement with Key Family of Companies in Indiana to acquire all of the outstanding shares of Indiana Health Network, Inc. (IHN), an Indiana-based hospital and physician network. GWL&A expects the transaction will close by December 31, 2006, will add nearly 75,000 members to GWL&A's healthcare division, and will be accretive to earnings in 2007.
- Overall, net income in the quarter in US dollars is 6% lower than 2005, with Financial Services down 15% and Healthcare up 5%.
- Membership continued an upward trend, due to growth in specialty markets.
- Effective July 1, 2006, the Company recaptured the business ceded under a bulk reinsurance treaty in 2003. As a result of the recapture, the Company increased its policy liabilities by US$497 million, and reduced its funds held under reinsurance contracts by US$497 million. As well, the Company recorded a US$497 million increase in premiums and deposits, and a US$497 million increase in amounts paid or credited to policyholders.

AGREEMENT TO ACQUIRE 401(k) PLAN BUSINESS

On June 26, 2006, GWL&A entered into an agreement to acquire several parts of the full service-bundled, small and midsize 401(k), as well as some defined benefit plan business, of Metropolitan Life Insurance Company and its affiliates. The acquisition also includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. The transaction closed on October 2, 2006.

In anticipation of a large receipt of cash from the transaction, the Company purchased approximately US$1.4 billion of U.S. government securities at close of business on September 29th in order to fix the interest rate earned. These purchases coincided with the pricing of the reinsurance transaction which settled on October 2, 2006. The purchases settled in early October. At September 30, both asset and liability balances have increased by approximately US$1.4 billion to reflect this transaction. Upon closing, the transaction is expected to increase assets and policyholder liabilities by US$1.4 billion on the consolidated balance sheet. In addition, the Company will receive fee income by providing administrative services and recordkeeping functions on approximately US$6.3 billion of participant account values.

Selected consolidated financial information - United States

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Total premiums and deposits	**$ 3,084**	$ 2,568	20%	**$ 8,463**	$ 8,478	0%
Fee and other income	**283**	285	-1%	**870**	875	-1%
Paid or credited to policyholders	**1,420**	719	97%	**3,101**	2,807	10%
Net income - common shareholders	**122**	151	-19%	**383**	445	-14%
Total assets				**$ 28,219**	$ 27,147	4%
Segregated funds assets (1)				**17,043**	16,740	2%
Total assets under administration				**$ 45,262**	$ 43,887	3%

(1) The Company's United States segregated funds include investment options that purchase guaranteed annuity contracts issued by the Company. As of September 30, 2006, such investments had been made in the guaranteed interest annuity contracts in the amount of $49 million compared to $431 million for the same period in 2005. As the general account investments are also included in the segregated funds account balances, the Company has reduced the segregated fund account balances by $382 million as of September 30, 2006 compared to $377 million for the same period in 2005 to avoid overstatement of customer account values under management.

FINANCIAL INFORMATION – UNITED STATES

Consolidated operations

	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	**2006**	2005
Income:				
Premium income	**$ 1,261**	$ 553	**$ 2,630**	$ 2,329
Net investment income	**339**	367	**1,011**	1,123
Fee and other income	**283**	285	**870**	875
Total income	**1,883**	1,205	**4,511**	4,327
Benefits and expenses:				
Paid or credited to policyholders	**1,420**	719	**3,101**	2,807
Other	**287**	288	**862**	900
Net operating income before income taxes	**176**	198	**548**	620
Income taxes	**52**	45	**157**	170
Net income before non-controlling interests	**124**	153	**391**	450
Non-controlling interests	**2**	2	**8**	5
Net income - common shareholders	**$ 122**	$ 151	**$ 383**	$ 445

NET INCOME

Net income - common shareholders

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Healthcare	**$ 49**	$ 55	-11%	**$ 130**	$ 170	-24%
Financial Services	**70**	96	-27%	**242**	268	-10%
Corporate	**3**	-	-	**11**	7	57%
	$ 122	$ 151	-19%	**$ 383**	$ 445	-14%
In millions US $	**$ 110**	$ 117	-6%	**$ 339**	$ 336	1%

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended September 30			For the nine months ended September 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Healthcare	**$ 1,536**	$ 1,603	-4%	**$ 4,814**	$ 4,878	-1%
Financial Services	**1,548**	965	60%	**3,649**	3,600	1%
Total premiums and deposits	**$ 3,084**	$ 2,568	20%	**$ 8,463**	$ 8,478	-
Summary by Type						
Risk-based products	**$ 1,261**	$ 553	128%	**$ 2,630**	$ 2,329	13%
Self-funded premium equivalents (ASO contracts)	**1,222**	1,373	-11%	**3,938**	4,232	-7%
Segregated funds deposits						
Individual products	**149**	47	217%	**322**	149	116%
Group products	**452**	595	-24%	**1,573**	1,768	-11%
Total premiums and deposits	**$ 3,084**	$ 2,568	20%	**$ 8,463**	$ 8,478	-
Total premiums and deposits US $	**$ 2,772**	$ 2,183	27%	**$ 7,489**	$ 6,949	8%

Sales	For the three months ended September 30			For the nine months ended September 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Healthcare	**$ 153**	$ 373	-59%	**$ 650**	$ 844	-23%
Financial Services	**433**	403	7%	**1,421**	1,239	15%
Total sales	**$ 586**	$ 776	-24%	**$ 2,071**	$ 2,083	-1%
Total sales US $	**$ 530**	$ 654	-19%	**$ 1,832**	$ 1,707	7%

BUSINESS UNITS – UNITED STATES

HEALTHCARE

Net income

In quarter
In quarter earnings in the Healthcare business unit totalled US$44 million, which is a 5% increase compared to third quarter of 2005 reflecting increased fee revenue.

Nine months
For the nine months ended September 30, 2006, earnings in the Healthcare business unit totalled US$115 million, which is a 10% decrease compared to the same period in 2005. A deterioration.in the aggregate stop loss claims experience in all U.S. Market segments and individual stop loss claims experience primarily in Mid, National and Specialty Markets was partially offset by increased administrative fees on higher membership and increased Pharmacy Benefit Management revenue.

Premiums and deposits and sales

Healthcare - divisional summary

Premiums and deposits		For the three months ended September 30			For the nine months ended September 30		
Business/Product		**2006**	2005	% Change	**2006**	2005	% Change
Group life and health	- guaranteed	**$ 314**	$ 230	37%	**$ 876**	$ 646	36%
	- ASO	**1,222**	1,373	-11%	**3,938**	4,232	-7%
Total premiums and deposits		**$ 1,536**	$ 1,603	-4%	**$ 4,814**	$ 4,878	-1%
Total premiums and deposits US $		**$ 1,385**	$ 1,357	2%	**$ 4,260**	$ 3,998	7%

Sales	For the three months ended September 30			For the nine months ended September 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Group life and health	**$ 153**	$ 373	-59%	**$ 650**	$ 844	-23%
Total sales US $	**$ 139**	$ 312	-55%	**$ 575**	$ 692	-17%

Healthcare - members (in thousands)

	Change for the three months ended September 30		Total at September 30		
	2006	2005	**2006**	2005	% Change
Select and mid-market	**(19)**	19	**1,215**	1,285	-5%
National and Specialty Market	**44**	54	**887**	680	30%
Total	**25**	73	**2,102**	1,965	7%

In quarter
The reported net premiums and deposits decreased by 4% compared to the third quarter of 2005. Healthcare premiums and deposits for the quarter increased 2% to US$1,385 million due, primarily to the termination of a stop loss reinsurance agreement effective January 1, 2006 which resulted in a decrease in ceded premium of US$65 million compared to the third quarter of 2005.

Excluding the impact of reinsurance activity in 2005, premium income totalled US$1,421 million.

Healthcare sales decreased 55% to US$139 million for the third quarter of 2006 over the same period last year. This decrease is attributable to one large case sold in the National market in third quarter 2005 which was not duplicated in 2006 and lower average case sizes sold in the third quarter of 2006, primarily in Mid Market.

Nine months
The reported net premiums and deposits decreased by 1% compared to the nine months ended September 30, 2005. Healthcare premiums and deposits for the period increased 7% to US$4,260 million due, in part, to renewal price increases and increased membership primarily in Specialty Markets. The termination of a stop loss reinsurance agreement effective January 1, 2006 resulted in a decrease in ceded premium of $190 million compared to the nine months ended September 30, 2005.

Excluding the impact of reinsurance activity in 2005, premium income totalled US$4,188 million.

Membership at September 30, 2006 of 2.102 million members increased 4% from 2.025 million members at December 31, 2005, and 7% from 1.965 million members a year ago, mainly due to Specialty Market sales.

Healthcare sales decreased 17% to US$575 million for nine months ended September 30, 2006 over the same period last year. This decrease is primarily attributable to lower National and Mid Markets sales partially offset by increases in the Select Market.

FINANCIAL SERVICES

Net income

In quarter
In quarter earnings were $70 million, which is a decrease of $26 million compared to the same period in 2005. Earnings decreased US$11 million or 15% compared to the same period in 2005 primarily as a result of a US$16 million tax benefit recorded in 2005 related to the resolution of prior years tax issues.

Nine months
For the nine months ended September 30, 2006, earnings were $242 million, which is a decrease of $26 million compared to the same period in 2005. In US dollars, earnings increased 5% compared to the same period in 2005 primarily as a result of higher fee income and net investment margins.

Premiums and deposits and sales

Financial Services - divisional summary

Premiums and deposits	For the three months ended September 30			For the nine months ended September 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Individual Markets	**$ 343**	$ 192	79%	**$ 863**	$ 621	39%
Retirement Services	**643**	773	-17%	**2,224**	2,979	-25%
Sub-total	**986**	965	2%	**3,087**	3,600	-14%
Premiums recaptured	**562**	-	-	**562**	-	-
Total premiums and deposits	**$ 1,548**	$ 965	60%	**$ 3,649**	$ 3,600	1%
Individual Markets	**$ 343**	$ 192	79%	**$ 863**	$ 621	39%
Retirement Services	**1,205**	773	56%	**2,786**	2,979	-6%
Total premiums and deposits	**$ 1,548**	$ 965	60%	**$ 3,649**	$ 3,600	1%
Total premiums and deposits US $	**$ 1,387**	$ 826	68%	**$ 3,229**	$ 2,951	9%

Sales	For the three months ended September 30			For the nine months ended September 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
Individual Markets	**$ 175**	$ 62	182%	**$ 433**	$ 165	162%
Retirement Services	**258**	341	-24%	**988**	1,074	-8%
Total sales	**$ 433**	$ 403	7%	**$ 1,421**	$ 1,239	15%
Total sales US $	**$ 391**	$ 342	14%	**$ 1,257**	$ 1,015	24%

Financial Services - participant accounts (in thousands)

	Change for the three months ended September 30		Total at September 30		
	2006	2005	**2006**	2005	% Change
Individual Markets	**(5)**	(4)	**446**	456	-2%
Public/Non-Profit	**18**	34	**1,617**	1,508	7%
FASCore	**14**	(1)	**908**	706	29%
401(k)	**(1)**	(8)	**474**	483	-2%
Retirement Services	**31**	25	**2,999**	2,697	11%
Total	**26**	21	**3,445**	3,153	9%

In quarter
Premiums and deposits for the quarter were $1,548 million, an increase of $583 million or 60% compared to the same period in 2005. Premiums and deposits in the third quarter include US$497 million due to the recapture of a reinsurance agreement. Excluding the impact of the recapture of the reinsurance agreement, premiums and deposits were US$890 million, an increase of $64 million or 8% compared to the same period in 2005. The increase is attributable to sales of the BOLI general account product.

Sales for the quarter increased $30 million or 7% compared to the same period in 2005. The increase is primarily in Individual Markets, due to higher general and separate account sales of the BOLI product in 2006.

Nine months
Premiums and deposits for the nine months ended September 30, 2006 were $3,649 million, an increase of $49 million or 1% compared to the same period in 2005. Excluding the impact of the recapture of a reinsurance agreement, premiums and deposits were US$2,732 million, a decrease of US$219 million or 7% compared to 2005. The Company's segregated funds include investment options that purchase guaranteed interest annuity contracts. In the first nine months of 2005 there was a large purchase of such guaranteed interest annuity contracts of US$353 million compared to only US$43 million for the nine months ended September 30, 2006. Individual Markets premium increased US$248 million primarily related to higher BOLI sales.

Sales for the nine months ended September 30, 2006 increased $182 million or 15% compared to the same period in 2005. The increase is primarily in Individual Markets which exhibited growth in the general and separate account sales of the BOLI product, as well as increased sales of the Schwab variable annuity product.

Increase in participant accounts is primarily in the FASCore line of business. FASCore increased due to the addition of new institutions since the third quarter of 2005 including Franklin Templeton Investments with 77,000 participants, Federated Investors with 80,000 participants and JP Morgan with 15,000 participants.

Financial Services - Retirement Services customer account values

	Change for the three months ended September 30		Total at September 30		
	2006	2005	**2006**	2005	**% Change**
General account - fixed options					
Public/Non-profit	**$ (58)**	$ (290)	**$ 4,014**	$ 4,378	-8%
401(k)	**10**	(45)	**1,260**	1,281	-2%
	$ (48)	$ (335)	**$ 5,274**	$ 5,659	-7%
Segregated funds - variable options					
Public/Non-profit	**$ 240**	$ (222)	**$ 6,419**	$ 6,516	-1%
401(k)	**140**	(267)	**7,438**	7,369	1%
	$ 380	$ (489)	**$ 13,857**	$ 13,885	-
Unaffiliated retail investment options & administrative services only					
Public/Non-profit	**$ 1,602**	$ 256	**$ 44,754**	$ 38,785	15%
401(k)	**70**	(338)	**6,494**	6,005	8%
Institutional (FASCore)	**952**	(566)	**27,857**	21,226	31%
	$ 2,624	$ (648)	**$ 79,105**	$ 66,016	20%

All of the customer account values were negatively impacted by the strengthening of the Canadian dollar against the US dollar.

Account values invested in the general account fixed investment options have decreased in US dollars by 3% compared to the same period last year, due to the termination of a single large case that totalled $60 million US dollars.

Account values invested in the segregated variable investment options have increased 3% in US dollars compared to the same period last year due to the improvement in U.S. equity markets.

Participant accounts' values invested in unaffiliated retail investment options and participant account values where only administrative services and recordkeeping functions are provided have increased 24% in US dollars in 2006. The increase is primarily attributable to an increase in participants from institutional cases and improvement in U.S. equity markets.

EUROPE

The European segment is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The segment is comprised of two distinct primary business units: Insurance & Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland.

The Insurance & Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, LRG, and their subsidiaries.

TRANSLATION OF FOREIGN CURRENCY

Foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average year-to-date rate.

In 2005, the Company mitigated the volatility associated with the fluctuation of foreign currencies by using forward foreign currency contracts. The effect of these contracts was reflected in the net effective rates. In 2006, the Company has no forward foreign currency contracts in place. The rates used to translate foreign currency denominated items are:

Period ended	Balance sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
British pound			
September 30, 2006	**$2.09**	**$2.06**	**$2.0600**
June 30, 2006	$2.06	$2.04	$2.0400
December 31, 2005	$2.00	$2.21	$2.3272
September 30, 2005	$2.05	$2.26	$2.3214
June 30, 2005	$2.20	$2.31	$2.3072
Euro			
September 30, 2006	**$1.41**	**$1.41**	**$1.4100**
June 30, 2006	$1.42	$1.40	$1.4000
December 31, 2005	$1.38	$1.51	$1.6159
September 30, 2005	$1.40	$1.55	$1.6180
June 30, 2005	$1.48	$1.59	$1.6104
United States dollar			
September 30, 2006	**$1.12**	**$1.13**	**$1.1300**
June 30 2006	$1.12	$1.14	$1.1400
December 31, 2005	$1.17	$1.21	$1.2553
September 30, 2005	$1.16	$1.22	$1.2534
June 30, 2005	$1.23	$1.24	$1.2440

The currency translation impact discussed in the Europe section of this report is based on the application to the 2006 results of the 2005 translation rates including, where appropriate, the impact of forward foreign exchange contracts in place in 2005.

Currency translation impact is a non-GAAP financial measure which attempts to remove the impact of changed currency translation rates on GAAP results. Refer to "Non-GAAP Financial Measures" section of this report.

2006 DEVELOPMENTS

- Shareholder net income in quarter was $129 million, up 72% from the third quarter of 2005. Excluding the unfavourable impact of currency translation, shareholder net income was up 97%.
- Insurance & Annuities premiums and deposits in quarter increased by $517 million, up 38% over the third quarter of 2005. Excluding the unfavourable impact of currency translation, Insurance & Annuities premiums and deposits increased 44%.
- Insurance & Annuities sales in quarter increased by $475 million, up 50% over the third quarter of 2005. Excluding the unfavourable impact of currency translation, Insurance & Annuities sales grew by 57%.
- The Company agreed to purchase a payout annuity block of business from The Equitable Life Assurance Society in the U.K. in the second quarter.

PURCHASE OF PAYOUT ANNUITY BLOCK IN THE UNITED KINGDOM

During the second quarter, the Company's United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. The block of business adds approximately 130,000 annuity policies. This represents a significant increase to Canada Life Limited's existing annuity business and brings the Company's annuity policies to a total of approximately 280,000 policies. This acquisition, along with Phoenix and London Assurance Limited payout annuity acquisition in 2005, furthers the Company's strategy to capitalize on its position in core European markets and will add to Canada Life's strong position in the payout annuity market.

Under the terms of the transaction, the Company will assume a block of payout annuity liabilities, and receive a corresponding amount of assets. At year-end 2005, the value of the assets and liabilities was £4.6 billion ($9.3 billion). Effective January 1, 2006, the Company acquired these liabilities by way of indemnity reinsurance. Arrangements are being made to transfer the policies and supporting assets to the Company. This transfer is expected to be completed in the first quarter of 2007, subject to regulatory and court approval.

At September 30, 2006, the transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $9.5 billion on the consolidated balance sheet.

FINANCIAL INFORMATION – EUROPE

Selected consolidated financial information - Europe

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Total premiums and deposits	**$ 2,618**	$ 2,006	31%	**$ 8,548**	$ 6,957	23%
Fee and other income	**155**	123	26%	**453**	357	27%
Paid or credited to policyholders	**1,837**	1,391	32%	**5,971**	5,015	19%
Net income - common shareholders	**129**	75	72%	**336**	277	21%
Total assets				**$ 37,712**	$ 25,002	51%
Segregated funds assets				**22,745**	18,242	25%
Total assets under administration				**$ 60,457**	$ 43,244	40%

Consolidated operations

	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	**2006**	2005
Income:				
Premium income	**$ 1,508**	1,182	**$ 5,067**	$ 4,648
Net investment income	**516**	337	**1,313**	829
Fee and other income	**155**	123	**453**	357
Total income	**2,179**	1,642	**6,833**	5,834
Benefits and expenses:				
Paid or credited to policyholders	**1,837**	1,391	**5,971**	5,015
Other	**181**	159	**458**	468
Amortization of finite life intangible assets	**1**	2	**3**	4
Net operating income before income taxes	**160**	90	**401**	347
Income taxes	**24**	14	**43**	62
Net income before non-controlling interests	**136**	76	**358**	285
Non-controlling interests	**4**	1	**16**	8
Net income - shareholders	**132**	75	**342**	277
Perpetual preferred share dividends	**3**	-	**6**	-
Net income - common shareholders	**$ 129**	$ 75	**$ 336**	$ 277

NET INCOME

Net income - common shareholders

	For the three months ended September 30			For the nine months ended September 30		
	2006	2005	% Change	**2006**	2005	% Change
Insurance & Annuities	**$ 98**	$ 77	27%	**$ 275**	$ 234	18%
Reinsurance	**34**	9	278%	**77**	53	45%
Corporate	**(3)**	(11)	-73%	**(16)**	(10)	60%
	$ 129	$ 75	72%	**$ 336**	$ 277	21%

Note: 2005 results have been reclassified to conform with the 2006 segment presentation.

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended September 30			For the nine months ended September 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
UK / Isle of Man	**$ 1,527**	$ 998	53%	**$ 4,445**	$ 3,145	41%
Ireland / Germany	**336**	346	-3%	**990**	1,011	-2%
International	**6**	8	-25%	**16**	25	-36%
Insurance & Annuities	**1,869**	1,352	38%	**5,451**	4,181	30%
Reinsurance	**749**	654	15%	**3,097**	2,776	12%
Total premiums and deposits	**$ 2,618**	$ 2,006	31%	**$ 8,548**	$ 6,957	23%
Summary by Type						
Risk-based products	**$ 1,508**	$ 1,182	28%	**$ 5,067**	$ 4,648	9%
Segregated funds deposits						
Individual products	**1,110**	824	35%	**3,481**	2,309	51%
Total premiums and deposits	**$ 2,618**	$ 2,006	31%	**$ 8,548**	$ 6,957	23%

Sales	For the three months ended September 30			For the nine months ended September 30		
Business/Product	**2006**	2005	% Change	**2006**	2005	% Change
UK / Isle of Man	**$ 1,272**	$ 790	61%	**$ 3,582**	$ 2,359	52%
Ireland / Germany	**155**	162	-4%	**504**	556	-9%
Insurance & Annuities	**1,427**	952	50%	**4,086**	2,915	40%
Reinsurance	**668**	577	16%	**2,856**	2,565	11%
Total sales	**$ 2,095**	$ 1,529	37%	**$ 6,942**	$ 5,480	27%

BUSINESS UNITS – EUROPE

INSURANCE & ANNUITIES

Net income

In quarter

Net income attributable to common shareholders increased $21 million or 27%, to $98 million compared to the third quarter of 2005. Excluding the unfavourable impact of currency translation, net income was up 46%.

The increase in earnings was driven by growth in the U.K. payout annuity business due to favourable investment experience, as well as the contribution from the Phoenix and London payout annuity block acquired in 2005 and the Equitable Life payout annuity block reinsured from May 2006. The Phoenix and London block contribution represents mortality, investment and expense experience, which is emerging more favourably than the pricing assumptions. In addition, earnings benefited from improved mortality and expense experience in the group insurance business. Improved operational efficiencies and equity market performance also contributed to the overall strong performance.

Nine months
Net income attributable to common shareholders increased $41 million or 18%, to $275 million compared to the nine months ended September 30, 2005. Excluding the unfavourable impact of currency translation , net income was up 32%.

The increase in earnings was driven by growth in the U.K. payout annuity business due to favourable investment experience, as well as the contribution from the Phoenix and London payout annuity block acquired in 2005 and the Equitable Life payout annuity block reinsured from May 2006. In addition, earnings benefited from improved mortality, morbidity and expense experience, favourable investment experience and asset/liability matching in the group insurance business. The 2005 results also included a one-time investment gain in Ireland of 6 million euros resulting from lower reserve requirements in connection with investment fund guarantees. Improved operational efficiencies and equity market performance also contributed to the overall strong performance.

Premiums and deposits and sales

In quarter
Premiums and deposits increased $517 million or 38%. Excluding the unfavourable currency translation impact of $82 million, premiums and deposits increased $599 million or 44% compared to the third quarter of 2005. The increase was due to higher premiums on payout annuity products and segregated fund premiums on savings products in the United Kingdom/Isle of Man, as well as pension products in Germany. The UK payout annuity sales increase, as compared to the same period in 2005, reflected a surge of business following the implementation of new retirement legislation in April of 2006.

Sales increased by $475 million or 50%. Excluding the unfavourable currency translation impact of $67 million, sales increased $542 million or 57% compared to the third quarter of 2005. The strong sales growth was driven by U.K. payout annuities, savings products in the United Kingdom/Isle of Man, as well as pension products in Germany. While the results were strong, sales of savings products in the Isle of Man tend to be larger and less uniform, resulting in volatility in sales trends.

Nine months
Premiums and deposits increased $1,270 million or 30% for the nine months ended September 30, 2006. Excluding the unfavourable currency translation impact of $531 million, premiums and deposits increased $1,801 million or 43% compared to the same period in 2005. The increase reflects higher segregated fund premiums on savings products in the United Kingdom/Isle of Man and Ireland, pension products in Germany and higher premiums in U.K. payout annuities. The increase in U.K. payout annuities reflected a recovery in the second and third quarters, from the first quarter. A more competitive environment combined with customers delaying purchasing decisions on payout annuities prior to the introduction of new retirement legislation in April of 2006 characterized the first quarter.

Sales increased by $1,171 million or 40% for the nine months ended September 30, 2006. Excluding the unfavourable currency translation impact of $398 million, sales increased $1,569 million or 54% compared to the same period in 2005. Strong sales growth in savings products in the United Kingdom/Isle of Man and Ireland, and UK payout annuities were partly offset by weaker pension sales in Ireland and Germany. The slight decrease in Germany reflects the carry over into the first quarter of 2005 of the surge in sales caused by changes to the taxation of pension products in 2004. Excluding the carry over of the sales surge into the first quarter of 2005, sales in Germany increased 89% compared to the same period last year. The increase in U.K. payout annuities reflected a recovery in the second and third quarters, from the first quarter. A more competitive environment combined with customers delaying purchasing decisions on payout annuities prior to the introduction of new retirement legislation in April of 2006 characterized the first quarter.

REINSURANCE

The 2005 net income results have been reclassified to conform with the 2006 segment presentation. The $30 million after tax provision relating to expected losses arising from hurricane activity along the Gulf Coast of the United States and the $19 million reduction of provisions held in connection with 9/11 claims recorded in the third quarter of 2005 in Reinsurance, have been reclassified to Corporate.

Net income

In quarter

Net income for the Reinsurance business unit was $34 million, an increase of $25 million compared to the same period in 2005. The 2006 results reflect higher renewal profits, lower new business strain and improved mortality experience offset by an increase in provisions recorded in the quarter on certain property and casualty contracts. The 2005 results also included favourable investment experience and asset/liability matching.

Nine months

Net income for the Reinsurance business unit was $77 million, an increase of $24 million from the nine months ended September 30, 2005. Excluding the unfavourable impact of currency translation, net income was up 59%. The 2006 results reflect higher renewal profits, lower new business strain and favourable mortality experience offset by an increase in provisions recorded in the third quarter on certain property and casualty contracts.

The 2005 results also included favourable investment experience and asset/liability matching, an increase in provision for adverse development of $48 million as well as a decrease in actuarial liabilities of $41 million arising from a reinsurance agreement between London Life and General Reinsurance Company Limited, a subsidiary of LRG and Canada Life Assurance (Ireland) Ltd., to provide guarantee risk protection.

Premiums and deposits and sales

In quarter

Premiums and deposits for the Reinsurance business unit were $749 million, an increase of $95 million or 15% over the third quarter of 2005. Sales were $668 million, an increase of $91 million or 16% over the same period in 2005. This primarily reflects higher business activity.

Nine months

Premiums and deposits for the Reinsurance business unit were $3,097 million, an increase of $321 million or 12% over the nine months ended September 30, 2005. Sales were $2,856 million, an increase of $291 million or 11% over the same period in 2005. This primarily reflects a large payout annuity reinsurance contract written in 2006, as well as the renegotiation and commutation of certain reinsurance contracts in 2005 and 2006.

CORPORATE

In the second quarter, the Company established a Corporate line of business within the Europe reporting segment. The Corporate account includes financing charges, certain non-continuing items relating to hurricane provisions and 9/11 claims experience as well as the results for non-core international businesses.

Net income

In quarter
The third quarter 2006 results included financing costs of $3 million partly offset by income from the non-continuing operations. The third quarter 2005 results reflected a provision of $30 million relating to expected losses arising from hurricane activities along the Gulf Coast of the United States partly offset by a $19 million reduction in provisions held for 9/11 claims.

Nine months
The 2006 results include a charge of $32 million incurred by Canada Life in connection with the unfavourable development related to an arbitration with one of its retrocessionaires in respect of discontinued product arising out of the event of September 11, 2001. Partly mitigating this charge were two other non-recurring items which in aggregate increased net income by $17 million. The 2005 results reflect a provision of $30 million relating to expected losses arising from hurricane activities along the Gulf Coast of the United States partly offset by a $19 million reduction in provisions held for 9/11 claims.

LIFECO CORPORATE OPERATING RESULTS

The Lifeco Corporate segment includes operating results for activities of Lifeco that are not associated with the major business units of the Company.

Consolidated operations	**For the three months ended September 30**		**For the nine months ended September 30**	
	2006	2005	**2006**	2005
Income:				
Premium income	**$ -**	$ -	**$ -**	$ -
Net investment income	**27**	(3)	**27**	(9)
Fee and other income	**-**	-	**-**	-
Total income	**27**	(3)	**27**	(9)
Benefits and expenses:				
Paid or credited to policyholders	**-**	-	**-**	-
Other	**1**	1	**3**	3
Restructuring costs	**-**	4	**-**	22
Amortization of finite life intangible assets	**-**	-	**-**	-
Net operating income before income taxes	**26**	(8)	**24**	(34)
Income taxes	**21**	-	**29**	4
Net income before non-controlling interests	**5**	(8)	**(5)**	(38)
Non-controlling interests	**-**	-	**-**	-
Net income - common shareholders	**$ 5**	$ (8)	**$ (5)**	$ (38)

In quarter

Corporate net income was $5 million compared to a charge of $8 million in the third quarter of 2005, comprised of the following after-tax items: restructuring costs incurred in 2006 related to the CLFC acquisition of $0 million ($4 million in 2005), $5 million of U.S. withholding tax ($3 million in 2005) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, $1 million of operating expense ($1 million in 2005) incurred at the Lifeco level, and $17 million of net investment income primarily foreign exchange gains on the strengthening of the Canadian dollar and offset by $6 million of tax charges.

Nine months

Corporate net income was a charge of $5 million compared to a charge of $38 million for the nine months ended September 30, 2005, comprised of the following after-tax items: restructuring costs incurred in 2006 related to the CLFC acquisition of $0 million ($17 million in 2005), $11 million of U.S. withholding tax ($14 million in 2005) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, $3 million non-recurring capital tax charge on a Lifeco subsidiary, $2 million of operating expense ($7 million in 2005) incurred at the Lifeco level, and $17 million of net investment income primarily foreign exchange gains on the strengthening of the Canadian dollar and offset by $6 million of tax charges.

OTHER INFORMATION

Additional information relating to Lifeco, including Lifeco's most recent financial statements, CEO/CFO certification and Annual Information Form are available at www.sedar.com.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended September 30,		For the nine months ended September 30,	
	2006	2005	**2006**	2005
Income				
Premium income	**$ 4,332**	$ 3,186	**$ 12,471**	$ 11,530
Net investment income (note 2)	**1,577**	1,396	**4,416**	4,015
Fee and other income	**658**	606	**1,982**	1,808
	6,567	5,188	**18,869**	17,353
Benefits and expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,871**	3,650	**13,831**	12,547
Commissions	**325**	294	**999**	954
Operating expenses	**532**	535	**1,635**	1,652
Premium taxes	**67**	58	**193**	183
Financing charges (note 3)	**54**	49	**152**	146
Amortization of finite life intangible assets	**5**	5	**14**	14
Restructuring costs	**-**	4	**-**	22
Net income before income taxes	**713**	593	**2,045**	1,835
Income taxes - current	**198**	194	**425**	393
Income taxes - future	**(12)**	(54)	**66**	48
Net income before non-controlling interests	**527**	453	**1,554**	1,394
Non-controlling interests (note 8)	**36**	24	**132**	86
Net income - shareholders	**491**	429	**1,422**	1,308
Perpetual preferred share dividends	**14**	8	**38**	22
Net income - common shareholders	**$ 477**	$ 421	**$ 1,384**	$ 1,286
Earnings per common share (note 12)				
Basic	**$ 0.537**	$ 0.472	**$ 1.554**	$ 1.443
Diluted	**$ 0.532**	$ 0.468	**$ 1.542**	$ 1.430

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in $ millions)

	September 30, 2006	December 31, 2005	September 30, 2005
Assets			
Bonds	**$ 62,558**	$ 59,298	$ 59,132
Mortgage loans	**15,113**	14,605	14,422
Stocks	**4,271**	4,028	3,654
Real estate	**2,050**	1,842	1,814
Loans to policyholders	**6,692**	6,646	6,522
Cash and certificates of deposit	**3,267**	2,961	3,248
Funds held by ceding insurers	**11,596**	2,556	1,980
Goodwill	**5,325**	5,327	5,327
Intangible assets	**1,450**	1,453	1,462
Other assets (note 4)	**3,646**	3,445	3,523
Total assets	**$ 115,968**	$ 102,161	$ 101,084
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 82,556**	$ 71,263	$ 70,223
Provision for claims	**1,140**	999	1,041
Provision for policyholder dividends	**559**	535	599
Provision for experience rating refunds	**439**	401	368
Policyholder funds	**2,071**	2,088	1,843
	86,765	75,286	74,074
Debentures and other debt instruments (note 5)	**1,953**	1,903	1,922
Funds held under reinsurance contracts	**3,433**	4,089	4,350
Other liabilities (note 6)	**5,953**	4,231	4,422
Repurchase agreements	**1,072**	1,023	1,042
Deferred net realized gains	**2,726**	2,598	2,495
	101,902	89,130	88,305
Preferred shares (note 9)	**760**	787	797
Capital trust securities and debentures (note 7)	**647**	648	649
Non-controlling interests (note 8)			
Participating account surplus in subsidiaries	**1,845**	1,741	1,716
Preferred shares issued by subsidiaries	**209**	209	209
Perpetual preferred shares issued by subsidiaries	**155**	157	157
Share capital and surplus			
Share capital (note 9)			
Perpetual preferred shares	**1,099**	799	799
Common shares	**4,673**	4,660	4,659
Accumulated surplus	**5,590**	4,860	4,603
Contributed surplus	**26**	19	20
Currency translation account	**(938)**	(849)	(830)
	10,450	9,489	9,251
Liabilities, share capital and surplus	**$ 115,968**	$ 102,161	$ 101,084

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

(in $ millions)

	For the nine months ended September 30	
	2006	2005
Accumulated surplus		
Balance, beginning of year	**$ 4,860**	$ 3,890
Net income	**1,422**	1,308
Repatriation of Canada Life seed capital from participating account	**-**	2
Share issue costs - preferred shares	**(5)**	(6)
Common share cancellation excess	**(36)**	(34)
Dividends to shareholders		
Perpetual preferred shareholders	**(38)**	(22)
Common shareholders	**(613)**	(535)
Balance, end of period	**$ 5,590**	$ 4,603
Contributed surplus		
Balance, beginning of year	**$ 19**	$ 14
Stock options		
Current year expense (note 10)	**8**	6
Exercised	**(1)**	-
Balance, end of period	**$ 26**	$ 20
Currency translation account		
Balance, beginning of year	**$ (849)**	$ (426)
Change during the period	**(89)**	(404)
Balance, end of period	**$ (938)**	$ (830)

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*

(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	**2006**	2005
Operations				
Net income	**$ 491**	$ 429	**$ 1,422**	$ 1,308
Adjustments for non-cash items:				
Change in policy liabilities	**1,172**	136	**1,575**	1,594
Change in funds held by ceding insurers	**40**	127	**471**	357
Change in funds held under reinsurance contracts	**(524)**	79	**(621)**	11
Change in current income taxes payable	**50**	82	**(24)**	11
Future income tax expense	**(12)**	(54)	**66**	48
Other	**131**	11	**206**	111
Cash flows from operations	**1,348**	810	**3,095**	3,440
Financing Activities				
Issue of common shares	**3**	4	**20**	16
Issue of preferred shares	**-**	300	**300**	300
Purchased and cancelled common shares	**(13)**	(15)	**(43)**	(42)
Redemption of preferred shares	**(18)**	(7)	**(30)**	(7)
Issue of subordinated debentures in subsidiary	**-**	-	**336**	-
Repayment of subordinated debentures in subsidiary	**(250)**	-	**(250)**	-
Repayment of debentures and other debt instruments	**-**	(128)	**(22)**	(150)
Share issue costs	**1**	(6)	**(5)**	(6)
Dividends paid	**(228)**	(195)	**(651)**	(557)
	(505)	(47)	**(345)**	(446)
Investment Activities				
Bond sales and maturities	**7,351**	5,110	**20,683**	18,666
Mortgage loan repayments	**523**	(38)	**1,434**	1,529
Stock sales	**421**	384	**977**	984
Real estate sales	**129**	6	**174**	74
Change in loans to policyholders	**(19)**	(12)	**(239)**	(184)
Change in repurchase agreements	**14**	(163)	**132**	227
Acquisition of business	**-**	22	**-**	22
Investment in bonds	**(7,586)**	(4,904)	**(22,091)**	(19,974)
Investment in mortgage loans	**(847)**	36	**(2,052)**	(1,705)
Investment in stocks	**(380)**	(428)	**(1,018)**	(1,180)
Investment in real estate	**(399)**	(186)	**(515)**	(411)
	(793)	(173)	**(2,515)**	(1,952)
Effect of changes in exchange rates on cash and certificates of deposit	**31**	(168)	**71**	(266)
Increase in cash and certificates of deposit	**81**	422	**306**	776
Cash and certificates of deposit, beginning of period	**3,186**	2,826	**2,961**	2,472
Cash and certificates of deposit, end of period	**$ 3,267**	$ 3,248	**$ 3,267**	$ 3,248

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

(a) The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at September 30, 2006 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2005. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2005.

(b) Certain of 2005 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

2. Net Investment Income

Net investment income is comprised of the following:

For the three months ended September 30, 2006	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 1,009	$ 61	$ 2	$ -	$ 1,072
Mortgage loans	219	11	-	-	230
Stocks	33	61	-	-	94
Real estate	29	17	-	-	46
Other	153	-	-	(18)	135
	$ 1,443	$ 150	$ 2	$ (18)	$ 1,577

For the three months ended September 30, 2005	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 831	$ 60	$ (5)	$ -	$ 886
Mortgage loans	220	14	2	-	236
Stocks	17	81	-	-	98
Real estate	22	14	-	-	36
Other	154	-	-	(14)	140
	$ 1,244	$ 169	$ (3)	$ (14)	$ 1,396

	For the nine months ended September 30, 2006				
	Investment income earned	**Amortization of net realized and unrealized gains**	**Provision for credit losses**	**Investment expenses**	**Net investment income**
Bonds	**$ 2,818**	**$ 185**	**$ 8**	**$ -**	**$ 3,011**
Mortgage loans	**650**	**35**	**1**	**-**	**686**
Stocks	**98**	**185**	**-**	**-**	**283**
Real estate	**83**	**46**	**-**	**-**	**129**
Other	**359**	**-**	**-**	**(52)**	**307**
	$ 4,008	**$ 451**	**$ 9**	**$ (52)**	**$ 4,416**

	For the nine months ended September 30, 2005				
	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 2,398	$ 191	$ 14	$ -	$ 2,603
Mortgage loans	666	41	17	-	724
Stocks	91	169	-	-	260
Real estate	97	33	-	-	130
Other	339	-	-	(41)	298
	$ 3,591	$ 434	$ 31	$ (41)	$ 4,015

3. Financing Charges

Financing charges include interest on long-term debentures and other debt instruments together with distributions and interest on capital trust securities and debentures and preferred shares classified as liabilities.

	For the three months ended September 30,		For the nine months ended September 30,	
	2006	2005	**2006**	2005
Interest on long-term debentures and other debt instruments	**$ 32**	$ 30	**$ 89**	$ 89
Preferred share dividends	**9**	10	**28**	29
Interest on capital trust debentures	**13**	13	**37**	37
Other	**4**	-	**7**	-
Distributions on capital trust securities held by consolidated group as temporary investments	**(4)**	(4)	**(9)**	(9)
Total	**$ 54**	$ 49	**$ 152**	$ 146

4. Other Assets

Other assets consist of the following:

	September 30, 2006	December 31, 2005	September 30, 2005
Premiums in course of collection	**$ 565**	$ 623	$ 510
Interest due and accrued	**1,059**	893	973
Future income taxes	**304**	363	424
Fixed assets	**255**	279	264
Prepaid expenses	**73**	76	68
Accounts receivable	**650**	716	732
Accrued pension asset	**192**	179	194
Other	**548**	316	358
	$ 3,646	$ 3,445	$ 3,523

5. Debentures and Other Debt Instruments

Debentures and other debt instruments consist of the following:

	September 30, 2006	December 31, 2005	September 30, 2005
Short term			
Commercial paper and other short term debt instruments with interest rates from 5.2% to 5.3% (4.0% to 5.0% in 2005)	$ 106	$ 112	$ 110
Revolving credit in respect of reinsurance business with interest rates from 6.0% to 6.1% maturing within one year (5.0% to 5.2% in 2005)	2	14	15
Total short term	108	126	125
Long term			
Operating:			
Notes payable with interest rate of 8.0%	8	9	9
Capital:			
Lifeco			
6.75% Debentures due August 10, 2015, unsecured	200	200	200
6.14% Debentures due March 21, 2018, unsecured	200	200	200
6.74% Debentures due November 24, 2031, unsecured	200	200	200
6.67% Debentures due March 21, 2033, unsecured	400	400	400
	1,000	1,000	1,000
Canada Life			
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	-	250	250
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	200	200	200
6.40% Subordinated debentures due December 11, 2028, unsecured	100	100	100
Acquisition related fair market value adjustment	5	13	31
	305	563	581
Great-West Life & Annuity Insurance Capital, LP			
6.625% Deferrable debentures due November 15, 2034, unsecured (U.S.$175)	196	205	207
Great-West Life & Annuity Insurance Capital, LP II			
7.153% Subordinated debentures due May 16, 2046, unsecured (U.S.$300)	336	-	-
Total long term	1,845	1,777	1,797
Total debentures and other debt instruments	$ 1,953	$ 1,903	$ 1,922

On September 19, 2006 The Canada Life Assurance Company (Canada Life) repaid the $250 principal of the 8% subordinated debentures.

During the second quarter of 2006, the Company issued $336 (U.S. $300) in Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through it's wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable by the Company at the principal amount plus any accrued and unpaid interest after May 16, 2016.

6. Other Liabilities

Other liabilities consist of the following:

	September 30, 2006	December 31, 2005	September 30, 2005
Current income taxes	$ 351	$ 374	$ 415
Accounts payable	400	511	541
Liability for restructuring costs	-	-	22
Post retirement benefits provision	519	508	496
Bank overdraft	424	449	532
Future income taxes	314	317	290
Security purchase payable (note 13)	1,568	-	-
Other	2,377	2,072	2,126
	$ 5,953	$ 4,231	$ 4,422

7. Capital Trust Securities and Debentures

	September 30, 2006	December 31, 2005	September 30, 2005
Capital trust debentures:			
5.995% Senior debentures due December 31, 2052, unsecured (GWLCT)	$ 350	$ 350	$ 350
6.679% Senior debentures due June 30, 2052, unsecured (CLCT)	300	300	300
7.529% Senior debentures due June 30, 2052, unsecured (CLCT)	150	150	150
	800	800	800
Acquisition related fair market value adjustment	32	34	35
Capital trust securities held by consolidated group as temporary investments	(185)	(186)	(186)
Total	$ 647	$ 648	$ 649

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350, and Canada Life Capital Trust (CLCT), a trust established by Canada Life, had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450.

8. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West Life, London Life Insurance Company (London Life), Canada Life and Great-West Life & Annuity Insurance Company (GWL&A) at September 30, 2006 and September 30, 2005.

(a) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in the Summary of Consolidated Operations are as follows:

	For the three months ended September 30,		For the nine months ended September 30,	
	2006	2005	**2006**	2005
Participating account				
Net income attributable to participating account before policyholder dividends				
Great-West Life	**$ 29**	$ 22	**$ 88**	$ 82
London Life	**170**	155	**522**	459
Canada Life	**47**	44	**139**	134
GWL&A	**26**	32	**95**	112
Policyholder dividends				
Great-West Life	**(27)**	(25)	**(78)**	(73)
London Life	**(145)**	(139)	**(425)**	(406)
Canada Life	**(45)**	(40)	**(135)**	(129)
GWL&A	**(24)**	(30)	**(88)**	(107)
Net income	**31**	19	**118**	72
Preferred shareholder dividends of subsidiaries	**5**	5	**14**	14
Total	**$ 36**	$ 24	**$ 132**	$ 86

(b) The carrying value of non-controlling interests consist of the following:

	September 30, 2006	December 31, 2005	September 30, 2005
Participating account surplus:			
Great-West Life	**$ 382**	$ 372	$ 369
London Life	**1,243**	1,151	1,132
Canada Life	**29**	25	20
GWL&A	**191**	193	195
	$ 1,845	$ 1,741	$ 1,716
Preferred shares issued by subsidiaries:			
Great-West Life Series L, 5.20% Non-Cumulative	**$ 52**	$ 52	$ 52
Great-West Life Series O, 5.55% Non-Cumulative	**157**	157	157
	$ 209	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:			
CLFC Series B, 6.25% Non-Cumulative	**$ 145**	$ 145	$ 145
Acquisition related fair market value adjustment	**10**	12	12
	$ 155	$ 157	$ 157

9. Share Capital

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares, Unlimited Common Shares

Issued and outstanding

	September 30, 2006		December 31, 2005		September 30, 2005	
	Number	Stated value	Number	Stated value	Number	Stated value
Preferred shares:						
Classified as liabilities						
Series D, 4.70% Non-Cumulative First Preferred Shares	7,978,900	$ 199	7,978,900	$ 199	7,995,700	$ 200
Series E, 4.80% Non-Cumulative First Preferred Shares	22,422,215	561	23,499,915	588	23,866,115	597
	30,401,115	$ 760	31,478,815	$ 787	31,861,815	$ 797
Perpetual preferred shares:						
Classified as equity						
Series F, 5.90% Non-Cumulative First Preferred Shares	7,957,001	$ 199	7,957,001	$ 199	7,957,001	$ 199
Series G, 5.20% Non-Cumulative First Preferred Shares	12,000,000	300	12,000,000	300	12,000,000	300
Series H, 4.85% Non-Cumulative First Preferred Shares	12,000,000	300	12,000,000	300	12,000,000	300
Series I, 4.50% Non-Cumulative First Preferred Shares	12,000,000	300	-	-	-	-
	43,957,001	$ 1,099	31,957,001	$ 799	31,957,001	$ 799
Common shares:						
Balance, beginning of year	890,689,076	$ 4,660	890,592,348	$ 4,651	890,592,348	$ 4,651
Purchased and cancelled under Normal Course Issuer Bid	(1,511,300)	(7)	(2,012,600)	(11)	(1,493,100)	(8)
Issued under Stock Option Plan	1,911,667	20	2,109,328	20	1,787,030	16
Balance, end of period	891,089,443	$ 4,673	890,689,076	$ 4,660	890,886,278	$ 4,659

During the second quarter of 2006, the Company issued 12,000,000 Series I, 4.50% Non-Cumulative First Preferred Shares for a value of $300 or $25 per share. The shares are redeemable at the option of the Company on or after June 30, 2011, for $25 per share plus a premium if the shares are redeemed before June 30, 2015.

During the nine months ended September 30, 2006, 1,077,700 Series E 4.80% Non-Cumulative First Preferred Shares were purchased pursuant to the Company's Normal Course Issuer Bid for a total cost of $30 or an average of $27.37 per share. The price in excess of stated value was charged to income.

10. Stock Based Compensation

No options were granted under the Company's stock option plan during the third quarter of 2006 and 50,000 options were granted during the second quarter of 2006 (100,000 options were granted during the first quarter of 2005 and no options were granted during the second or third quarter of 2005). The weighted-average fair value of options granted during the nine months ended September 30, 2006 were $5.48 per option ($6.68 per option during the nine months ended September 30, 2005).

Compensation expense of $8 after tax has been recognized in the Summary of Consolidated Operations for the nine months ended September 30, 2006 ($6 after tax for the nine months ended September 30, 2005).

11. Pension Plans and Other Post Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended September 30,		For the nine months ended September 30,	
	2006	2005	**2006**	2005
Pension benefits	**$ 17**	$ 20	**$ 54**	$ 53
Other benefits	**4**	11	**16**	33
Total	**$ 21**	$ 31	**$ 70**	$ 86

12. Earnings Per Common Share

	For the three months ended September 30,		For the nine months ended September 30,	
	2006	2005	**2006**	2005
a) Earnings				
Net income - common shareholders	**$ 477**	$ 421	**$ 1,384**	$ 1,286
b) Number of common shares				
Average number of common shares outstanding			**891,036,927**	891,001,423
Add:				
-Potential exercise of outstanding stock options			**6,523,709**	8,017,290
Average number of common shares outstanding - diluted basis			**897,560,636**	899,018,713
Earnings per common share				
Basic	**$ 0.537**	$ 0.472	**$ 1.554**	$ 1.443
Diluted	**$ 0.532**	$ 0.468	**$ 1.542**	$ 1.430

13. Acquisitions

(a) During the second quarter of 2006, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. Under the terms of the agreement, Canada Life Limited assumed this business on an indemnity reinsurance basis with an effective date of January 1, 2006. Arrangements are being made to transfer the policies to the Company and the transfer is expected to be completed in the first quarter of 2007 subject to regulatory and court approval. The transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $9.5 billion (£4.6 billion) on the consolidated balance sheet at September 30, 2006.

(b) During the second quarter of 2006, GWL&A, entered into a reinsurance agreement to acquire several parts of the full service-bundled, small and midsize 401(k), as well as some defined benefit plan business, of Metropolitan Life Insurance Company and its affiliates. The acquisition also includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. The transaction closed on October 2, 2006, and is expected to increase assets and policyholder liabilities by approximately $1.6 billion (U.S. $1.4 billion) on the consolidated balance sheet. In addition, the Company will receive fee income by providing administrative services and recordkeeping functions on approximately $7.1 billion (U.S. $6.3 billion) of participant account values.

In anticipation of a large receipt of cash in early October associated with the above transaction, the Company purchased approximately $1.6 billion (U.S. $1.4 billion) of U.S. government securities at close of business on September 29, 2006 in order to fix the interest rate earned. These purchases coincided with the pricing of the reinsurance transaction which settled on October 2, 2006. The securities purchases settled in early October. The transaction resulted in an increase in invested assets and a corresponding increase in other liabilities of approximately $1.6 billion (U.S. $1.4 billion) at September 30, 2006.

(c) On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This transaction is not expected to have a material impact on the financial position of the Company.

14. Reinsurance Transaction

During the third quarter of 2006, GWL&A recaptured a reinsurance agreement on certain blocks of group annuity business. The recaptured premiums of $562 associated with the transaction have been recorded in the Summary of Consolidated Operations as an increase in premium income with a corresponding increase to the change in actuarial liabilities. For the Consolidated Balance Sheet, this transaction resulted in a reduction of $557 to funds held under reinsurance contracts with a corresponding increase in policyholder liabilities.

15. Segmented Information

Consolidated Operations

For the three months ended September 30, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,563	$ 1,261	$ 1,508	$ -	$ 4,332
Net investment income	695	339	516	27	1,577
Fee and other income	220	283	155	-	658
Total income	2,478	1,883	2,179	27	6,567
Benefits and expenses:					
Paid or credited to policyholders	1,614	1,420	1,837	-	4,871
Other	509	287	181	1	978
Amortization of finite life intangible assets	4	-	1	-	5
Restructuring costs	-	-	-	-	-
Net operating income before income taxes	351	176	160	26	713
Income taxes	89	52	24	21	186
Net income before non-controlling interests	262	124	136	5	527
Non-controlling interests	30	2	4	-	36
Net income - shareholders	232	122	132	5	491
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 221	$ 122	$ 129	$ 5	$ 477

For the three months ended September 30, 2005

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,451	$ 553	$ 1,182	$ -	$ 3,186
Net investment income	695	367	337	(3)	1,396
Fee and other income	198	285	123	-	606
Total income	2,344	1,205	1,642	(3)	5,188
Benefits and expenses:					
Paid or credited to policyholders	1,540	719	1,391	-	3,650
Other	488	288	159	1	936
Amortization of finite life intangible assets	3	-	2	-	5
Restructuring costs	-	-	-	4	4
Net operating income before income taxes	313	198	90	(8)	593
Income taxes	81	45	14	-	140
Net income before non-controlling interests	232	153	76	(8)	453
Non-controlling interests	21	2	1	-	24
Net income - shareholders	211	151	75	(8)	429
Perpetual preferred share dividends	8	-	-	-	8
Net income - common shareholders	$ 203	$ 151	$ 75	$ (8)	$ 421

For the nine months ended September 30, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 4,774	$ 2,630	$ 5,067	$ -	$ 12,471
Net investment income	2,065	1,011	1,313	27	4,416
Fee and other income	659	870	453	-	1,982
Total income	7,498	4,511	6,833	27	18,869
Benefits and expenses:					
Paid or credited to policyholders	4,759	3,101	5,971	-	13,831
Other	1,656	862	458	3	2,979
Amortization of finite life intangible assets	11	-	3	-	14
Restructuring costs	-	-	-	-	-
Net operating income before income taxes	1,072	548	401	24	2,045
Income taxes	262	157	43	29	491
Net income before non-controlling interests	810	391	358	(5)	1,554
Non-controlling interests	108	8	16	-	132
Net income - shareholders	702	383	342	(5)	1,422
Perpetual preferred share dividends	32	-	6	-	38
Net income - common shareholders	$ 670	$ 383	$ 336	$ (5)	$ 1,384

GREAT-WEST
LIFECO INC.

For the nine months ended September 30, 2005

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 4,553	$ 2,329	$ 4,648	$ -	$ 11,530
Net investment income	2,072	1,123	829	(9)	4,015
Fee and other income	576	875	357	-	1,808
Total income	7,201	4,327	5,834	(9)	17,353
Benefits and expenses:					
Paid or credited to policyholders	4,725	2,807	5,015	-	12,547
Other	1,564	900	468	3	2,935
Amortization of finite life intangible assets	10	-	4	-	14
Restructuring costs	-	-	-	22	22
Net operating income before income taxes	902	620	347	(34)	1,835
Income taxes	205	170	62	4	441
Net income before non-controlling interests	697	450	285	(38)	1,394
Non-controlling interests	73	5	8	-	86
Net income - shareholders	624	445	277	(38)	1,308
Perpetual preferred share dividends	22	-	-	-	22
Net income - common shareholders	$ 602	$ 445	$ 277	$ (38)	$ 1,286

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IGM FINANCIAL INC.

PART C

MANAGEMENT'S DISCUSSION AND ANALYSIS

Page C2

FINANCIAL STATEMENTS AND NOTES

Page C21

SEPTEMBER 30, 2006

Please note that the bottom of each page in Part C contains two different page numbers. A page number with the prefix "C" refers to the number of such page in this document and the page number without any prefix refers to the number of such page in the original document issued by IGM Financial Inc.

The attached documents concerning IGM Financial Inc. are documents prepared and publicly disclosed by such subsidiary. Certain statements in the attached documents, other than statements of historical fact, are forward-looking statements based on certain assumptions and the current expectations of the subsidiary as set forth therein. The reader is cautioned to consider these statements carefully and not to put undue reliance on forward-looking statements. For further information provided by the subsidiary as to the material factors that could cause actual results to differ materially from a conclusion, forecast or projection in the forward-looking information and the material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection set out in the forward-looking information, please see the attached documents, including the section entitled Forward-Looking Information.

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) presents management's view of the operations and financial condition of IGM Financial Inc.(IGM Financial or the Company) as at and for the three and nine months ended September 30, 2006, compared with the same periods in 2005, and should be read in conjunction with the 2005 IGM Financial Inc. Annual Report and the 2006 IGM Financial Inc. First and Second Quarter Report to Shareholders filed on www.sedar.com. Commentary in the MD&A as at and for the three and nine months ended September 30, 2006 is as of November 1, 2006.

FORWARD-LOOKING INFORMATION

This report may contain forward-looking statements about IGM Financial, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

IGM Financial Inc.

Summary of Consolidated Operating Results

Net income for the three months ended September 30, 2006 was $191.4 million compared to $176.6 million for the same period in 2005, an increase of 8.4%. Diluted earnings per share were 72 cents for the period compared to 66 cents in 2005, an increase of 9.1% for the quarter.

Net income for the nine months ended September 30, 2006 was $577.1 million. This amount included a $13.7 million (5 cents per share) non-cash income tax benefit recorded in the second quarter resulting from decreases in the federal corporate income tax rates and their effect on the future income tax liability related to indefinite life intangible assets arising from the acquisition of Mackenzie Financial Corporation in 2001. There is no expectation that the future tax liability will become payable as the Company has no intention of disposing of these assets. Diluted earnings per share on this basis were $2.16 for the period. Net income for the nine months ended September 30, 2006, excluding the non-cash income tax benefit, was $563.4 million compared to net income of $505.2 million in 2005, an increase of 11.5%. Diluted earnings per share on the same basis were $2.11 for the period compared to diluted earnings per share of $1.90 for the same period in 2005, an increase of 11.1%.

Shareholders' equity was $3.72 billion as at September 30, 2006, up from $3.45 billion at December 31, 2005. Return on average common equity for the nine months ended September 30, 2006, excluding a non-cash income tax benefit, was 20.3% compared with return on average common equity of 19.9% for the same period in 2005. The quarterly dividend per common share of 39.75 cents in the third quarter represented an increase of 2.75 cents or 7.4% from 37.0 cents in the second quarter of 2006.

NON-GAAP FINANCIAL MEASURES

Net income, diluted earnings per share (EPS) and return on common equity (ROE) excluding a non-cash income tax benefit for the nine months ended September 30, 2006 exclude a non-cash income tax benefit recorded in the second quarter resulting from decreases in federal corporate income tax rates and their effect on the future income tax liability related to indefinite life intangible assets. While these non-GAAP financial measures are used to provide management and investors with additional measures to assess earnings performance, they do not have standard meanings and are not directly comparable to similar measures used by other companies.

Earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA) are also non-GAAP financial measures. EBIT and EBITDA are alternative measures of performance utilized by management, investors and investment analysts to evaluate and analyze the Company's results. EBITDA is discussed further in the Consolidated Liquidity section later in this MD&A. These non-GAAP financial measures do not have standard meanings and are not directly comparable to any GAAP measure or to similar measures used by other companies.

The reconciliation of non-GAAP results to reported results in accordance with GAAP for net income, EPS and EBITDA is provided in Table 1. The reconciliation of non-GAAP results to reported results in accordance with GAAP related to EBIT is provided in Table 2.

REPORTABLE SEGMENTS

IGM Financial's reportable segments, which reflect the current organizational structure, are:

- Investors Group
- Mackenzie
- Corporate and Other.

Management measures and evaluates the performance of these segments based on EBIT as shown in Table 2.

Discussion of Investors Group and Mackenzie Segment Operating Results is contained in their respective sections of this MD&A.

TABLE 1: RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

($ millions)	THREE MONTHS ENDED SEPTEMBER 30 2006	2005	NINE MONTHS ENDED SEPTEMBER 30 2006	2005
Net income excluding a non-cash income tax benefit – Non-GAAP measure	**$ 191.4**	$ 176.6	**$ 563.4**	$ 505.2
Non-cash income tax benefit	**–**	–	**13.7**	–
Net income – GAAP	**$ 191.4**	$ 176.6	**$ 577.1**	$ 505.2
Earnings per share excluding a non-cash income tax benefit – Non-GAAP measure	**$ 0.72**	$ 0.66	**$ 2.11**	$ 1.90
Non-cash income tax benefit	**–**	–	**0.05**	–
Earnings per share – GAAP	**$ 0.72**	$ 0.66	**$ 2.16**	$ 1.90
EBITDA – Non-GAAP measure	**$ 386.4**	$ 344.5	**$ 1,135.4**	$ 1,012.2
Commission amortization	**(73.6)**	(66.7)	**(220.3)**	(194.3)
Amortization of capital and intangible assets	**(5.2)**	(5.7)	**(15.9)**	(17.1)
Interest expense on long-term debt and dividends on preferred shares	**(26.4)**	(27.0)	**(78.6)**	(80.3)
Income before income taxes and non-controlling interest	**281.2**	245.1	**820.6**	720.5
Income taxes	**(89.6)**	(68.3)	**(242.1)**	(214.0)
Non-controlling interest	**(0.2)**	(0.2)	**(1.4)**	(1.3)
Net income – GAAP	**$ 191.4**	$ 176.6	**$ 577.1**	$ 505.2

IGM FINANCIAL INC.

TABLE 2: CONSOLIDATED OPERATING RESULTS BY SEGMENT

Three months ended September 30 ($ millions)	INVESTORS GROUP 2006	INVESTORS GROUP 2005	MACKENZIE 2006	MACKENZIE 2005	CORPORATE & OTHER 2006	CORPORATE & OTHER 2005	TOTAL 2006	TOTAL 2005
Fee income	**$ 334.7**	$ 308.6	**$ 224.2**	$ 216.3	**$ 28.8**	$ 23.5	**$ 587.7**	$ 548.4
Net investment income and other	**38.1**	28.3	**6.5**	4.9	**10.8**	5.4	**55.4**	38.6
	372.8	336.9	**230.7**	221.2	**39.6**	28.9	**643.1**	587.0
Operating expenses								
Commissions	**97.6**	83.8	**90.1**	85.8	**17.5**	13.9	**205.2**	183.5
Non-commission	**64.2**	64.9	**62.1**	63.2	**8.2**	7.6	**134.5**	135.7
	161.8	148.7	**152.2**	149.0	**25.7**	21.5	**339.7**	319.2
Earnings before interest and taxes	**$ 211.0**	$ 188.2	**$ 78.5**	$ 72.2	**$ 13.9**	$ 7.4	**303.4**	267.8
Interest expense							**22.2**	22.7
Income before income taxes and non-controlling interest							**281.2**	245.1
Income taxes							**89.6**	68.3
Income before non-controlling interest							**191.6**	176.8
Non-controlling interest							**0.2**	0.2
Net income							**$ 191.4**	$ 176.6

Nine months ended September 30 ($ millions)	INVESTORS GROUP 2006	INVESTORS GROUP 2005	MACKENZIE 2006	MACKENZIE 2005	CORPORATE & OTHER 2006	CORPORATE & OTHER 2005	TOTAL 2006	TOTAL 2005
Fee income	**$ 992.0**	$ 884.8	**$ 687.7**	$ 643.4	**$ 84.4**	$ 75.3	**$ 1,764.1**	$ 1,603.5
Net investment income and other	**113.0**	101.7	**20.3**	13.5	**28.6**	20.6	**161.9**	135.8
	1,105.0	986.5	**708.0**	656.9	**113.0**	95.9	**1,926.0**	1,739.3
Operating expenses								
Commissions	**287.3**	238.9	**274.9**	252.5	**51.6**	45.6	**613.8**	537.0
Non-commission	**204.9**	199.0	**196.4**	192.1	**24.1**	23.1	**425.4**	414.2
	492.2	437.9	**471.3**	444.6	**75.7**	68.7	**1,039.2**	951.2
Earnings before interest and taxes	**$ 612.8**	$ 548.6	**$ 236.7**	$ 212.3	**$ 37.3**	$ 27.2	**886.8**	788.1
Interest expense							**66.2**	67.6
Income before income taxes and non-controlling interest							**820.6**	720.5
Income taxes							**242.1**	214.0
Income before non-controlling interest							**578.5**	506.5
Non-controlling interest							**1.4**	1.3
Net income								
GAAP							**$ 577.1**	$ 505.2
Excluding a non-cash income tax benefit[1]							**$ 563.4**	$ 505.2

[1] *Refer to Summary of Consolidated Operating Results for an explanation of the Company's use of non-GAAP financial measures.*

The Corporate and Other segment includes operating results for Investment Planning Counsel, net investment income earned on unallocated investments and other income as well as inter-segment eliminations. Earnings before interest and taxes were $13.9 million for the three months ended September 30, 2006 compared to $7.4 million in 2005. Earnings before interest and taxes related to Investment Planning Counsel were $1.0 million higher than 2005 levels. Net investment income on unallocated investments increased by $5.4 million in 2006 compared with 2005 as a result of higher balances and increases in interest rates.

For the nine months ended September 30, 2006, earnings before interest and taxes for Corporate and Other were $37.3 million compared to $27.2 million in 2005. Earnings before interest and taxes related to Investment Planning Counsel were $0.3 million higher than 2005 levels. Investment Planning Counsel's 2005 results included a non-recurring gain of $1.1 million related to the disposition of an investment. Net investment income on unallocated investments increased by $13.4 million in 2006 compared with 2005 related to both higher balances and higher interest rates. Other income decreased by $4.2 million in 2006 compared with 2005. Other income in 2005 included the elimination of certain provisions established as a result of previous acquisitions.

Certain items reflected in Table 2 are not allocated to segments:

- *Interest expense* – Represents the interest expense on both the remaining debt issued pursuant to the Mackenzie acquisition and a note payable to Power Financial Corporation, as well as dividends paid on the outstanding preferred shares. Interest expense on long-term debt issued in relation to the Mackenzie acquisition totalled $17.0 million and $50.7 million for the three and nine month periods ended September 30, 2006 compared with $17.5 million and $52.1 million in 2005. The decrease in both the three and nine month periods related to the interest on the $25.0 million note payable to Power Financial Corporation which matured on January 16, 2006. Dividends paid on preferred shares were $5.2 million and $15.5 million for the three and nine month periods in both 2006 and 2005.
- *Income taxes* – The effective income tax rate for the three months ended September 30, 2006 was 31.8% compared with 27.9% in 2005 as shown in Table 3. The change in the effective income tax rate relates primarily to the amount of favourable tax experience recognized in 2005 compared with 2006 as reflected in the Other items line in Table 3.

The effective income tax rate for the nine months ended September 30, 2006 was 29.5% compared with 29.7% in 2005. As a result of decreases in federal corporate income tax rates and the resulting reduction in the future income tax liability related to indefinite life intangible assets, the Company recorded a

IGM FINANCIAL INC.

TABLE 3: EFFECTIVE INCOME TAX RATE

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2006	2005	2006	2005
Income taxes at Canadian federal and provincial statutory rates	**35.45%**	35.90%	**35.47%**	35.95%
Effect of:				
Dividend income	**(0.16)**	(0.18)	**(0.16)**	(0.19)
Net capital gains and losses	**(0.88)**	(0.93)	**(0.91)**	(0.82)
Share of earnings of affiliate	**(2.36)**	(2.92)	**(2.55)**	(2.81)
Preferred dividends paid	**0.67**	0.78	**0.69**	0.80
Impact of rate changes on future income taxes related to indefinite life intangible assets	**–**	–	**(1.66)**	–
Other items	**(0.89)**	(4.76)	**(1.38)**	(3.22)
Effective income tax rate	**31.83%**	27.89%	**29.50%**	29.71%

$13.7 million ($0.05 per share) non-cash income tax benefit in the second quarter. This resulted in a 1.66% reduction in the effective income tax rate for the nine month period in 2006. The benefit of the reduction in federal and provincial corporate income tax rates on other operating future income tax assets and liabilities is reflected in the Other items line.

Continuous tax planning may allow the Company to record lower income taxes in the current period and, as well, income taxes recorded in prior periods may be adjusted in the current period to reflect management's best estimates of the overall adequacy of its provisions at that time. Any related tax benefits or changes in management's best estimates are reflected in Other items, which also includes, but is not limited to, the effect of lower effective tax rates on income not subject to tax in Canada. Management monitors the status of its income tax filings, and regularly assesses the overall adequacy of its provision for income taxes.

Investors Group

Assets Under Management

The level of assets under management is influenced by three factors: sales, redemptions and investment returns. The changes in assets under management in 2006 compared with 2005 are reflected in Table 4.

For the three months ended September 30, 2006, sales of Investors Group mutual funds through its Consultant network were $1.2 billion, an increase of 3.3% from 2005. Mutual fund redemptions totalled $1.1 billion for the same period, a decrease of 2.8% from 2005. Investors Group's twelve month trailing redemption rate for long-term funds decreased to 8.1% at September 30, 2006 from 9.1% at September 30, 2005 and remains below the average redemption rate of approximately 15.5% for all other members of the Investment Funds Institute of Canada (IFIC). Net sales of Investors Group mutual funds were $127 million in 2006 compared with net sales of $56 million in 2005, an increase of 129%. Sales of long-term funds were

TABLE 4: CHANGE IN MUTUAL FUND ASSETS UNDER MANAGEMENT – INVESTORS GROUP

($ millions)	THREE MONTHS ENDED SEPTEMBER 30 2006	2005	CHANGE	NINE MONTHS ENDED SEPTEMBER 30 2006	2005	CHANGE
Sales	**$ 1,244.4**	$ 1,205.1	3.3%	**$ 4,692.5**	$ 4,111.1	14.1%
Redemptions	**1,117.3**	1,149.6	(2.8)	**3,682.6**	3,587.3	2.7
Net sales	**127.1**	55.5	129.0	**1,009.9**	523.8	92.8
Market and income	**2,034.6**	2,067.1	(1.6)	**2,281.9**	4,011.2	(43.1)
Net change in assets	**2,161.7**	2,122.6	1.8	**3,291.8**	4,535.0	(27.4)
Beginning assets	**51,831.1**	46,922.2	10.5	**50,701.0**	44,509.8	13.9
Ending assets	**$ 53,992.8**	$ 49,044.8	10.1%	**$ 53,992.8**	$ 49,044.8	10.1%
Consists of:						
Investors Masterseries™ funds				**$ 46,432.7**	$ 42,247.4	9.9%
IG Mackenzie partner funds				**2,345.5**	2,051.4	14.3
Partner funds				**4,683.1**	4,246.4	10.3
*i*Profile™ funds				**531.5**	499.6	6.4
				$ 53,992.8	$ 49,044.8	10.1%
Average daily assets	**$ 53,105.3**	$ 48,295.0	10.0%	**$ 52,700.9**	$ 46,481.5	13.4%

$1.0 billion for the three months ended September 30, 2006, unchanged from 2005. Net sales of long-term funds were $45 million compared to net sales of $10 million in 2005.

For the nine months ended September 30, 2006, sales of Investors Group mutual funds were $4.7 billion, an increase of 14.1% from 2005. Mutual fund redemptions totalled $3.7 billion for the same period, an increase of 2.7% from 2005. Net sales of Investors Group mutual funds were $1.0 billion in 2006 compared with net sales of $524 million in 2005, an increase of 92.8%. Sales of long-term funds were $4.0 billion for the nine months ended September 30, 2006, compared with $3.4 billion in 2005, an increase of 15.2%. Net sales of long-term funds were $772 million compared to net sales of $361 million in 2005, an increase of 114%.

At September 30, 2006, 34% of Investors Masterseries™ mutual funds had four or five star ratings from the Morningstar[†] fund ranking service and 69% had a rating of three stars or better, compared to 34% and 64% respectively at December 31, 2005. This compared to the Morningstar[†] universe of 31% for four and five star funds and 67% for three stars or better at September 30, 2006. Morningstar Ratings[†] are an objective, quantitative measure of a fund's three, five and ten year risk-adjusted performance relative to comparable funds.

Investors Group's mutual fund assets under management were $54.0 billion at September 30, 2006 as shown in Table 4. This level of assets represented an increase of $2.2 billion or 4.2% from June 30, 2006 and reflected net sales of $127.1 million and market appreciation of $2.0 billion for the quarter. During the nine month period ending September 30, 2006 assets increased by $3.3 billion or 6.5% with net sales of $1.0 billion and market appreciation of $2.3 billion accounting for the increase in assets. During the twelve month period ended September 30, 2006, assets increased by $4.9 billion or 10.1% and reflected net market appreciation of $3.7 billion and net sales of mutual funds totalling $1.2 billion.

On July 21, 2006, Investors Group launched new funds in both unit trust and Corporate Class versions to further complement the existing lineup. Two Canadian growth mandates, Investors Canadian Growth Fund and the IG Mackenzie Maxxum Canadian Equity Growth Fund, invest primarily in growth-oriented Canadian companies. Additionally, the new unit trust funds were incorporated into a select number of Investors Group's Alto™ and Allegro™ portfolio funds.

On August 14, 2006, Investors Group launched the Investors Greater China Fund and a Corporate Class version of the Fund (named Investors Greater China Class). These funds will invest in equity securities of companies located in China, Hong Kong, Taiwan and Singapore and in companies that derive a significant portion of their revenues from the Greater China area.

On September 5, 2006, Investors Group announced the establishment of the Investors Group Charitable Giving Program™. This donor-advised giving program will enable Canadians to make charitable donations that will support charities of their choice.

Other Products and Services

INSURANCE

Investors Group distributes insurance products through I.G. Insurance Services Inc. For the three months ended September 30, 2006, sales of insurance products as measured by annualized premiums were $8.2 million, unchanged from the prior year. For the nine months ended September 30, 2006, sales of insurance products were $24.9 million, an increase of 2.0% or $0.5 million from 2005. Total face amount of insurance in force at September 30, 2006 was $40.0 billion, an increase of $3.7 billion from September 30, 2005.

SECURITIES OPERATIONS

Investors Group provides securities services to clients through Investors Group Securities Inc. At September 30, 2006, assets under administration in Investors Group Securities Inc. were $1.2 billion.

MORTGAGE OPERATIONS

Investors Group Consultants play an important role in sourcing residential mortgages through client referrals to Investors Group mortgage planning specialists.

Through its mortgage banking operations, mortgages are sold to Investors Mortgage and Short Term Income Fund, Investors Group's intermediary operations, as well as to third parties and to mortgage conduits. Investors Group is responsible for the ongoing servicing of these mortgages. Investors Group mortgage operations provides both origination and servicing as outlined in the Investors Group Review of the Business contained in the 2005 IGM Financial Inc. Annual Report. At September 30, 2006, Investors Group serviced $5.9 billion in mortgages, as compared to $5.4 billion at September 30, 2005.

SOLUTIONS BANKING†

Investors Group provides banking services to its clients through Solutions Banking†. The offering consists of a wide range of products and services provided by the National Bank of Canada under a long-term distribution agreement and includes: investment loans, lines of credit, personal loans, creditor insurance, deposit accounts and credit cards.

SEGREGATED FUNDS

At September 30, 2006, Investors Group offered its clients eight segregated funds distributed solely by Investors Group Consultants. These segregated funds are underwritten by The Great-West Life Assurance Company and invest in mutual funds managed by Investors Group. At September 30, 2006, total segregated fund assets were $119.4 million compared to $68.0 million at September 30, 2005. On October 2, 2006, Investors Group launched 14 new segregated portfolio funds. Each new segregated portfolio fund emulates an existing Alto™ or Allegro™ portfolio fund.

ADDITIONAL PRODUCTS AND SERVICES

Investors Group also offers guaranteed investment certificates to its clients through Investors Group Trust Co. Ltd. and a number of other financial institutions.

Consultant Network

Investors Group is focused on growing its distribution network by attracting and training new Consultants as well as retaining existing Consultants. This is discussed more fully in the Investors Group Review of the Business contained in the 2005 IGM Financial Inc. Annual Report. As at September 30, 2006, the number of Consultants totalled 3,860 compared to 3,668 at December 31, 2005 and 3,560 one year ago. The number of Consultants with more than four years experience was 2,174 compared to 2,100 at December 31, 2005 and 2,098 one year ago. The Consultant network has grown in each of the last nine consecutive quarters and now stands at its highest level on record.

In 2005, Investors Group added seven new region offices concurrent with the growth of its field management and the number of new Consultants. In 2006, Investors Group is embarking on a further phase of region office expansion with five new region offices announced for Vancouver, Regina, London, Mississauga, and Halifax.

Segment Operating Results

Investors Group's earnings from operations before interest and taxes for the three and nine month periods ended September 30, 2006 compared with 2005 are presented in Table 5.

FEE AND NET INVESTMENT INCOME

For the three months ended September 30, 2006, management fee income increased by $23.1 million to $260.9 million, reflecting the increase of 10.0% in average daily mutual fund assets during the quarter compared with 2005. For the nine month period, management fee income increased $90.8 million, reflecting the increase of 13.4% in year-to-date average daily mutual fund assets compared with 2005. Management fee income represents 195 basis points of average daily mutual fund assets in both the three and nine month periods in 2006, unchanged from 2005.

Investors Group receives administration fees for providing administrative services to its mutual funds through certain of its subsidiaries and trusteeship services to its unit trust mutual funds through Investors Group Trust Co. Ltd. Administration fees totalled $45.3 million for the three months ended September 30, 2006, up from $40.4 million in 2005. Fees for the nine months ended September 30, 2006 were $135.5 million compared to $124.5 million in 2005. The increase in fee income for both the three and nine month periods relates primarily to increases in trustee fees and other service fees resulting from the growth in average mutual fund assets.

Distribution fees are earned from:

- Redemption fees on mutual funds sold with a back-end load feature.
- Distribution of insurance products through I.G. Insurance Services Inc.
- Securities trading services provided through Investors Group Securities Inc.
- Banking services provided through Solutions Banking[t], an arrangement with the National Bank of Canada.

Distribution fee income totalled $28.5 million for the three months ended September 30, 2006 compared to $30.4 million in 2005. For the nine month period, distribution fee income totalled $86.2 million compared to $80.8 million in 2005. Changes in both the three and nine month periods resulted from: (i) distribution fee income on securities and banking operations which increased by $2.4 million and $4.6 million respectively in the three and nine month periods; (ii) distribution fee income earned on the sale of insurance products which increased by $1.3 million and $4.2 million respectively in the three and nine month periods. The 2005 results for insurance operations in both the three and nine month periods included additional revenue related to the restructuring of the Company's distribution agreements, and; (iii) redemption fee income which was $7.8 million for the three months ended September 30, 2006

TABLE 5: OPERATING RESULTS – INVESTORS GROUP

	THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30		
($ millions)	2006	2005	CHANGE	2006	2005	CHANGE
Fee and net investment income						
Management	**$ 260.9**	$ 237.8	9.7%	**$ 770.3**	$ 679.5	13.4%
Administration	**45.3**	40.4	12.1	**135.5**	124.5	8.8
Distribution	**28.5**	30.4	(6.3)	**86.2**	80.8	6.7
Net investment income and other	**38.1**	28.3	34.6	**113.0**	101.7	11.1
	372.8	336.9	10.7	**1,105.0**	986.5	12.0
Operating expenses						
Commissions	**46.5**	38.5	20.8	**135.8**	107.2	26.7
Asset retention bonus and premium	**51.1**	45.3	12.8	**151.5**	131.7	15.0
Non-commission	**64.2**	64.9	(1.1)	**204.9**	199.0	3.0
	161.8	148.7	8.8	**492.2**	437.9	12.4
Earnings before interest and taxes	**$ 211.0**	$ 188.2	12.1%	**$ 612.8**	$ 548.6	11.7%

compared to $8.1 million in 2005. Redemption fee income of $26.2 million for the nine months ended September 30, 2006 increased by $2.4 million due to both higher redemptions subject to deferred sales charges in 2006 compared to 2005 and a higher amount of assets subject to the industry standard deferred sales charge schedule which Investors Group introduced in 2003.

Net investment income represents the difference between investment income and interest expense. Interest expense includes interest on deposit liabilities, certificates and debt incurred to finance Investors Group's investment in Great-West Lifeco Inc. (GWL). Net investment income and other totalled $38.1 million for the three months ended September 30, 2006, an increase of $9.8 million from $28.3 million in 2005 relating primarily to increases in revenues related to mortgage banking activities and gains on the sale of securities.

For the nine months ended September 30, 2006, net investment income and other totalled $113.0 million, an increase of $11.3 million from $101.7 million in 2005. Increases in gains on the sale of securities, Investors Group's share of GWL's earnings, and revenues related to mortgage banking activities were offset in part by decreases in other income. Other income in 2005 included the recovery of prior years' commodity taxes paid and a reduction of $2.5 million in provisions previously established for the exit of certain activities which were no longer required.

OPERATING EXPENSES

Investors Group incurs commission expense in connection with the distribution of its financial services and products, particularly its mutual funds. Commissions are paid on the sale of these products and will fluctuate with the level of sales. Commission expense for the three months ended September 30, 2006 increased by $8.0 million to $46.5 million compared with $38.5 million in 2005. For the nine months ended September 30, 2006, commission expense increased by $28.6 million to $135.8 million from $107.2 million in 2005.

The increase in commission expense was due to:

- Increase in amortization of commissions totalling $7.4 million for the three months and $22.2 million for the nine months related to prior years' sales. This increase reflects the impact from the change in estimate, effective April 1, 2001, which increased the term of amortization on mutual fund sales commissions to 72 months.
- Increase in amortization of commissions of $0.8 million for the three months and $1.7 million for the nine months related to higher commission payments in 2006 compared with 2005. The increase in commission payments results from higher mutual fund sales.
- Increase in other compensation of $4.7 million for the nine months related to mutual fund operations, insurance, mortgage and banking products due to higher sales.

The asset retention bonus (ARB) and premium (ARP) expenses, which are based on the level of assets under management, are comprised of the following:

- ARB which is paid monthly and is based on the value of assets under management. ARB expense increased by $4.1 million to $44.1 million for the three month period and $15.2 million to $130.5 million for the nine month period primarily as a result of the increase in assets under management.
- ARP which is a deferred component of compensation designed to promote Consultant retention. The ARP, which is related to assets under management at each year-end, increased by $1.7 million in the three month period in 2006 to $7.0 million. For the nine month period, ARP increased $4.6 million to $21.0 million.

Non-commission expenses totalled $64.2 million for the three months ended September 30, 2006 compared with $64.9 million in 2005, a decrease of $0.7 million or 1.1%. For the nine month period, non-commission expense totalled $204.9 million compared to $199.0 million in 2005, an increase of $5.9 million or 3.0%. Increases in expenses in both periods were primarily due to:

- Increases in Consultant Network support costs as a result of increased activity levels.
- Increases in expenses related to the administration of Investors Group's mutual funds due to both increased transactional volumes and unitholder system enhancements.

Non-commission expenses for the three and nine months ended September 30, 2006 also included a reduction in expenses of $4.6 million arising from a change in estimate related to credit losses on the Company's mortgage banking operations.

Non-commission expenses for the nine months ended September 30, 2005 included a reduction in expenses of $1.7 million in the first quarter arising from a change in estimate related to credit losses on Consultant financing programs.

Mackenzie

Assets Under Management

Mackenzie's total assets under management at September 30, 2006 were $56.8 billion, an increase of $6.9 billion or 13.9% from $49.9 billion at December 31, 2005 and an increase of $8.9 billion or 18.7% from $47.9 billion as at September 30, 2005. Mackenzie's mutual fund assets under management were $43.5 billion at September 30, 2006, an increase of $1.9 billion or 4.6% from $41.6 billion as at December 31, 2005 and an increase of $3.3 billion or 8.2% from $40.2 billion as at September 30, 2005. Included in Mackenzie's institutional accounts is $3.3 billion resulting from Mackenzie's acquisition of the assets of the Cundill Group during the third quarter of 2006. The changes in assets under management are summarized in Table 6.

In the three month period ended September 30, 2006, gross sales of Mackenzie's mutual funds were $1.4 billion, a decrease of 16.0% from $1.7 billion in the comparative period last year. Redemptions of mutual funds in both the current and prior year period were $1.6 billion. Net redemptions of mutual funds for the three month period ended September 30, 2006 were $194 million, as compared to net sales of $110 million for the comparative period last year. Net redemptions of long-term funds were $307 million in the current period, as compared to net sales of long-term funds of $85 million in the comparative period last year.

For the nine month period ended September 30, 2006, gross sales of Mackenzie's mutual funds were $6.3 billion, an increase of 6.7% from $5.9 billion in the comparative period last year. Redemptions of mutual funds in the current period were $5.8 billion as compared to redemptions of $5.2 billion in the nine month period ended September 30, 2005. Net sales of mutual funds for the nine month period ended September 30, 2006 were $450 million, as compared to net sales of $663 million in the comparative period last year. Net sales of long-term funds were $335 million for the nine month period ended September 30, 2006, as compared to net sales of long-term funds of $684 million in the comparative period last year.

As at September 30, 2006, Mackenzie's twelve month trailing redemption rate for long-term funds was 15.1%, unchanged from the comparative period last year. The average twelve month trailing redemption rate for

TABLE 6: CHANGES IN ASSETS UNDER MANAGEMENT – MACKENZIE

	THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30		
($ millions)	**2006**	2005	CHANGE	**2006**	2005	CHANGE
Mutual Funds						
Sales	**$ 1,445.8**	$ 1,721.7	(16.0)%	**$ 6,285.3**	$ 5,892.5	6.7%
Redemptions	**1,639.9**	1,611.3	1.8	**5,835.4**	5,229.6	11.6
Net sales (redemptions)	**(194.1)**	110.4	N/M	**449.9**	662.9	(32.1)
Market and income	**1,290.7**	1,155.7	11.7	**1,456.0**	2,254.2	(35.4)
Net change in assets	**1,096.6**	1,266.1	(13.4)	**1,905.9**	2,917.1	(34.7)
Beginning assets	**42,401.3**	38,949.2	8.9	**41,592.0**	37,298.2	11.5
Ending assets	**$ 43,497.9**	$ 40,215.3	8.2%	**43,497.9**	40,215.3	8.2
Institutional Accounts						
Related parties including Investors Group				**4,254.3**	3,914.8	8.7
Other				**8,891.7**	3,536.7	151.4
				13,146.0	7,451.5	76.4
Structured Products				**147.4**	187.1	(21.2)
Total				**$ 56,791.3**	$ 47,853.9	18.7%
Average daily mutual fund assets	**$ 43,070.9**	$ 39,659.7	8.6%	**$ 42,981.3**	$ 38,664.9	11.2%

IGM FINANCIAL INC.

long-term funds for all other members of IFIC declined to approximately 14.8% at September 30, 2006 from 16.1% last year. Mackenzie's twelve month trailing redemption rate for long-term funds increased primarily due to the proportion of Mackenzie's mutual fund units which are no longer subject to a redemption fee.

During the three month period ended September 30, 2006, net market appreciation resulted in mutual fund assets increasing by $1.3 billion as compared to an increase of $1.2 billion in the comparative period last year. During the nine month period ended September 30, 2006, net market appreciation resulted in mutual fund assets increasing by $1.5 billion as compared to an increase of $2.3 billion in the comparative period last year.

At September 30, 2006, 40% of Mackenzie's mutual fund assets measured by the Morningstar† fund ranking service had four or five star ratings and 78% had a rating of three stars or better. This compared to 46% and 89% respectively at September 30, 2005, and to the Morningstar† universe of 53% for four and five star funds and 86% for three stars or better as at September 30, 2006.

Mackenzie also provides investment management services to institutional accounts. The assets in these accounts as at September 30, 2006 were $13.1 billion, a 76.4% increase from $7.5 billion last year. Included in Mackenzie's institutional accounts is $3.3 billion resulting from Mackenzie's acquisition of the assets of the Cundill Group during the quarter. As well, Mackenzie's structured products totalled $147 million as at September 30, 2006, a decrease of $39.7 million as compared to September 30, 2005.

On July 4, 2006, Mackenzie launched the Mackenzie Charitable Giving Fund, a donor-advised giving program designed to provide a strategic and focused approach to giving.

Segment Operating Results

Mackenzie's earnings from operations before interest and taxes for the three and nine month periods ended September 30, 2006 compared with 2005 are presented in Table 7.

FEE AND NET INVESTMENT INCOME

The majority of Mackenzie's revenues are earned from management services it provides as fund manager to the Mackenzie mutual funds. In addition to Mackenzie's

TABLE 7: OPERATING RESULTS – MACKENZIE

	THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30		
($ millions)	**2006**	2005	CHANGE	**2006**	2005	CHANGE
Fee and net investment income						
Management	**$ 185.4**	$ 174.3	6.4%	**$ 564.9**	$ 514.5	9.8%
Administration	**31.6**	33.8	(6.5)	**97.8**	102.7	(4.8)
Distribution	**7.2**	8.2	(12.2)	**25.0**	26.2	(4.6)
Net investment income and other	**6.5**	4.9	32.7	**20.3**	13.5	50.4
	230.7	221.2	4.3	**708.0**	656.9	7.8
Operating expenses						
Commissions	**37.9**	38.4	(1.3)	**119.0**	114.7	3.7
Trailing commissions	**52.2**	47.4	10.1	**155.9**	137.8	13.1
Non-commission	**62.1**	63.2	(1.7)	**196.4**	192.1	2.2
	152.2	149.0	2.1	**471.3**	444.6	6.0
Earnings before interest and taxes	**$ 78.5**	$ 72.2	8.7%	**$ 236.7**	$ 212.3	11.5%

retail priced mutual funds, it also offers various series of these funds with management fees that are designed for fee-based programs, large accounts and third party investment programs offered by banks, insurance companies and investment dealers. In these programs, Mackenzie will not pay trailing commissions or selling commissions. As at September 30, 2006, there were $5.8 billion of mutual fund assets in these series of the funds, as compared to $4.4 billion as at September 30, 2005.

Management fees were $185.4 million for the three month period ended September 30, 2006, an increase of $11.1 million or 6.4% from $174.3 million in the comparative period last year. The increase in management fees was attributed to an 8.6% increase in Mackenzie's average mutual fund assets under management from $39.7 billion as at September 30, 2005 to $43.1 billion in the current period and the growth in its institutional accounts. The overall increase in management fees was less than the growth in assets under management due to a change in asset mix in retail priced funds and in non-retail priced funds, the relative proportion of which results in a lower effective management fee rate. In addition, there was one less business day in the current quarter versus the comparative quarter last year.

Management fees were $564.9 million for the nine month period ended September 30, 2006, an increase of $50.4 million or 9.8% from $514.5 million in the comparative period last year. The increase in management fees was attributed to an 11.2% increase in Mackenzie's average mutual fund assets under management from $38.7 billion as at September 30, 2005 to $43.0 billion in the current period and the growth in institutional assets. The overall increase in management fees was less than the growth in assets under management because of a shift in asset mix from retail priced funds to non-retail priced funds, which results in a lower effective management fee rate.

Administration fees were $31.6 million for the three month period ended September 30, 2006, a decrease of $2.2 million from $33.8 million in the comparative period last year. Administration fees were $97.8 million for the nine month period ended September 30, 2006, a decrease of $4.9 million from $102.7 million in the comparative period last year.

Administration fees include the following main components:

- Operating expenses recovered from Mackenzie mutual funds and structured products.
- Asset allocation fees.
- Trustee and other administration fees generated from the MRS account administration business.

The decrease in administration fees for the three month period ended September 30, 2006 is primarily attributed to a decline in fees for administering the VenGrowth labour sponsored funds. VenGrowth terminated their administration agreement with Mackenzie effective November 2005. The decrease in administration fees for the nine month period ended September 30, 2006 is primarily attributed to a decline in counterparty revenue as a result of the elimination of the foreign property rules applicable to registered plans in July 2005 and Mackenzie's decision to discontinue this product offering, and a decline in fees for administering the VenGrowth labour sponsored funds.

Mackenzie earns distribution fee income on redemptions of mutual fund units sold on a deferred sales charge basis and on a low load basis. Distribution fees charged for deferred sales charge assets range from 5.5% in the first year and decrease to zero after seven years. Distribution fees for low load assets range from 3.0% in the first year and decrease to zero after three years. Distribution fee income in the three month period ended September 30, 2006 was $7.2 million, a decrease of $1.0 million from $8.2 million in the comparative period last year. Distribution fee income for the nine month period ended September 30, 2006 was $25.0 million, a decrease of $1.2 million from $26.2 million in the comparative period last year. Although the total level of redemptions increased during the three and nine month periods ended September 30, 2006 relative to the corresponding periods last year, the decline in distribution fee income was due to a period over period decline in the absolute level of redemption of units that are subject to a redemption fee.

The most significant component of net investment income and other is the net interest margin from M.R.S. Trust Company's lending and deposit operations. Net investment income in the three month period ended September 30, 2006, was $6.5 million, an increase of $1.6 million as compared to $4.9 million in the three month period ended September 30, 2005. Net investment income in the nine month period ended September 30, 2006 was $20.3 million, an increase of $6.8 million as compared to $13.5 million in the nine month period ended September 30, 2005. Increases in M.R.S. Trust Company's loan portfolio, rising interest rates and gains realized at Mackenzie in the current year on the disposition of marketable securities accounted for this

increase. There were no corresponding gains on the disposition of marketable securities in the prior year.

OPERATING EXPENSES

Mackenzie's operating expenses increased 2.1% and 6.0% respectively in the three and nine month periods ended September 30, 2006 as compared to the corresponding periods last year.

Mackenzie pays selling commissions to the dealers that sell its mutual funds on a low load and deferred sales charge basis. Commission expense, which represents the amortization of selling commissions, was $37.9 million in the three month period ended September 30, 2006 as compared to $38.4 million in the comparative period last year. Commission expense in the nine month period ended September 30, 2006 was $119.0 million, as compared to $114.7 million in the same period in 2005. Mackenzie amortizes selling commissions over three years from the date of original purchase of the applicable low load units and over a maximum period of seven years from the date of original purchase of the applicable deferred sales charge units.

Trailing commissions paid to dealers are calculated as a percentage of assets under management and vary depending on the fund type and whether the fund was purchased on a front-end basis, a deferred sales charge basis or on a low load basis. Trailing commissions are generally not paid on non-retail series of mutual funds and institutional assets.

Trailing commissions paid to dealers were $52.2 million in the three month period ended September 30, 2006, an increase of $4.8 million or 10.1% from $47.4 million in the comparative period last year. Trail commission expense in the nine month period ended September 30, 2006 was $155.9 million, an increase of $18.1 million or 13.1% from $137.8 million in the comparative period last year. The increase in trailing commissions in the three and nine month periods is due to the year over year growth in average mutual fund assets under management and the increase in the average trail commission rate. Trailing commissions as a percentage of average mutual fund assets under management increased to 0.486% in the current quarter as compared to 0.478% in the corresponding quarter last year and increased to 0.485% in the nine month period ended September 30, 2006 as compared to 0.475% in the same period last year. The increase in the average trail commission rate is attributed to an increase in the relative proportion of Mackenzie's mutual fund assets that were purchased on a front-end basis as opposed to a deferred sales charge basis.

Non-commission expenses decreased $1.1 million or 1.7% to $62.1 million in the three month period ended September 30, 2006, from $63.2 million in the comparative period last year. Non-commission expenses increased $4.3 million or 2.2% to $196.4 million in the nine month period ended September 30, 2006 from $192.1 million in the comparative period last year. A component of the non-commission expenses incurred by Mackenzie are related to the administration of its mutual funds. The remaining non-commission expenses relate to costs incurred by Mackenzie in the marketing and management of its mutual funds and in its account administration and trust company businesses. The primary reason for the increase in non-commission expenses in the nine month period ended September 30, 2006 as compared to the corresponding period last year is due to an increase in subadvisory expenses.

IGM Financial Inc.

Consolidated Financial Position

IGM Financial's on-balance sheet assets totalled $7.12 billion at September 30, 2006 compared to $6.81 billion at December 31, 2005.

The Company's securities holdings were $151.9 million at September 30, 2006, a decrease of $26.1 million or 14.7% from December 31, 2005. The fair value of the Company's portfolio exceeded cost by $81.1 million at September 30, 2006 compared with $123.7 million at December 31, 2005.

Loans, including mortgages and personal loans, increased by $95.6 million to $608.6 million at September 30, 2006 and represent 8.5% of total assets, compared to 7.5% at December 31, 2005. Residential mortgage loans related to the Company's mortgage banking operations increased $86.1 million. These residential mortgage loans are funded primarily by sales to third parties and mortgage conduits on a fully serviced basis and to the Investors Mortgage and Short Term Income Fund. In the Company's intermediary operations, personal loans increased by $26.8 million while residential mortgage loans decreased by $17.9 million in the nine month period to September 30, 2006.

Consolidated Liquidity and Capital Resources

LIQUIDITY

IGM Financial's operating liquidity is required for:

- Financing ongoing operations, including the funding of selling commissions.
- Temporarily financing mortgages in its mortgage banking facility.
- Meeting regular interest and dividend obligations related to long-term debt and preferred shares.
- Payment of quarterly dividends on its outstanding common shares.
- Maintaining liquidity requirements for regulated entities.
- Financing common share repurchases related to the Company's normal course issuer bid.

As well, a portion of cash and cash equivalents and loans relate to the Company's deposit operations. At September 30, 2006, deposits and certificates totalled $719.9 million compared to $692.8 million at December 31, 2005.

IGM Financial continues to generate significant cash flows from its operations. Earnings before interest, taxes, depreciation and amortization (EBITDA) totalled $386.4 million for the three months ended September 30, 2006 compared to $344.5 million in 2005, and represents an increase of 12.2%. EBITDA totalled $1,135.4 million for the nine months ended September 30, 2006 compared to $1,012.2 million in 2005, and represents an increase of 12.2%.

In addition to IGM Financial's current balance of cash and cash equivalents in excess of the operating liquidity requirements described above, other potential sources of liquidity include the Company's portfolio of securities and lines of credit. The Company maintains operating lines of credit totalling $210 million with various Schedule A Canadian chartered banks, of which $50 million represented committed lines of credit.

IGM Financial's demonstrated ability to raise funds in domestic debt and equity markets is also a source of liquidity.

Cash Flows

Table 8 – Cash Flows is a summary of the Consolidated Statements of Cash Flows which forms part of the interim Consolidated Financial Statements for the three and nine month periods ended September 30, 2006.

Operating activities, before payment of commissions, generated $277.3 million and $728.1 million during the three and nine month periods ended September 30, 2006, as compared to $319.8 million and $722.4 million in 2005. Cash commissions paid of $66.2 million in the three month period decreased from $73.9 million reflecting the decrease of consolidated mutual funds sales over 2005 levels. Cash commissions paid of $270.2 million in the nine month period compared to $267.5 million in 2005 and reflects the increase in mutual fund sales over 2005 levels.

Financing activities during the quarter ended September 30, 2006 compared to the same period in 2005 related primarily to:

- A net increase of $50.6 million in deposits and certificates in 2006 compared to a net decrease of $16.1 million in 2005. The net increase in 2006 related primarily to changes in demand deposit levels and the decrease in 2005 related primarily to changes in term deposit levels.
- Proceeds received on the issuance of common shares under the Company's stock option program of $4.0 million in both 2006 and 2005.

TABLE 8: CASH FLOWS

($ millions)	THREE MONTHS ENDED SEPTEMBER 30 2006	2005	CHANGE	NINE MONTHS ENDED SEPTEMBER 30 2006	2005	CHANGE
Operating activities						
Before payment of commissions	**$ 277.3**	$ 319.8	(13.3)%	**$ 728.1**	$ 722.4	0.8%
Commissions paid	**(66.2)**	(73.9)	10.4	**(270.2)**	(267.5)	(1.0)
Net of commissions paid	**211.1**	245.9	(14.2)	**457.9**	454.9	0.7
Financing activities	**(49.2)**	(108.7)	54.7	**(286.9)**	(292.8)	2.0
Investing activities	**(144.1)**	17.1	N/M	**(175.0)**	(60.4)	(189.7)
Increase (decrease) in cash and cash equivalents	**17.8**	154.3	(88.5)	**(4.0)**	101.7	(103.9)
Cash and cash equivalents, beginning of period	**1,046.3**	812.4	28.8	**1,068.1**	865.0	23.5
Cash and cash equivalents, end of period	**$ 1,064.1**	$ 966.7	10.1%	**$ 1,064.1**	$ 966.7	10.1%

- The payment of regular common share dividends which increased to $97.9 million in 2006 from $85.3 million in 2005 as a result of increases in the Company's common share dividends.
- The purchase of 121,700 common shares in the third quarter of 2006 under IGM Financial's normal course issuer bid at a cost of $5.8 million compared with the purchase of 260,000 common shares at a cost of $11.3 million in 2005.

Financing activities during the nine months ended September 30, 2006 compared to the same period in 2005 related primarily to:

- A net increase of $27.1 million in deposits and certificates in 2006 compared to a net decrease of $25.9 million in 2005. The net increase in 2006 resulted from the net increase in demand deposit levels offset by decreases in term deposits. The net decrease in 2005 related primarily to decreases in term deposits.
- The repayment on maturity of the $25.0 million note payable to Power Financial Corporation.
- Proceeds received on the issuance of common shares under the Company's stock option program of $11.3 million in 2006 compared with $8.3 million in 2005.
- The payment of regular common share dividends which increased to $287.2 million in 2006 from $250.1 million in 2005 as a result of increases in the Company's common share dividends.
- The purchase of 271,700 common shares in 2006 under IGM Financial's normal course issuer bid at a cost of $13.2 million. In 2005, 584,700 shares were purchased at a cost of $23.3 million.

Investing activities during the quarter ended September 30, 2006 compared to the same period in 2005 related primarily to:

- Securities purchases of $16.1 million and securities sales with proceeds of $56.4 million in 2006 compared with $13.4 million and $22.6 million respectively in 2005.
- Net increase in loans of $420.3 million compared to $46.5 million in 2005 related primarily to residential mortgages in the Company's mortgage banking operations. The net increase in loans was offset by securitizations of $386.6 million in 2006 compared to $56.9 million in 2005.
- The acquisition of intangible assets in 2006 which totalled $140.8 million.

Investing activities during the nine months ended September 30, 2006 compared to the same period in 2005 related primarily to:

- Securities purchases of $66.3 million and securities sales with proceeds of $141.0 million in 2006 compared with $29.2 million and $78.8 million respectively in 2005.
- Net increases in loans of $1,110.7 million compared to $290.2 million in 2005 related primarily to

residential mortgages in the Company's mortgage banking operations. The net increase in loans was offset by securitizations of $1,019.3 million in 2006 compared to $188.4 million in 2005.

- The acquisition of intangible assets in 2006 which totalled $140.8 million.

Contractual Obligations

Changes in the contractual obligations of the Company from those reported at December 31, 2005 relate to the repayment at maturity of a note payable of $25.0 million to Power Financial Corporation during the first quarter of 2006.

Liquidity Requirements

Liquidity requirements for M.R.S. Trust Company and Investors Group Trust Co. Ltd., which engage in financial intermediary activities, are based on investment policies approved by the investment committees of their respective Boards of Directors. As at September 30, 2006, liquidity for both companies was in compliance with these policies.

Off-Balance Sheet Arrangements

- *Securitizations* – There were no changes to the Company's liquidity management practices related to securitizations during the three month period ended September 30, 2006. During the three months ended September 30, 2006, the Company entered into securitization transactions through its mortgage banking operation with proceeds of $386.6 million compared with $56.9 million in 2005 as discussed in Note 2 to the interim Consolidated Financial Statements. Securitized loans serviced at September 30, 2006 totalled $1,356.5 million compared with $562.4 million in 2005. The fair value of the Company's retained interest was $37.2 million at September 30, 2006 and $17.8 million in 2005.
- *Derivative Contracts* – There have been no changes in the Company's policies and procedures with respect to the use of derivative instruments during the quarter ended September 30, 2006. During the third quarter of 2006, the Company increased the outstanding notional amount of interest rate swaps by $476.4 million to $1,845.2 million. However the exposure to credit risk, which is limited to the current fair value of those instruments which are in a gain position, remained relatively unchanged. The Company utilizes interest rate swaps in order to reduce the impact of fluctuating interest rates on its mortgage banking operations as outlined in Notes 1 and 15 of the Consolidated Financial Statements in the 2005 IGM Financial Inc. Annual Report.

CAPITAL RESOURCES

Shareholders' equity increased to $3.72 billion as at September 30, 2006 from $3.45 billion at December 31, 2005. Changes in common share capital are reflected in Note 3 to the interim Consolidated Financial Statements. Long-term debt declined by $25.0 million to $1.20 billion as a result of the repayment of the note payable to Power Financial Corporation. Preferred shares of $360 million remained at year end 2005 levels.

To achieve its strategic objectives, the Company requires a strong capital base. The Company's capital management objective is to preserve the quality of its financial position by establishing and maintaining a solid capital base and a strong balance sheet.

In the first quarter of 2006, the Dominion Bond Rating Service (DBRS) reviewed their ratings of IGM Financial's senior debt and liabilities. The rating on the Company's senior debt and liabilities was upgraded to "A (high)" with a stable outlook by DBRS, reflecting the continuing quality of the Company's balance sheet and the strength of its operations. The S&P rating is currently "A" with a stable outlook.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Changes in both the carrying values and fair values of financial instruments did not have a significant impact on the financial condition of the Company for the quarter ended September 30, 2006. In addition, there were no significant changes in the risks related to these financial instruments and in the policies and procedures designed to manage these risks during the period.

TABLE 9: FINANCIAL INSTRUMENTS – CARRYING VALUE

($ millions)	SEPTEMBER 30 2006	DECEMBER 31 2005
Assets		
Cash and cash equivalents	**$ 1,064.1**	$ 1,068.1
Securities	**151.9**	178.0
Loans	**608.6**	513.0
Account and other receivables	**204.9**	161.2
	$ 2,029.5	$ 1,920.3
Liabilities		
Deposits and certificates	**$ 719.9**	$ 692.8
Other financial liabilities	**502.5**	480.9
Long-term debt	**1,200.0**	1,225.0
Preferred shares	**360.0**	360.0
	$ 2,782.4	$ 2,758.7

Outlook

MUTUAL FUND INDUSTRY ASSETS

At September 30, 2006, mutual fund industry assets in Canada were $610.0 billion, an increase of 3.6% relative to June 30, 2006 and an increase of 7.0% relative to December 31, 2005. The $21.0 billion increase in industry assets since June 30, 2006 reflected net sales of $2.7 billion and an estimated $18.3 billion in investment returns during the quarter. The $40.0 billion increase in industry assets since December 31, 2005 reflected net sales of $14.1 billion, an estimated $24.6 billion in investment returns and $1.3 billion in mutual fund assets not previously reported through IFIC.

OTHER RISK FACTORS

Contingencies

Investors Group and Mackenzie are subject to legal actions, including class actions, arising in the normal course of their business. Three class actions related to alleged market timing trading activity in mutual funds of the companies have been commenced. Investors Group entered into settlement agreements in 2004 with a number of its securities regulators in respect of such market timing trading activity. Although it is difficult to predict the outcome of such legal actions, based on current knowledge and consultation with legal counsel, management does not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on the Company's consolidated financial position.

Market Risk

Risks related to performance of the equity markets and changes in interest rates can have a significant impact on the level and mix of mutual fund assets under management and sales. In addition, these factors can result in increased redemptions of mutual funds.

REDEMPTION RATES

Redemption rates for long-term funds are summarized in Table 10.

IGM Financial provides Consultants and independent financial advisors with a high level of service and support and a broad range of investment products – based on asset classes, countries or regions, and investment management styles. These are key advantages in maintaining strong client relationships.

The mutual fund industry and financial advisors are committed to educating Canadian investors on the merits of financial planning, diversification and long-term investing. In periods of volatility our Consultants and independent financial advisors play a key role assisting investors to maintain perspective and focus on their long-term objectives.

TABLE 10: TWELVE MONTH TRAILING REDEMPTION RATE FOR LONG-TERM FUNDS

As at September 30	2006	2005
IGM Financial Inc.		
Investors Group	**8.1%**	9.1%
Mackenzie	**15.1%**	15.1%
Counsel Group of Funds	**9.5%**	10.3%
Mutual Fund Industry, excluding IGM Financial Inc.[1]	**15.6%**	17.0%

[1] *Excludes Investors Group, Mackenzie and Counsel Group of Funds.*

Distribution Risk

- *Investors Group Consultant Network* – Investors Group derives all of its mutual fund sales through its Consultant network. Investors Group Consultants have regular direct contact with clients which can lead to a strong and personal client relationship based on the client's confidence in that individual Consultant. The market for financial advisors is extremely competitive. The loss of a significant number of key Consultants could lead to the loss of client accounts which could have an adverse effect on Investors Group's results of operations and business prospects. Investors Group is focused on growing its distribution network of Consultants as previously discussed in the Investors Group Review of the Business.
- *Mackenzie* – Mackenzie derives substantially all of its mutual fund sales through independent financial advisors. Mackenzie's ability to market its products is highly dependent on access to various distribution channels. These intermediaries generally offer their clients investment products in addition to, and in competition with Mackenzie. The inability to have such access could have a material adverse effect on Mackenzie's operating results and business prospects. However, Mackenzie's diverse portfolio of financial products and its long-term investment performance record, marketing, educational and service support has made Mackenzie one of Canada's leading companies serving independent financial advisors.

Accounting Estimates and Policies

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies from those reported at December 31, 2005.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

There were no changes to the Company's critical accounting estimates from those reported at December 31, 2005.

IGM FINANCIAL INC.

Other Information

RELATED PARTY TRANSACTIONS

There were no changes to the types of related party transactions from those reported at December 31, 2005. For further information on transactions involving related parties, see Notes 5 and 19 of the Consolidated Financial Statements in the 2005 IGM Financial Inc. Annual Report.

OUTSTANDING SHARE DATA

Outstanding shares of the Company as at September 30, 2006 of 264,783,231 are disclosed in Note 3 – Share Capital in the notes to the interim Consolidated Financial Statements. Outstanding shares of the Company as at November 1, 2006 totalled 264,785,931.

SEDAR

Additional information relating to IGM Financial Inc., including the Company's most recent financial statements and Annual Information Form, is available at www.sedar.com.

Interim Consolidated Financial Statements

IGM FINANCIAL INC.

Consolidated Statements of Income

(unaudited) *(in thousands of dollars, except shares and per share amounts)*	THREE MONTHS ENDED SEPTEMBER 30 2006	2005	NINE MONTHS ENDED SEPTEMBER 30 2006	2005
Fee and net investment income				
Management	**$ 456,481**	$ 420,516	**$ 1,364,695**	$ 1,217,628
Administration	**77,097**	74,481	**233,659**	229,362
Distribution	**54,154**	53,406	**165,762**	156,498
Net investment income and other	**55,370**	38,594	**161,920**	135,767
Total fee and net investment income	**643,102**	586,997	**1,926,036**	1,739,255
Operating expenses				
Commission expense	**205,198**	183,491	**613,811**	536,972
Non-commission expense	**134,491**	135,611	**425,426**	414,124
Interest expense	**22,221**	22,746	**66,198**	67,676
Total operating expenses	**361,910**	341,848	**1,105,435**	1,018,772
Income before income taxes and non-controlling interest	**281,192**	245,149	**820,601**	720,483
Income taxes	**89,507**	68,365	**242,105**	214,033
Income before non-controlling interest	**191,685**	176,784	**578,496**	506,450
Non-controlling interest	**252**	229	**1,398**	1,269
Net income	**$ 191,433**	$ 176,555	**$ 577,098**	$ 505,181
Average number of common shares *(in thousands) (Note 6)*				
– Basic	**264,769**	264,581	**264,697**	264,595
– Diluted	**267,466**	266,813	**267,390**	266,586
Earnings per share *(in dollars) (Note 6)*				
– Basic	**$ 0.72**	$ 0.67	**$ 2.18**	$ 1.91
– Diluted	**$ 0.72**	$ 0.66	**$ 2.16**	$ 1.90

(See accompanying notes to interim consolidated financial statements.)

Consolidated Statements of Retained Earnings

(unaudited) *(in thousands of dollars)*	NINE MONTHS ENDED SEPTEMBER 30 2006	2005
Balance, beginning of period	**$ 1,954,391**	$ 1,668,006
Net income	**577,098**	505,181
Common dividends	**(301,194)**	(261,941)
Common share cancellation excess *(Note 3)*	**(11,687)**	(20,067)
Other	**(6,019)**	(6,999)
Balance, end of period	**$ 2,212,589**	$ 1,884,180

(See accompanying notes to interim consolidated financial statements.)

Consolidated Balance Sheets

(unaudited) *(in thousands of dollars)*	SEPTEMBER 30 2006	DECEMBER 31 2005
Assets		
Cash and cash equivalents	**$ 1,064,140**	$ 1,068,061
Securities	**151,923**	178,011
Loans	**608,600**	512,989
Investment in affiliate	**536,203**	509,721
Deferred selling commissions	**977,818**	927,958
Other assets	**369,744**	336,473
Intangible assets	**1,040,846**	900,180
Goodwill	**2,373,602**	2,373,483
	$ 7,122,876	$ 6,806,876
Liabilities		
Deposits and certificates	**$ 719,913**	$ 692,770
Other liabilities	**674,899**	634,256
Future income taxes	**449,671**	449,717
Long-term debt	**1,200,000**	1,225,010
Preferred shares *(Note 3)*	**360,000**	360,000
	3,404,483	3,361,753
Shareholders' Equity		
Share capital *(Note 3)*	**1,492,015**	1,481,519
Contributed surplus	**13,789**	9,213
Retained earnings	**2,212,589**	1,954,391
	3,718,393	3,445,123
	$ 7,122,876	$ 6,806,876

(See accompanying notes to interim consolidated financial statements.)

IGM FINANCIAL INC.

Consolidated Statements of Cash Flows

(unaudited) *(in thousands of dollars)*	THREE MONTHS ENDED SEPTEMBER 30 2006	2005	NINE MONTHS ENDED SEPTEMBER 30 2006	2005
Operating activities				
Net income	**$ 191,433**	$ 176,555	**$ 577,098**	$ 505,181
Adjustments to determine net cash from operating activities				
Future income taxes	**(1,123)**	(17,851)	**617**	17,433
Commission amortization	**73,607**	66,684	**220,299**	194,262
Amortization of capital and intangible assets	**5,187**	5,676	**15,917**	17,076
Changes in operating assets and liabilities and other	**8,168**	88,740	**(85,833)**	(11,514)
	277,272	319,804	**728,098**	722,438
Commissions paid	**(66,211)**	(73,880)	**(270,159)**	(267,476)
	211,061	245,924	**457,939**	454,962
Financing activities				
Net increase (decrease) in deposits and certificates	**50,567**	(16,094)	**27,143**	(25,859)
Repayment of long-term debt	**–**	–	**(25,010)**	(1,785)
Issue of common shares	**4,009**	3,981	**11,338**	8,280
Common dividends paid	**(97,945)**	(85,298)	**(287,175)**	(250,056)
Common shares purchased for cancellation	**(5,762)**	(11,294)	**(13,216)**	(23,335)
	(49,131)	(108,705)	**(286,920)**	(292,755)
Investing activities				
Purchase of securities	**(16,139)**	(13,381)	**(66,286)**	(29,214)
Proceeds from the sale of securities	**56,393**	22,625	**141,020**	78,833
Net increase in loans	**(420,304)**	(46,538)	**(1,110,722)**	(290,180)
Proceeds from securitizations *(Note 2)*	**386,600**	56,892	**1,019,290**	188,381
Additions to capital assets	**(9,772)**	(2,303)	**(16,367)**	(7,473)
Acquisition of intangible assets *(Note 8)*	**(140,817)**	–	**(140,817)**	–
Other	**(61)**	(156)	**(1,058)**	(797)
	(144,100)	17,139	**(174,940)**	(60,450)
Increase (decrease) in cash and cash equivalents	**17,830**	154,358	**(3,921)**	101,757
Cash and cash equivalents, beginning of period	**1,046,310**	812,389	**1,068,061**	864,990
Cash and cash equivalents, end of period	**$ 1,064,140**	$ 966,747	**$ 1,064,140**	$ 966,747
Cash	**$ 164,237**	$ 112,628	**$ 164,237**	$ 112,628
Cash equivalents	**899,903**	854,119	**899,903**	854,119
	$ 1,064,140	$ 966,747	**$ 1,064,140**	$ 966,747
Supplemental disclosure of cash flow information				
Amount of interest paid during the period	**$ 20,744**	$ 20,927	**$ 84,324**	$ 84,524
Amount of income taxes paid during the period	**$ 53,150**	$ 27,592	**$ 224,612**	$ 174,800

(See accompanying notes to interim consolidated financial statements.)

IGM FINANCIAL INC.

Notes to the Interim Consolidated Financial Statements

SEPTEMBER 30, 2006 *(unaudited) (In thousands of dollars, except shares and per share amounts)*

1. SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as set out in Note 1 to the Consolidated Financial Statements for the year ended December 31, 2005. These interim unaudited Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and Notes thereto in the Company's Annual Report dated December 31, 2005.

Certain comparative figures have been reclassified to conform with the current year's financial statement presentation.

2. SECURITIZATIONS

During the third quarter, the Company securitized $390.0 million (2005 – $57.2 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $386.6 million (2005 – $56.9 million). The Company's retained interest in the securitized loans was valued at $9.9 million (2005 – $2.0 million). A pre-tax gain on sale of $3.6 million (2005 – gain of $1.2 million) was recognized and reported in Net investment income and other in the Consolidated Statements of Income.

During the nine months ended September 30, 2006, the Company securitized $1,025.8 million (2005 – $189.3 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $1,019.3 million (2005 – $188.4 million). The Company's retained interest in the securitized loans was valued at $17.4 million (2005 – $6.1 million). A pre-tax gain on sale of $1.2 million (2005 – $3.5 million) was recognized and reported in Net investment income and other in the Consolidated Statements of Income.

3. SHARE CAPITAL

Issued and outstanding

	SEPTEMBER 30, 2006		DECEMBER 31, 2005	
	SHARES	STATED VALUE	SHARES	STATED VALUE
First preferred shares, Series A	**14,400,000**	**$ 360,000**	14,400,000	$ 360,000
Common shares				
Balance, beginning of period	**264,539,213**	**$ 1,481,519**	264,598,380	$ 1,475,405
Issued under Stock Option Plan	**515,718**	**12,025**	525,533	9,382
Purchased for cancellation	**(271,700)**	**(1,529)**	(584,700)	(3,268)
Balance, end of period	**264,783,231**	**$ 1,492,015**	264,539,213	$ 1,481,519

Normal course issuer bid

The Company commenced a normal course issuer bid, effective for one year, on March 22, 2006. Under this bid, the Company may purchase up to 13.2 million or 5% of its common shares outstanding as at March 14, 2006. In the third quarter of 2006, 121,700 shares were purchased at a cost of $5.8 million and, during the nine months ended September 30, 2006, 271,700 shares were purchased at a cost of $13.2 million. The premium paid to purchase the shares in excess of the stated value was charged to Retained earnings.

On February 23, 2005, the Company commenced a normal course issuer bid, effective for one year, authorizing it to purchase up to 13.2 million or 5% of its common shares outstanding as at February 18, 2005. In the third quarter of 2005, 260,000 shares were purchased at a cost of $11.3 million and, during the nine months ended September 30, 2005, 584,700 shares were purchased at a cost of $23.3 million. The premium paid to purchase the shares in excess of the stated value was charged to Retained earnings.

4. STOCK-BASED COMPENSATION

	SEPTEMBER 30 2006	DECEMBER 31 2005
Common share options		
– Outstanding	**8,610,409**	8,451,760
– Exercisable	**4,736,596**	3,854,090

In the third quarter of 2006, the Company did not issue options to employees (2005 – nil). In the nine months ended September 30, 2006, the Company issued 810,400 options to employees (2005 – 1,920,800). A portion of the options granted to employees are subject to performance targets. The weighted-average fair value of options granted during the nine months ended September 30, 2006 has been estimated at $8.68 per option (2005 – $7.76) using the Black-Scholes option pricing model, based on the following assumptions: (i) risk-free interest rate of 4.11% (2005 – 4.04%), (ii) expected option life of six years (2005 – six years), (iii) expected volatility of 21.00% (2005 – 25.00%) and (iv) expected dividend yield of 3.17% (2005 – 3.42%).

The Company recorded compensation expense related to its stock option program of $1.6 million (2005 – $1.6 million) in the third quarter and $4.7 million (2005 – $3.6 million) for the nine months ended September 30, 2006.

5. EMPLOYEE FUTURE BENEFITS

The Company recorded pension and other post-retirement benefits expense as follows:

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2006	2005	2006	2005
Pension expense	**$ 769**	$ 203	**$ 2,306**	$ 611
Other post-retirement benefits expense	**725**	973	**2,175**	2,917
Total	**$ 1,494**	$ 1,176	**$ 4,481**	$ 3,528

6. EARNINGS PER COMMON SHARE

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2006	2005	2006	2005
Earnings				
Net income	**$ 191,433**	$ 176,555	**$ 577,098**	$ 505,181
Number of common shares *(in thousands)*				
Average number of common shares outstanding	**264,769**	264,581	**264,697**	264,595
Add:				
– Potential exercise of outstanding stock options	**2,697**	2,232	**2,693**	1,991
Average number of common shares outstanding – Diluted basis	**267,466**	266,813	**267,390**	266,586
Earnings per common share *(in dollars)*				
Basic	**$ 0.72**	$ 0.67	**$ 2.18**	$ 1.91
Diluted	**$ 0.72**	$ 0.66	**$ 2.16**	$ 1.90

In certain circumstances, the preferred shares are convertible into common shares. These conversions are not included in the calculation of diluted earnings per share as the Company has the option to settle in cash instead of shares.

7. SEGMENTED INFORMATION

Three months ended September 30 2006	INVESTORS GROUP	MACKENZIE	CORPORATE AND OTHER	TOTAL
Fee and net investment income				
Management	$ 260,868	$ 185,424	$ 10,189	$ 456,481
Administration	45,319	31,552	226	77,097
Distribution	28,495	7,228	18,431	54,154
Net investment income and other	38,119	6,476	10,775	55,370
	372,801	230,680	39,621	643,102
Operating expenses				
Commissions	97,589	90,116	17,493	205,198
Non-commission	64,186	62,126	8,179	134,491
	161,775	152,242	25,672	339,689
Earnings before undernoted	$ 211,026	$ 78,438	$ 13,949	303,413
Interest expense				22,221
Income before income taxes and non-controlling interest				281,192
Income taxes				89,507
Income before non-controlling interest				191,685
Non-controlling interest				252
Net income				$ 191,433

Three months ended September 30 2005	INVESTORS GROUP	MACKENZIE	CORPORATE AND OTHER	TOTAL
Fee and net investment income				
Management	$ 237,805	$ 174,267	$ 8,444	$ 420,516
Administration	40,380	33,729	372	74,481
Distribution	30,388	8,284	14,734	53,406
Net investment income and other	28,283	4,935	5,376	38,594
	336,856	221,215	28,926	586,997
Operating expenses				
Commissions	83,768	85,804	13,919	183,491
Non-commission	64,859	63,162	7,590	135,611
	148,627	148,966	21,509	319,102
Earnings before undernoted	$ 188,229	$ 72,249	$ 7,417	267,895
Interest expense				22,746
Income before income taxes and non-controlling interest				245,149
Income taxes				68,365
Income before non-controlling interest				176,784
Non-controlling interest				229
Net income				$ 176,555

7. SEGMENTED INFORMATION *(continued)*

Nine months ended September 30 **2006**	INVESTORS GROUP	MACKENZIE	CORPORATE AND OTHER	TOTAL
Fee and net investment income				
Management	$ 770,283	$ 564,895	$ 29,517	$1,364,695
Administration	135,441	97,774	444	233,659
Distribution	86,220	25,022	54,520	165,762
Net investment income and other	112,999	20,336	28,585	161,920
	1,104,943	708,027	113,066	1,926,036
Operating expenses				
Commissions	287,269	274,887	51,655	613,811
Non-commission	204,903	196,461	24,062	425,426
	492,172	471,348	75,717	1,039,237
Earnings before undernoted	$ 612,771	$ 236,679	$ 37,349	886,799
Interest expense				66,198
Income before income taxes and non-controlling interest				820,601
Income taxes				242,105
Income before non-controlling interest				578,496
Non-controlling interest				1,398
Net income				$ 577,098
Identifiable assets	$1,552,974	$2,365,891	$ 830,409	$4,749,274
Goodwill	1,347,781	943,550	82,271	2,373,602
Total assets	$2,900,755	$3,309,441	$ 912,680	$7,122,876

Nine months ended September 30 **2005**	INVESTORS GROUP	MACKENZIE	CORPORATE AND OTHER	TOTAL
Fee and net investment income				
Management	$ 679,501	$ 514,430	$ 23,697	$ 1,217,628
Administration	124,520	102,661	2,181	229,362
Distribution	80,788	26,237	49,473	156,498
Net investment income and other	101,662	13,559	20,546	135,767
	986,471	656,887	95,897	1,739,255
Operating expenses				
Commissions	238,876	252,525	45,571	536,972
Non-commission	198,971	192,060	23,093	414,124
	437,847	444,585	68,664	951,096
Earnings before undernoted	$ 548,624	$ 212,302	$ 27,233	788,159
Interest expense				67,676
Income before income taxes and non-controlling interest				720,483
Income taxes				214,033
Income before non-controlling interest				506,450
Non-controlling interest				1,269
Net income				$ 505,181
Identifiable assets	$ 1,459,537	$ 2,172,763	$ 700,001	$ 4,332,301
Goodwill	1,347,781	943,550	81,779	2,373,110
Total assets	$ 2,807,318	$ 3,116,313	$ 781,780	$ 6,705,411

8. ACQUISITION OF INTANGIBLE ASSETS

In the third quarter of 2006, Mackenzie Financial Corporation ("Mackenzie"), a subsidiary of IGM Financial Inc., acquired the assets of Cundill Investment Research Ltd. and related entities ("Cundill Group") for cash consideration, including transaction and other related costs. There is contingent consideration due if certain future revenue and assets under management targets are met. The preliminary purchase price has been allocated to intangible assets and will be completed as soon as Mackenzie has gathered all the significant information considered necessary in order to finalize this allocation.

IGM FINANCIAL INC.

IGM FINANCIAL INC.

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PARGESA HOLDING S.A.

PART D

SEPTEMBER 30, 2006

PARGESA HOLDING S.A.

HIGHLIGHTS

During the third quarter of 2006, Imerys continued its growth on contrasted markets and began to implement the reorganisation of its kaolin production units.

Starting in the third quarter of 2006, Bertelsmann no longer contributes to Pargesa's earnings as a result of the sale by GBL of its interest in that company. GBL managed the related cash proceeds received early in July, in particular increasing its investment in Lafarge.

The disposal of Orior Food SA, announced on August 31 by Orior Holding SA, a subsdiary of Pargesa, was completed on October 10 and, as already indicated, will not have any significant impact on the results of the Pargesa Group.

ECONOMIC PRESENTATION OF PARGESA RESULTS

As a supplement to the accounts drawn up using the format recommended by IFRS (see further in this section), Pargesa is continuing to publish an unaudited economic presentation of its results in order to provide homogeneous and continuous information over the long term about the contribution of each of its major shareholdings to its results.

The economic presentation shows the operating contribution of the main shareholdings to the consolidated income of Pargesa together with the income from the operations of the holding companies (Pargesa and GBL). The analysis also draws a distinction between the operating and non-operating items in the results, the non-operating part being composed of capital gains in connection with disposals and any restructuring costs and impairment.

According to this approach, the economic results for the third quarter of 2006 can be analysed as follows:

[in millions of Swiss francs] [unaudited]		THIRD QUARTER 2006	THIRD QUARTER 2005	NINE MONTHS 2006	NINE MONTHS 2005	YEAR 2005
Operating contribution of the main shareholdings						
Consolidated [Imerys] or equity-accounted [Bertelsmann]:						
Imerys						
Share of operating income		**47.0**	43.1	**141.2**	129.7	178.7
Bertelsmann						
Share of operating income		**-**	25.8	**49.3**	84.8	166.6
Preferential dividend		**-**	-	**37.6**	29.9	29.9
Net operating contribution		**-**	25.8	**86.9**	114.7	196.5
Non-consolidated:						
Total	net dividend	**-**	-	**54.4**	46.3	92.7
Suez	net dividend	**-**	-	**61.1**	38.1	38.1
Lafarge	net dividend	**-**	-	**30.4**	-	-
Operating contribution of the main shareholdings		**47.0**	68.9	**374.0**	328.8	506.0
per share [SF]		***0.55***	*0.82*	***4.42***	*3.91*	*6.01*
Operating contribution of other shareholdings		**2.3**	2.7	**17.1**	8.5	13.8
Operating income contributed by holding companies		**7.4**	(2.3)	**11.3**	(4.8)	(10.8)
Operating income		**56.7**	69.3	**402.4**	332.5	509.0
per share [SF]		***0.67***	*0.82*	***4.76***	*3.95*	*6.04*
Non-operating income from consolidated or equity-accounted companies		**(7.9)**	19.1	**(69.3)**	29.3	18.2
Non-operating income contributed by holding companies		**6.3**	0.2	**1,831.9**	4.2	5.8
Net income		**55.1**	88.6	**2,165.0**	366.0	533.0
per share [SF]		***0.64***	*1.05*	***25.59***	*4.35*	*6.33*
Average number of shares in circulation [thousands]		**84,600**	84,129	**84,600**	84,129	84,254
Average €/SF exchange rate		**1.566**	1.549	**1.566**	1.549	1.548

CONSOLIDATED HOLDINGS

During the first nine months of 2006, Imerys experienced contrasted markets and recorded a strong increase of its variable costs, mainly energy. The efforts made in terms of product offering and cost control, together with a good integration of the 2005 acquisitions, enabled the net operating income to grow by 7.6% to €225 million. Pargesa's share of Imerys operating income, expressed in Swiss francs, increased by 8.9% to SF141.2 million.

The investment in Bertelsmann no longer contributes to the results as of July 1, 2006. Comparing the contribution of this investment to Pargesa's results from one financial year to the next is thus no longer relevant.

NON-CONSOLIDATED HOLDINGS

The contributions from Total, Suez and Lafarge correspond to Pargesa's share of the net dividends received by GBL from these companies.

In the second quarter of 2006, Suez and Lafarge distributed their annual dividends for 2005.

Total paid the balance of the 2005 dividend in the second quarter of 2006, and under its distribution policy, will pay in the fourth quarter of 2006 an interim dividend for 2006.

OPERATING INCOME CONTRIBUTED BY HOLDING COMPANIES, which is the net sum of financial income and expenses, of overheads and taxes, stands at SF11.3 million, compared with SF(4.8) million at September 30, 2005. As of 2006, this item includes income from non-consolidated private equity investments. During the third quarter of 2006, it also benefited from the income on the cash proceeds resulting from the disposal of Bertelsmann.

NON-OPERATING INCOME › The non-operating income from consolidated or equity-accounted companies amounting to SF(69.3) million at September 30, 2006 essentially consists of Pargesa's share of the non-operating income of Imerys, resulting from the recognition of costs associated with the restructuring of the kaolin production units undertaken by this group.

The non-operating income contributed by holding companies is SF1,831.9 million, and essentially represents the capital gain recorded on the disposal of the Group's stake in Bertelsmann.

CONSOLIDATED RESULTS FOR THE THIRD QUARTER OF 2006 [UNAUDITED]

PRESENTATION OF RESULTS IN ACCORDANCE WITH IFRS STANDARDS

The simplified presentation of the income statement in accordance with IFRS standards is as follows:

[in millions of Swiss francs]	THIRD QUARTER 2006	THIRD QUARTER 2005	NINE MONTHS 2006	NINE MONTHS 2005
Operating income	**1,329.1**	1,206.1	**3,979.0**	3,585.6
Operating expenses	**(1,178.6)**	(1,062.6)	**(3,707.9)**	(3,217.6)
Other income and expenses	**(9.6)**	(1.4)	**8.3**	143.9
Operating profit	**140.9**	142.1	**279.4**	511.9
Dividends and interest from long-term investments	**2.1**	6.7	**298.9**	178.7
Financial income [expenses]	**14.8**	(18.0)	**(7.0)**	(31.7)
Taxes	**(35.6)**	(32.5)	**(52.1)**	(102.1)
Income from associates	**3.6**	0.8	**24.4**	2.2
Net profit from continuing operations	**125.8**	99.1	**543.6**	559.0
Net profit from discontinued operations	**12.7**	100.3	**3,865.1**	252.4
Consolidated net profit [including non-controlling interests]	**138.5**	199.4	**4,408.7**	811.4
Non-controlling interests	**(83.4)**	(110.8)	**(2,243.7)**	(445.4)
Consolidated net profit [Group share]	**55.1**	88.6	**2,165.0**	366.0
Earnings per share [SF]	***0.64***	*1.05*	***25.59***	*4.35*

PARGESA HOLDING S.A.

Operating income and expenses are principally turnover and operating expenses of Imerys, whose accounts are 100% integrated into those of Pargesa.

Other income and expenses are net capital gains and losses and impairment on Group shareholdings and operations.

The dividends and interest from long-term investments item mainly concerns, depending on the period, net dividends received from the investments in Total and Suez and, for the first time in 2006, Lafarge.

The financial income (expenses) and taxes items consolidate the figures for Pargesa, GBL and Imerys.

The income from associates item concerns the share in the consolidated net profit contributed by shareholdings accounted for in the Pargesa accounts using the equity method.

At September 30, 2006, the net profit from discontinued operations item mainly concerns the capital gain, including non-controlling interests, recorded on the disposal of the 25.1% stake in Bertelsmann. It also includes first half results for the discontinued operations, i.e., Bertelsmann and Orior Food.

Non-controlling interests essentially concerns the share of income due to the minority shareholders of GBL and Imerys, these two companies being 100% integrated into the Group's accounts.

POWER FINANCIAL CORPORATION

STOCK LISTINGS

Shares of Power Financial Corporation are listed on the Toronto Stock Exchange, under the following listings:

Common Shares: PWF
First Preferred Shares, Series A: PWF.PR.A
First Preferred Shares, Series C: PWF.PR.D
First Preferred Shares, Series D: PWF.PR.E
First Preferred Shares, Series E: PWF.PR.F
First Preferred Shares, Series F: PWF.PR.G
First Preferred Shares, Series H: PWF.PR.H
First Preferred Shares, Series I: PWF.PR.I
First Preferred Shares, Series J: PWF.PR.J
First Preferred Shares, Series K: PWF.PR.K
First Preferred Shares, Series L: PWF.PR.L

Shareholders with questions relating to the payment of dividends, change of address and share certificates should contact the Transfer Agent.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc.
1-800-564-6253 (toll-free in Canada and the U.S.)
or 514-982-7555

1500 University Street, Suite 700, Montréal, Québec, Canada H3A 3S8
100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1
830-201 Portage Avenue, Winnipeg, Manitoba, Canada R3B 3K6
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9



POWER FINANCIAL
CORPORATION

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3
TELEPHONE 514-286-7430 FAX 514-286-7424
WWW.POWERFINANCIAL.COM

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